5/25


05008456

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Angang New Steel Co Ltd

*CURRENT ADDRESS

**FORMER NAME


PROCESSED

JUN 0 1 2005

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34663 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: dw

DAT : 5/31/05



# [illegible]鋼新軋鋼股份有限公司

# [illegible] Steel Company Limited

## Annual Report 2004




CFHI
ANSC





# Contents





The board of Directors (the "Board") of Angang New Steel Company Limited (the "Company") confirms that there are no false representations or misleading statements contained in or material omissions from this annual report. The Directors severally and jointly accept responsibility for the truthfulness, accuracy and completeness of the contents of this annual report.

The Company's Chairman Mr. Liu Jie, the Chief Accountant Mr. Ma Lianyong and the Head of the Accounting Department Mr. Zhang Wanbin confirm that the financial statements in this annual report are true and complete.

The Board of the Company is pleased to announce the annual results of the Company and its jointly controlled entities (collectively referred to as the "Group") for the year ended 31 December 2004.

## COMPANY PROFILE

The Company is a joint stock limited company incorporated on 8 May 1997 with Anshan Iron and Steel Group Complex ("Angang Holding") as its sole promoter. Pursuant to the reorganisation of Angang Holding and the Company, the Cold Rolling Plant, Wire Rod Plant and Thick Plate Plant were transferred to the Company by Angang Holding. The three plants represented a net asset value of Rmb2,028,817,600 as determined by the State-owned Assets Administration Bureau and 1,319,000,000 domestic State-owned legal person shares with a nominal value of Rmb1 each were issued to Angang Holding as consideration for these plants.

On 22 July 1997, the Company issued 890,000,000 H Shares at HK$1.63 per share which were listed on The Stock Exchange of Hong Kong Limited on 24 July 1997. The Company subsequently issued 300,000,000 A Shares at Rmb3.90 per share on 16 November 1997, of which 285,505,400 shares were offered to the public and 14,494,600 shares were allotted to the employees of the Company. Trading of the 285,505,400 shares offered domestically, and the 14,494,600 employees' shares allotted to the employees of the Company commenced on the Shenzhen Stock Exchange on 25 December 1997 and 26 June 1998, respectively.

During the period from 15 March 2000 to 17 March 2000, the Company issued A Shares convertible debentures amounting to Rmb1.5 billion in the PRC. As at 31 December 2004, there were debentures in the amount of Rmb3,553,000 outstanding and the balance was converted into 453,942,246 A Shares. Trading of the A Shares convertible debentures of the Company ended on 27 November 2001.

The Company's principal activities include the production and sale of steel products such as billets, cold rolled sheets, galvanized steel sheets, colour coating plates, wire rods, thick plates, heavy rails, pipe billets and large steel products. These products are widely used in automobile, construction, ship-building, home electrical appliances, railway construction industries and in the manufacture of pipelines. The Company's products are competitive in the domestic market. The Cold Rolling Plant, Wire Rod Plant, Thick Plate Plant, Large Section Plant and Steel Smelting Plant are well equipped and are of an advanced standard in the PRC.

## COMPANY PROFILE *(continued)*

| | | |
|---|---|---|
| 1. | Legal Name of the Company | |
| | (in Chinese): | 鞍鋼新軋鋼股份有限公司 |
| | (in English): | ANGANG NEW STEEL COMPANY LIMITED |
| 2. | Legal Representative of the Company: | Liu Jie |
| 3. | Company Secretary: | Fu Jihui |
| | Company Address: | 396 Nan Zhong Hua Lu, Tie Dong District, Anshan City, Liaoning Province, the PRC |
| | Telephone: | 0412-6334292<br>0412-6334293 |
| | Fax: | 0412-6727772 |
| 4. | Registered Address of the Company: | 396 Nan Zhong Hua Lu, Tie Dong District, Anshan City, Liaoning Province, the PRC |
| | Postal Code: | 114003 |
| | E-mail Address: | fujihui@ansc.com.cn |
| 5. | Company's Annual Report available at: | Secretarial office of the Board of Directors of the Company |
| | Stock Exchange Listings: | A Shares: Shenzhen Stock Exchange<br>H Shares: The Stock Exchange of Hong Kong Limited |
| | Abbreviation of: the Company shares | A Shares: Angang New Steel<br>H Shares: Angang New Steel |
| | Stock Code: | A Shares: 000898<br>H Shares: 0347 |

## PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

*Unit: Rmb'000*

| | **2004** | 2003 | 2002 |
|---|---|---|---|
| Turnover | **23,177,863** | 14,482,148 | 10,746,477 |
| Profit before taxation | **2,664,460** | 1,752,435 | 857,482 |
| Taxation | **866,873** | 319,433 | 259,166 |
| Net profit | **1,797,587** | 1,433,002 | 598,316 |
| Total assets | **14,899,934** | 14,845,674 | 12,293,565 |
| Total liabilities | **4,877,658** | 6,030,289 | 4,619,310 |
| Shareholders' funds | **10,022,276** | 8,815,385 | 7,674,255 |
| Net assets per share | **Rmb3.38** | Rmb2.98 | Rmb2.58 |
| Earnings per share (basic) | **Rmb0.607** | Rmb0.484 | Rmb0.202 |
| Earnings per share (diluted) | **Rmb0.606** | Rmb0.484 | Rmb0.202 |
| Return on net assets | **17.94%** | 16.25% | 7.82% |

## PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING RULES AND REGULATIONS

### 1. The Group's main accounting data for the year

For the year ended 31 December 2004

*Unit: Rmb'000*

| | |
|---|---|
| Total profit | 2,632,743 |
| Net profit | 1,776,337 |
| Net profit before deduction of the profit and loss of non-operating items | 1,777,329 |
| Profit from principal operations | 3,363,488 |
| Profit from other operations | 96,434 |
| Operating profit | 2,633,990 |
| Proceeds from investment | 233 |
| Income from subsidies | — |
| Non-operating net income / (expenses) | (1,480) |
| Net cash flow arising from operating activities | 1,594,803 |
| Net increase / (decrease) in cash and cash equivalents | 141,157 |



## PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING RULES AND REGULATIONS *(continued)*

### 1. The Group's main accounting data for the year *(continued)*

*Notes:* Amounts of the profit and loss of non-operating items deducted by the Group during the Reporting Period:

| The profit and loss of non-operating items | Contribution to profit (Rmb'000) |
|---|---|
| Non-operating income | -222 |
| Non-operating expenses | 1,702 |
| Relevant income tax | -488 |
| Total | 992 |

### 2. The Company recorded net profit of Rmb1,776,337,000 under the PRC Accounting Rules and Regulations and net profit of Rmb1,797,587,000 under IFRS for 2004. The difference was Rmb21,250,000 and the reasons were:

(1) Profits increased by Rmb26,293,000 due to the pre-operating expenses of the joint venture company;

(2) Profits increased by Rmb997,000 due to capitalization of general loan interests;

(3) Profits increased by Rmb4,536,000 due to amortization of revaluation of land use rights;

(4) Profits decreased by Rmb109,000 due to amortization of rental prepayments;

(5) Profits decreased by Rmb10,467,000 due to deferred taxation.

## PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING RULES AND REGULATIONS *(continued)*

### 3. Major accounting data and financial indices of the Group for the recent three years

*Unit: Rmb'000*

| | **2004** | 2003 | 2002 |
|---|---|---|---|
| Income from principal operations | **23,227,617** | 14,520,736 | 10,771,077 |
| Net profit | **1,776,337** | 1,432,579 | 594,588 |
| Net profit before deduction of non-operating items | **1,777,329** | 1,474,662 | 612,937 |
| Total assets | **15,343,328** | 15,011,870 | 12,425,350 |
| Shareholders' funds (without minority interest) | **10,133,942** | 8,948,268 | 7,805,448 |
| Earnings per share (weighted average) | **Rmb0.600** | Rmb0.484 | Rmb0.20 |
| Earnings per share (diluted) | **Rmb0.600** | Rmb0.484 | Rmb0.20 |
| Earnings per share after taking up post balance sheet date equity change | **Rmb0.600** | Rmb0.484 | Rmb0.20 |
| Net assets per share | **Rmb3.42** | Rmb3.02 | Rmb2.64 |
| Adjusted net assets per share | **Rmb3.42** | Rmb3.01 | Rmb2.63 |
| Net cash flows per share from operating activities | **Rmb0.538** | Rmb0.675 | Rmb0.71 |
| Return on net assets (diluted) | **17.53%** | 16% | 7.62% |
| Return on net assets (weighted average) | **18.62%** | 17.05% | 7.78% |
| Return on net asset after deduction of non-operating items (weighted average) | **18.63%** | 17.55% | 8.02% |

### 4. Return on net assets and earnings per share for the reporting period of 2004 as calculated in accordance with the "Regulations for Preparation and Reporting of Information Disclosure by Listed Companies (No.9)" issued by China Securities Regulatory Commission

| | **Return on net assets (%)** | | **Earnings per share (Rmb / share)** | |
|---|---|---|---|---|
| | **Fully diluted** | **Weighted average** | **Fully diluted** | **Weighted average** |
| Profit from principal operations | 33.19 | 35.25 | 1.135 | 1.135 |
| Operating profit | 25.99 | 27.61 | 0.889 | 0.889 |
| Net profit | 17.53 | 18.62 | 0.600 | 0.600 |
| Net profit after deduction of non-operating items | 17.54 | 18.63 | 0.600 | 0.600 |

## PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING RULES AND REGULATIONS *(continued)*

### 5. Changes in shareholders' funds during the reporting period

*Unit: Rmb'000*

| | Share capital | Capital reserve | Surplus reserve | Statutory public welfare fund | Undistributed profit | Total shareholders' fund |
|---|---|---|---|---|---|---|
| As at 1 January 2004 | 2,962,309 | 3,083,648 | 770,594 | 385,297 | 2,131,717 | 8,948,268 |
| Increase during 2004 | 633 | 1,267 | 355,266 | 177,633 | 1,776,337 | 2,133,503 |
| Decrease during 2004 | — | — | — | — | 947,829 | 947,829 |
| As at 31 December 2004 | 2,962,942 | 3,084,915 | 1,125,860 | 562,930 | 2,960,225 | 10,133,942 |

Reasons for the changes:

(1) Share capital: The Company issued convertible debentures for A Shares of Rmb1.5 billion in the PRC from 15 March 2000 to 17 March 2000. Such debentures had been converted into 633,594 A Shares during the period from 1 January 2004 to 31 December 2004;

(2) Capital reserve increased by Rmb1,267,000 from the conversion of convertible debentures into A Shares;

(3) The changes in surplus reserve and statutory public welfare were due to the contribution of 10% of profit after tax to the statutory surplus reserve and statutory public welfare fund respectively;

(4) The changes in undistributed profit were due to the net profit amounting to Rmb1,776,337,000 generated for the year, the contribution to the statutory surplus reserve and statutory public welfare fund of Rmb355,266,000 as well as the distribution of dividends of Rmb592,563,000.



" I am pleased to submit the Annual Report of the Group for the year ended 31 December 2004 and extend my gratitude to all the shareholders on behalf of the Board of Angang New Steel Company Limited. "

## OPERATING RESULTS FOR 2004

In accordance with IFRS, the Group recorded a net profit of Rmb1,797,587,000 for the year ended 31 December 2004, representing an increase of 25.44% as compared with Rmb1,433,000,000 for the previous year, and basic weighted average earnings per share was Rmb0.607 in 2004.

In accordance with the PRC Accounting Rules and Regulations, the Group recorded a net profit of Rmb1,776,337,000 for the year ended 31 December 2004, representing an increase of 24% as compared with Rmb1,474,662,000 for the previous year, and basic weighted average earnings per share was Rmb0.600.

## PROFIT APPROPRIATION

In accordance with the PRC laws and regulations and the articles of association of the Company, the Group contributed Rmb177,633,000 from its net profit of Rmb1,776,337,000 for 2004 under the PRC Accounting Rules and Regulations to the statutory surplus reserve and Rmb177,633,000 to the statutory public welfare fund. Together with the undistributed profit of Rmb2,131,717,000 at the beginning of the year, the profit attributable to shareholders amounted to Rmb3,552,788,000. After the deduction of the payable dividend of Rmb592,563,000 for 2003, the profit distributable to shareholders was Rmb2,960,225,000 as of the year ended 2004. The Board has recommended a dividend of Rmb0.3 per share (inclusive of tax) for 2004. This dividend proposal is subject to shareholders' approval at the 2004 Annual General Meeting to held on 9 May 2005.

## BUSINESS REVIEW

### 1. Rapid Growth in Production and Operation

Leveraging on its existing centralized and unified management system, the Company effectively managed its production and fully utilized its production capacity in 2004.

The Company produced 5,554,800 tonnes of steel products, representing an increase of 26.2% as compared with the amount produced in the previous year. Of which, cold rolled sheets accounted for 1,820,000 tonnes, representing an increase of 5.27% as compared with the amount produced in the previous year; galvanized steel sheets and colour coated plates accounted for 589,700 tonnes; wire rods accounted for 843,200 tonnes, representing an increase of 16.5% as compared with the amount produced in the previous year; thick plates accounted for 1,107,800 tonnes, representing an increase of 30.33% as compared with the amount produced in the previous year; and large steel products and continuous rolled steel products accounted for 1,194,100 tonnes, representing an increase of 8.66% as compared with the amount produced in the previous year. The Company's steel smelting plant produced 3,295,700 tonnes of steel in 2004, representing an increase of 15.41% as compared with the amount produced in the previous year.

### 2. Outstanding Performance of Marketing Management

During 2004, the Company focused on developing direct customers, enhancing the sales of customised high quality products and optimizing our product mix with increasing our sales volume of customised high quality products amounting to 3,088,800 tonnes, representing a year-on-year increase of 1,091,200 tonnes.

The Company also focused on major state construction projects such as domestic railways, bridges, hydroelectricity and the West-To-East Pipeline project, successfully bidding for 7 projects and having secured orders in total of 84,000 tonnes of steel products in 2004. The Company's products were utilized in major state construction projects such as the West-To-East Pipeline, Three Gorges, Nanjing Third Bridge and Riverside Pipeline projects.

The Company kept abreast of market trends to adjust its prices on a continual basis for maximum efficiency.

The Company strengthened product exports and production in order to decrease its reliance on imported products. The Company successfully introduced its cold rolled sheets and galvanized sheets into the international market while maintaining the export of its wire rods and thick plates.

In 2004, the Company sold 5,497,000 tonnes of steel products.

## BUSINESS REVIEW *(continued)*

### 3. Achievements in Technological Development

Adhering to the principle of "Parallelize Technological Application, Development and Reserve", the Company integrated its production, sales and research under a development model covering the areas of production, study and research. In 2004, the Company completed 38 scientific research projects. The 05-class vehicle panels were not only used in many domestic sedans, but also sold to the North America market for the first time. The products produced from the Company's joint ventures have been used for panels used in of Ford, Audi and BMW sedans. The steel cord for radial tyre and the all-steel cord representing the highest-end wire developed by the Company were used for the first time and highly regarded by Bekaert Group, the pacemaker in the global all-steel cord industry. The 50- meter steel rail laid in accordance with the 350 km technological requirement has passed the appraisal by the Expressway Office of the Ministry of Railway. To date, 21 of the Company's products were awarded gold medals, which demonstrated a leap forward in the Company's product grade and market competitiveness.

### 4. Implementing the Company's Systematic Innovative Management Mode (NSI Management Mode) Practice and Innovative Management Projects

To implement NSI Management Mode, the Company carried out 6 innovative management projects including "centralized and unified production management, customer-oriented technological and quality management, scientific research management, customer relation management, comprehensive budget management and comprehensive production maintenance management," leading to the improvement to overall management efficiencies.

### 5. Strengthening Capital Operation to Facilitate Development of the Company

To realize the integration of core industries and consolidate the resources for the Company's principal business of iron and steel, the Company made a proposal for the acquisition of 100% equity interests in Angang New Steel and Iron Company Limited ("ANSI"). The Company believes that this acquisition would enhance the development of the Company as well as strengthen the solid foundation of shareholders' return.

The Company successfully set up ANSC-Xinchuan Heavy Industries Dalian Steel Product Processing and Distribution Company Limited (鞍鋼新軋-新船重工大連鋼材加工配送有限公司) ("ANSC-Xinchuan") a joint venture with Dalian Xinchuan Heavy Industries Company Limited (大連新船重工有限責任公司) ("Xinchuan"). It is a first of its kind cooperation in the PRC between a major company in the upstream steel sector and another major company in the downstream shipbuilding sector.

In addition, the Company established TKAZ (Changchun) Tailored Blanks Limited (蒂森克虜伯鞍鋼中瑞(長春)激光拼焊板有限公司), the second joint venture with ThyssenKrupp Stahl AG ("Thyssen"), laying a solid foundation for the Company to develop panels for the vehicle panel market.

## CORPORATE GOVERNANCE OF THE COMPANY

### 1. Structure of Corporate Governance of the Company

The Company operates carries out its operations strictly in accordance with the requirements of the Company Law, Securities Law, relevant rules of the China Securities Regulatory Commission as well as the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Stock Exchange of Hong Kong") (the "Listing Rules") and the Rules Governing the Listing of Shares on the Shenzhen Stock Exchange. In addition, the Articles of Association of the Company were amended according to the Rules for Corporate Governance of Listed Companies to establish a sound corporate governance system.

Special committees have been set up by the Board. The Remuneration and Appraisal Committee, the Audit Committee and the Nomination Committee are all chaired by independent non-executive directors. The majority of the members of such committees are independent non-executive directors.

### 2. Discharge of Duties by Independent Non-executive Directors

The Company has appointed independent non-executive Directors and established guidelines for the independent non-executive Directors in accordance with relevant laws, regulations, the Listing Rules and Rules Governing the Listing of Securities on the Shenzhen Stock Exchange. The independent non-executive Directors have discharged their duties in accordance with the requirements of the relevant laws and regulations, the Listing Rules and Rules Governing the Listing of Securities on the Shenzhen Stock Exchange, and have provided their independent opinions on significant matters of the Company in order to safeguard the interests of the Company as well as the minority shareholders.

Attendance of the independent non-executive Directors at the Board meetings of the Company in 2004 was as follows:

| Name of independent non-executive Director | Required attendance at the Board meetings in 2004 | Attendance in person (number of times) | Attendance by proxy (number of times) | Absence (number of times) | Remark |
|---|---|---|---|---|---|
| Wang Linsen | 9 | 9 | 0 | 0 | |
| Yao Weiding | 9 | 9 | 0 | 0 | |
| Liu Yongze | 9 | 9 | 0 | 0 | |
| Francis Li Chak Yan | 9 | 9 | 0 | 0 | |

## CORPORATE GOVERNANCE OF THE COMPANY *(continued)*

### 3. Independent Operation Capability of the Company

The Company is completely independent of its controlling shareholder in terms of business, staff, assets, organization, finance, etc. Such independent corporate structure and operation are in compliance with the requirements of relevant legislation. The Company has an independent and complete business and is capable of operating independently.

### 4. Appraisal and Incentive Mechanism for the Senior Management

The Company has set up position-based and risk-based salary schemes for senior management. The position-based salary scheme is linked to the Company's overall operating results while the risk-based salary system is linked to the performance and responsibilities assumed by individuals.

## DEVELOPMENT PLAN FOR THE NEW YEAR

During 2005, the last year for the PRC's 10th Five-year Plan and a crucial year for rapid and steady growth of its national economy, steel enterprises will still face both challenges and opportunities in the macro environment.

As far as the unfavorable factors are concerned, the over-growing domestic steel production capacity is believed to bring new problems in the balance between supply and demand of steel products. Moreover, in response to critical competition in domestic and overseas markets, some large-scale steel corporations in China have laid out long-term planning which will give rise to new competitive pressure on the steel market with respect to production capacity and structure. On the other hand, the global leading steel corporations are leveraging their advanced technologies to participate in domestic market competitions more directly by way of establishing joint ventures with domestic steel plants. In addition, the shortage in domestic supply of coal, power, oil and transportation is not expected to be substantially resolved in the short term. As such, it is expected that the rising prices of raw materials, energy and transportation costs will have a huge pressure on costs of steel enterprises.

As far as the favourable factors are concerned, the Company anticipates precious opportunities. Year 2005 could again see the overall upturn of the global economy and the PRC's booming economy in a new cycle. The more rational investments in the steel industry and the upgrading consumption structure under the PRC's macroeconomic control, together with the ongoing implementation of the state policies on developing the western area and reviving the northeast traditional industrial bases, should extend a better niche for development of the steel industry. As to the internal factors, with a series of expansion projects being completed and commencing commercial operations, the Company's major equipment is competitive with those of other leading steel corporations, preparing the Company to be in a better position for the competition in the domestic and overseas markets.

## DEVELOPMENT PLAN FOR THE NEW YEAR *(continued)*

Initiatives for production and operations of the Company in 2005 are as follows:

1. To improve production system, make reasonable resource allocation and optimise product mix to maximise production capacity and efficiency.

2. To concentrate more on technological renovations and development to enhance the core competitiveness of the Company on a continuous basis.

3. To strengthen management of marketing to increase market share.

4. To continue further corporate reform in line with the development of the Company.

5. To reinforce corporate management and staff training and enhance overall corporate quality.

6. To speed up the implementation of the Company's integration of the principal operations of iron and steel.

**LIU JIE**
*Chairman*

Anshan City, the PRC
16 March 2005



## MOVEMENT IN SHARE CAPITAL

### 1. As of 31 December 2004, the equity structure of the Company was as follows:

*Unit: share*

| | Beginning of the year | Interest (decrease) during the year (+/-) | | | | | End of the year |
|---|---|---|---|---|---|---|---|
| | | Share placement | Bonus issue | Shares converted from public surplus fund | Other (debentures converted shares) | Sub-total | |
| **1. Unlisted shares** | | | | | | | |
| 1. Shares of promoter | 1,319,000,000 | — | — | — | — | — | 1,319,000,000 |
| Comprising: | | | | | | | |
| Shares held by the State | — | — | — | — | — | — | — |
| Domestic legal person shares | 1,319,000,000 | — | — | — | — | — | 1,319,000,000 |
| Shares held by overseas legal persons | — | — | — | — | — | — | — |
| Others | — | — | — | — | — | — | — |
| 2. Shares of legal person through public offer | — | — | — | — | — | — | — |
| 3. Shares of internal employees | — | — | — | — | — | — | — |
| 4. Preferred Shares or others | | | | | | | |
| Comprising: | | | | | | | |
| converted shares | — | — | — | — | — | — | — |
| Total unlisted shares | 1,319,000,000 | — | — | — | — | — | 1,319,000,000 |
| **2. Listed shares** | | | | | | | |
| 1. Renminbi ordinary shares | 753,308,652 | — | — | — | 633,594 | 633,594 | 753,942,246 |
| 2. Domestic listed foreign invested shares | — | — | — | — | — | — | — |
| 3. Overseas listed foreign invested shares | 890,000,000 | — | — | — | — | — | 890,000,000 |
| 4. Others | — | — | — | — | — | — | — |
| Total listed shares | 1,643,308,652 | — | — | — | 633,594 | 633,594 | 1,643,942,246 |
| **3. Total number of shares** | 2,962,308,652 | — | — | — | 633,594 | 633,594 | 2,962,942,246 |

## MOVEMENT IN SHARE CAPITAL *(continued)*

2. **Previous adjustments to conversion price and the latest adjusted conversion price were as follows:**

| Period | Conversion price (Rmb/share) |
|---|---:|
| 2000.9-2001.6 | 3.30 |
| 2001.6-2002.7 | 3.21 |
| 2002.7-2003.6 | 3.13 |
| 2003.6-2004.6 | 3.03 |
| 2004.6-2005.3.11 | 2.83 |

## DETAILS OF SHAREHOLDERS

1. At the end of the reporting period, the Company has a total of 112,500 shareholders, of which 271 were holders of H Shares.



## DETAILS OF SHAREHOLDERS *(continued)*

**2.** As at 31 December 2004, the 10 largest shareholders and 10 largest holders of listed shares of the Company and their respective shareholdings were as follows:

| Name of shareholder | Increase/decrease in 2004 (share) | Number of shares held at the end of the year (share) | Percentage (%) | Class of shares | Number of shares pledged or charged | Type of shareholders |
|---|---|---|---|---|---|---|
| Angang Holding | 0 | 1,319,000,000 | 44.52 | unlisted | — | State-owned |
| HKSCC Nominees Limited | +2,039,900 | 879,577,899 | 29.69 | H Shares listed | Unknown | Foreign |
| Guosen Securities Company Limited | — | 28,140,036 | 0.95 | A Shares listed | Unknown | — |
| 博時精選股票證券投資基金 | — | 26,993,443 | 0.91 | A Shares listed | Unknown | — |
| Soochow Securities Company Limited | — | 25,428,747 | 0.86 | A Shares listed | Unknown | — |
| 華夏成長證券投資基金 | — | 22,000,090 | 0.74 | A Shares listed | Unknown | — |
| 銀河銀泰理財分紅證券投資基金 | — | 20,749,392 | 0.70 | A Shares listed | Unknown | — |
| 博時價值增長證券投資基金 | — | 15,654,895 | 0.53 | A Shares listed | Unknown | — |
| 銀豐證券投資基金 | -5,791,734 | 13,933,593 | 0.47 | A Shares listed | Unknown | — |
| 全國社保基金一零七組合 | — | 13,809,049 | 0.47 | A Shares listed | Unknown | — |
| 中信經典配置證券投資基金 | — | 12,513,549 | 0.42 | A Shares listed | Unknown | — |

*Notes:* Explanations of the connected relationship or concerted action among the 10 largest shareholders:

Angang Holding, the largest shareholder of the Company, has no relationship with the top 10 holders of listed shares of the Company nor is Angang Holding a party to any concerted action as described in the Procedures for the Administration of Information Disclosure for Movement in Shareholdings of the Shareholders of Listed Companies. 博時精選股票證券投資基金 and 博時價值增長證券投資基金 are managed by Boshi Fund Management Company Limited; 銀河銀泰理財分紅證券投資基金 and 銀豐證券投資基金 are managed by Galaxy Asset Management Company Limited; 華夏成長證券投資基金 and 全國社保基金一零七組合 are managed by China Asset Management Company Limited.The Company has no information on whether there is any connected relationship among other shareholders of the Company or whether such shareholders are parties to any concerted action.

## DETAILS OF SHAREHOLDERS *(continued)*

**3. Details of the controlling shareholder of the Company**

The controlling shareholder of the Company is Angang Holding

| | |
|---|---|
| Legal representative: | Liu Jie |
| Year of incorporation: | 1948 |
| Principal business: | Production of steel products, metal products (non-franchise), cast iron tubes, metal structures, metal wire and products, sintering and coking products, cement, power generation, metallurgical machinery and parts, electrical machinery, electricity transmission and supply and control facilities and meters, mining of iron and manganese ores, refractory earth and stone extraction. |
| Principal products: | Steel pressing products and metal products |
| Registered capital: | Rmb10,794,160,000 |
| Shareholding structure: | Wholly-owned by the State |

**4. Shareholding and controlling structure between the Company and its ultimate controlling shareholder**


The State-owned Assets Supervision and Administration Commission of the State Council
100%
Anshan Iron & Steel Group Complex
44.52%
Angang New Steel Company Limited

## DETAILS OF SHAREHOLDERS (continued)

**5. Other legal person shareholders holding 10% of shares**

HKSCC Nominees Limited holds a percentage of 29.69% of the total number of the shares of the Company. HKSCC Nominees Limited acts as an agent.

**6. The 10 largest holders of A Share convertible debentures and their respective shareholdings were as follows:**

| Name of shareholder | Number of shares held (share) |
|---|---|
| Yu Liyang | 1,760 |
| Wu Yongqing | 1,760 |
| Xu Xiaolong | 910 |
| Hou Xiaoyin | 790 |
| Ma Ligang | 790 |
| Wang Yadong | 560 |
| Zhu Houqing | 420 |
| Chen Daxin | 400 |
| Ma Tao | 400 |
| Xu Yuxi | 400 |

1. On 15 June 2004, the Company convened its 2003 Annual General Meeting at Angang Dong Shan Hotel, 108 Dong Feng Street, Tie Dong District, Anshan City. The meeting was attended by shareholders present in person or by proxy holding 1,530,571,556 shares, representing 51.66% of the total share capital of the Company. The following resolutions were considered and approved at the meeting:

    (1) the 2003 working report of the Board;

    (2) the 2003 report of the Supervisory Committee;

    (3) the 2003 audited financial statements of the Company;

    (4) the profit distribution proposal of the Company for 2003;

    (5) the remuneration of the Directors and the Supervisors of the Company for 2003;

    (6) the appointment of KPMG and KPMG Huazhen as the Company's international and domestic auditors respectively for 2004 and the authorization to the Board to determine the auditors' remuneration;

    (7) the Proposal for Acquisition of the Water Supply Stations and Assets of the Thick Plate Plant and the Wire Rod Plant of Angang Holding; and

    (8) the Proposal for Amendments to the Articles of Association.

    The said seventh resolution constituted a connected transaction between the Company and its controlling shareholder, therefore, the controlling shareholder, Angang Holding, abstained from voting.

    The announcement of the above-mentioned meeting was published in the China Securities Journal and the Securities Times. The Standard and the Hong Kong Economic Times on 16 June 2004.

## 1. MEMBERS OF THE BOARD

### Executive Directors

**Mr. Liu Jie** is the Chairman of the Company and the General Manager of Angang Holding. Mr. Liu had worked in Wuhan Iron & Steel Complex for 27 years and held various senior positions including Plant Manager of the Hot Strip Plant and the First Deputy General Manager and Chief Engineer of Wuhan Iron & Steel Complex. Mr. Liu joined Angang Holding in 1994 as the General Manager. He is a Senior Engineer and Fellow of the PRC Faculty of Engineering. He is also an Alternate Member of the 16th Congress and a Representative in the 10th National People's Congress. Mr. Liu has been awarded the title of Technology Progress Reward by the Ho Leung Ho Li Foundation (何梁何利基金科技進步獎) and Specialist with Outstanding Contribution to the State (對國家有突出貢獻的專家) by the PRC government in 1998. He has also received several National Science Progress Awards from the PRC government and enjoyed special government subsidy. Mr. Liu graduated from Wuhan Institute of Iron and Steel with a Bachelor's degree and from the postgraduate program of Beijing Institute of Iron and Steel in metallurgical engineering.

**Mr. Yang Hua** is the Vice Chairman of the Company and the Deputy Secretary to the Party Committee of Angang Holding and an associate professor. Mr. Yang graduated from the Faculty of Philosophy of Beijing University in 1990 with a Master's degree. He joined Angang Holding in the same year and had been a Deputy Head of the Education Division of Angang Party School, Deputy Secretary to the Party Committee of Iron Smelting Plant and Half Continuous Rolling Plant of Angang Holding, Secretary to the Party Committee of Iron Smelting Plant of Angang Holding, the Head of Angang Holding Office, Assistant to General Manager of Angang Holding.

**Mr. Cai Denglou** is the Vice Chairman of the Company and a Deputy General Manager of Angang Holding and a senior engineer. Mr. Cai graduated from Beijing Institute of Iron and Steel with a Bachelor's degree in metallurgical engineering in 1967. He joined Angang Holding in 1983 and has been a Deputy Manager and the Manager of Angang Construction Corporation (鞍鋼建設公司), Assistant to General Manager and the Head of the Facility Division of Angang Holding.

**Mr. Yao Lin** is a Director and the General Manager of the Company and a senior engineer. Mr. Yao joined Angang Holding in 1988 and has held various positions including Assistant to Plant Manager, Deputy Plant Manager and Plant Manager of Cold Rolling Plant. Mr. Yao graduated from Dalian Polytechnic University with a Master's degree in business administration.

**Mr. Li Zhongwu** is a Director and a Deputy General Manager of the Company and a senior engineer. Mr. Li graduated from the Faculty of Steel Smelting of Anshan Institute of Iron and Steel in 1987 with a Bachelor's degree. He joined Angang Holding in the same year and had been a Deputy Plant Manager and the Plant Manager of Steel Smelting Plant of Angang Holding, a Deputy General Manager of Angang International Trading Corporation (鞍鋼國貿公司) and the Head of its Steel and Iron Sales Department.

## 1. MEMBERS OF THE BOARD *(continued)*

**Executive Directors** *(continued)*

**Ms. Zhang Lifen** is a Director and a Deputy General Manager of the Company and a senior engineer. Ms. Zhang joined Angang Holding in 1986 and has been Assistant to Plant Manager, Deputy Plant Manager, Acting Plant Manager and Plant Manager of Wire Rod Plant of Angang Holding. Ms. Zhang graduated and received a Master's degree in metallurgical material engineering from Beijing Science and Technology University.

**Mr. Fu Jihui** is a Director and a Deputy General Manager and the Company Secretary of the Company and a senior accountant. Mr. Fu joined Angang Holding in 1969 and has held various positions including Deputy Manager of the Finance and Accounting Department. Mr. Fu graduated with a Master's degree in industrial accounting from Northeastern University of Finance and Economics.

**Mr. Fu Wei** is a Director and the Deputy General Manager of the Company and a senior engineer. Mr. Fu joined Angang Holding in 1982 and has held various positions including an Assistant to the Plant Manager and the Head of the Mechanical Division of Cold Rolling Plant, Chairman of the Workers' Union of Cold Rolling Plant of Angang Holding, Head of Facility Division, the Head and Assistant to the General Manager and the Head of the Facility Division of the Company. Mr. Fu graduated from the Anshan Institute of Iron and Steel with a Bachelor's degree.

**Non-executive Director**

**Mr. Yu Wanyuan** is a Director of the Company and Deputy General Manager of Angang Holding and a senior accountant. Mr. Yu joined Angang Holding in 1998. Mr. Yu graduated from Northeast University with a Bachelor's degree in mechanical engineering. He studied at the Economic College of Xiamen University in 1984 and obtained a second Bachelor's degree in engineering management from Northeast University in 1990. Mr. Yu held the positions of Deputy Director of Financial Department of Northeast University, Accounting Director of Shenyang Xinji Real Estate Development Company, Deputy Chief Accountant of Northeast University, Assistant to General Manager, Deputy Chief Accountant and Head of the Department of Finance and Accounting of Angang Holding.

**Independent Non-executive Directors**

**Mr. Wang Linsen** is an independent non-executive Director of the Company and currently a consultant to the Metallurgical Legal Centre and a professor-grade senior engineer. Mr. Wang graduated from the Beijing Teacher's Institute with a Bachelor's degree in 1962. He once worked as Supervisor of the Office of the Ministry of Metallurgical Industry, Head of the System Reform Department of the Ministry of Metallurgical Industry, Head of Legal System Reform of the Ministry of Metallurgical Industry, Deputy Governor of China Metallurgical Enterprises Management Association.

## 1. MEMBERS OF THE BOARD *(continued)*

**Independent Non-executive Directors** *(continued)*

**Mr. Yao Weiting** is an independent non-executive Director of the Company and a registered accountant and a senor accountant in the PRC. He is currently the Deputy General Manager of Air China Holdings as well as Managing Governor of the China Chief Accountant Association, a member of the China Civil Aviation Technological Assessment Commission and the General Affairs Officer of the China Communication Accounting Association. Mr. Yao once served as General Manager of the Sales Division of Wuhan Iron and Steel Company, Deputy Head of the Economic Regulation Department of the Ministry of Metallurgical Industry, Deputy Director of Office 15 of the Supervisory Committee of the Central Enterprises Working Committee of the Central Communist Party and Chief Accountant of Air China.

**Mr. Liu Yongze** is an independent non-executive Director of the Company and a registered accountant in the PRC and a senior accountant. Mr. Liu graduated from the accounting faculty of Dongbei Finance and Economics University with a Doctor's degree. Mr. Liu was a professor , vice officer and officer of the accounting faculty of Dongbei Finance and Economics University and is currently the dean of the accounting faculty of Dongbei Finance and Economics University.

**Mr. Francis Li Chak Yan** is currently a partner of Paul, Hastings, Janofsky & Walker LLP in association with Koo and Partners and an independent non-executive Director and a practising lawyer in Hong Kong. He graduated from the City University of Hong Kong in Hong Kong laws with a Bachelor's degree (upper second honour) in law in 1994. He was a lawyer at Coudert Brothers and vice president of DBS Asia Capital Ltd..

## 2. MEMBERS OF THE SUPERVISORY COMMITTEE

**Mr. Qi Cong** is the Chairman of the Supervisory Committee of the Company and a member of the senior management of Angang Holding and a senior engineer. Mr. Qi joined Angang Holding in 1970 and has held various positions including Deputy Plant Manager of the Oxygen Plant, Plant Manager of the Gas Plan, Manager of the Corporate Legal Department, Manager of the Corporate Management Department of Angang Holding. Mr. Qi graduated from Qing Hua University with a Bachelor's degree.

**Mr. Zhou Fa** is a supervisor of the Company and Chairman of the Labour Union of the Company. Mr. Zhou joined Angang Holding in 1971. He graduated from Institute of International Studies of the People's Liberation Army majoring in foreign diplomatic relations. Mr. Zhou has been the Chief of staff on the Armed Forces in the Shenyang Army Region of Liaoning province. Head of People's Armed Equipment Division of Angang Holding, Deputy of Organization and Personnel Division of Angang Holding and Deputy Party Secretary to the Committee of Angang Thick Plate Plant.

## 2. MEMBERS OF THE SUPERVISORY COMMITTEE *(continued)*

**Mr. Xing Guibin** is a supervisor of the Company. Mr. Xing joined the Steel Smelting Plant No. 1 of the Company in 1982 and is currently the secretary to a branch of the Party of the Company in the continuous casting operation area. He was accredited as a model labour worker by Angang Holding in 1991; and accredited as a special model labour worker in by the Anshan Municipal Government in 1993 and was recognized as a model labour worker in the national metallurgical industry in 1994 and a national model labour worker by the State Council in 1993. He was granted one of the top ten national outstanding youths award by the Communist Youth Party of the central government in 1993 and was accredited an outstanding member of the Communist Party by the Liaoning Provincial Commission in 1993.

## 3. OTHER SENIOR MANAGEMENT MEMBERS

**Mr. Ma Lianyong** is the chief accountant of the Company and a senior accountant. Mr. Ma joined Angang Holding in 1984, and served as the chief accountant of Angang Construction's Complex Construction and Installation Corporation (鞍鋼建設公司綜合建築安裝總公司) and Anshan Yinzuo Group Company Limited (鞍山銀座集團股份有限公司), the deputy head of Finance and Treasure Department of Angang Holding and the deputy head of Finance Department of Angang New Steel and Iron Company Limited. Mr. Ma received a master degree in industrial foreign trade and industrial accounting from Beihang University and a master degree in engineering management from Northeast University.

The Board is pleased to present this annual report and the audited financial statements for the year ended 31 December 2004.

## PRINCIPAL ACTIVITIES

The Company is a major steel manufacturing enterprise in the PRC. It is principally engaged in the production and sale of billets, wire rods, thick plates, cold rolled sheets, galvanized steel sheets, colour coating plates and large steel products. The domestic market share of cold rolled sheets, galvanized steel sheet, colour coated plates, thick plates, wire rods and large steel products (including H type steel) are 10.92%, 5.54%, 0.81%, 4.76%, 1.76% and 9.37%, respectively.

**The segmental information of principal operating revenue and profit from the principal operations of the Company by products in 2004 (in accordance with PRC Accounting Rules and Regulations)**

*Unit: Rmb'000*

| Products | Income from principle operations | Cost of principle operations | Business tax and surcharges of principle operations | Profit from principle operations | Gross profit margin (%) | Percentage change of income from principal activities compared with previous year Increase (+)/ decrease (-) (%) | Percentage change of cost of principal activities compared with previous year Increase (+) / decrease (-) (%) | Percentage change of profit from principal activities compared with previous year Increase (+)/ decrease (-) (%) | Gross profit margin Increase (+)/ decrease (-) (%) |
|---|---|---|---|---|---|---|---|---|---|
| Cold rolled sheets | 8,123,068 | 7,553,600 | 12,938 | 556,530 | 7.01 | 30.32 | 36.96 | -20.60 | -4.51 |
| Galvanized steel sheets, and colour coated plates | 2,897,572 | 2,634,547 | 11,507 | 251,518 | 9.08 | — | — | — | — |
| Thick Plates | 4,798,125 | 3,269,425 | 7,761 | 1,520,939 | 31.86 | 73.29 | 66.45 | 91.04 | 2.80 |
| Wire rods | 2,778,123 | 2,198,968 | 14,078 | 565,077 | 20.85 | 60.86 | 48.91 | 128.33 | 6.35 |
| Large steel products | 3,889,653 | 3,447,718 | 2,956 | 438,979 | 11.36 | 30.69 | 38.85 | -9.49 | -5.21 |
| Steel billets | 741,076 | 710,117 | 514 | 30,445 | 4.18 | -9.11 | -4.56 | -56.19 | -4.57 |
| Including: connected transactions | 2,800,442 | 2,542,776 | 6,019 | 251,647 | 9.20 | 33.53 | 32.64 | 44.12 | 0.61 |

| | |
|---|---|
| The pricing policy for connected transactions | Not less than the average of the selling prices between the Company and independent third parties in the previous month. |
| Reasons of connected transactions | Steel production requires relatively higher continuity. The Company relies on Angang Holding and its subsidiaries for the supply of most of its raw materials and sells part of its products to Angang Holding and its subsidiaries. Therefore, such connected transactions is expected to continue in the future. |

## PRINCIPAL ACTIVITIES *(continued)*

**The segmental information of principal operating revenue and profit from the principal operations of the Company by products in 2004 (in accordance with PRC Accounting Rules and Regulations)** *(continued)*

*Note:*

(1) The increase in income from cold rolled sheet (as a principal operation) over the previous year was mainly due to an increase in sales volume of cold rolled sheet, an increase in the proportion of high value-added products and a rise in the price of products. The sale volume and price of cold rolled sheet increased by 5.60% and 22.68% over the previous year, respectively.

(2) The increase in income from thick plates (as a principal operation) over the previous year was mainly due to an increase in sales volume of thick plates, an increase in the proportion of high value-added products and a rise in price of products. The sale volume and price of thick plates increased by 31.68% and 31.12% over the previous year respectively.

(3) The increase in income from wire rods (as a principal operation) over the previous year was mainly due to an increase in sales volume of wire rods, an increase in the proportion of high value-added products and a rise in price of products. The sale volume and price of wire rods increased by 16.45% and 38.05% over the previous year respectively.

(4) The increase in income from large steel products (as a principal operation) over the previous year was mainly due to an increase in sales volume of large steel products, an increase in the proportion of high value-added products and a rise in price of products. The sale volume and price of large steel products increased by 8.61% and 19.98% over the previous year respectively

(5) The decrease in income from steel billets (as a principal operation) from the previous year was mainly due to an increase in production and sale scale, a rise in consumption of billets for own production, and a corresponding decrease in external sales.

(6) The increase in the cost of cold rolled sheets, thick plates, wire rods and large steel products (as a principal operation) was mainly due to a rise in sales volume and an increase in production cost as a result of the increase in the prices of raw materials.

(7) The year-on-year decrease of 4.51 percentage points in the gross profit margin of cold rolled sheets was attributable to the higher increase in cost than the increase in price due to the increasing prices of raw materials. The cost and price of cold rolled sheets (being the principal operation) increased by 29.28% and 22.68% over the previous year respectively.

(8) The year-on-year increase of 6.35 percentage points in the gross profit margin of wire rods was attributable to a rise in the proportion of export sales for 2004. Only to the higher export price than domestic market price and a year-on-year increase in domestic market price, unit price of the products recorded a growth rate of 38.05% which is higher than the growth rate of 27.74% for unit cost, resulting in a rise in the gross profit margin.

## PRINCIPAL ACTIVITIES *(continued)*

**The segmental information of principal operating revenue and profit from the principal operations of the Company by products in 2004 (in accordance with PRC Accounting Rules and Regulations)** *(continued)*

(9) The decline of 5.21 percentage points in the gross profit margin of large steel products was attributable to the higher increase rate of cost than the increase rate of price arising from the rising prices of raw materials. The cost and price increased by 27.65 %and 19.98% respectively.

(10) The gross profit margin of steel billets declined by 4.57 percentage points, which was attributable to a rise in the cost from increasing procurement cost of raw materials.

(11) As compared with the nil sales in last year, the Company sold 549,400 tonnes of galvanized steel sheets and colour coating plates in 2004.

**Segmental information of the revenue and profit from principal operations of the Company by geographical locations in 2004 (in accordance with PRC Accounting Rules and Regulations)**

*Unit: Rmb'000*

| | Income from principal operations in 2004 | Profit from principal operations in 2004 | Income from principal operations in 2003 | Profit from principal operations in 2003 | Increase/ decrease of income from principal operations compared with previous year (%) | Increase/ decrease of profit from principal operations compared with previous year (%) |
|---|---|---|---|---|---|---|
| Northeast China | 10,807,484 | 1,493,924 | 5,970,757 | 996,117 | 81.01 | 49.97 |
| North China | 1,579,175 | 224,276 | 1,148,747 | 201,560 | 37.47 | 11.27 |
| East China | 3,549,083 | 392, 813 | 4,314,257 | 675,091 | -17.74 | -41.81 |
| South China | 1,699,174 | 134,107 | 1,682,783 | 244,043 | 0.97 | -45.05 |
| Central south China | 609,090 | 83,055 | 390,275 | 62,552 | 56.07 | 32.78 |
| Northwest China | 225,111 | 28,505 | 246,351 | 43,867 | -8.62 | -35.02 |
| Southwest China | 154,335 | 32,654 | 120,016 | 24,376 | 28.60 | 33.96 |
| Export sales | 4,604,165 | 974,154 | 647,550 | 51,446 | 611.01 | 1,793.55 |
| Total | 23,227,617 | 3,363,488 | 14,520,736 | 2,299,052 | 59.96 | 46.30 |

There was no material change in principal operations or their structure and the profitability of principal operations in the reporting period as compared with the previous reporting period.

## PROFIT DISTRIBUTION PROPOSAL FOR THE YEAR

The Board recommends a distribution of dividend for 2004 of Rmb0.3 (tax inclusive) in cash per share. The proposal is subject to the approval at the Company's Annual General Meeting for 2004. After approval at the Annual General Meeting, the dividend will be payable to the holders of H Shares of the Company whose names appear on the register of members of the Company at the close of trading on 8 April 2005.

## PROFIT DISTRIBUTION FOR THE REPORTING PERIOD

The Company held its 2003 Annual General Meeting on 15 June 2004, at which the profit distribution proposal for 2003 was passed. It was resolved that a cash dividend of Rmb2 for every 10 shares be paid. On 7 July 2004, the Company paid cash dividends to its holders of H Shares at the applicable exchange rate of HK$100 to Rmb106.173, being the average basic exchange rate between Renminbi and Hong Kong dollar as announced by the Bank of China for one calendar week preceding the date appointed for the holding of the general meeting. The cash dividend actually paid to holders of H Shares is HK$0.18837 per share. On 30 June 2004, the Company paid cash dividend to holders of domestic listed A Shares and State-owned legal person shares. As at the registration date of 29 June 2004, the Company had 753,847,565 listed A Shares and 1,319,000,000 State-owned legal person shares. Cash dividends of Rmb2 for every 10 shares were distributed.

## SHARES HELD BY DIRECTORS, SUPERVISORS, AND SENIOR MANAGEMENT

As at 31 December 2004, interests in the Company's issued share capital held by Directors, supervisors and senior management were as follows:

| Name | Position | Gender | Age | Terms of appointment | Number of shares held as at 1 January 2004 (share) | Change during the year (share) | Number of shares held as at 31 December 2004 (share) |
|---|---|---|---|---|---|---|---|
| LIU Jie | Chairman of the Board | Male | 61 | 2003.5-2006.5 | 5,000 | 0 | 5,000 |
| YANG Hua | Vice Chairman | Male | 43 | 2003.5-2006.5 | 0 | 0 | 0 |
| CAI Denglou | Vice Chairman | Male | 60 | 2003.5-2006.5 | 0 | 0 | 0 |
| YAO Lin | Director, General Manager | Male | 40 | 2003.5-2006.5 | 5,000 | 0 | 5,000 |
| LI Zhongwu | Director, Deputy General Manager | Male | 42 | 2003.5-2006.5 | 0 | 0 | 0 |
| ZHANG Lifen | Director, Deputy General Manager | Female | 40 | 2003.5-2006.5 | 0 | 0 | 0 |
| FU Jihui | Director, Deputy General Manager | Male | 53 | 2003.5-2006.5 | 5,000 | 0 | 5,000 |
| FU Wei | Director, Deputy General Manager | Male | 45 | 2003.5-2006.5 | 9,000 | 0 | 9,000 |
| YU Wanyuan | Non-executive Director | Male | 44 | 2003.5-2006.5 | 0 | 0 | 0 |
| WANG Linsen | Independent non-executive Director | Male | 67 | 2003.5-2006.5 | 0 | 0 | 0 |
| YAO Weiting | Independent non-executive Director | Male | 58 | 2003.5-2006.5 | 0 | 0 | 0 |
| LIU Yongze | Independent non-executive Director | Male | 55 | 2003.5-2006.5 | 0 | 0 | 0 |
| Francis LI Chak Yan | Independent non-executive Director | Male | 38 | 2003.5-2006.5 | 0 | 0 | 0 |
| QI Cong | Chairman of the Supervisory Committee | Male | 59 | 2003.5-2006.5 | 0 | 0 | 0 |
| ZHOU Fa | Supervisor & Chairman of the Labour Union | Male | 59 | 2003.5-2006.5 | 5,000 | 0 | 5,000 |
| XING Guibin | Supervisor | Male | 45 | 2003.5-2006.5 | 0 | 0 | 0 |
| MA Lianyong | Chief Accountant | Male | 43 | 2002.3-present | 0 | 0 | 0 |

## SHARES HELD BY DIRECTORS, SUPERVISORS, AND SENIOR MANAGEMENT (continued)

1. Mr. LIU Jie, Chairman of the Board of the Company, has served as the General Manager of Angang Holding, the controlling shareholder of the Company, since December 1994.

2. Mr. YANG Hua, Vice-Chairman of the Board of the Company, has served as the Deputy Secretary to the Party Committee of Angang Holding since December 2001.

3. Mr. CAI Denglou, Vice-Chairman of the Board of the Company, has served as the Deputy General Manager of Angang Holding since January 1999.

4. Mr. YU Wanyuan, Non-executive Director of the Company, has served as the Deputy General Manager of Angang Holding since December 2001.

5. Mr. QI Cong, Chairman of the Supervisory Committee of the Company, has served as a member of the senior management of Angang Holding since November 1998.

## REMUNERATION OF THE DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

The remuneration of the Directors and supervisors was proposed by the Remuneration and Review Committee under the Board. It was considered by the Board and will be approved by the shareholders at the general meeting. The remuneration was determined according to the business performance of the Company and of the remuneration paid by similar enterprises in China.

The total remuneration payable to Directors, supervisors and senior management of the Company in 2004 was Rmb1,937,600. The total remuneration payable to the three Directors with highest remuneration, who are also the members of the senior management, were Rmb465,000. The Director's fee payable to Yu Wanyuan, a non-executive Director, was Rmb130,000; the Director's fee payable to Wang Linsen, Yao Weiting and Liu Yongze, independent Directors, were Rmb40,000 respectively; the Director's fee payable to Francis Li Chak Yan, an independent Director, was HK$40,000. The number of Directors, supervisors and senior management whose remuneration was in the range of Rmb100,000 – Rmb120,000 was 1, in the range of Rmb120,000 – Rmb140,000 was 10 and in the range of Rmb140,000 or above was 1.

## RESIGNATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT DURING THE REPORTING PERIOD

During the reporting period, the Company had no resignation, appointment or dismission of Directors, supervisors and senior management.

## PRACTICE NOTE OF SECURITY TRANSACTIONS OF DIRECTORS

The Board adopted the practice note of securities transactions of Directors on 16 March 2005 to comply with the amendments of the Rules Governing the Listing of Securities with effect from 31 March 2004. In response to the special enquiry of the Company, all the members of the Board confirmed that they have already complied with the requirement set out on Appendix 10 of the Rules Governing the Listing of Securities.

## OPERATIONS AND RESULTS OF THE MAJOR CONTROLLING SHAREHOLDING COMPANY AND INVESTEE COMPANIES

The establishment of ANSC-TKS Galvanizing Co., Ltd. (the "JVCo"), a company jointly invested and established by the Company and Thyssen with a registered capital of US$60 million, was completed in December 2003. The JVCo is engaged in the production of galvanized steel sheets. Each of the investing parties holds 50% equity interest therein. As at 31 December 2004, total assets and shareholders' funds of such company amounted to Rmb1,630,896,000 and Rmb358,612,000 respectively as prepared under PRC Accounting Rules and Regulations. For the year 2004, its income from principal operations amounted to Rmb865,282,000 and net loss amounted to Rmb137,999,000. (Prepared under PRC Accounting Rules and Regulations).

Angang Shenyang Steel Product Processing & Distribution Company Limited (the "Shenyang Processing Company") (鞍鋼瀋陽鋼材加工配送有限公司), is a company jointly invested and established by the Company, ANSI and Angang International Trading Group (鞍鋼國貿公司)("AITG") with a registered capital of Rmb48,000,000. The Company holds a 30% equity interest in it. The Shenyang Processing Company is mainly engaged in processing cold rolled sheets and hot rolled sheets. As at 31 December 2004, total assets and shareholders' funds of such company amounted to Rmb57,753,000 and Rmb48,794,000 respectively as prepared under PRC Accounting Rules and Regulations. For the year 2004, its income from principal operations amounted to Rmb33,179,000 and net profit amounted to Rmb778,000. (Prepared under PRC Accounting Rules and Regulations).

## MAJOR SUPPLIERS AND CUSTOMERS

The cost of purchase from the Company's five largest suppliers amounted to Rmb17.463 billion, representing 92.24% of the Company's total purchase for the year of which purchases from the largest supplier represented 89.20% of the Company's total purchases. The sales to the Company's five largest customers aggregated to Rmb6.407 billion, representing 27.68% of the Company's total turnover for the year and the largest customer accounted for 10.23%.

## MAJOR SUPPLIERS AND CUSTOMERS (continued)

ANSI is a subsidiary of Angang Holding, the controlling shareholder of the Company and the largest supplier of materials to the Company. Except for those disclosed in this report, none of the Directors, supervisors and their associates nor any shareholder (which to the knowledge of the Directors hold 5% or more of shares in the Company) had any interest in any of the aforementioned suppliers and customers.

## THE CODE OF BEST PRACTICE

In the opinion of the Board, the Company has complied with the Code of Best Practice as set out in the Appendix 14 of the Listing Rules issued by the Stock Exchange which was in force prior to 1 January 2005 since the listing of the Company's shares on the Stock Exchange on 24 July 1997.

## AUDIT COMMITTEE

The Audit Committee reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters including the review of the audited financial statements for the year ended 31 December 2004.

## SUPPLEMENTARY INFORMATION ISSUED ON THE WEBSITE OF THE STOCK EXCHANGE

In accordance with the requirement of Article 1 to 3 of Section 45 under Appendix 16 of the Listing Rules Concerning Securities, details of all the financial and related information of the Company will be issued on the website of the Stock Exchange on schedule.

## SERVICE CONTRACTS OF DIRECTORS AND SUPERVISORS

Each of the Directors and supervisors of the Company has entered into a service contract with the Company for an initial term of 3 years commencing from 23 May 2003. No Director or supervisor has entered into any service contract with the Company which may not be terminated by the Company within one year without compensation other than statutory compensation.

## PURCHASE, SALE AND REDEMPTION OF SECURITIES

In 2004, the Company issued 633,594 A Shares upon conversion of the convertible debentures issued by the Company in March 2000. Other than the A Shares issued upon such conversion, there was no other purchase, sale or redemption by the Company or any of its subsidiaries of its securities during the year.

## PRE-EMPTIVE RIGHTS

In accordance with the Articles of Association of the Company and the laws of the PRC, no pre-emptive rights exist that require the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

## DIRECTORS' AND SUPERVISORS' INTEREST IN CONTRACTS

In 2004, none of the Directors or supervisors of the Company had any material interests in any contracts in which the Company, or the holding Company or any of its subsidiaries were involved in.

## TRUST DEPOSITS

As of 31 December 2004, the Group did not have any trust deposits placed with any non-banking financial institutions in the PRC and did not encounter any difficulties in making withdrawals of the Group's fixed deposits with banks.

## FIXED ASSETS

Movements in the fixed assets during the year are set out on pages 100 to 101 and pages 151 to 153 of this report.

## CONVERTIBLE DEBENTURES

Details of the convertible debentures are set out on page 112 and page 159 of this report.

## RESERVES

Movements in the reserves during the year are set out on pages 113 to 114 and pages 162 to 163 of this report.

## STATUTORY PUBLIC WELFARE FUND

Details of the statutory public welfare fund in terms of its nature, application, movement and basis of calculation (including the percentage used and amount of profits for calculation) are set out on pages 113 to 114 and pages 162 to 163 of this report.

## EMPLOYEE RETIREMENT SCHEME

Details of the employee retirement scheme of the Company are set out on page 123 and page 169 of this report.

## CONNECTED TRANSACTIONS

Details of connected transactions for the year are set out on pages 118 to 123 and pages 166 to 169 of this report. The independent non-executive Directors of the Company has confirmed that (i) all connected transactions entered into by the Company during 2004 have been entered into in the ordinary and usual course of business, either on normal commercial terms or on terms that are fair and reasonable so far as the shareholders are concerned; and (ii) the consideration of each of the connected transactions has not exceeded the respective prescribed cap as granted by the Stock Exchange.

## FIVE-YEAR SUMMARY

A summary of the results and of the asset and liabilities of the Company for the past five years is set out on page 174 of this report.

## CHAPTER 13 DISCLOSURE

The Directors confirmed that there were no matters occurring in 2004 which would have given rise to a disclosure requirement under Rules 13.13 to 13.19 of the Listing rules. The Company's controlling shareholder did not pledge any of its shares in the Company to secure any debts, guarantees or other support of obligations of the Company, nor make any loan agreements imposing specific obligations on the controlling shareholders.

## CHANGES IN ACCOUNTING POLICY AND ACCOUNTING ESTIMATES OR CORRECTION OF MATERIAL ACCOUNTING ERRORS

There was no change in accounting policies and accounting estimates or correction of material accounting errors in 2004.

## SUFFICIENT PUBLIC SHAREHOLDINGS

According to the information obtained by the Company through public channels, and so far as the Directors are aware of as at the latest practical date before the publishing of this annual report, the Company has been maintaining sufficient public shareholdings to comply with the Listing Rules during the year.

## AUDITORS

KPMG (Certified Public Accountants in Hong Kong) and KPMG Huazhen (Registered Accountants in the PRC) were appointed as the Company's international and domestic auditors respectively in 2004. A resolution for the reappointment of KPMG and KPMG Huazhen as the Company's international and domestic auditors respectively for the year 2005 will be proposed at the forthcoming Annual General Meeting to be held on 9 May 2005.

## STATEMENT ON THE USE OF FUNDS BY THE CONTROLLING SHAREHOLDER AND OTHER RELATED PARTIES FOR THE YEAR ENDED 31 DECEMBER 2004

To the Board of Angang New Steel Company Limited:

We have accepted the appointment and audited the Company's consolidated balance sheet and balance sheet as at 31 December 2004, and the consolidated income statement and profit appropriation statement, income statement and profit appropriation statement, consolidated cash flow statement and cash flow statement for the year then ended (the "financial statements") in accordance with the China's Independent Auditing Standards of the Certified Public Accountants. We issued an auditors' report with an unqualified audit opinion on these financial statements on 16 March 2005.

Pursuant to the requirements of the "Notice on listed companies' issues relating to regulating the funding transactions with related parties and the guarantees provided to third parties" issued by the China Securities Regulatory Commission and the State-owned Assets Supervision and Administration Commission of the State Council, the Company has prepared the "Summary of the use of funds by the controlling shareholder and other related parties for the year ended 31 December 2004 " (the "Summary"), which is attached in the appendix to this statement.

The Company is responsible for preparing and disclosing the Summary and ensuring its truthfulness, legitimacy and completeness. We are not aware of any inconsistency, in all material respects, when comparing the information contained in the Summary with the financial information verified in the course of our audit and the related contents in the audited financial statements of the Company for the year ended 31 December 2004. Except for the audit procedures performed in the course of our audit of the financial statements for the year ended 31 December 2004 on the Company's related party transactions, we have not performed any additional audit and other procedures on the information contained in the Summary.

In order to have a better understanding on the use of funds by the Company's controlling shareholder and other related parties for the year ended 31 December 2004, the Summary should be read in conjunction with the audited financial statements.

KPMG Huazhen

Certified Public Accountants
Registered in the
People's Republic of China

**Wu Wei**

**Zheng Jun Fang**

8/F, Office Tower E2
Oriental Plaza
No 1, East Chang An Ave,
Beijing, The People's Republic of China
Postal Code: 100738

16 March 2005

## STATEMENT ON THE USE OF FUNDS BY THE CONTROLLING SHAREHOLDER AND OTHER RELATED PARTIES FOR THE YEAR ENDED 31 DECEMBER 2004 *(continued)*

Summary of the use of funds by the controlling shareholder and other related parties for the year ended 31 December 2004

| Nature of the use of funds | Name of related parties | Relationship | Account name | Balance as at the beginning of the year | Increase during the year | Decrease during the year | Balance as at the end of the year | Remarks |
|---|---|---|---|---|---|---|---|---|
| Borrowings | – | – | – | – | – | – | – | – |
| Entrusted loans | – | – | – | – | – | – | – | – |
| Entrusted investments | – | – | – | – | – | – | – | – |
| Issuing commercial bills without genuine business transactions | – | – | – | – | – | – | – | – |
| Settlement of liabilities on behalf of related parties | – | – | – | – | – | – | – | – |
| Others (e.g. payment of expenses on behalf of related parties, accounts receivable and other receivables due from related parties aged over one year) | – | – | – | – | – | – | – | – |

This summary has been approved by the Board on 16 March 2005.

## STATEMENT OF INDEPENDENT DIRECTORS

In accordance with the document Zheng Jan Hui Fa [2003] No. 56 "Notice in relation to the issues of the regulation of cash flow between listed companies and connected parties, and external guarantees of listed companies" (the "Notice") as issued by China Securities Regulatory Commission, we are practical and realistic in carrying out cautious and responsible examination on Angang New Steel Company Limited's (the "Company") external guarantee. Details of which are as follows:

1. The Company has been in compliance with the relevant requirements of the Listing Rules since its listing, and has not provided any guarantee to its controlling shareholders and any other connected parties with shareholdings below 50%, or non-legal person units or individuals.

2. The Company has not provided any guarantee for any other companies in 2004.

3. As of 31 December 2004, the Company's provision of external guarantees amounted to Rmb540,000,000 (prepared in accordance with PRC Accounting Rules and Regulations), accounting for 5.33% of the net assets of the Company and its affiliates as at 31 December 2004.

4. The Company has no overdue guarantee in 2004.

## STATEMENT OF INDEPENDENT DIRECTORS *(continued)*

5. As of the date hereof, the Company has not been subjected to any penalty, criticism nor condemnation by the securities regulatory departments in respect of the Company's external guarantees.

6. The Company has amended its Articles of Association pursuant to the requirements of the Notice.

## WORKING REPORT OF THE BOARD

1. The fifth meeting of the third Board was held on 23 March 2004, at which the signing of Asset Purchase Agreement by the Company with Angang Holding was approved, pursuant to which the Company shall acquire from Angang Holding the water supply stations and assets of the thick plate plant and wire rod plant of Angang Holding.

2. The sixth meeting of the third Board was convened on 16 April 2004, at which the following resolutions were considered and approved:

   (1) the working report of the Board for 2003;

   (2) the annual report and its summary for 2003;

   (3) the audited financial statements for 2003;

   (4) the Company's profit distribution plan for 2003;

   (5) the proposed remuneration for Directors for 2003;

   (6) the appointment of KPMG and KPMG Huazhen as the Company's international and domestic auditors for 2004 was agreed; and to be proposed to the Annual General Meeting for consideration and the Board was authorised to determine their remuneration;

   (7) The proposed amendments to the Articles of Association.

3. On 29 April 2004, the seventh meeting of the third Board was held, at which the first quarterly report for 2004 was approved.

4. On 20 July 2004, the eighth meeting of the third Board was held, at which resolution in relation to adjustment to the special committee of the Board was approved.

## WORKING REPORT OF THE BOARD (continued)

5. On 10 August 2004, the ninth meeting of the third Board was held, at which the following proposals were passed:

   (1) The Company's interim report and its summary for 2004;

   (2) The Company's interim profit distribution plan for 2004.

6. On 25 October 2004, the tenth meeting of the third Board was held, at which the third quarterly report for 2004 was approved.

7. On 1 November 2004, the eleventh meeting of the third Board was convened, at which the Proposal for Establishment of ANSC - Xinchuan Heavy Industries Dalian Steel Product Processing and Distribution Company Limited as a Joint Venture was approved.

8. On 29 December 2004, the twelfth meeting of the third Board was held, at which the following resolutions were passed:

   (1) Resolution in relation to the Eligibility of Issue of New Shares by Angang New Steel Company Limited;

   (2) Resolution in relation to the Application of New Share Issue by Angang New Steel Company Limited;

   (3) Analysis Report of the Feasibility of the Use of Proceeds from the New Issue by Angang New Steel Company Limited;

   (4) Resolution in relation to the Explanation of the Previous Use of Proceeds given by the Board of Angang New Steel Company Limited;

   (5) Resolution in relation to the Approval of the Acquisition Agreement regarding 100% Equity Interests in Angang New Steel and Iron Company Limited by Angang New Steel Holding Company Limited and Angang New Steel Company Limited;

   (6) Resolution in relation to the Sharing of the Undistributed Profits Retained before Issue by New and Old Shareholders;

   (7) Resolution in relation to the Authorization of the Board the Full Handling of Relevant Matters regarding the New Issue and Equity Interests Acquisition;

## WORKING REPORT OF THE BOARD *(continued)*

(8) Resolution in relation to Raw Materials and Service Supply Agreement Entered into between Anshan New Steel Holding Company Limited and Angang New Steel Company Limited;

(9) Resolution in relation to the Construction of the Production Line of 2130mm Cold Rolled Steel;

(10) Resolution in relation to the Financial Report and Profit Forecast Report;

(11) Resolution in relation to the Establishment of Independent Directors Committee; and

(12) Resolution in relation to the Convening of the first Extraordinary General Meeting of 2005, the first Domestic Shares Class General Meeting of 2005 and the Convening of the first Foreign Investment Shares Class Meeting of 2005.

9. On 30 December 2004, the thirteenth meeting of the third Board was held, at which the Proposal for Establishment of TKAZ (Changchun) Tailored Blanks Limited as a Joint Venture was approved.

10. Execution of the resolutions passed at the general meeting of the Company by the Board

The Company held its Annual General Meeting for 2003 on 15 June 2004, at which the profit distribution proposal for 2003 was passed. It was resolved that a cash dividend of Rmb2 for every 10 shares be paid. On 7 July 2004, the Company paid cash dividends to its holders of H Shares at the applicable exchange rate of HK$100 to Rmb106.173, being the average basic exchange rate between Renminbi and Hong Kong dollar as announced by the Bank of China for one calendar week preceding the date appointed for the holding of the general meeting. The cash dividend actually paid to holders of H Shares is HK$0.18837 per share. On 30 June 2004, the Company paid cash dividend to holders of domestic listed A Shares and State-owned legal person shares. As at the registration date of 29 June 2004, the Company had 753,847,565 listed A Shares and 1,319,000,000 State-owned legal person shares. Cash dividends of Rmb2 for every 10 shares were distributed.

On behalf of the Board
**Liu Jie**
*Chairman*

16 March 2005

During the year, members of the Supervisory Committee carried out their duties conscientiously in accordance with the Company Law and the Articles of Association of the Company to protect the lawful interests of the Company and its shareholders.

(i) The Supervisory Committee attended 1 general meeting and 3 Board meetings of the Company as non-voting participants and convened 3 supervisory meetings. The Supervisory Committee proposed independent opinions and advice on the basis of their full knowledge of the Company's major production and operation decisions and implementation process.

1. On 16 April 2004, the third Supervisory Committee convened the third meeting , at which the following resolutions were passed:

   (1) The Company's annual report for 2003;

   (2) The report of the Supervisory Committee for 2003;

   (3) The proposed remuneration for the Supervisory Committee for 2003.

2. On 10 August 2004, the third Supervisory Committee convened the fourth meeting, at which the following resolutions were considered and passed:

   (1) The Company's interim report and its summary for 2004;

   (2) The Company's interim profit distribution plan for 2004.

3. On 29 December 2004, the third Supervisory Committee convened the fifth meeting, at which the following resolutions were passed:

   (1) Resolution in relation to the Eligibility of Issue of New Shares by Angang New Steel Company Limited;

   (2) Resolution in relation to the Application of New Share Issue by Angang New Steel Company Limited;

   (3) Analysis Report of the Feasibility of the Use of Proceeds from the New Issue by Angang New Steel Company Limited;

   (4) Resolution in relation to the Approval of the Acquisition Agreement regarding 100% Equity Interests in Angang New Steel and Iron Company Limited by Angang New Steel Holding Company Limited and Angang New Steel Company Limited;

(5) Resolution in relation to Raw Materials and Service Supply Agreement entered into between Anshan New Steel Holding Company Limited and Angang New Steel Company Limited;

(6) Resolution in relation to the Construction of the Production Line of 2130mm Cold Rolled Steel.

(ii) The Supervisory Committee assisted the Company in regulating itself as a joint stock company and strengthening its internal supervision. It also effectively monitored the Company's operations to ensure compliance with the relevant laws and regulations, such as PRC Company Law and the Company's Articles of Association. It has examined and reviewed the connected transactions entered into between the Company and Angang Holding as well as reviewed the relevant information in order to ensure the fairness of such transactions.

The Supervisory Committee provided independent opinion on the following issues:

1. During the year, the Company's operations had complied with all relevant laws and regulations and no violation of regulations had occurred. The Company has improved its internal management system and the decision making procedure of the Company complied with applicable laws and regulations.

2. None of the Directors and the general manager had violated any laws or regulations or the Articles of Association of the Company when performing their duties or have otherwise acted in a manner as to infringe upon the interests of the Company.

3. The auditors' report issued by the auditors accurately reflected the Company's financial position and operating results.

4. The actual application of the proceeds was in line with the projects undertaken.

5. The Company's asset acquisitions were based on fair cnosiderations without insider dealing and the interest of minority shareholders were not adversely affected and the Company did not occur any loss in value to its assets.

6. During the year, all the connected transactions with Angang Holding, including the purchases of raw materials, materials, energy and utilities were conducted on the basis of arm's length negotiation; there was no insider dealing, the interest of the Company were not adversely affected and the Company did not occur any loss in value to its assets.

On behalf of the Supervisory Committee
**Qi Cong**
*Chairman of the Supervisory Committee*

16 March 2005

## 1. REVIEW OF OPERATIONS

In 2004 China's economy grew quickly and created a strong demand for steel products. In addition, government regulatory controls limited low-level and redundant construction in the domestic steel and iron industry which has ensured the smooth development of the PRC steel market. As a result of the general global economic recovery and an increase in international steel consumption there has been a rise in steel product prices worldwide, including prices of domestic upstream steel products. In order to capture the burgeoning market opportunities and lessen the adverse impact from the increase in the price of its raw materials, the Company improved its product mix with increased sales of high value-added products, strengthened its product exports and improved operating efficiencies. In addition, the Company increased its rate of growth and experienced record achievements in its operating results by scaling its production abilities, reducing consumption costs, exploring the potential and increasing its development efforts

### (1) Operating Results

In accordance with IFRS, the Group recorded a net profit of Rmb1,797,587,000 for the year ended 31 December 2004, representing an increase of 25.44% as compared with the previous year, and basic weighted average earnings per share was Rmb0.607.

In accordance with the PRC Accounting Rules and Regulations, the Group recorded a net profit of Rmb1,776,337,000 for the year ended 31 December 2004, representing an increase of 24% as compared with the previous year, and basic weighted average earnings per share was Rmb0.600.

### (2) Analysis of the Group's Financial and Operational Status

In accordance with the PRC Accounting Rules and Regulations

*Unit: RMB'000*

| Item | 2004 | 2003 | Change (%) |
|---|---|---|---|
| Total assets | **15,343,328** | 15,011,870 | 2.21 |
| Long-term liabilities | **1,244,548** | 1,898,337 | -34.44 |
| Shareholders' fund | **10,133,942** | 8,948,268 | 13.25 |
| Income from principal operations | **23,227,617** | 14,520,736 | 59.96 |
| Profit from principal operations | **3,363,488** | 2,299,052 | 46.30 |
| Net profit | **1,776,337** | 1,432,579 | 24.00 |
| Net increase in cash and cash equivalents | **141,157** | 904,925 | -84.40 |

## 1. REVIEW OF OPERATIONS *(continued)*

### (2) Analysis of the Group's Financial and Operational Status *(continued)*

In accordance with IFRS

*Unit: RMB'000*

| Item | **2004** | 2003 | Change (%) | Reasons for change |
|---|---|---|---|---|
| Total assets | **14,899,934** | 14,845,674 | 0.37 | A |
| Long-term liabilities | **1,244,548** | 1,898,002 | -34.43 | B |
| Shareholders' fund | **10,022,276** | 8,815,385 | 13.69 | C |
| Turnover | **23,177,863** | 14,482,148 | 60.04 | D |
| Gross profit from principal operations | **3,372,351** | 2,276,228 | 48.16 | E |
| Net profit | **1,797,587** | 1,433,002 | 25.44 | F |
| Net increase in deposits with banks, cash and cash equivalents | **141,157** | 904,925 | -84.40 | G |

*Notes:*

A. The increase in total assets was attributable to the increase in net profit generated from operations;

B. The decrease in long-term liabilities was due to the re-classification of the long term liabilities due within one year as current liabilities;

C. The increase in shareholders' fund was attributable to the net profit generated from operations and shares issued upon conversion of convertible debentures;

D. The increase in turnover was attributable to the increase in sales volume and selling prices as well as the improved product mix;

E. The increase in gross profit from principal operations was attributable to the increase in sales volume and sales percentage of high value-added products;

F. The increase in net profit was attributable to the increase in profit from principal operations and profit from other operations;

G. The decrease in net increased amount of cash and cash equivalents was due the decrease of Rmb403,462,000 in cash flow generated from operations caused by the increased inventories as a result of the expansion of production scale and the increase in raw material prices, the decrease of Rmb649,918,000 in net income generated by fund-raising activities from Rmb785,000,000 in 2003 to Rmb135,082,000 in 2004, and the increase of Rmb296,414,000 in dividend distribution made in fund raising activities from Rmb296,149,000 in 2003 to Rmb592,563,000 in 2004.

## 1. REVIEW OF OPERATIONS *(continued)*

### (3) Number of Employees of the Company, Employees' Qualifications, Salary Policy and Training

As of 31 December 2004, the Company had 7,305 employees, among whom 4,956 were in production, 42 in sales personnel, 393 in technology technicians, 51 in accounting and 516 in administration. Of the 7,305 Company employees, 936 had bachelor or higher degrees, representing 12.8% of the total number of the employees, 1,084 had diplomas, representing 14.8% of the total number of the employees and 260 had secondary education, representing 3.6% of the total number of the employees.

In 2004, the Company put more efforts in operation and technical training for production operators. A total of 20,000 employees have been trained. During the year, 1,049 in-service employees have passed the national occupational technique appraisal. In addition, training for management and technical staff's English and computer skills were strengthened. A total of 328 staff members were selected to participate in the seven weeks' training for computer skills organised by Angang Staff College, of which 314 employees have passed the internal computer grading appraisal. 258 staff members were selected to take the 20 weeks' training for English organised by Angang Staff College, of which 114 employees have passed the internal English grading appraisal. As a result of these trainings, the overall staff calibre was improved, putting the Company in a better position to achieve production and operation targets in 2004.

The Company implemented wage distribution for its employees in the forms of position-related salary system and annual salary system. The position-related system linked with the overall operating results of the Company.

## 2. IMPACT OF TAX RATE, EXCHANGE RATE AND INTEREST RATES

Interest rate of loans denominated in Renminbi is reviewed per annum. After one year from the effective date of loan agreement, the interest rate for the next year will be determined in accordance with the latest interest rate announced by The People's Bank of China corresponding with the relevant types of loans. According to the latest interest rate announced by The People's Bank of China, the Company has loans with principal of Rmb100,000,000 as of 7 November 2004 and 9 December 2004, respectively, with interest rate adjusted from 5.49% to 5.76%.

The tax rate applicable to the Company did not change in 2004 as compared with the previous year. Changes in exchange rates have no material impacts on the Company.

## 3. INVESTMENT OF THE COMPANY

### (1) External Investments

In 2004, the Company's total external investment amounted to Rmb46,664,000, representing an increase by 223.92% over Rmb14,406,000 in the last year.

1) On 30 December 2004, the Board held a meeting to approve the Proposal for the Establishment of TKAZ (Changchun) Tailored Blanks Limited. The total investment of the project is US$10,000,000 with registered capital of US$5,000,000, out of which (i) US$2,050,000 was contributed by ThyssenKrupp Laser Blanking and Welding Company Limited (蒂森克虜伯激光拼焊板有限公司), representing 41% of the total registered capital; (ii) US$1,950,000 was contributed by the Company, representing 39% of the total registered capital; and (iii) US$1,000,000 was contributed by Wuhan Zhongren Ruizhong Motor Vehicle Spare Parts Company (武漢中人瑞眾汽車零部件產業有限公司), representing 20% of the total registered capital.

2) On 1 November 2004, the Board held a meeting to approve the Proposal for the Establishment of ANSC-Xinchuan. The total investment of the project is Rmb700,000,000 and the current registered capital is Rmb40,000,000 which is expected to be increased to Rmb380,000,000, of which the Company and Xinchuan will each contribute 50%. The remaining funds for the project will be financed by loans by the joint venture company.

3) On 9 March 2004, the Company established Zhongye Nanfang Engineering Technology Co., Ltd (中冶南方工程技術有限公司) jointly with China Metallurgical Construction (Group) Corporation (中國冶金建設集團公司) Wuhan Iron and Steel (Group) Co., Ltd. (武漢鋼鐵集團公司), Wuhan Qing Shan Qu State-owned Assets Management Co., Ltd. (武漢市青山區國有資產經營有限公司) and Shenzhen International Trust Investment Co., Ltd. (深圳國際信託投資有限責任公司). The registered capital of the joint venture company is Rmb100 million and the Company has a 7% equity interest. The joint venture company is principally engaged in the research and development of new and high technology as well as new equipment, technology transfer, technology consultation, purchase of and service for equipment and material, manufacturing and supply of core equipment and materials, project construction management and the projects contracting.

## 3. INVESTMENT OF THE COMPANY (continued)

### (2) Use of proceeds

The Company issued 890,000,000 H Shares and 300,000,000 A Shares in July 1997 and November 1997, respectively, raising a total of approximately Rmb2,633,000,000. In March 2000, the Company issued convertible debentures at the total par value of Rmb1,500,000,000, raising a total of Rmb1,480,000,000, in the PRC. The Company has raised funds of a total amount of Rmb4,113,000,000.

*Unit: Rmb'000*

| Projects undertaken | Proposed investment | Changes in use of proceeds | Actual investment | Actual/ (estimated) benefits | Whether progressing as scheduled and estimated return |
|---|---|---|---|---|---|
| Construction of steel smelting plant | 2,400,000 | No | 1,540,992 | 110,000 | Yes |
| Renovation of the combined pickling and continuous rolling line | 700,000 | No | 645,434 | 112,800 | Yes |
| Construction of the jointly invested galvanised steel production line | Total project investment: 1,494,000<br>The Company's total investment: 250,000 | No | Total project investment: 1,465,290<br>The Company's total investment: 248,305 | Total project revenue: -137,999<br>Total revenue of the Company: -69,000 | No |
| Renovation of the Cold Rolling 1700 cross cutting lines | 60,000 | No | 60,000 | 21,600 | Yes |
| Renovation of cold rolling line | 1,950,000 | No | 1,585,710 | 101,199 | No |
| Cold Rolling Plant's renovation of No. 2 and 3 cross cutting lines | 100,000 | No | 32,960 | 42,000 | Yes |
| Distribution centre for Cold Rolling Plant | 180,000 | No | 0 | 15.66% (Estimated) | No |
| Total | 5,640,000 | — | 4,113,401 | 318,559 | — |

*Note:*

1. The joint venture commenced its commercial operations in April 2004. Therefore, its scale of production is relatively small. In 2004, its production volume was 211,600 tonnes while the designed capacity was 400,000 tonnes. With the one-off amortisation of pre-operating expenses of RMB47,182,000 which was relatively higher, the estimated profit from the jointly invested galvanised steel production line was not achieved in 2004.

2. The actual revenue from the renovation of cold rolling line is below the estimated revenue mainly due to the relatively higher increase in the price of raw materials in 2004, which resulted in a decrease in gross profit in cold rolled steel products.

At present, the Company's proceeds of Rmb4,113,000,000 have been completely utilised in the relevant projects.

## 3. INVESTMENT OF THE COMPANY *(continued)*

### (3) Progress on incompleted projects financed by proceeds

The delay in completion of the cutting and distribution centre in the Cold Rolled Plant was due to the further analysis required with respect to the Company's operation plans.

### (4) Progress of investment of non-publicly raised funds

The Company's galvanized steel sheet production line and colour coating steel sheet production line have been completed and put into operation. As of 31 December 2004, Rmb1,279,656,000 had been invested and an earning of Rmb145,877,000 was generated from the projects in the year.

## 4. LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE OF THE GROUP (IN ACCORDANCE WITH IFRS)

As of 31 December 2004, the Group had long-term loans of Rmb1,245 million (exclusive of loans due within one year) with annual interest rates ranging from 5.49% to 5.76%. The term of the loans ranged from 2 to 10 years and the loans were mainly used for technological renovation. The Group's long-term liabilities due within one year amounted to Rmb1,107 million. With good creditability and high profitability of products, the Company has sufficient cash to repay the existing liabilities falling due in the future.

As of 31 December 2004, the Group's deposits with bank and cash and cash equivalents increased by Rmb141 million to Rmb2,748 million from Rmb2,607 million for the previous year, which was mainly attributable to a decrease in cash outflow from investment activities.

As of 31 December 2004, the Group's total assets less current liabilities amounted to Rmb11,267 million, as compared with Rmb10,713 million in the previous year. The shareholders' fund of the Group amounted to Rmb10,022 million in 2004, compared with Rmb8,815 million as at 31 December 2003.

## 5. ASSET PLEDGED

One of the Company's joint ventures has pledged its land use rights, construction in progress, properties, buildings, machinery and equipment, and trade receivables to the Bank of China as security for its loans from the Bank of China. In addition, the Company has pledged its 50% equity interests in the joint venture to the Bank of China as additional security for the loans to the joint venture.

## 6. COMMITMENTS AND CONTINGENT LIABILITIES

As at 31 December 2004, the Group had capital commitment of Rmb3,992 million, which was primarily used for construction projects.

As at 31 December 2004, the Group did not have any contingent liabilities.

## 7. FOREIGN EXCHANGE RISK

The Company does not have any significant foreign currency risk exposure arising from its sales and purchases of equipment and raw materials for production as these transactions are mainly carried out in Renminbi, with the exception of a small portion of export sales conducted in foreign currencies.

## 8. GEARING RATIO

In accordance with IFRS, the shareholders' funds to liabilities ratio of the Group in 2004 was 2.05 times, compared with 1.46 times in 2003.

## 1. MATERIAL LITIGATION AND ARBITRATION

The Group was not involved in any material litigation or arbitration in 2004.

## 2. ACQUISITION AND DISPOSAL OF INVESTMENT

(1) On 23 March 2004, the Board approved the entering into of the Asset Purchase Agreement by the Company and Angang Holding, pursuant to which, the Company shall acquire from Angang Holding the water supply station which provides recycled water to the Company's thick plate plant and wire rod plant. The assets comprised fixed assets including land and buildings with a gross floor area of 61,858.57 square meters and machinery and equipment. The consideration of Rmb62,205,800 was determined on the basis of the valuation by a domestic valuer. The agreement was approved by shareholders at the Company's 2003 Annual General Meeting on 15 June 2004 and was completed on 30 July 2004.

(2) On 29 December 2004, the Board approved certain proposals in relation to the acquisition under the acquisition agreement in respect of the 100% Equity between Angang Holding and the Company to be financed by the proceeds from the rights issue and placing of domestic shares to Angang Holding. The Company expects to integrate its core steel business through the acquisition of 100% equity interests in ANSI which operates the upstream facilities for steel production, so as to significantly increase its competitiveness as a listed company. The consideration of acquisition = initial consideration + final adjustment amount. Initial consideration represents the net asset value of ANSI as at the valuation base date as assessed in the valuation report of a PRC domestic value, which is subject to approval and adjustment by State-owned Assets Supervision and Administration Commission. The final adjustment amount = the audited book value of net assets of ANSI as at the Completion Date - the audited net asset value of ANSI as at the valuation base date - depreciation, amortisation and other factors resulting from an increase (or decrease) in net asset value of ANSI for the period commencing on the valuation base date and ending on the completion date. The acquisition was approved by the shareholders at the extraordinary general meeting, the class meetings for holders of A Shares and the class meeting for holders of H Shares of the Company, respectively on 28 February 2005, subject to a further approval by relevant regulatory authority.

## 3. MATERIAL CONNECTED TRANSACTIONS

(1) In 2004, the Company purchased most of the raw materials, energy and utilities necessary for its production operations from Angang Holding and its subsidiaries, and sold to Angang Holding and its subsidiaries some of its products required for technological improvement and equipment maintenance. The transactions and prices were in accordance with the Materials and Services Supply Agreement entered into between the parties.

ANSI is a subsidiary of Angang Holding. Shenyang Steel Processing Company ("the Shenyang Processing Company") is a subsidiary of Angang Holding and an associated company with investment by the Company.

1) Connected Purchase

Major items provided by Angang Holding and its subsidiaries to the Company and The Processing Company were as follows:

| Items | Pricing principle | Price | Amount (Rmb'000) | As a percentage of the contractual amount of similar transactions (%) |
|---|---|---|---|---|
| Billets | Not higher than the minimum sales price for the preceding month offered by Angang Holding and its subsidiaries to their independent third party customers and the average prices of batch raw materials quoted to the Company by five independent suppliers in the PRC | Rmb2,292/tonne | 690,339 | 100 |
| Slabs | | Rmb2,550/tonne | 221,569 | 100 |
| Hot rolled coils | | — | 9,318,953 | 100 |
| Including: | | | | |
| Provided to the Company | | Rmb3,609/tonne | 9,317,025 | 100 |
| Provided to the Processing Company (the amount of connected transaction is based on 30% as shareholding of the Company) | | Rmb3,226/tonne | 1,928 | 100 |
| Molten iron | | Rmb1,787/tonne | 5,898,584 | 100 |
| Scrap steel | | Rmb1,399/tonne | 402,487 | 100 |
| Water for industrial use | At cost | Rmb0.82/tonne | 8,539 | 99.69 |
| Recycled water | | Rmb0.37/tonne | 10,147 | 100 |
| Soft water | | Rmb2.82/tonne | 2,414 | 100 |
| Mixed gas | | Rmb20.12/GJ | 176,825 | 100 |
| Nitrogen | | Rmb0.06/$M^3$ | 9,723 | 100 |
| Oxygen | | Rmb0.38/$M^3$ | 70,615 | 100 |
| Argon | | Rmb1.10/$M^3$ | 3,751 | 100 |
| Hydrogen | | Rmb1.48/$M^3$ | 12,910 | 100 |
| Compressed air | | Rmb0.08/$M^3$ | 14,559 | 100 |
| Steam | | Rmb29.86/GJ | 30,844 | 98.64 |
| Lime | Not higher than the average selling prices for the preceding month offered by relevant members of Angang Holding to independent third parties | Rmb393/tonne | 87,587 | 100 |
| Refractory materials | | Rmb2,897/tonne | 21,077 | 8.65 |
| Other ancillary materials | | — | 83,400 | 9.84 |
| Total | — | — | 17,064,323 | 94.53 |

## 3. MATERIAL CONNECTED TRANSACTIONS (continued)

2) Connected Sales

Major items provided by the Company to Angang Holding and its subsidiaries were as follows:

| Items | Pricing principle | Price | Amount (Rmb'000) | As a percentage of the contractual amount of similar transactions (%) |
|---|---|---|---|---|
| Billets | | 2,555/tonne | 72,150 | 69.20 |
| Slabs | | 2,421/tonne | 727,204 | 100 |
| Cold rolled sheets | The average selling prices for the preceding month offered by the Group to its independent third parties | 4,,391/tonne | 16,077 | 0.20 |
| Galvanized steel sheets | | 4,824/tonne | 900 | 0.04 |
| Colour coating plates | | 5,935/tonne | 9,642 | 8.11 |
| Thick plates | | 3,923/tonne | 271,614 | 5.84 |
| Wire rods | | 3,225/tonne | 86,154 | 3.13 |
| Large steel products | | 3,521/tonne | 20,732 | 0.80 |
| Scrap steel | | 1,071/tonne | 496,630 | 96.39 |
| Pipe billets | Production cost plus a margin not less than 9% | 2,773/tonne | 1,093,320 | 100 |
| Total | — | — | 2,794,423 | 12.49 |

## 3. MATERIAL CONNECTED TRANSACTIONS *(continued)*

3) Comprehensive services

Supportive services and financial services provided by the Company to Angang Holding and its subsidiaries were as follows:

| Items | Pricing principle | Amount (Rmb'000) | As a percentage of the contractual amount of similar transactions (%) |
|---|---|---|---|
| Railway transportation | State price | 33,769 | 100 |
| Road transportation | Market price | 27,027 | 62.23 |
| Export agency | | 47,155 | 100 |
| Import of components and accessories | | 2,916 | 100 |
| Purchase of heavy oil and liquefied gas | | 1 | 100 |
| Testing and analysis of products | | 15,695 | 49.90 |
| Repair and maintenance of equipment | | 99,672 | 24.62 |
| Design and engineering services | State price | 31,255 | 5.03 |
| Heat supply to staff quarters | | 464 | 3.97 |
| Newspaper and other publications | | 3 | 0.50 |
| Telephone/fax/TV services | | 2,183 | 73.17 |
| Total | — | 260,140 | 21.67 |
| Interest paid to the Company by Angang Group Financial Company Limited | Interest rates published by the People's Bank of China from time to time | 5,863 | 23.71 |
| Maximum deposit of the Company at Angang Group Financial Company Limited for settlement purpose | — | 990,178 | — |

Material Processing Service provided by the Company to ANSI:

| Items | Pricing principle | Amount (Rmb'000) | As a percentage of the contractual amount of similar transactions (%) |
|---|---|---|---|
| Material processing service | Processing of cold rolled silicon steel per tonne amounted to RMB622<br>Packaging fee for cold rolled silicon steel per roll amounted to RMB350 | 84,201 | 99.80 |

## 3. MATERIAL CONNECTED TRANSACTIONS *(continued)*

4) The major items provided by the Company to its jointly controlled entities were as follows:

| Items | Amount (Rmb'000) | As a percentage of the contractual amount of similar transactions (%) |
|---|---|---|
| Cold hard coils | 946,827 | 11.66 |

The above connected transactions of the Company were all settled in cash.

In 2004, the gross profit margin of the pipe billets sold by the Company to ANSI was 11.63%.

The above connected transactions, as confirmed by the independent non-executive Directors of the Board who are independent of the controlling shareholder, were entered into (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms; (3) in accordance with the terms of the Services Agreement; and (4) in accordance with the provisions and prerequisites under the conditional waiver granted by the Stock Exchange.

(2) Amounts due to or from the connected parties of the Company

As at 31 December 2004, Rmb1,963,000,000 of the Company's bank loan was guaranteed by Angang Holding.

Angang Holding also provided a guarantee for the convertible debentures issued by the Company in March 2000. Currently, Angang Holding has significantly increased its profitability with great improvement in its asset status and creditability.

(3) On 23 March 2004, the Board approved the entering into of the Asset Purchase Agreement by the Company with Angang Holding, pursuant to which the Company shall acquire from Angang Holding the water supply station which provides recycled water to the Company's thick plate plant and wire rod plant. The assets comprised fixed assets including land and buildings with a gross floor area of 61,858.57 square meters and machinery and equipment. The consideration of Rmb62,205,800 was determined on the basis of the valuation by a domestic valuer. The agreement was approved by shareholders at the Company's 2003 Annual General Meeting on 15 June 2004 and was completed on 30 July 2004.

## 3. MATERIAL CONNECTED TRANSACTIONS *(continued)*

(4) On 29 December 2004, the Board approved certain proposals in relation to the acquisition under the acquisition agreement in respect of the 100% Equity between Angang Holding and the Company to be financed by the proceeds from the rights issue and placing of domestic shares to Angang Holding. The Company expects to integrate its core steel business through the acquisition of 100% equity interests in ANSI which operates the upstream facilities for steel production, so as to significantly increase its competitiveness as a listed company. The consideration of acquisition = initial consideration + final adjustment amount. Initial consideration represents the net asset value of ANSI as at the valuation base date as assessed in the valuation report of a PRC domestic value, which is subject to approval and adjustment by State-owned Assets Supervision and Administration Commission. The final adjustment amount = the audited book value of net assets of ANSI as at the Completion Date - the audited net asset value of ANSI as at the valuation base date - depreciation, amortisation and other factors resulting from an increase (or decrease) in net asset value of ANSI for the period commencing on the valuation base date and ending on the completion date. The acquisition was approved by the shareholder at the extraordinary general meeting, the class meetings for holders of A Shares and the class meeting for holders of H Shares of the Company, respectively on 28 February 2005, subject to a further approval by relevant regulatory authority.

## 4. MATERIAL CONTRACTS AND THEIR PERFORMANCE

**(1) The Group did not enter into any trust, contractual or lease arrangement during the reporting period.**

**(2) Material security**

The Board passed a resolution on 22 October 2002 to authorize the Company to form a joint venture with ThyssenKrupp Stahl AG. In connection with this joint venture, the Board also approved an equity pledge agreement, an equity retention and subordination agreement, a completion support agreement and a fund shortage support agreement with the Bank of China. Pursuant to these agreements, the Company and ThyssenKrupp Stahl AG jointly provided a pledge for the joint venture in relation to a loan of Rmb1,080,000,000 from the Bank of China. The Company provided a pledge of its assets for the total amount of Rmb540 million under the loan. As of 31 December 2004, the Company's pledge provided security for the loan in the total amount of Rmb540 million, representing 5.33% of the net assets of the Company (prepared in accordance with the PRC Accounting Rules and Regulations) as of 31 December 2004.

## 4. MATERIAL CONTRACTS AND THEIR PERFORMANCE *(continued)*

**(3) The Group did not entrust the management of any of its assets during the reporting period.**

**(4) There were no other material contracts entered into by the Group during the reporting period.**

## 5. APPOINTMENT, CHANGE AND TERMINATION OF APPOINTMENT OF AUDITORS

KPMG and KPMG Huazhen were appointed at the 2003 Annual General Meeting of the Company as the international and domestic auditors of the Company, respectively, for the year 2004. The remuneration of the auditors for 2004 amounted to HK$3.5 million. The Company reimbursed out of pocket expenses arising from auditing. KPMG and KPMG Huazhen have been appointed as international and domestic auditors of the Company for eight consecutive years for auditing services.

## 6. UNDERTAKING

There was no undertaking which would have a material impact on the Group's operating results or financial position that was made by the Group or shareholders holding 5% or more of stakes in the Company during 2004 or occurred in the previous period but subsisting during the reporting period.

## 7. PURCHASE OF STAFF QUARTERS

In 2004, the Company purchased staff quarters with an area of 10,548 $m^2$ and paid subsidies Rmb1,247,000.

## 8. SUBSEQUENT EVENTS

(1) On 28 February 2005, the Company convened the 2005 first extraordinary general meeting, the 2005 first class meeting for holders of domestic shares and the 2005 first class meeting for holders of foreign shares, at which, among other things, the Acquisition and Acquisition Agreement, the Rights Issue and Domestic Share Placing, Non-Exempt Continuing Connected Transaction under the Supply of Materials and Services Agreement, Whitewash Waiver (all as defined in the circular of the Company dated 15 January 2005) and the construction of a cold rolling line were duly approved by the shareholders of the Company.

(2) In March 2000, the Company issued Rmb1.5 billion of convertible debentures with a maturity term of 5 years. As set out in the prospectus for the convertible debentures, the convertible debentures shall expire on 13 March 2005. The Company made full repayment of the principal amount and the interest accrued thereon on 14 March 2005 and the conversion was terminated with delisting of the debenture on the same day. Such repayment was made for the principal and interest accrued thereon in a total amount of Rmb3,463,009.6. As at the expiry date, a total of 453,985,697 A Shares have been issued upon conversion of the Company's convertible debentures.

Supplementary information:

Particulars of the asset impairment in 2004

*Unit: Rmb'000*

| Items | Balance at the beginning of the year | Provision for the year | Written back for the year | Balance at the end of the year |
|---|---|---|---|---|
| Provision for bad debt | 3 | 212 | 212 | 3 |
| Including: other receivables | 3 | 212 | 212 | 3 |
| Provision for diminution in value | 63,596 | 1,996 | 15,130 | 50,462 |
| Including: Spare parts | 48,466 | — | — | 48,466 |
| Finished products | 15,130 | 1,996 | 15,130 | 1,996 |

**NOTICE IS HEREBY GIVEN** that the 2004 Annual General Meeting of the Company will be held at the Conference room of Angang Dongshan Hotel, 108 Dong Feng Street, Tie Dong Street, Anshan City, Liaoning Province, China at 9:00 a.m. on 9 May 2005 for the purpose of considering and, if thought fit, passing the following resolutions:

## ORDINARY RESOLUTIONS

1. To consider and approve the 2004 report of the Board of Directors of the Company;

2. To consider and approve the 2004 report of the Supervisory Committee of the Company;

3. To consider and approve the audited financial statements of the Company for the year ended 31 December 2004;

4. To consider and approve the proposed profit distribution plan of the Company for 2004;

5. To consider and approve the remuneration of the directors and supervisors of the Company for 2004;

6. To consider and approve the appointment of the auditors for 2005 and to authorise the Board of Directors of the Company to determine their remuneration;

7. To consider and approve the estimate of the continuing connected transactions of the Company for 2005;

8. To consider and approve the appointment of Ms. Wang Xiaobin as an independent director of the Company. Ms. Wang's biographical information is set out as follow:

   Ms. Wang Xiaobin is 37 years of age and has worked with the audit and business consulting department of PriceWaterhouse (Australia) and then served as a director of Investment Bank Department of Internationale Nederlanden Bank N.V.. She is currently the financial controller of China Resources Power Holdings Company Limited. Ms. Wang is a member of Institute of Chartered Accountants in Australia, Australian Society of Certified Practising Accountants and Securities Institute of Australia.

   Ms. Wang does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance, nor does she have any relationships with any directors, senior management or substantial or controlling shareholders of the Company.

9. To consider and approve the report of Board of Directors on the use of funds raised in previous fund raising exercise.

## SPECIAL RESOLUTIONS

10. To consider and, if thought fit, pass the relevant amendment to the Articles of Association of the Company (the "Relevant Amendment") in order to comply with the provisions under Certain Rules in Respect of the Strengthening of the Protection of the Interests of the Public Shareholders issued by China Securities Regulatory Committee and the Rules Governing the Listing of the Stocks (amended in 2004) of Shenzhen Stock Exchange;

    The Proposed Amendments are as follows:

    10A. THAT Article 17 of the Articles of Association is proposed to be amended as follows:

    (i) paragraph 3 and 4 of Article 17 to be deleted in their entirety;

    (ii) a new paragraph 3 of Article 17 to be inserted after the existing paragraph 2 as follows:

    "Upon the conversion of convertible debentures of the Company into A Shares, the share capital structure of the Company shall be: 2,962,985,697 ordinary shares, of which, 1,319,000,000 shares are held by Anshan Iron & Steel Group Complex in the form of state-owned shares, representing 44.5% of the total share capital of the Company; 890,000,000 shares are held by foreign shareholders in the form of H shares, representing 30.0% of the total share capital of the Company; and 753,985,697 shares are held by domestic shareholders in the form of domestic listed shares, representing 25.5% of the total share capital of the Company."

    10B. Article 20 of the Articles of Association is proposed to be amended and restated in its entirety as follows:

    "The registered capital of the Company shall be Rmb 2,962,985,697."

    10C. The following paragraph is proposed to be inserted after paragraph 1 of Article 60 of the Articles of Association:

    "If any matter set out in Article 81 is proposed to be considered and approved at the general meeting of the Company, upon giving the notice of such general meeting, the notice of such general meeting shall be re-published within 3 days after the share registration date."

## SPECIAL RESOLUTIONS *(continued)*

10D. The existing Article 68 of the Articles of Association is proposed to be amended and restated in its entirety as follows and the existing Articles 68 and the articles thereafter shall be renumbered accordingly:

"Article 68: The board of directors, the independent directors and the eligible shareholders may solicit votes of the shareholders of the Company to be cast at the general meeting. The person soliciting votes from the public shall carry out such activities in accordance with the relevant implementation rules."

10E Two new Articles are proposed to be inserted before the existing Article 80 of the Articles of Association as follows and the existing Article 80 and the articles thereafter shall be renumbered accordingly:

"Article 81: The Company shall establish and enhance the system for public shareholders to vote on major issues. Apart from the approval at the general meeting, any of the following issues or the relevant application in relation to such application proposed to the general meeting shall be only carried out upon approval by the holders of at least half of the shares carrying voting rights cast by the social public shareholders (including the holders of overseas listed foreign investment shares) at the general meeting:

(a) Any issue of new shares to the public (including issue of overseas listed foreign investment shares or other share titles), issue of convertible debentures, placing of shares to existing shareholders (except for the actual controlling shareholders has undertaken to fully subscribe for the shares in cash before the general meeting is convened);

(b) Major asset restructuring of the Company if the assets proposed to be acquired are being proposed to be acquired at a total price which is more than 20% (inclusive) of the audited book net value of such assets;

(c) Repayment of debts due to the Company by any shareholder using such shareholder's shares of the Company;

(d) Overseas listing of any significant subsidiaries of the Company;

(e) Other relevant issues which may have a substantial impact on the interests of the social public shareholders in the development of the Company.

If a general meeting is convened to consider and approve the issues mentioned herein, the announcement of the resolutions of the general meeting shall set out the number of the public shareholders voting at the general meeting, the shares held by them and the percentage in the total number of the shares held by the public shareholders and the results of their votes as well as the shareholding of the 10 largest public shareholders and the result of their votes.

## SPECIAL RESOLUTIONS *(continued)*

If the Company convenes a general meeting to consider and approve the issues mentioned herein, it shall provide the shareholders with a on-line voting platform.

Upon the completion of the voting procedure at the general meeting, the Company shall announcement the results after counting all the votes of the votes cast on-site, on-line and through other authorized methods. The service provider for the on-line voting system, the Company and the substantial shareholders shall keep the results of voting confidential before the formal announcement.

"Article 82: The Company shall duly protect the rights of the public shareholders to elect any director or supervisor. The opinions of the public shareholders shall be well represented in the election of the directors and supervisors at the general meeting by prompting the accumulative voting system. The accumulative voting system referred to herein means that in the election of the directors or supervisors at the general meeting, each share carrying voting right shall carry the same number of voting right as the number of directors or supervisors proposed to be elected and the voting rights of the shareholders may be collectively cast."

10F. The existing Article 107(a) of the Articles of Association is proposed to be renumbered as Article 110(a) *and amended as follows:*

"(a) Any connected transaction between the Company and the connected person in a total amount more than Rmb3 million or 5% of the latest audited net assets value of the Company or required to be disclosed and subject to independent shareholders' approval shall be approved by the independent directors and proposed to the board of directors for discussion. The independent directors may retain independent financial advisers to issue independent financial advisers' report as basis for making their conclusion."

10G The former Article 108 of the Articles of Association is proposed to be renumbered as Article 111 and be amended restated as follows:

"Article 111: Apart from fulfilling the duties mentioned under the foregoing article, the independent directors shall provide independent opinions to the board of directors and shareholders' general meeting on the following issues:

(a) any nomination, appointment for removal of any director;

(b) any employment or termination of employment of any senior management of the Company;

## SPECIAL RESOLUTIONS *(continued)*

(c) the remuneration of the directors and senior management of the Company;

(d) any existing or new loans to or other fund transfer with the shareholders of the Company, actual controller and their associated companies in the total amount more than Rmb 3 million or 5% of the latest audited net assets value of the Company or required to be disclosed and subject to independent shareholders' approval, and on whether the Company has taken effective measures to collect repayments;

(e) the failure of the board of directors of the Company in making proposal for profit distribution in cash;

(f) issues which, in the opinions of the independent directors, may be detrimental to the interests of the minority shareholders; and

(g) other issues provided for in the Articles of Association."

10H. With reference to the amendment above, the Board of Directors be authorised:

(a) to approve, execute and do or procure to execute and do, all such documents, deeds and things as it may consider necessary in connection therewith;

(b) to make such amendments to the Articles of Association of the Company as it thinks fit; and

11. To consider and approve proposals (if any) put forward at the meeting by any shareholder(s) holding 5% or more of the shares carrying the right to vote at such meeting.

By order of the Board
**Angang New Steel Company Limited**
**Fu Ji Hui**
*Company Secretary*

Anshan City
Liaoning Province, the PRC

16 March 2005

*Notes:*

(a) Holders of the Company's H shares whose names appear on the register of members of the Company at the close of business on 8 April 2005 are entitled to attend the Annual General Meeting with their passports or other identity papers.

(b) The register of members of the Company will be closed from 10 April 2005 to 9 May 2005, both days inclusive, during which time no share transfer will be effected.

(c) Each shareholder who has the right to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies, whether they are shareholders or not, to attend and vote on his behalf at the Annual General Meeting.

(d) A proxy of a shareholder who has appointed more than one proxy may only vote on a poll in respect of the shares actually held.

(e) The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified. To be valid, the notarially certified power of attorney, or other documents of authorisation, and the form of proxy must be delivered to the Company's registrar, HKSCC Registrars Limited , 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 24 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof.

(f) Shareholders intending to attend the Annual General Meeting should return the reply slip (which will be despatched to the shareholders with the Company's 2004 annual report) to the Secretary's Office of the Company on or before 5:30 p.m. 18 April 2005 personally or by mail, facsimile or cable. Failure to return the reply slip will not affect shareholders' rights to attend in person.

(g) It is expected that the general meeting will last for half a day. The expenses for travelling and accomodation shall be borne by the shareholders.

(h) The address of the Secretarial Office:

No. 396 Nan Zhong Hua Road
Anshan City
Liaoning Province
Peoples' Republic of China
Post Code: 114003
Tel: 0412-633 4292 / 633 4293
Fax: 0412-672 7772



**To the shareholders of**
**Angang New Steel Company Limited ("the Company")**

We have audited the accompanying Company's consolidated balance sheet and balance sheet at 31 December 2004, and the consolidated income statement and profit appropriation statement, income statement and profit appropriation statement, consolidated cash flow statement and cash flow statement for the year then ended. The preparation of these financial statements is the responsibility of the Company's management. Our responsibility is to express an audit opinion on these financial statements based on our audit.

We conducted our audit in accordance with China's Independent Auditing Standards of the Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement. An audit includes examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements, an assessment of the accounting policies used and significant estimates made by the Company's management in the preparation of the financial statements, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the above-mentioned financial statements comply with the requirements of the Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the People's Republic of China and present fairly, in all material respects, the Company's consolidated financial position and the financial position at 31 December 2004, and the consolidated results of operations, results of operations, consolidated cash flows and cash flows for the year then ended.

KPMG Huazhen

Certified Public Accountants
Registered in the People's Republic of China

Wu Wei

Zheng Jun Fang

8/F, Office Tower E2
Oriental Plaza
No.1, East Chang An Ave.
Beijing, The People's Republic of China
Post Code: 100738

16 March 2005

# Consolidated Balance Sheet

*(Prepared under PRC Accounting Rules and Regulations)*
*31 December 2004*
*(Expressed in Thousand Renminbi)*

| Assets | Note | 2004 Rmb'000 | 2003 Rmb'000 |
|---|---|---|---|
| **Current assets** | | | |
| Cash at banks and in hand | 6 | **2,748,133** | 2,606,976 |
| Bills receivable | 7 | **1,425,868** | 2,097,812 |
| Trade receivables | 8 | **641,013** | 84,749 |
| Other receivables | 9 | **11,056** | 18,996 |
| Prepayments | 10 | **217,437** | 593,967 |
| Inventories | 11 | **2,221,412** | 1,440,283 |
| Deferred expenses | 12 | **492** | 184 |
| **Total current assets** | | **7,265,411** | 6,842,967 |
| **Long-term equity investments** | 13 | **41,303** | 14,406 |
| **Fixed assets** | | | |
| Fixed assets, at cost | 14 | **11,146,973** | 9,848,116 |
| Less: Accumulated depreciation | | **(4,067,194)** | (3,261,582) |
| Net book value of fixed assets | | **7,079,779** | 6,586,534 |
| Construction in progress | 15 | **611,746** | 1,206,658 |
| **Total fixed assets** | | **7,691,525** | 7,793,192 |
| **Intangible assets and other assets** | | | |
| Intangible assets | 16 | **345,072** | 334,995 |
| Long-term deferred expenses | 17 | **17** | 26,310 |
| **Total intangible assets and other assets** | | **345,089** | 361,305 |
| **Total assets** | | **15,343,328** | 15,011,870 |

The accompanying notes on pages 77 to 125 form an integral part of these financial statements.

# Consolidated Balance Sheet *(Continued)*

*(Prepared under PRC Accounting Rules and Regulations)*
*31 December 2004*
*(Expressed in Thousand Renminbi)*

| Liabilities and shareholders' funds | Note | 2004 Rmb'000 | 2003 Rmb'000 |
|---|---|---|---|
| **Current liabilities** | | | |
| Short-term loans | 18 | **100,000** | — |
| Bills payable | 19 | **220,899** | 1,259,594 |
| Trade payables | 20 | **286,744** | 246,669 |
| Receipts in advance | 21 | **1,554,986** | 1,735,563 |
| Accrued payroll | 22 | **61,938** | 61,181 |
| Staff welfare payable | | **19,418** | 15,763 |
| Accrued expenses | 23 | **7,002** | — |
| Taxes payable | 3(d) | **262,520** | 8,642 |
| Other payables | 24 | **344,094** | 417,586 |
| Current portion of long-term liabilities | 25 | **1,107,237** | 420,267 |
| **Total current liabilities** | | **3,964,838** | 4,165,265 |
| **Long-term liabilities** | | | |
| Long-term loans | 26 | **1,244,548** | 1,892,733 |
| Convertible debentures | 27 | **—** | 5,604 |
| **Total long-term liabilities** | | **1,244,548** | 1,898,337 |
| **Total liabilities** | | **5,209,386** | 6,063,602 |
| **Shareholders' funds** | | | |
| Share capital | 28 | **2,962,942** | 2,962,309 |
| Capital reserve | 29 | **3,084,915** | 3,083,648 |
| Surplus reserves (including statutory public welfare fund of Rmb562,930,000 (2003: Rmb385,297,000)) | 30 | **1,125,860** | 770,594 |
| Undistributed profits (including dividend proposed after the balance sheet date of Rmb888,883,000 (2003: Rmb592,462,000)) | 31 | **2,960,225** | 2,131,717 |
| **Total shareholders' funds** | | **10,133,942** | 8,948,268 |
| **Total liabilities and shareholders' funds** | | **15,343,328** | 15,011,870 |

These financial statements have been approved by the board of directors on 16 March 2005.

| **Liu Jie** | **Ma Lianyong** |
|---|---|
| *Chairman* | *Chief Accountant* |

The accompanying notes on pages 77 to 125 form an integral part of these financial statements.

# Balance Sheet

*(Prepared under PRC Accounting Rules and Regulations)*
*31 December 2004*
*(Expressed in Thousand Renminbi)*

| Assets | Note | **2004 Rmb'000** | 2003 Rmb'000 |
|---|---|---|---|
| **Current assets** | | | |
| Cash at banks and in hand | 6 | **2,705,059** | 2,580,613 |
| Bills receivable | 7 | **1,425,868** | 2,097,812 |
| Trade receivables | 8 | **569,082** | 84,749 |
| Other receivables | 9 | **5,653** | 13,883 |
| Prepayments | 10 | **209,670** | 593,962 |
| Inventories | 11 | **2,068,827** | 1,406,410 |
| **Total current assets** | | **6,984,159** | 6,777,429 |
| **Long-term equity investments** | 13 | **237,199** | 266,718 |
| **Fixed assets** | | | |
| Fixed assets, at cost | 14 | **10,601,802** | 9,838,222 |
| Less: Accumulated depreciation | | **(4,033,116)** | (3,260,751) |
| Net book value of fixed assets | | **6,568,686** | 6,577,471 |
| Construction in progress | 15 | **611,316** | 703,121 |
| **Total fixed assets** | | **7,180,002** | 7,280,592 |
| **Intangible assets and other assets** | | | |
| Intangible assets | 16 | **305,828** | 313,802 |
| **Total intangible assets and other assets** | | **305,828** | 313,802 |
| **Total assets** | | **14,707,188** | 14,638,541 |

The accompanying notes on pages 77 to 125 form an integral part of these financial statements.

*(Prepared under PRC Accounting Rules and Regulations)*
*31 December 2004*
*(Expressed in Thousand Renminbi)*

| Liabilities and shareholders' fund | Note | 2004 Rmb'000 | 2003 Rmb'000 |
|---|---|---|---|
| **Current liabilities** | | | |
| Bills payable | 19 | **220,899** | 1,259,594 |
| Trade payables | 20 | **282,135** | 246,669 |
| Receipts in advance | 21 | **1,523,443** | 1,736,125 |
| Accrued payroll | 22 | **61,938** | 61,181 |
| Staff welfare payable | | **19,418** | 15,763 |
| Taxes payable | 3(d) | **274,508** | 11,095 |
| Other payables | 24 | **224,202** | 291,242 |
| Current portion of long-term liabilities | 25 | **1,066,703** | 400,000 |
| **Total current liabilities** | | **3,673,246** | 4,021,669 |
| **Long-term liabilities** | | | |
| Long-term loans | 26 | **900,000** | 1,663,000 |
| Convertible debentures | 27 | **—** | 5,604 |
| **Total long-term liabilities** | | **900,000** | 1,668,604 |
| **Total liabilities** | | **4,573,246** | 5,690,273 |
| **Shareholders' funds** | | | |
| Share capital | 28 | **2,962,942** | 2,962,309 |
| Capital reserve | 29 | **3,084,915** | 3,083,648 |
| Surplus reserves (including statutory public welfare fund of Rmb562,930,000 (2003: Rmb385,297,000)) | 30 | **1,125,860** | 770,594 |
| Undistributed profits (including dividend proposed after the balance sheet date of Rmb888,883,000 (2003: Rmb592,462,000)) | 31 | **2,960,225** | 2,131,717 |
| **Total shareholders' funds** | | **10,133,942** | 8,948,268 |
| **Total liabilities and shareholders' funds** | | **14,707,188** | 14,638,541 |

These financial statements have been approved by the board of directors on 16 March 2005.

**Liu Jie**
*Chairman*

**Ma Lianyong**
*Chief Accountant*

The accompanying notes on pages 77 to 125 form an integral part of these financial statements.

# Consolidated Income Statement and Profit Appropriation Statement

*(Prepared under PRC Accounting Rules and Regulations)*
*For the year ended 31 December 2004*
*(Expressed in Thousand Renminbi)*

| | Note | **2004** **Rmb'000** | 2003 Rmb'000 |
|---|---|---|---|
| **Income from principal operations** | 32 | **23,227,617** | 14,520,736 |
| Less: Cost of sales | 33 | **19,814,375** | 12,183,096 |
| Business tax and surcharges | 34 | **49,754** | 38,588 |
| **Profit from principal operations** | | **3,363,488** | 2,299,052 |
| Add: Other operating profit | 35 | **96,434** | 36,691 |
| Less: Operating expenses | 36 | **423,192** | 231,034 |
| Administrative expenses | | **281,900** | 279,623 |
| Financial expenses | 37 | **120,840** | 9,498 |
| **Operating profit** | | **2,633,990** | 1,815,588 |
| Add: Investment income | 38 | **233** | 6 |
| Non-operating income | | **222** | 1,593 |
| Less: Non-operating expenses | 39 | **1,702** | 64,404 |
| **Total profit** | | **2,632,743** | 1,752,783 |
| Less: Income tax expense | 3(b) | **856,406** | 320,204 |
| **Net profit** | | **1,776,337** | 1,432,579 |

The accompanying notes on pages 77 to 125 form an integral part of these financial statements.

*(Prepared under PRC Accounting Rules and Regulations)*
*For the year ended 31 December 2004*
*(Expressed in Thousand Renminbi)*

| | Note | **2004** **Rmb'000** | 2003 Rmb'000 |
|---|---|---|---|
| **Net profit** | | **1,776,337** | 1,432,579 |
| Add: Undistributed profits at the beginning of the year | | **2,131,717** | 1,281,803 |
| **Distributable profits** | | **3,908,054** | 2,714,382 |
| Less: Transfer to statutory surplus reserve | 30 | **177,633** | 143,258 |
| Transfer to statutory public welfare fund | 30 | **177,633** | 143,258 |
| **Profits distributable to shareholders** | | **3,552,788** | 2,427,866 |
| Less: Transfer to discretionary surplus reserve | | — | — |
| Dividends | | **592,563** | 296,149 |
| **Undistributed profits at the end of the year** (including: dividend proposed after the balance sheet date of Rmb888,883,000 (2003: Rmb592,462,000)) | | **2,960,225** | 2,131,717 |

**Additional information:**

| **Item** | | **2004** **Rmb'000** | 2003 Rmb'000 |
|---|---|---|---|
| 1. | Proceeds from the sale and disposal of divisions or invested entities | — | — |
| 2. | Losses arising from natural disasters | — | — |
| 3. | Increase (or decrease) in total profits due to the changes in accounting policies | — | — |
| 4. | Increase (or decrease) in total profits due to the changes in accounting estimates | — | (103,000) |
| 5. | Gains (or losses) arising from debt restructuring | — | — |
| 6. | Others | — | — |

These financial statements have been approved by the board of directors on 16 March 2005.

**Liu Jie**
*Chairman*

**Ma Lianyong**
*Chief Accountant*

The accompanying notes on pages 77 to 125 form an integral part of these financial statements.

# Income Statement and Profit Appropriation Statement

*(Prepared under PRC Accounting Rules and Regulations)*
*For the year ended 31 December 2004*
*(Expressed in Thousand Renminbi)*

| | | Note | **2004** *Rmb'000* | 2003 *Rmb'000* |
|---|---|---|---|---|
| **Income from principal operations** | | 32 | **23,148,417** | 14,520,736 |
| Less: | Cost of sales | 33 | **19,740,857** | 12,183,096 |
| | Business tax and surcharges | 34 | **49,754** | 38,588 |
| **Profit from principal operations** | | | **3,357,806** | 2,299,052 |
| Add: | Other operating profit | 35 | **91,105** | 36,691 |
| Less: | Operating expenses | 36 | **417,821** | 231,034 |
| | Administrative expenses | | **230,714** | 279,623 |
| | Financial expenses | 37 | **97,387** | 9,498 |
| **Operating profit** | | | **2,702,989** | 1,815,588 |
| Add: | Investment (loss)/income | 38 | **(68,766)** | 6 |
| | Non-operating income | | **222** | 1,593 |
| Less: | Non-operating expenses | 39 | **1,702** | 64,404 |
| **Total profit** | | | **2,632,743** | 1,752,783 |
| Less: | Income tax expense | 3(b) | **856,406** | 320,204 |
| **Net profit** | | | **1,776,337** | 1,432,579 |

The accompanying notes on pages 77 to 125 form an integral part of these financial statements.

*(Prepared under PRC Accounting Rules and Regulations)*
*For the year ended 31 December 2004*
*(Expressed in Thousand Renminbi)*

| | Note | **2004** **Rmb'000** | 2003 Rmb'000 |
|---|---|---|---|
| **Net Profit** | | **1,776,337** | 1,432,579 |
| Add: Undistributed profits at the beginning of the year | | **2,131,717** | 1,281,803 |
| **Distributable profits** | | **3,908,054** | 2,714,382 |
| Less: Transfer to statutory surplus reserve | 30 | **177,633** | 143,258 |
| Transfer to statutory public welfare fund | 30 | **177,633** | 143,258 |
| **Profits distributable to shareholders** | | **3,552,788** | 2,427,866 |
| Less: Transfer to discretionary surplus reserve | | **—** | — |
| Dividends | | **592,563** | 296,149 |
| **Undistributed profits at the end of the year** (including: dividend proposed after the balance sheet date of Rmb888,883,000 (2003: Rmb592,462,000)) | | **2,960,225** | 2,131,717 |

**Additional information:**

| Item | | **2004** **Rmb'000** | 2003 Rmb'000 |
|---|---|---|---|
| 1. | Proceeds from the sale and disposal of divisions or invested entities | **—** | — |
| 2. | Losses arising from natural disasters | **—** | — |
| 3. | Increase (or decrease) in total profits due to the changes in accounting policies | **—** | — |
| 4. | Increase (or decrease) in total profits due to the changes in accounting estimates | **—** | (103,000) |
| 5. | Gains (or losses) arising from debt restructuring | **—** | — |
| 6. | Others | **—** | — |

These financial statements have been approved by the board of directors on 16 March 2005.

**Liu Jie**
*Chairman*

**Ma Lianyong**
*Chief Accountant*

The accompanying notes on pages 77 to 125 form an integral part of these financial statements.

*(Prepared under PRC Accounting Rules and Regulations)*
*For the year ended 31 December 2004*
*(Expressed in Thousand Renminbi)*

| | Note to the consolidated cash flow statement | 2004 *Rmb'000* |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Cash received from sale of goods | | 26,189,967 |
| Refund of taxes | | 241,414 |
| Cash received in relation to other operating activities | | 3,416 |
| **Sub-total of cash inflows** | | 26,434,797 |
| Cash paid for goods | | (23,442,057) |
| Cash paid to and on behalf of employees | | (344,638) |
| Taxes paid | | (914,042) |
| Cash paid in relation to other operating activities | | (139,257) |
| **Sub-total of cash outflows** | | (24,839,994) |
| **Net cash flow from operating activities** | (a) | 1,594,803 |
| **Cash flows from investing activities:** | | |
| Net proceeds from the disposal of fixed assets | | 670 |
| Cash received in relation to other investing activities | | 99,346 |
| **Sub-total of cash inflows** | | 100,016 |
| Cash paid for acquisition of fixed assets, construction in progress, intangible assets and other long-term assets | | (900,082) |
| Cash paid for acquisition of investments | | (26,664) |
| Cash paid in relation to other investing activities | | (9,628) |
| **Sub-total of cash outflows** | | (936,374) |
| **Net cash flow from investing activities** | | (836,358) |

The accompanying notes on pages 77 to 125 form an integral part of these financial statements.

# Consolidated Cash Flow Statement *(Continued)*

*(Prepared under PRC Accounting Rules and Regulations)*
*For the year ended 31 December 2004*
*(Expressed in Thousand Renminbi)*

| | Note to the consolidated cash flow statement | 2004 *Rmb'000* |
|---|---|---|
| **Cash flows from financing activities:** | | |
| Proceeds from loans | | 555,349 |
| **Sub-total of cash inflows** | | 555,349 |
| Repayment of loans | | (420,267) |
| Cash paid for dividends or interest payment | | (727,712) |
| Cash paid in relation to other financing activities | | (498) |
| **Sub-total of cash outflows** | | (1,148,477) |
| **Net cash flow from financing activities** | | (593,128) |
| **Effect of exchange rate fluctuations on cash held** | | (24,160) |
| **Net increase in cash and cash equivalents** | (c) | 141,157 |

The accompanying notes on pages 77 to 125 form an integral part of these financial statements.

| | **2004** |
|---|---|
| | ***Rmb'000*** |

**Notes to the consolidated cash flow statement**

**(a) Reconciliation of net profit to cash flows from operations:**

| | 2004 Rmb'000 |
|---|---|
| Net profit | 1,776,337 |
| Add: Bad debt provision | 212 |
| Write back of inventory provision | (13,134) |
| Depreciation of fixed assets | 807,302 |
| Amortisation of intangible assets | 10,511 |
| Amortisation of long-term deferred expenses | 23,591 |
| Loss on disposal of fixed assets | 1,269 |
| Increase in deferred expenses | 79 |
| Increase in accrued expenses | 6,219 |
| Financial expenses | 119,973 |
| Investment income | (233) |
| Increase in inventories | (758,767) |
| Decrease in operating receivables | 544,098 |
| Decrease in operating payables | (922,654) |
| Net cash flow from operating activities | 1,594,803 |

**(b) Non-cash transactions of investing and financing activities:**

| | 2004 Rmb'000 |
|---|---|
| Conversion of convertible debentures to A shares | 1,900 |
| Convertible debentures A shares due within one year | 3,703 |

**(c) Net increase in cash and cash equivalents:**

| | 2004 Rmb'000 |
|---|---|
| Cash at the end of the year | 2,748,133 |
| Less: Cash at the beginning of the year | (2,606,976) |
| Add: Cash equivalents at the end of the year | — |
| Less: Cash equivalents at the beginning of the year | — |
| Net increase in cash and cash equivalents | 141,157 |

These financial statements have been approved by the board of directors on 16 March 2005.

| **Liu Jie** | **Ma Lianyong** |
|---|---|
| *Chairman* | *Chief Accountant* |

The accompanying notes on pages 77 to 125 form an integral part of these financial statements.

# Cash Flow Statement

*(Prepared under PRC Accounting Rules and Regulations)*
*For the year ended 31 December 2004*
*(Expressed in Thousand Renminbi)*

| | Note to the cash flow statement | 2004 *Rmb'000* |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Cash received from sales of goods | | 26,300,400 |
| Refund of taxes | | 224,314 |
| **Sub-total of cash inflows** | | 26,524,714 |
| Cash paid for goods | | (23,349,655) |
| Cash paid to and on behalf of employees | | (337,893) |
| Taxes paid | | (913,814) |
| Cash paid in relation to other operating activities | | (126,913) |
| **Sub-total of cash outflows** | | (24,728,275) |
| **Net cash flow from operating activities** | (a) | 1,796,439 |
| **Cash flows from investing activities:** | | |
| Net proceeds from the disposal of fixed assets | | 670 |
| Cash received in relation to other investing activities | | 30,621 |
| **Sub-total of cash inflows** | | 31,291 |
| Cash paid for acquisition of fixed assets, construction in progress, intangible assets and other long-term assets | | (823,702) |
| Cash paid for acquisition of investments | | (46,664) |
| **Sub-total of cash outflows** | | (870,366) |
| **Net cash flow from investing activities** | | (839,075) |

The accompanying notes on pages 77 to 125 form an integral part of these financial statements.

| | Note to the cash flow statement | 2004 *Rmb'000* |
|---|---|---|
| **Cash flows from financing activities:** | | |
| Proceeds from loans | | 300,000 |
| **Sub-total of cash inflows** | | 300,000 |
| Repayment of loans | | (400,000) |
| Cash paid for dividends or interest payment | | (707,925) |
| Cash paid in relation to other financing activities | | (498) |
| **Sub-total of cash outflows** | | (1,108,423) |
| **Net cash flow from financing activities** | | (808,423) |
| **Effect of exchange rate fluctuations on cash held** | | (24,495) |
| **Net increase in cash and cash equivalents** | (c) | 124,446 |

The accompanying notes on pages 77 to 125 form an integral part of these financial statements.

| | 2004 *Rmb'000* |
|---|---|

**Notes to the cash flow statement**

**(a) Reconciliation of net profit to cash flows from operations:**

| | |
|---|---|
| Net profit | 1,776,337 |
| Add: Bad debt provision | 212 |
| Write back of inventory provision | (15,130) |
| Depreciation of fixed assets | 774,374 |
| Amortisation of intangible assets | 7,974 |
| Loss on disposal of fixed assets | 1,269 |
| Financial expenses | 97,387 |
| Loss on investments | 68,766 |
| Increase in inventories | (592,660) |
| Decrease in operating receivables | 609,529 |
| Decrease in operating payables | (931,619) |
| Net cash flow from operating activities | 1,796,439 |

**(b) Non-cash transactions of investing and financing activities:**

| | |
|---|---|
| Conversion of convertible debentures to A shares | 1,900 |
| Convertible debentures A shares due within one year | 3,703 |

**(c) Net increase in cash and cash equivalents:**

| | |
|---|---|
| Cash at the end of the year | 2,705,059 |
| Less: Cash at the beginning of the year | (2,580,613) |
| Add: Cash equivalents at the end of the year | — |
| Less: Cash equivalents at the beginning of the year | — |
| Net increase in cash and cash equivalents | 124,446 |

These financial statements have been approved by the board of directors on 16 March 2005.

| **Liu Jie** | **Ma Lianyong** |
|---|---|
| *Chairman* | *Chief Accountant* |

The accompanying notes on pages 77 to 125 form an integral part of these financial statements.

*(Expressed in Thousand Renminbi)*

## 1. STATUS OF THE COMPANY

Angang New Steel Company Limited (the "Company") was formally established on 8 May 1997 as a joint stock limited company.

The Company was established as a joint stock limited company under the Company Law of the People's Republic of China ("PRC"), with Anshan Iron & Steel Group Complex ("Angang Holding") as the sole promoter, pursuant to the approval document Tigaisheng [1997] No. 62 "Reply to the Approval of the Establishment of Angang New Steel Company Limited" issued by the State Commission for Economic Restructuring of the PRC. The Company took over the businesses of the Wire Rod Plant, the Thick Plate Plant, and the Cold Rolling Plant (collectively referred to as the "Plants") of Angang Holding. According to the Division Agreement which took effect from 1 January 1997, Angang Holding transferred the production, sales, research and development, administration activities of the Plants together with the relevant assets and liabilities as at 31 December 1996 as its contribution to the Company. The above net assets were converted into 1,319,000,000 shares of the Company of Rmb1.00 each.

The Company issued 890,000,000 ordinary H shares ("H shares") with a par value of Rmb1.00 each on 22 July 1997 which were subsequently listed on The Stock Exchange of Hong Kong Limited on 24 July 1997. The Company also issued 300,000,000 ordinary A shares ("A shares") with a par value of Rmb1.00 each on 16 November 1997 which were subsequently listed on the Shenzhen Stock Exchange on 25 December 1997.

On 9 January 2002, the Company entered into a joint venture agreement and a technology transfer agreement to establish ANSC-TKS Galvanizing Co. Ltd ("ANSC-TKS") with ThyssenKrupp Stahl AG ("Thyssen"). The Company holds 50% interests in ANSC-TKS, whose registered capital amounted to US$60,000,000.

On 22 November 2004, the Company entered into a joint venture agreement with Dalian Xinchuan Heavy Industries Company Limited ("Xinchuan") to set up ANSC - Xinchuan Heavy Industries Dalian Steel Product Processing and Distribution Company Limited ("ANSC-Xinchuan"). As at 31 December 2004, the registered capital of ANSC-Xinchuan amounted to Rmb40,000,000, of which Rmb20,000,000, or 50%, was injected by the Company.

The principal activities of the Company, ANSC-TKS and ANSC-Xinchuan (collectively referred to as the "Group") are the production and sale of steel billets, wire rods, thick plates, cold rolled sheets, large section steel, hot dip galvanised steel and alloy steel plates, the sub-processing of steel products, and the manufacturing, distribution and sales of structural steel.

*(Expressed in Thousand Renminbi)*

## 1. STATUS OF THE COMPANY *(continued)*

Pursuant to an agreement "Acquisition Agreement regarding 100% Equity Interests in Angang New Steel and Iron Company Limited" ("acquisition agreement") dated 29 December 2004 entered into between the Company and Angang Holding, the Company proposed to acquire the entire equity interest of Angang New Steel and Iron Company Limited which has been reorganised in accordance with Angang Holding Gangzhengfa [2004] No. 22 "Notice regarding the reorganisation of Angang New Steel and Iron Company Limited". The acquisition was approved by the independent shareholders at an extraordinary general meeting held on 28 February 2005. Further information is set out in Note 44.

## 2. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted by the Group in the preparation of the financial statements conform with the relevant requirements of the Accounting Standards for Business Enterprises and Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the PRC.

### (a) Accounting period

*The accounting year of the Group is from 1 January to 31 December.*

### (b) Preparation of the consolidated financial statements

The consolidated financial statements of the Group have been prepared in accordance with the Accounting Regulations for Business Enterprises and the Interim Provisions on Consolidated Financial Statements (Caikuaizi [1995] No. 11) issued by the Ministry of Finance.

The consolidated financial statements include the financial statements of the Company and its joint ventures.

In the preparation of the consolidated financial statements, the Company consolidates the assets, liabilities, revenues, costs and expenses of its joint ventures using the proportionate consolidation method, including the Group's proportionate share of the joint ventures' assets, liabilities, revenues, costs and expenses with items of a similar nature on a line by line basis.

Material intragroup transactions, including any unrealised gains and intragroup balances , are eliminated in consolidation.

### (c) Accounting basis and measurement principle

The financial statements of the Group have been prepared on an accrual basis, with the historical cost method as the measurement principle, unless otherwise stated.

## 2. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### (d) Reporting currency

The reporting currency of the Group is Renminbi.

### (e) Translation of foreign currencies

Foreign currency transactions are translated into Renminbi at the exchange rates quoted by the People's Bank of China and other recognised exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the exchange rates quoted by the People's Bank of China and other recognised exchange rates ruling at the balance sheet date. Except as stated below, exchange gains and losses on foreign currency translation are dealt with in the income statement of the current period.

Exchange gains and losses directly relating to the purchase or construction of fixed assets before they are ready for their intended use (including exchange gains and losses arising from loans used to finance the construction of fixed assets) are capitalised as part of the costs of the fixed assets.

Exchange differences arise during the start-up period are aggregated into the long-term deferred expenses and are then fully charged to the income statement in the month of commencement of operations.

### (f) Cash equivalents

Cash equivalents are short-term, highly liquid investments of the Group which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

### (g) Bad debt provision

Trade receivables showing signs of uncollectibility are identified individually and bad debt provision is then made based on the probability of being uncollectible. In respect of other trade receivables, bad debt provision is made with reference to the ageing analysis and the management's estimation based on past experience.

Bad debt provision for other receivables is determined based on the nature and corresponding collectibility.

## 2. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### (h) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost of inventories includes the costs of purchase, costs of conversion and other costs. Inventories are stated at the cost of purchase computed using the weighted average method. In addition to the actual cost for the purchase of raw materials, the cost of work in progress and finished goods also includes direct labour and an appropriate proportion of manufacturing overheads based on normal operating capacity. Except spare parts, inventory provision is provided at the difference between the cost of individual inventory item and its net realisable value. Spare parts are provided based on the management's assessment. Net realisable value is determined according to the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs and related taxes necessary to make the sale.

Low value consumables, packaging and other materials are expensed when being consumed.

Inventories are recorded by perpetual method.

### (i) Long-term equity investments

Long-term investments controlled or jointly controlled by the Company or over which the Company exercises significant influence are accounted for under the equity method. It is initially recorded at cost and adjusted thereafter according to the Company's share of equity interest in the invested entity.

Long-term investments that are not controlled or jointly controlled by the Company, and over which the Company does not exercise significant influence are recorded at cost. Investment income is recognised when the invested entity declares a cash dividend or profit appropriation.

Disposals or transfers of long-term equity investments are recognised in the income statement based on the difference between the disposal proceeds and the carrying amount of the investments.

A provision for impairment loss of long-term equity investments is made. (refer to Note 2(n)).

## 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

### (j) Fixed assets and construction in progress

Fixed assets represent assets with a useful life of over one year and with a higher unit cost which are held by the Group for production and operation purpose.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment loss (refer to Note 2(n)). Construction in progress is stated in the balance sheet at cost less impairment loss (refer to Note 2(n)).

All direct and indirect costs related to the purchase or construction of fixed assets, incurred before the assets are ready for its intended use, are capitalised as construction in progress. Those costs included borrowing costs, which include foreign exchange gains or losses on specific borrowings for the construction of the fixed assets during the construction period.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided for construction in progress.

Depreciation is provided over the estimated useful life of each asset on a straight-line basis. The respective estimated useful lives and residual values are as follows:

| | Estimated useful life | Estimated residual value |
|---|---|---|
| Buildings and plants | 10 to 40 years | 3% |
| Machinery and equipment | 5 to 20 years | 3% |
| Other fixed assets | 4 to 15 years | 3% |

## 2. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### (k) Intangible assets

Intangible assets are stated in the balance sheet at cost less accumulated amortisation and impairment losses (refer to Note 2(n)). Amortisation is provided on a straight-line basis over the estimated useful life, the beneficial period as specified in the related agreement or the grant period as stipulated by law. The respective amortisation periods are as follows:

| | Amortisation period |
|---|---|
| Land use rights | 50 years |
| Acquired software | 3 to 10 years |
| Industrial technology | 12 years |

### (l) Convertible debentures

Convertible debentures are stated at par value. Interest expense is accrued annually and is capitalised as the cost of corresponding construction in progress. Upon the completion of the construction in progress, the interest expense is charged directly to financial expenses of the same period.

Upon conversion, the carrying value of the debenture and the accrued interest is credited to the share capital and capital reserve.

### (m) Pre-operating expenses

All the costs incurred during the set up period, except for that incurred for the purchase or construction of fixed assets, are initially recorded as long-term deferred expenses and then fully charged to the income statement in the month when operations commence.

## 2. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### (n) Impairment loss of assets

The carrying amounts of the Group's assets (including long-term equity investments, fixed assets, construction in progress, intangible assets and other assets), other than trade receivables and inventories (refer to Notes 2(g), 2(h)), are reviewed periodically in order to assess whether the recoverable amounts have decreased below the book value. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decrease has occurred, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is the impairment loss.

The recoverable amount is the greater of the net selling price and present value of the estimated future cash flows arising from the continuous use of the asset and from the disposal of the asset at the end of its useful life.

Provision for impairment loss is calculated on an item by item basis and recognised as an expense in the income statement. However, when a deficit between the initial investment cost and the Company's share of the investors' equity of the investee enterprise has been debited to the capital reserve, any impairment losses for long-term equity investment are firstly set off against the difference initially recognised in the capital reserve relating to the investment and any excess impairment losses are then recognised in the income statement.

If there is an indication that there has been a change in the estimates used to determine the recoverable amount and as a result the estimated recoverable amount is greater than the carrying amount of the asset, the impairment loss recognised in prior years in reversed. Reversals of impairment loss are recognised in the income statement. Impairment losses are reversed to the extent of the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. In respect of the reversal of an impairment loss for a long-term equity investment, the reversal starts with the impairment losses that had previously been recognised in the income statement and then the impairment losses that had been charged to capital reserve.

## 2. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### (o) Income tax

Income tax is provided on an accrual basis. The income tax of the Group for the current year is calculated according to the taxable income and the applicable tax rate.

### (p) Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

Where it is not probable that the settlement of the above obligation will cause an outflow of economic benefits, or the amount of the outflow cannot be estimated reliably, the obligation is disclosed as a contingent liability.

### (q) Revenue recognition

Revenue from the sale of goods is recognised when the significant risks and rewards of ownership of goods have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding the receipt of the consideration and the return of goods, or when the revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

### (r) Repairs and maintenance expenses

Repairs and maintenance expenses, including cost of major overhaul, are charged to the income statement as and when they are incurred.

## 2. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### (s) Research and development costs

Research and development costs are charged to the income statement in the period as and when they are incurred.

### (t) Borrowing costs

Specific borrowing costs attributable to the construction of fixed assets are capitalised as the cost of the fixed assets during the construction period until they are ready for their intended use.

Except the above borrowing costs, other borrowing costs are expensed in the income statement in the period in which they are incurred.

### (u) Dividend distribution

Cash dividends are included in the income statement and profit appropriation statement when declare. The cash dividends proposed or approved after the balance sheet date but before the issuance of the financial statements are presented separately in the shareholders' funds in the balance sheet.

### (v) Retirement benefits

Contributions to defined contribution pension scheme are recognised as an expense in the income statement as incurred. Further information is set out in Note 41.

### (w) Related parties

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control and jointly control the party or exercise significant influence over the party, or vice versa, or where the Group and the party or parties are subject to common control or common significant influence. Related parties may be individuals or enterprise.

## 3. TAXATION

(a) Tax relating to sales of goods applicable to the Group includes value added tax ("VAT"). The VAT rate is 17%.

(b) Income tax

The applicable income tax rate of the Company is 33% (2003: 33%).

According to Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises, the Company's joint venture, ANSC-TKS, is exempt from income tax during its first two profitable years, starting from the first year when ANSC-TKS has a profit after offsetting any previous years' losses. A 50% income tax exemption is granted to ANSC-TKS from the third profitable year to fifth profitable year. No income tax was provided by ANSC-TKS as ANSC-TKS did not make any profit in 2004.

No income tax was provided for the joint venture of the Company, ANSC-Xinchuan, as it had not begun its operations during the year.

(c) Others

The Group is subject to surcharges, including city construction and maintenance tax, education surcharge and local education surcharge, which are computed based on 7%, 3% and 1% of net VAT payable, respectively.

(d) Taxes payable

| | **The Group** | | **The Company** | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ***Rmb'000*** | *Rmb'000* | ***Rmb'000*** | *Rmb'000* |
| VAT (deductible)/payable | **(10,720)** | 28,997 | **1,369** | 31,450 |
| Income tax payable/(refundable) | **244,082** | (23,067) | **244,082** | (23,067) |
| Others | **29,158** | 2,712 | **29,057** | 2,712 |
| | **262,520** | 8,642 | **274,508** | 11,095 |

The Group's tax payable increased as a result of increase in operating profits and decrease in tax credit approved by tax authorities as compared with the previous year.

*(Expressed in Thousand Renminbi)*

## 4. JOINT VENTURES AND ASSOCIATES

As at 31 December 2004, particulars of the joint ventures of the Company are set out below:

| Name of invested company | Registered capital | % of equity held by the Company | Initial cost of investment | Principal activities |
|---|---|---|---|---|
| ANSC-TKS | US$60,000,000 | 50% | US$30,000,000 | Production and sale of hot dip galvanised steel products |
| ANSC-Xinchuan | Rmb40,000,000 | 50% | Rmb20,000,000 | Sale, processing, and distribution of steel products |

As at 31 December 2004, particulars of the associates of the Company are set out below:

| Name of invested company | Registered capital | % of equity held by the Company | Initial cost of investment | Principal activities |
|---|---|---|---|---|
| Angang Shenyang Steel Product Processing and Distribution Company Limited ("Angang Shenyang") | Rmb48,000,000 | 30% | Rmb14,400,000 | Sale, processing, and distribution of steel products |
| TKAZ (Changchun) Tailored Blanks Ltd ("TKAZ") | US$5,000,000 | 39% | US$1,950,000 | Development, production and sale of tailored blanks |

## 5. SEGMENT REPORTING

The revenue and operating profits of the Group are almost entirely attributable to the production and sales of steel products in the PRC. Certain steel products are exported to other countries and regions. Further information is set out in Note 45.

## 6. CASH AT BANK AND IN HAND

| The Group | 2004 Original currency '000 | 2004 Exchange rate | 2004 Rmb/Rmb equivalent '000 | 2003 Original currency '000 | 2003 Exchange rate | 2003 Rmb/Rmb equivalent '000 |
|---|---|---|---|---|---|---|
| Cash in hand | | | | | | |
| Renminbi | | | 14 | | | 8 |
| Euro | — | 11.26 | 4 | — | 10.34 | 2 |
| Cash at bank | | | | | | |
| Renminbi | | | 1,795,694 | | | 2,066,879 |
| HK Dollars | 4,056 | 1.06 | 4,315 | 18,844 | 1.07 | 20,082 |
| US Dollars | 1,179 | 8.28 | 9,760 | 799 | 8.28 | 6,613 |
| Euro | 346 | 11.26 | 3,896 | 2,236 | 10.34 | 23,114 |
| Pounds Sterling | | | — | 19 | 14.68 | 278 |
| Deposit with banks | | | | | | |
| Renminbi | | | 934,450 | | | 490,000 |
| | | | 2,748,133 | | | 2,606,976 |

| The Company | 2004 Original currency '000 | 2004 Exchange rate | 2004 Rmb/Rmb equivalent '000 | 2003 Original currency '000 | 2003 Exchange rate | 2003 Rmb/Rmb equivalent '000 |
|---|---|---|---|---|---|---|
| Cash in hand | | | | | | |
| Renminbi | | | 11 | | | 8 |
| Cash at bank | | | | | | |
| Renminbi | | | 1,763,278 | | | 2,041,910 |
| HK Dollars | 4,056 | 1.06 | 4,315 | 18,844 | 1.07 | 20,082 |
| US Dollars | 91 | 8.28 | 753 | 670 | 8.28 | 5,548 |
| Euro | 200 | 11.26 | 2,252 | 2,204 | 10.34 | 22,787 |
| Pounds Sterling | | | — | 19 | 14.68 | 278 |
| Deposit with banks | | | | | | |
| Renminbi | | | 934,450 | | | 490,000 |
| | | | 2,705,059 | | | 2,580,613 |

As at 31 December 2004, the Company has cash balance of Rmb 990,178,000 deposited with Angang Group Financial Company Limited ("Angang Finance") (2003: Nil).

## 7. BILLS RECEIVABLE

All bills receivable held by the Group are bills of acceptance issued by banks which have not been pledged.

As at 31 December 2004, balance of bills receivable of the Group decreased as compared with the previous year mainly due to an increase in the proportion of cash sales in 2004.

Among the balance of bills receivable, no balance is due from a shareholder who holds 5% or more of the Company's voting shares.

## 8. TRADE RECEIVABLES

| | **2004** | | 2003 | |
|---|---|---|---|---|
| **The Group** | ***Rmb'000*** | **%** | *Rmb'000* | % |
| Within one year | **641,013** | **100** | 84,749 | 100 |
| Less: Bad debt provision | **—** | **—** | — | — |
| | **641,013** | **100** | 84,749 | 100 |

| | **2004** | | 2003 | |
|---|---|---|---|---|
| **The Company** | ***Rmb'000*** | **%** | *Rmb'000* | % |
| Within one year | **569,082** | **100** | 84,749 | 100 |
| Less: Bad debt provision | **—** | **—** | — | — |
| | **569,082** | **100** | 84,749 | 100 |

| | **The Group** | | **The Company** | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ***Rmb'000*** | *Rmb'000* | ***Rmb'000*** | *Rmb'000* |
| Angang International Trade Company ("AITC") | **512,366** | — | **512,366** | — |
| Third parties | **128,647** | 84,749 | **56,716** | 84,749 |
| | **641,013** | 84,749 | **569,082** | 84,749 |

## 8. TRADE RECEIVABLES (continued)

As at 31 December 2004, no full or substantial provision has been made for individual trade receivables as the management considers that all of them are due within one year and can be fully recovered.

During the year, the Group had no individually significant write-off or recover of trade receivables which had been fully or substantially provided for in prior years.

The increase in trade receivables compared with the previous year is mainly due to the increase in export sales in 2004. Most export sales are credit sales. Export sales in 2004 amounted to Rmb4,604,165,000 (2003: Rmb647,550,000).

Trade receivables of the Group as at 31 December 2004 are as follows:

| Name of the debtor | Particulars | Amount<br>*Rmb'000* | Percentage of total trade receivables<br>% |
|---|---|---|---|
| AITC | Export sales | 512,366 | 80 |
| Thyssen | Sales of goods | 38,311 | 6 |
| China Railway Materials Shenyang Company | Sales of goods | 37,078 | 6 |
| ThyssenKrupp Steel North America Inc. | Sales of goods | 16,130 | 2 |
| Lagermex, S.A de C.V | Sales of goods | 12,539 | 2 |
| | | 616,424 | 96 |

As at 31 December 2004, the total trade receivables of the Group's five largest debtors are as follows:

| | **2004** | 2003 |
|---|---|---|
| Amount (Rmb'000) | **616,424** | 84,749 |
| Percentage of total trade receivables | **96%** | 100% |

## 8. TRADE RECEIVABLES *(continued)*

The trade receivables of the Company as at 31 December 2004 are as follows:

| Name of the debtor | Particulars | Amount | Percentage of total trade receivables |
|---|---|---|---|
| | | *Rmb'000* | % |
| AITC | Export sales | 512,366 | 90 |
| China Railway Materials Shenyang Company | Sales of goods | 37,078 | 7 |
| Nanjing Changjiang Disan Daqiao Jianshe Zonggongsi | Sales of goods | 9,809 | 2 |
| Shenyang Railway Authority Material Distribution Centre, Research & Development Department | Sales of goods | 7,607 | 1 |
| China Railway Materials Northeast Company Limited | Sales of goods | 2,222 | — |
| | | 569,082 | 100 |

As at 31 December 2004, the total trade receivables of the Company's five largest debtors are as follows:

| | **2004** | 2003 |
|---|---|---|
| Amount (Rmb'000) | **569,082** | 84,749 |
| Percentage of total trade receivables | **100%** | 100% |

Among the balance of trade receivables, no balance is due from a shareholder who holds 5% or more of the Company's voting shares.

## 9. OTHER RECEIVABLES

| | The Group | | The Company | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ***Rmb'000*** | *Rmb'000* | ***Rmb'000*** | *Rmb'000* |
| Subsidiaries of Angang Holding | **719** | 200 | **719** | 200 |
| Third parties | **10,340** | 18,799 | **4,937** | 13,686 |
| Less: Bad debt provision | **(3)** | (3) | **(3)** | (3) |
| | **11,056** | 18,996 | **5,653** | 13,883 |

Ageing analyses of other receivables are as follows:

| | **2004** | | 2003 | |
|---|---|---|---|---|
| **The Group** | ***Rmb'000*** | **%** | *Rmb'000* | % |
| Within one year | **10,488** | **95** | 18,430 | 97 |
| Between one and two years | **141** | **1** | — | — |
| Between two and three years | **—** | **—** | — | — |
| Over three years | **430** | **4** | 569 | 3 |
| | **11,059** | **100** | 18,999 | 100 |
| Less: Bad debt provision over three years | **(3)** | **—** | (3) | — |
| | **11,056** | **100** | 18,996 | 100 |

| | **2004** | | 2003 | |
|---|---|---|---|---|
| **The Company** | ***Rmb'000*** | **%** | *Rmb'000* | % |
| Within one year | **5,085** | **90** | 13,317 | 96 |
| Between one and two years | **141** | **2** | — | — |
| Between two and three years | **—** | **—** | — | — |
| Over three years | **430** | **8** | 569 | 4 |
| | **5,656** | **100** | 13,886 | 100 |
| Less: Bad debt provision over three years | **(3)** | **—** | (3) | — |
| | **5,653** | **100** | 13,883 | 100 |

## 9. OTHER RECEIVABLES *(continued)*

| | The Group | | The Company | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| **Bad debt provision** | ***Rmb'000*** | *Rmb'000* | ***Rmb'000*** | *Rmb'000* |
| Balance at the beginning of the year | **3** | 160 | **3** | 160 |
| Add: Provision for the year | **212** | — | **212** | — |
| Less: Written back for the year | **(212)** | 157 | **(212)** | 157 |
| | **3** | 3 | **3** | 3 |

As at 31 December 2004, the management considers that most of the other receivables can be recovered and all debtors have the ability to repay the debts, hence, the level of bad debt provision is less than 5%.

The five largest debtors of other receivables of the Group as at 31 December 2004 are as follows:

| Name of the debtor | Particulars | Amount | Percentage of total trade receivables |
|---|---|---|---|
| | | ***Rmb'000*** | **%** |
| Cockerill Mechanical Industries S.A. | Contract compensation | 4,120 | 37 |
| Angang Finance | Interest receivable | 707 | 6 |
| Bank of China, Anshan Branch | Interest receivable | 658 | 6 |
| The Industrial and Commercial Bank of China, Angang Branch | Interest receivable | 559 | 5 |
| Shenzhen Stock Exchange | Prepayment of expenses for convertible debentures | 532 | 5 |
| | | 6,576 | 59 |

As at 31 December 2004, the total other receivables of the Group's five largest debtors are as follows:

| | **2004** | 2003 |
|---|---|---|
| Amount (Rmb'000) | **6,576** | 11,879 |
| Percentage of total other receivables | **59%** | 63% |

## 9. OTHER RECEIVABLES *(continued)*

The five largest debtors of other receivables of the Company as at 31 December 2004 are as follows:

| Name of the debtor | Particulars | Amount<br>*Rmb'000* | Percentage of total trade receivables<br>% |
|---|---|---|---|
| Angang Finance | Interest receivable | 707 | 13 |
| Bank of China, Anshan Branch | Interest receivable | 658 | 12 |
| The Industrial and Commercial Bank of China, Angang Branch | Interest receivable | 559 | 10 |
| Shenzhen Stock Exchange | Prepayment of expenses for convertible debentures | 532 | 9 |
| Shenzhen Zhengwei Chemicals Co. Ltd | Construction fees | 79 | 1 |
| | | 2,535 | 45 |

As at 31 December 2004, the total other receivables of the Company's five largest debtors are as follows:

| | **2004** | 2003 |
|---|---|---|
| Amount (Rmb'000) | **2,535** | 10,902 |
| Percentage of total receivables | **45%** | 79% |

Other receivables decreased significantly in 2004 as compared with 2003. This is mainly due to the settlement of prepaid pre-operating expenses approximately Rmb2,045,000 which is paid on behalf of ANSC-TKS, and the settlement of export tax refund of approximately Rmb5,845,000 from Anshan State Tax Bureau.

No full or substantial provision has been made on individual other receivable balances.

During the year, the Group had no individually significant write-off or recover of other receivables which had been fully or substantially provided for in prior years.

Among the balance of other receivables, no balance is due from a shareholder who holds 5% or more of the Company's voting shares.

## 10. PREPAYMENTS

| The Group | 2004<br>**Rmb'000** | <br>**%** | 2003<br>*Rmb'000* | <br>*%* |
|---|---|---|---|---|
| Within one year | **217,437** | **100** | 593,967 | 100 |
| Between one and two years | — | — | — | — |
| Between two and three years | — | — | — | — |
| | **217,437** | **100** | 593,967 | 100 |

| The Company | 2004<br>**Rmb'000** | <br>**%** | 2003<br>*Rmb'000* | <br>*%* |
|---|---|---|---|---|
| Within one year | **209,670** | **100** | 593,962 | 100 |
| Between one and two years | — | — | — | — |
| Between two and three years | — | — | — | — |
| | **209,670** | **100** | 593,962 | 100 |

| | The Group | | The Company | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ***Rmb'000*** | *Rmb'000* | ***Rmb'000*** | *Rmb'000* |
| Prepayments to Angang New Steel and Iron Company Limited ("ANSI") for purchases | **135,251** | 543,545 | **135,251** | 543,545 |
| Prepayments to third parties | **82,186** | 50,422 | **74,419** | 50,417 |
| | **217,437** | 593,967 | **209,670** | 593,962 |

Among the balance of prepayments, no balance is due from a shareholder who holds 5% or more of the Company's voting shares.

## 11. INVENTORIES

| | The Group | | The Company | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ***Rmb'000*** | *Rmb'000* | ***Rmb'000*** | *Rmb'000* |
| Raw materials | **391,675** | 252,877 | **357,446** | 242,186 |
| Work in progress | **291,093** | 166,244 | **291,093** | 166,244 |
| Finished goods | **724,798** | 455,217 | **631,453** | 444,190 |
| Spare parts and low value consumables | **864,308** | 629,541 | **837,301** | 617,386 |
| | **2,271,874** | 1,503,879 | **2,117,293** | 1,470,006 |
| Less: Provision for diminution in value | | | | |
| – Finished goods | **(1,996)** | (15,130) | — | (15,130) |
| – Spare parts | **(48,466)** | (48,466) | **(48,466)** | (48,466) |
| | **2,221,412** | 1,440,283 | **2,068,827** | 1,406,410 |

## 11. INVENTORIES *(continued)*

| Provision for diminution in value | The Group 2004 Rmb'000 | The Group 2003 Rmb'000 | The Company 2004 Rmb'000 | The Company 2003 Rmb'000 |
|---|---|---|---|---|
| Balance at the beginning of the year | **63,596** | 54,282 | **63,596** | 54,282 |
| Add: Provision for the year | **1,996** | 15,130 | — | 15,130 |
| Less: Written back for the year | **15,130** | 5,816 | **15,130** | 5,816 |
| Balance at the end of the year | **50,462** | 63,596 | **48,466** | 63,596 |

All of the above inventories are either purchased or manufactured by the Group.

| | The Group 2004 Rmb'000 | The Group 2003 Rmb'000 | The Company 2004 Rmb'000 | The Company 2003 Rmb'000 |
|---|---|---|---|---|
| The cost of inventories recognised as cost of sales | **19,814,375** | 12,183,096 | **19,740,857** | 12,183,096 |

The net realisable value of the inventory of which provision had been made amounted to Rmb58,925,000 (2003: Rmb36,391,000).

The balance of inventories as at 31 December 2004 increased as compared with previous year. This is mainly due to the increase in the market price of raw materials and the increase in production capacity in 2004.

## 12. DEFERRED EXPENSES

| | 2004 Rmb'000 | 2003 Rmb'000 |
|---|---|---|
| The Company | — | — |
| ANSC-TKS | | |
| – Insurance expenses | **328** | 16 |
| – Software license fee | **164** | 168 |
| The Group | **492** | 184 |

Insurance expenses under deferred expenses mainly represent property insurance and product liability insurance.

## 13. LONG-TERM EQUITY INVESTMENTS

| The Group | Investment in associate *Rmb'000* | Other equity investment *Rmb'000* | Total *Rmb'000* |
|---|---|---|---|
| **Cost of investment** | | | |
| Balance at the beginning of the year | 14,406 | — | 14,406 |
| Additions | 16,397 | 10,500 | 26,897 |
| Deductions | — | — | — |
| Balance at the end of the year | 30,803 | 10,500 | 41,303 |
| Less: provision for impairment loss | — | — | — |
| **Carrying value** | | | |
| Balance at the end of the year | 30,803 | 10,500 | 41,303 |
| Balance at the beginning of the year | 14,406 | — | 14,406 |

| The Company | Investment joint ventures *Rmb'000* | Investment in associates *Rmb'000* | Other equity investment *Rmb'000* | Total *Rmb'000* |
|---|---|---|---|---|
| **Cost of investment** | | | | |
| Balance at the beginning of the year | 252,312 | 14,406 | — | 266,718 |
| Additions | 20,000 | 16,397 | 10,500 | 46,897 |
| Deductions | (76,416) | — | — | (76,416) |
| Balance at the end of the year | 195,896 | 30,803 | 10,500 | 237,199 |
| Less: provision for impairment loss | — | — | — | — |
| **Carrying value** | | | | |
| Balance at the end of the year | 195,896 | 30,803 | 10,500 | 237,199 |
| Balance at the beginning of the year | 252,312 | 14,406 | — | 266,718 |

## 13. LONG-TERM EQUITY INVESTMENTS *(continued)*

(a) As at 31 December 2004, the Company's investment in joint ventures are as follows:

| Name of invested entity | Share of equity interest in the invested entity | Term of investment | Initial cost of investment *Rmb'000* |
|---|---|---|---|
| ANSC-TKS | 50% | 50 years | 248,305 |
| ANSC-Xinchuan | 50% | 50 years | 20,000 |
| | | | 268,305 |

| | ANSC-TKS *Rmb'000* | ANSC-Xinchuan *Rmb'000* | Total *Rmb'000* |
|---|---|---|---|
| **Cost of investment** | | | |
| Balance at the beginning of the year | 252,312 | — | 252,312 |
| Add: Additions | — | 20,000 | 20,000 |
| Adjustment using equity method | (68,999) | — | (68,999) |
| Unrealised profit of inventory sale at the end of the year | (7,417) | — | (7,417) |
| Balance at the end of the year | 175,896 | 20,000 | 195,896 |
| Less: provision for impairment loss | — | — | — |
| **Carrying value** | | | |
| Balance at the end of the year | 175,896 | 20,000 | 195,896 |
| Balance at the beginning of the year | 252,312 | — | 252,312 |

Pursuant to an Equity Pledge Agreement entered into between the Company and Bank of China, Liaoning Branch on 20 October 2002, the Company pledged to Bank of China, Liaoning Branch all its equity interests in ANSC-TKS to secure the performance of the obligation of ANSC-TKS, i.e. to repay and settle the related debts due to Bank of China, Liaoning Branch in full and in a timely manner. Details of the arrangement are set out in Note 26.

## 13. LONG-TERM EQUITY INVESTMENTS *(continued)*

(b) As at 31 December 2004, the Group's and the Company's investment in associates are as follows:

| Name of invested entity | Share of equity interest in the invested entity | Term of investment | Initial cost of investment *Rmb'000* |
|---|---|---|---|
| TKAZ | 39% | 50 years | 16,164 |
| Angang Shenyang | 30% | 50 years | 14,400 |
| | | | 30,564 |

| | TKAZ *Rmb'000* | Angang Shenyang *Rmb'000* | Total *Rmb'000* |
|---|---|---|---|
| **Cost of investment** | | | |
| Balance at the beginning of the year | — | 14,406 | 14,406 |
| Add: Additions | 16,164 | — | 16,164 |
| Adjustment using equity method | — | 233 | 233 |
| Balance at the end of the year | 16,164 | 14,639 | 30,803 |
| Less: provision for impairment loss | — | — | — |
| **Carrying value** | | | |
| Balance at the end of the year | 16,164 | 14,639 | 30,803 |
| Balance at the beginning of the year | — | 14,406 | 14,406 |

(c) As at 31 December 2004, the Group's and the Company's other equity investment is as follows:

| Name of invested entity | Share of equity interest in the invested entity | Term of investment | Initial cost of investment *Rmb'000* |
|---|---|---|---|
| Zhongye Nanfang Engineering Technology Company Limited ("Zhongye Nanfang") | 7% | 30 years | 10,500 |

(d) As at 31 December 2004, the Company's total investment represents 2% (2003: 3%) of the Company's net asset value.

## 14. FIXED ASSETS

| The Group | Land use rights *Rmb'000* | Buildings and plants *Rmb'000* | Machinery and equipment *Rmb'000* | Others *Rmb'000* | Total *Rmb'000* |
|---|---|---|---|---|---|
| **Cost:** | | | | | |
| Balance at the beginning of the year | 164,987 | 2,446,533 | 6,607,756 | 628,840 | 9,848,116 |
| Additions | 31,144 | 20,629 | 4,562 | 8,666 | 65,001 |
| Transferred from construction in progress (Note 15) | 22,619 | 124,890 | 958,069 | 132,251 | 1,237,829 |
| Reclassification | — | (52,276) | 34,586 | 17,690 | — |
| Disposals of fixed assets | — | — | (3,247) | (726) | (3,973) |
| Balance at the end of the year | 218,750 | 2,539,776 | 7,601,726 | 786,721 | 11,146,973 |
| **Accumulated depreciation:** | | | | | |
| Balance at the beginning of the year | 210 | 642,453 | 2,222,533 | 396,386 | 3,261,582 |
| Charge for the year | 3,677 | 98,499 | 645,278 | 60,167 | 807,621 |
| Reclassification | — | (1,127) | 746 | 381 | — |
| Written back on disposal of fixed assets | — | — | (1,774) | (235) | (2,009) |
| Balance at the end of the year | 3,887 | 739,825 | 2,866,783 | 456,699 | 4,067,194 |
| **Carrying value:** | | | | | |
| Balance at the end of the year | 214,863 | 1,799,951 | 4,734,943 | 330,022 | 7,079,779 |
| Balance at the beginning of the year | 164,777 | 1,804,080 | 4,385,223 | 232,454 | 6,586,534 |

## 14. FIXED ASSETS *(continued)*

| The Company | Land use rights *Rmb'000* | Buildings and plants *Rmb'000* | Machinery and equipment *Rmb'000* | Others *Rmb'000* | Total *Rmb'000* |
|---|---|---|---|---|---|
| **Cost:** | | | | | |
| Balance at the beginning of the year | 164,987 | 2,442,681 | 6,607,252 | 623,302 | 9,838,222 |
| Additions | 31,144 | 20,629 | 4,562 | 7,961 | 64,296 |
| Transferred from construction in progress (Note 15) | 271 | 29,650 | 553,698 | 119,638 | 703,257 |
| Reclassification | — | (52,276) | 34,586 | 17,690 | — |
| Disposals of fixed assets | — | — | (3,247) | (726) | (3,973) |
| Balance at the end of the year | 196,402 | 2,440,684 | 7,196,851 | 767,865 | 10,601,802 |
| **Accumulated depreciation:** | | | | | |
| Balance at the beginning of the year | 210 | 642,439 | 2,222,530 | 395,572 | 3,260,751 |
| Charge for the year | 3,334 | 95,134 | 618,316 | 57,590 | 774,374 |
| Reclassification | — | (1,127) | 746 | 381 | — |
| Written back on disposal of fixed assets | — | — | (1,774) | (235) | (2,009) |
| Balance at the end of the year | 3,544 | 736,446 | 2,839,818 | 453,308 | 4,033,116 |
| **Carrying value:** | | | | | |
| Balance at the end of the year | 192,858 | 1,704,238 | 4,357,033 | 314,557 | 6,568,686 |
| Balance at the beginning of the year | 164,777 | 1,800,242 | 4,384,722 | 227,730 | 6,577,471 |

As at 31 December 2004, the cost of the fully depreciated fixed assets of the Group which are still in use amounted to Rmb948,466,000 (2003: Rmb652,462,000).

Part of the fixed assets are pledged by the Group as collaterals of the syndicated loan. Details of which are set out in Note 26.

## 15. CONSTRUCTION IN PROGRESS

Construction in progress comprises expenditure incurred for buildings, plants, machinery and equipment which have not yet put into operation.

| | Amount | | Including: Capitalisation of interest charges | |
|---|---|---|---|---|
| | The Group | The Company | The Group | The Company |
| | *Rmb'000* | *Rmb'000* | *Rmb'000* | *Rmb'000* |
| **Cost** | | | | |
| Balance at the beginning of the year | 1,206,658 | 703,121 | 71,145 | 61,855 |
| Additions | 800,608 | 696,069 | 22,858 | 18,888 |
| Transfer to fixed assets (Note 14) | (1,237,829) | (703,257) | (68,810) | (55,550) |
| Other transfers | (157,691) | (84,617) | — | — |
| Balance at the end of the year | 611,746 | 611,316 | 25,193 | 25,193 |
| **Less: Provision for impairment loss** | — | — | | |
| **Carrying value** | | | | |
| Balance at the end of the year | 611,746 | 611,316 | | |
| Balance at the beginning of the year | 1,206,658 | 703,121 | | |

Interest charge of the Group for the year was capitalised at a rate of 5.54% (2003: 5.52%).

## 15. CONSTRUCTION IN PROGRESS *(continued)*

As at 31 December 2004, the projects under construction of the Group/Company are as follows:

| Project | Budget *Rmb'000* | Balance at 1 January 2004 *Rmb'000* | Additions *Rmb'000* | Transferred to fixed assets *Rmb'000* *(Note 14)* | Other transfers *Rmb'000* | Balance at 31 December 2004 *Rmb'000* | Percentage of budget | Source of fund | Interests capitalised during the year *Rmb'000* |
|---|---|---|---|---|---|---|---|---|---|
| Upgrade of cold rolling production lines | 3,820,530 | 604,379 | 241,641 | (563,385) | (70,083) | 212,552 | 79% | Equity finance and bank loans | 18,888 |
| 2130 continuous cold rolling line | 2,640,000 | – | 279,997 | – | – | 279,997 | 11% | Operating fund | – |
| Upgrade of continuous casting and all-purposes rolling mill | 597,752 | 472 | 2,281 | (2,753) | – | – | 100% | Equity finance | – |
| Upgrade of the heavy plate rolling line | 398,100 | 55,972 | 18,204 | (59,642) | (14,534) | – | 100% | Operating fund and bank loans | – |
| Technology renovation | 540,000 | 42,298 | 153,946 | (77,477) | – | 118,767 | 46% | Operating fund | – |
| Total for the Company | 7,996,382 | 703,121 | 696,069 | (703,257) | (84,617) | 611,316 | | | 18,888 |
| Dalian galvanised steel production line | 538,670 | 503,537 | 104,511 | (534,572) | (73,074) | 402 | 99% | Operating fund and bank loans | 3,970 |
| ANSC-Xinchuan steel product production line | 349,450 | – | 28 | – | – | 28 | – | Operating fund | – |
| Total for the Group | 8,884,502 | 1,206,658 | 800,608 | (1,237,829) | (157,691) | 611,746 | | | 22,858 |

Part of the construction in progress are pledged by the Group as collaterals of the syndicated loan. Details of which are set out in Note 26.

## 16. INTANGIBLE ASSETS

| The Group | Land use rights *Rmb'000* | Acquired software *Rmb'000* | Industrial technology *Rmb'000* | Total *Rmb'000* |
|---|---|---|---|---|
| **Cost** | | | | |
| Balance at the beginning of the year | 354,200 | 11,131 | 12,819 | 378,150 |
| Additions | — | 5,366 | 15,411 | 20,777 |
| Deductions | — | — | — | — |
| Balance at the end of the year | 354,200 | 16,497 | 28,230 | 398,927 |
| **Less: Accumulated amortisation** | | | | |
| Balance at the beginning of the year | 42,926 | 229 | — | 43,155 |
| Additions | 7,107 | 2,062 | 1,531 | 10,700 |
| Deductions | — | — | — | — |
| Balance at the end of the year | 50,033 | 2,291 | 1,531 | 53,855 |
| **Less: Provision for impairment loss** | — | — | — | — |
| **Carrying value** | | | | |
| Balance at the end of the year | 304,167 | 14,206 | 26,699 | 345,072 |
| Balance at the beginning of the year | 311,274 | 10,902 | 12,819 | 334,995 |

## 16. INTANGIBLE ASSETS *(continued)*

| The Company | Land use rights *Rmb'000* | Acquired software *Rmb'000* | Total *Rmb'000* |
|---|---|---|---|
| **Cost** | | | |
| Balance at the beginning of the year | 354,200 | 2,601 | 356,801 |
| Additions | — | — | — |
| Deductions | — | — | — |
| Balance at the end of the year | 354,200 | 2,601 | 356,801 |
| **Less: Accumulated amortisation** | | | |
| Balance at the beginning of the year | 42,926 | 73 | 42,999 |
| Additions | 7,107 | 867 | 7,974 |
| Deductions | — | — | — |
| Balance at the end of the year | 50,033 | 940 | 50,973 |
| **Less: Provision for impairment loss** | — | — | — |
| **Carrying value** | | | |
| Balance at the end of the year | 304,167 | 1,661 | 305,828 |
| Balance at the beginning of the year | 311,274 | 2,528 | 313,802 |

Land use rights include contribution of Rmb226,800,000 made by Angang Holding and the amount of Rmb127,400,000 acquired by the Company. Land use rights are amortised over a remaining period of 43 years. Acquired software is amortised on a straight-line basis over an estimated useful life of 3 to 10 years. Industrial technology purchased by ANSC-TKS from Thyssen is amortised over its beneficial period of 12 years.

## 17. LONG-TERM DEFERRED EXPENSES

| | The Group *Rmb'000* | The Company *Rmb'000* |
|---|---|---|
| **Cost** | | |
| Balance at the beginning of the year | 26,310 | — |
| Additions | 2,126 | — |
| Deductions | 28,419 | — |
| Balance at the end of the year | 17 | — |
| **Net amount** | | |
| Balance at the end of the year | 17 | — |
| Balance at the beginning of the year | 26,310 | — |

Balance at the beginning of the year represents pre-operating expenses incurred by ANSC-TKS. ANSC-TKS commenced its operation in April 2004. The pre-operating expenses incurred by ANSC-TKS has been recognised in the income statement on a lump sum basis during the year. Balance at the end of the year represents pre-operating expenses incurred by ANSC-Xinchuan.

## 18. SHORT-TERM LOANS

| | **2004** | | | 2003 | | |
|---|---|---|---|---|---|---|
| **The Group** | **Principal** *Rmb'000* | **Interest rate p.a.** | **Credit/ secured/ guaranteed/ pledged** | Principal *Rmb'000* | Interest rate p.a. | Credit/ secured/ guaranteed/ pledged |
| Bank loans | **100,000** | **5.31%** | **Credit** | — | | |

Among the above balance, no balance is due to a shareholder who holds 5% or more of the Company's voting shares.

## 19. BILLS PAYABLE

The decrease in bills payable is due to the increase in cash purchases by the Group during the year. Bills payable of the Group primarily represent bank accepted bills for the purchases of raw materials and spare parts purchasing. The repayment terms are within six months.

The Group's / Company's five largest bills payable as at 31 December 2004 are as follows:

| **Name of the creditor** | **Particulars** | **Amount** *Rmb'000* | **Percentage of total bills payable** % |
|---|---|---|---|
| Anshan Hui Feng Grass-product Factory | Purchase of goods | 9,218 | 4 |
| Benxi Dier Yelianchang | Purchase of goods | 8,370 | 4 |
| Benxi Yelianchang | Purchase of goods | 7,748 | 4 |
| Baogang Changzhou Yejin Jixiechang | Purchase of goods | 6,439 | 3 |
| Angang Min Qi Cold Rolling Welfare Factory | Purchase of goods | 5,237 | 2 |
| | | 37,012 | 17 |

As at 31 December 2004 the total bills payable of the Group's/Company's five largest creditors are as follows:

| | **2004** | 2003 |
|---|---|---|
| Amount (Rmb'000) | **37,012** | 1,028,047 |
| Percentage of total bills payable | **17%** | 82% |

Among the balance of bills payable, no balance is due to a shareholder who holds 5% or more of the Company's voting shares.

## 20. TRADE PAYABLES

| | The Group | | The Company | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ***Rmb'000*** | *Rmb'000* | ***Rmb'000*** | *Rmb'000* |
| Third parties | **225,379** | 194,462 | **220,770** | 194,462 |
| Angang Holding | **317** | 755 | **317** | 755 |
| ANSI | **49,720** | 32,033 | **49,720** | 32,033 |
| Other subsidiaries of Angang Holding | **11,328** | 19,419 | **11,328** | 19,419 |
| | **286,744** | 246,669 | **282,135** | 246,669 |

None of the trade payables of the Group as at 31 December 2004 are aged over three years.

Angang Holding holds more than 5% of the Company's voting shares.

## 21. RECEIPTS IN ADVANCE

| | The Group | | The Company | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ***Rmb'000*** | *Rmb'000* | ***Rmb'000*** | *Rmb'000* |
| Third parties | **1,325,295** | 1,079,553 | **1,293,752** | 1,080,115 |
| Angang Holding | **31** | 94 | **31** | 94 |
| ANSI | **25,656** | 23,962 | **25,656** | 23,962 |
| Other subsidiaries of Angang Holding | **204,004** | 631,954 | **204,004** | 631,954 |
| | **1,554,986** | 1,735,563 | **1,523,443** | 1,736,125 |

None of the receipts in advance of the Group as at 31 December 2004 were aged over one year.

Angang Holding holds more than 5% of the Company's voting shares.

## 22. ACCRUED PAYROLL

The Group's accrued payroll is composed of basic salary and performance-linked salary. The accrued payroll balance at 31 December 2004 includes Rmb37,000,000 performance-linked salary (2003: Rmb48,940,000).

## 23. ACCRUED EXPENSES

Accrued expenses mainly represent interest expenses, property tax, repair and maintenance expenses, and freight charges.

## 24. OTHER PAYABLES

| | The Group | | The Company | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ***Rmb'000*** | *Rmb'000* | ***Rmb'000*** | *Rmb'000* |
| Construction costs | **276,043** | 368,143 | **156,149** | 242,792 |
| Freight charges | **11,964** | 10,937 | **11,964** | 10,937 |
| Deposit for steel shelves | **27,380** | 17,094 | **27,380** | 17,094 |
| Pension and unemployment insurance | **811** | 2,200 | **811** | 2,200 |
| Tax withheld | **854** | 1,687 | **854** | 1,687 |
| Staff education fund | **5,798** | 5,346 | **5,798** | 5,346 |
| Education surcharge and local education surcharge | **15,083** | 1,259 | **15,083** | 1,259 |
| Others | **6,161** | 10,920 | **6,163** | 9,927 |
| | **344,094** | 417,586 | **224,202** | 291,242 |

| | The Group | | The Company | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ***Rmb'000*** | *Rmb'000* | ***Rmb'000*** | *Rmb'000* |
| Third parties | **217,109** | 256,222 | **99,991** | 131,937 |
| Angang Holding | **115** | 32 | **115** | 32 |
| Subsidiaries of Angang Holding | **126,870** | 161,332 | **124,096** | 159,273 |
| | **344,094** | 417,586 | **224,202** | 291,242 |

Angang Holding holds more than 5% of the Company's voting shares.

None of the other payables of the Group as at 31 December 2004 are aged over three years.

## 25. CURRENT PORTION OF LONG-TERM LIABILITIES

| | The Group | | The Company | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ***Rmb'000*** | *Rmb'000* | ***Rmb'000*** | *Rmb'000* |
| Bank loans | **1,103,534** | 420,267 | **1,063,000** | 400,000 |
| Convertible debentures | **3,703** | — | **3,703** | — |
| | **1,107,237** | 420,267 | **1,066,703** | 400,000 |

## 26. LOANS

| | The Group | | The Company | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ***Rmb'000*** | *Rmb'000* | ***Rmb'000*** | *Rmb'000* |
| Current portion of long-term loans | **1,103,534** | 420,267 | **1,063,000** | 400,000 |
| Long-term loans | **1,244,548** | 1,892,733 | **900,000** | 1,663,000 |
| | **2,348,082** | 2,313,000 | **1,963,000** | 2,063,000 |

The interest rates and terms of repayment for current portion of long-term loans are as follows:

| Bank | Period | Interest rate p.a. *(Note)* | Secured / guaranteed | The Group 2004 *Rmb'000* | The Group 2003 *Rmb'000* | The Company 2004 *Rmb'000* | The Company 2003 *Rmb'000* |
|---|---|---|---|---|---|---|---|
| Industrial and Commercial Bank of China | Due in 2005 | 5.49% | Guaranteed | **63,000** | 300,000 | **63,000** | 300,000 |
| Bank of China | Due in 2005 | 5.49%-5.76% | Guaranteed | **1,000,000** | 100,000 | **1,000,000** | 100,000 |
| Bank of China | Due in 2005 | 5.76% | Secured | **40,534** | 20,267 | **—** | — |
| | | | | **1,103,534** | 420,267 | **1,063,000** | 400,000 |

## 26. LOANS *(continued)*

The interest rates and terms of repayment for long-term loans are as follows:

| Bank | Period | Interest rate p.a. *(Note)* | Secured / guaranteed | The Group 2004 Rmb'000 | The Group 2003 Rmb'000 | The Company 2004 Rmb'000 | The Company 2003 Rmb'000 |
|---|---|---|---|---|---|---|---|
| Industrial and Commercial Bank of China | Due in 2005 | 5.49% | Guaranteed | — | 63,000 | — | 63,000 |
| Bank of China | Due in 2005 | 5.49% | Guaranteed | — | 1,000,000 | — | 1,000,000 |
| Bank of China | Due in 2006 | 5.49% | Guaranteed | **600,000** | 600,000 | **600,000** | 600,000 |
| Bank of China | Due in 2007 | 5.49% | Guaranteed | **300,000** | — | **300,000** | — |
| Bank of China | Due in 2005 to 2014 | 5.76% | Secured | **344,548** | 229,733 | — | — |
| | | | | **1,244,548** | 1,892,733 | **900,000** | 1,663,000 |

The bank loans of the Company are mainly used for technology renovation and equipment upgrade and are guaranteed by Angang Holding.

In October 2002, ANSC-TKS entered into a loan agreement ("loan agreement") in respect of a syndicated loan totalling Rmb1.08 billion arranged by Bank of China which would be used for the construction of its production line. ANSC-TKS pledged its trade receivables, land use rights, construction in progress, buildings and plants, machinery and equipment with a carrying value of Rmb1,160,912,000 (2003: Rmb1,015,752,000) as at 31 December 2004 to Bank of China as collaterals of the loan.

The Company pledged to Bank of China its 50% equity interest in ANSC-TKS to secure the performance of the obligations of ANSC-TKS under the loan agreement.

As at 31 December 2004, ANSC-TKS has drawn down Rmb810,700,000 (2003: Rmb500,000,000) from the above syndicated loan facility.

Among the above balance, no balance is due to a shareholder who holds 5% or more of the Company's shares.

*(Note)* The interest rates of the loans are floating based on rates quoted by the People's Bank of China.

## 27. CONVERTIBLE DEBENTURES

On 15 March 2000, the Company issued convertible debentures (the "Debentures") amounting to Rmb1,500,000,000. The Debentures are listed on the Shenzhen Stock Exchange and are guaranteed by Angang Holding. Each debenture will, at the option of the holder, be convertible from 14 September 2000 to 13 March 2005 into A shares with a par value of Rmb1 each of the Company ("A shares") at a conversion rate of Rmb3.3 per share. The conversion rate was revised to Rmb 2.83 per share since 21 June 2004. Exercise in full of the conversion rights attaching to the Debentures would have resulted in the issue of 455,197,723 A shares.

The Debentures are interest bearing at a rate of 1.2% per annum payable in arrears on 14 March each year.

By 31 December 2004, 453,942,246 A shares were converted from the Debentures of the Company with a value of Rmb1,496,447,000 and accrued interest of Rmb10,251,000, which increased the capital surplus by Rmb1,052,733,000. Upon the completion of the conversion, cash payment should be made for the odd lot convertible debentures. Up to 31 December 2004, a cash payment of Rmb23,000 was made for the odd lot convertible debentures.

## 28. SHARE CAPITAL

| | The Company | |
|---|---|---|
| **Issued and paid up capital:** | **2004** | 2003 |
| | ***Rmb'000*** | *Rmb'000* |
| **Unlisted shares:** | | |
| 1,319,000,000 State-owned legal person shares of Rmb1 each | **1,319,000** | 1,319,000 |
| **Listed shares:** | | |
| 753,308,652 (2003: 751,873,679) Renminbi ordinary shares ("A shares") of Rmb1 each issued at the beginning of the year | **753,309** | 751,874 |
| Additional 633,594 (2003: 1,434,973) A shares issued upon the conversion of convertible debentures | **633** | 1,435 |
| 753,942,246 (2003: 753,308,652) A shares of Rmb1 each issued at the end of the year | **753,942** | 753,309 |
| 890,000,000 (2003: 890,000,000) overseas-listed foreign invested shares of Rmb1 each ("H share") | **890,000** | 890,000 |
| | **1,643,942** | 1,643,309 |
| | **2,962,942** | 2,962,309 |

All the State-owned legal person shares, A and H shares rank pari passu in all material respects.

## 29. CAPITAL RESERVE

| | The Group/Company | | |
|---|---|---|---|
| | **At 1 January 2004** | **Increase** | **At 31 December 2004** |
| | ***Rmb'000*** | ***Rmb'000*** | ***Rmb'000*** |
| Net asset conversion | 709,817 | — | 709,817 |
| Write-off of water and electricity use rights | (122,733) | — | (122,733) |
| Proceeds from the issuance of H shares, net of expenses | 594,722 | — | 594,722 |
| Proceeds from the issuance of A shares, net of expenses | 848,222 | — | 848,222 |
| Conversion of A share convertible debentures | 1,051,466 | 1,267 | 1,052,733 |
| Write-off of trade payables | 2,078 | — | 2,078 |
| Receipt of fixed assets donation | 76 | — | 76 |
| | 3,083,648 | 1,267 | 3,084,915 |

## 30. SURPLUS RESERVES

| | The Group/Company | | |
|---|---|---|---|
| | **At 1 January 2004** | **Profits distribution** | **At 31 December 2004** |
| | ***Rmb'000*** | ***Rmb'000*** | ***Rmb'000*** |
| Statutory surplus reserve | 385,297 | 177,633 | 562,930 |
| Statutory public welfare fund | 385,297 | 177,633 | 562,930 |
| | 770,594 | 355,266 | 1,125,860 |

On 16 March 2005, the board of director of the Company approves the allocation of 10% of the net profit after taxation of the Company to the statutory surplus reserve. In addition, 10% of the net profit after taxation is allocated to the statutory public welfare fund.

## 31. UNDISTRIBUTED PROFITS

### (a) Transfer to surplus reserves

Pursuant to a resolution passed at the Directors'meeting on 16 March 2005, the Directors proposed the allocation of 10% of the Company's net profit after taxation to each of the statutory surplus reserve and the statutory public welfare fund.

### (b) Dividends

(i) Dividends approved and paid during the year

Pursuant to the shareholder's approval at the Annual General Meeting on 15 June 2004, the Company was authorised to declare cash dividend of Rmb0.2 per share (2003: Rmb0.1 per share) totalling Rmb592,563,000 (2003: Rmb296,149,000) to ordinary share shareholders.

(ii) Dividend proposed after the balance sheet date

Pursuant to a resolution passed at the Directors' meeting on 16 March 2005, the Directors proposed a cash dividend of Rmb888,883,000 (2003: Rmb592,462,000) to ordinary share shareholders. The proposed dividend has not yet been recognised as a liability on the balance sheet date.

## 32. INCOME FROM PRINCIPAL OPERATIONS

| | The Group | | The Company | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ***Rmb'000*** | *Rmb'000* | ***Rmb'000*** | *Rmb'000* |
| Wire rods | **2,778,123** | 1,727,071 | **2,778,123** | 1,727,071 |
| Thick plates | **4,798,125** | 2,768,789 | **4,798,125** | 2,768,789 |
| Cold rolled sheets | **11,020,640** | 6,233,339 | **10,941,440** | 6,233,339 |
| Large section products | **3,889,653** | 2,976,174 | **3,889,653** | 2,976,174 |
| Steel billets | **741,076** | 815,363 | **741,076** | 815,363 |
| | **23,227,617** | 14,520,736 | **23,148,417** | 14,520,736 |

Total sales to the five largest customers were Rmb6,112,662,000 (2003: Rmb4,221,237,000) which accounted for 26% (2003: 29%) of the total sales income of the Group for the year ended 31 December 2004.

There is an increase in the sales income of the Group in 2004 as compared with the previous year. It is mainly due to the increase in sales volume, the improvement in sales mix and the increase in product price of the Company.

Included in the Group's sales of cold rolled sheets in 2004 were sales of galvanised steel sheets and colour coating plates amounted to Rmb2,897,572,000 (2003: Nil).

Included in the Company's sales of cold rolled sheets in 2004 were sales of galvanised steel sheets and colour coating plates amounted to Rmb2,464,931,000 (2003: Nil).

## 33. COST OF SALES

| | The Group | | The Company | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ***Rmb'000*** | *Rmb'000* | ***Rmb'000*** | *Rmb'000* |
| Wire rods | **2,198,968** | 1,476,719 | **2,198,968** | 1,476,719 |
| Thick plates | **3,269,425** | 1,964,154 | **3,269,425** | 1,964,154 |
| Cold rolled sheets | **10,188,147** | 5,515,117 | **10,114,629** | 5,515,117 |
| Large section products | **3,447,718** | 2,483,080 | **3,447,718** | 2,483,080 |
| Steel billets | **710,117** | 744,026 | **710,117** | 744,026 |
| | **19,814,375** | 12,183,096 | **19,740,857** | 12,183,096 |

## 34. BUSINESS TAX AND SURCHARGES

| | | The Group | | The Company | |
|---|---|---|---|---|---|
| | | **2004** | 2003 | **2004** | 2003 |
| | **Tax rate and basis** | ***Rmb'000*** | *Rmb'000* | ***Rmb'000*** | *Rmb'000* |
| City construction and maintenance taxes | 7% of VAT payable | **31,641** | 24,556 | **31,641** | 24,556 |
| Education surcharge and local education surcharge | 3% and 1% of VAT payable | **18,113** | 14,032 | **18,113** | 14,032 |
| | | **49,754** | 38,588 | **49,754** | 38,588 |

## 35. OTHER OPERATING PROFIT

| | The Group | | The Company | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ***Rmb'000*** | *Rmb'000* | ***Rmb'000*** | *Rmb'000* |
| Profit from sales of packaging materials | **2,026** | 4,857 | **2,026** | 4,857 |
| Profit from sales of scrap materials | **93,439** | 30,628 | **88,510** | 30,628 |
| Others | **969** | 1,206 | **569** | 1,206 |
| | **96,434** | 36,691 | **91,105** | 36,691 |

## 36. OPERATING EXPENSES

| | The Group | | The Company | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ***Rmb'000*** | *Rmb'000* | ***Rmb'000*** | *Rmb'000* |
| Transportation | **40,948** | 17,526 | **37,432** | 17,526 |
| Packaging expenses | **231,547** | 159,496 | **231,547** | 159,496 |
| Export-related expenses | **126,186** | 28,936 | **126,186** | 28,936 |
| Advertising expenses | **1,692** | 2,696 | **1,311** | 2,696 |
| Sales department expenses | **13,001** | 9,258 | **12,356** | 9,258 |
| Others | **9,818** | 13,122 | **8,989** | 13,122 |
| | **423,192** | 231,034 | **417,821** | 231,034 |

There is an increase in the operating expenses of the Group in 2004 as compared with the previous year. It is mainly due to the increase in sales volume, which led to an increase in packaging expenses and export related expenses.

## 37. FINANCIAL EXPENSES

| | The Group | | The Company | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ***Rmb'000*** | *Rmb'000* | ***Rmb'000*** | *Rmb'000* |
| Interest and bills discount expenses | **136,903** | 117,414 | **115,362** | 107,551 |
| Less: Amount capitalised as construction in progress | **(22,858)** | (87,048) | **(18,888)** | (78,135) |
| Amount capitalised as pre-operating expenses | **—** | (950) | **—** | — |
| Net interest expenses | **114,045** | 29,416 | **96,474** | 29,416 |
| Net exchange difference | **30,553** | 705 | **24,495** | (1,690) |
| Less: Amount capitalised as construction in progress | **643** | 1,033 | **643** | 1,033 |
| Amount capitalised as pre-operating expenses | **—** | (2,395) | **—** | — |
| Net exchange loss / (gain) | **31,196** | (657) | **25,138** | (657) |
| Interest income | **(24,952)** | (20,947) | **(24,723)** | (20,947) |
| Bank charges | **551** | 1,686 | **498** | 1,686 |
| | **120,840** | 9,498 | **97,387** | 9,498 |

The increase in interest income is due to increase in average bank balances and term deposits.

## 38. INVESTMENT (LOSS)/INCOME

| | The Group | | The Company | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ***Rmb'000*** | *Rmb'000* | ***Rmb'000*** | *Rmb'000* |
| Loss from long-term equity investment in joint ventures | | | | |
| – Accounted under equity method | **—** | — | **(68,999)** | — |
| Income from long-term equity investment in associates | | | | |
| – Accounted under equity method | **233** | 6 | **233** | 6 |
| | **233** | 6 | **(68,766)** | 6 |

There is no severe restrictions in the transfer of investment income to the Group.

## 39. NON-OPERATING EXPENSES

| | The Group | | The Company | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ***Rmb'000*** | *Rmb'000* | ***Rmb'000*** | *Rmb'000* |
| Loss on disposal of fixed assets | **1,470** | 63,219 | **1,470** | 63,219 |
| Penalties | **173** | 42 | **173** | 42 |
| Donation | **—** | 1,143 | **—** | 1,143 |
| Others | **59** | — | **59** | — |
| | **1,702** | 64,404 | **1,702** | 64,404 |

## 40. RELATED PARTIES AND RELATED PARTY TRANSACTIONS

### (a) Related party with controlling interest:

| Name of enterprise | Registered address | Principal activities | Relationship with the Company | Economic nature | Legal representative |
|---|---|---|---|---|---|
| Angang Holding | Tie Xi District Anshan Liaoning Province | Production and sale of steel and metal products, steel filament tubes, and metal structures | Holding company | State-owned | Liu Jie |

The registered capital of Angang Holding as at 31 December 2004 was Rmb10,794,160,000. It held 44.52% of the total share capital of the Company. There was no change in the registered capital of Angang Holding during the year. The changes in percentage of shares held by Angang Holding are detailed in Note 28 "Share Capital".

### (b) Related parties without controlling interest:

| Name of enterprise | Relation with the Company |
|---|---|
| ANSI | Fellow subsidiary |
| AITC | Fellow subsidiary |
| ANSC-TKS | Joint venture |
| Angang Shenyang | Associate and fellow subsidiary |
| Other subsidiaries of Angang Holding | Follow subsidiaries |

## 40. RELATED PARTIES AND RELATED PARTY TRANSACTIONS *(continued)*

### (c) Details of related party transactions with Angang Holding and its subsidiaries and ANSI:

| | Note | **2004** **Rmb'000** | 2003 Rmb'000 |
|---|---|---|---|
| Sales (excluding business tax and surcharges) | (i) | **2,297,793** | 1,837,745 |
| Sales of scrap materials (excluding business tax and surcharges) | (i) | **496,630** | 253,966 |
| Purchases | | | |
| – Raw materials | (ii) | **16,530,004** | 9,856,095 |
| – Ancillary materials and spare parts | (iii) | **192,064** | 91,407 |
| Supply of fuel and power | (iv) | **340,327** | 306,557 |
| Staff welfare and other services | (v) | **260,140** | 289,184 |
| Interest income | (vi) | **5,863** | — |
| Material processing fee | (vii) | **84,201** | — |

(i) Sales

The Company sold steel products and scrap materials to ANSI, Angang Shenyang and various subsidiaries of Angang Holding at selling prices not lower than the average prices charged to independent customers for the preceding month. Included in the above are sales of pipe billets totalling Rmb1,093,320,000 (2003: Rmb833,364,000).

(ii) Purchase of raw materials

The Company purchased its principal raw materials from ANSI, at prices no higher than the lowest sales prices of the preceding month charged by ANSI to independent customers and the average sales prices quoted to the Company by five independent suppliers for large quantities.

(iii) Purchase of ancillary materials and spare parts

The Company purchased ancillary materials and spare parts from ANSI, the prices of which were based on the average prices of such materials charged by ANSI to independent customers.

*(Expressed in Thousand Renminbi)*

## 40. RELATED PARTIES AND RELATED PARTY TRANSACTIONS *(continued)*

### (c) Details of related party transactions with Angang Holding and its subsidiaries and ANSI: *(continued)*

(iv) Supply of fuel and power

The Company purchased fuel and power such as industrial water, recycled water, soft water, mixed gas, oxygen, nitrogen, hydrogen, argon, compressed air and steam from ANSI at cost, limited to a maximum increment of 5% from the relevant cost charged in the previous year.

(v) Staff welfare and other services

The subsidiaries of Angang Holding provide staff welfare and other services to the Company, which include: railway and road transportation services; agency services for the purchase of fuel oil and liquefied petroleum gas, import of spare parts and export of products; equipment repair and general maintenance and overhaul services; design and engineering services, product quality testing and analysis; heating supply for employees' accommodation; newspaper, telephone, fax and other media communication services and staff training. These services are charged either at the applicable State prices, market prices or at cost by the subsidiaries of Angang Holding.

(vi) Interest income

Angang Group provided financial services, including settlement and deposit taking services to the Company. Angang Holding will not charge any fee for the deposit taking services. The maximum amount of deposits will be Rmb1,000,000,000 and interest will be based on the rate offered by the People's Bank of China. As at 31 December 2004, the deposit placed at Angang Group amounted to Rmb990,178,000 (2003: Nil).

(vii) Material processing fee

The Company provided material processing services to Angang Group based on average prices charged to independent customers for similar services.

(viii) Guarantee of debentures

The issuance of Debentures amounting to Rmb1,500,000,000 on 15 March 2000 was guaranteed by Angang Holding.

(ix) Guarantee of loans

As at 31 December 2004, total amount of loans obtained by the Company from The Industrial and Commercial Bank of China and The Bank of China amounted to Rmb1,963,000,000 (2003: Rmb2,063,000,000). These bank loans were guaranteed by Angang Holding, details of which are set out in Note 26.

(Expressed in Thousand Renminbi)

## 40. RELATED PARTIES AND RELATED PARTY TRANSACTIONS *(continued)*

### (c) Details of related party transactions with Angang Holding and its subsidiaries and ANSI: *(continued)*

(x) Acquisition of land use rights, plant and buildings

Pursuant to an agreement dated 23 March 2004, the Company acquired certain land use rights, plant and buildings from Angang Holding at a consideration of Rmb62,206,000.

(xi) Acquisition of ANSI and the Supply of Materials and Services Agreement

On 29 December 2004, the Company agreed to acquire the entire equity interest of the reorganised ANSI from Angang Holding. The Company entered into the Supply of Materials and Services Agreement with Angang Holding on 29 December 2004, which will be effective upon the completion of the acquisition.

### (d) Details of related party transactions of ANSC-TKS:

(i) Equity investment of the Company in ANSC-TKS

The Company pledged its 50% equity interest in ANSC-TKS to Bank of China to secure the performance of the obligations of ANSC-TKS under the loan agreement.

Pursuant to the funding supporting agreement entered into with Bank of China Liaoning Branch on 22 October 2002, the Company committed to finance ANSC-TKS if it does not have sufficient funds to complete the construction projects, repay the syndicated loan or finance the operations after completion of the construction projects. The commitment is limited to US$8,000,000 and will be reduced to US$4,000,000 after the tenth repayment date.

(ii) Sales of products from the Company to ANSC-TKS

The Company sold products to ANSC-TKS totalling Rmb946,827,000 in 2004 (2003: Rmb25,193,000).

(iii) Provision of construction services by Angang Holding and its subsidiaries to ANSC-TKS

Subsidiaries of Angang Holding constructed the production line for ANSC-TKS under similar terms and pricing policies for independent parties. The cost for related construction service provided in 2004 amounted to Rmb7,525,000 (2003: Rmb20,928,000) in which Rmb3,763,000 (2003: Rmb10,464,000) had been included in the consolidated financial statements of the Group.

*(Expressed in Thousand Renminbi)*

## 40. RELATED PARTIES AND RELATED PARTY TRANSACTIONS *(continued)*

### (d) Details of related party transactions of ANSC-TKS: *(continued)*

(iv) Provision of agency services for sale of products by the subsidiaries of Angang Holding to ANSC-TKS

During 2004, the subsidiaries of Angang Holding charged ANSC-TKS agency fees for sales of products amounted to Rmb17,219,000 (2003: Nil) under similar terms and pricing policies for independent parties. Rmb8,610,000 (2003: Nil) has been taken up in the consolidated financial statements of the Group.

(v) Sale of finished products and purchase of raw materials to/from Thyssen

ANSC-TKS sold finished products to and purchased raw materials from Thyssen, under similar terms and pricing policies for independent parties. The sales and purchases during the year amounted to Rmb105,235,000 (2003: Nil) and Rmb16,475,000 (2003: Nil) respectively. Sales amounted to Rmb52,618,000 and purchases amounted to Rmb8,237,000 have been included in the sales and cost of sales of the Group's consolidated financial statements respectively.

(vi) Know-how transfer and service fees to Thyssen

ANSC-TKS paid Thyssen know-how transfer and service fees totalling Rmb55,538,000 (2003: Rmb66,695,000) of which Rmb27,769,000 (2003: Rmb33,348,000) has been included in the Group's consolidated financial statements.

### (e) Details of related party transactions with Angang Shenyang

(i) Sale of products by the Company to Angang Shenyang

The Company sold products to Angang Shenyang totalling Rmb3,341,000 (2003: Rmb22,193,000).

## 40. RELATED PARTIES AND RELATED PARTY TRANSACTIONS *(continued)*

### (f) Amounts due from/to Angang Holding, its subsidiaries and ANSI

The amounts of related party balances of the Group/Company are summarised as follows:

| | The Group | | The Company | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ***Rmb'000*** | *Rmb'000* | ***Rmb'000*** | *Rmb'000* |
| Trade receivables | **512,366** | — | **512,366** | — |
| Other receivables | **719** | 200 | **719** | 200 |
| Prepayments | **135,251** | 543,545 | **135,251** | 543,545 |
| Trade payables | **(61,365)** | (52,207) | **(61,365)** | (52,207) |
| Receipts in advance | **(229,691)** | (656,010) | **(229,691)** | (656,010) |
| Other payables | **(126,985)** | (161,364) | **(124,211)** | (159,305) |

## 41 RETIREMENT BENEFITS AND OTHER STAFF BENEFITS

According to the document Anzhenfa [1998] No.28 issued by Anshan City Government, the required contribution rate from the Company to the retirement benefits scheme is 25.5%.

Pursuant to regulations issued by local labour bureau, ANSC-TKS and ANSC-Xinchuan are required to contribute 19% of total salary to retirement benefit schemes.

## 42. COMMITMENTS

### (a) Capital commitments

At 31 December, the Group/Company had the following capital commitments:

| | The Group | | The Company | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ***Rmb'000*** | *Rmb'000* | ***Rmb'000*** | *Rmb'000* |
| Contracted for | | | | |
| – Construction and upgrade of production lines | **458,774** | 263,112 | **458,774** | 112,943 |
| – Technology transfer fee | **—** | 15,845 | **—** | — |
| – Investment in joint venture | **170,000** | — | **170,000** | — |
| Authorised but not contracted for | | | | |
| – Construction and upgrade of production lines | **3,363,421** | 1,370,185 | **3,013,971** | 1,338,526 |
| | **3,992,195** | 1,649,142 | **3,642,745** | 1,451,469 |

## 42. COMMITMENTS *(continued)*

### (b) Other commitments

Pursuant to the funding supporting agreement with Bank of China Liaoning Branch dated 22 October 2002, the Company committed to finance ANSC-TKS if it does not have sufficient funds to complete the construction projects, repay the syndicated loan or finance the operations after the completion of the construction projects.

## 43. NON-OPERATING ITEMS

According to "Questions and answers on the preparation of information disclosures of companies issuing public shares No. 1 – Extraordinary gain and loss (2004 amended)", non-operating items for the Group and the Company are disclosed as follows:

| | The Group | | The Company | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ***Rmb'000*** | *Rmb'000* | ***Rmb'000*** | *Rmb'000* |
| Loss on disposal of assets | **(1,269)** | (61,626) | **(1,269)** | (61,626) |
| Penalty charges | **(173)** | (42) | **(173)** | (42) |
| Donations | **—** | (1,143) | **—** | (1,143) |
| Penalty income | **21** | — | **21** | — |
| Others | **(59)** | — | **(59)** | — |
| Total non-operating items | **(1,480)** | (62,811) | **(1,480)** | (62,811) |
| Less: tax effect of the above items | **488** | 20,728 | **488** | 20,728 |
| Net non-operating items | **(992)** | (42,083) | **(992)** | (42,083) |

## 44. POST BALANCE SHEET EVENTS

### (a) Very substantial acquisition

Pursuant to an acquisition agreement dated 29 December 2004 entered into between the Company and Angang Holding, the Company conditionally agreed to acquire from Angang Holding the entire equity interests of reorganised ANSI. ANSI is principally engaged in the production and sales of metal smelting, metal materials, iron and other steel products.

## 44. POST BALANCE SHEET EVENTS *(continued)*

### (a) Very substantial acquisition *(continued)*

The consideration of the acquisition is based on the net asset value of ANSI as at 31 August 2004 as assessed by a valuer. Pursuant to the valuation report of China Assets Appraisal Company Limited, an independent valuer in the PRC, the net asset value of ANSI as at 31 August 2004 amounted to approximately Rmb18,020,000,000. Pursuant to the acquisition agreement, the consideration of the acquisition is based on the net asset value of ANSI as at 31 August 2004 as assessed by the valuer, as adjusted by the net profit of ANSI between 1 September 2004 and the completion date of the acquisition and other terms as set out in the agreement.

The acquisition was approved by independent shareholders at the first extraordinary general meeting of 2005 held on 28 February 2005.

### (b) Rights issue and placing of the Company's shares

The acquisition of ANSI will be financed by ways of placing and rights issue of the Company's shares. Subject to the fulfilment of the conditions as set out in the circular dated 15 January 2005, the issue by way of rights of the Company's shares and issue by way of placing of the state-owned legal person shares were approved by the independent shareholders at an extraordinary general meeting held on 28 February 2005.

## 45. SEGMENT REPORTING (BY LOCATION)

**The Group**

| | PRC | | Other countries | | Total | |
|---|---|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 |
| **Category** | ***Rmb'000*** | *Rmb'000* | ***Rmb'000*** | *Rmb'000* | ***Rmb'000*** | *Rmb'000* |
| Income from principal operations | **18,623,452** | 13,873,186 | **4,604,165** | 647,550 | **23,227,617** | 14,520,736 |
| Profit from principal operations | **2,389,334** | 2,247,606 | **974,154** | 51,446 | **3,363,488** | 2,299,052 |

**The Company**

| | PRC | | Other countries | | Total | |
|---|---|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 |
| **Category** | ***Rmb'000*** | *Rmb'000* | ***Rmb'000*** | *Rmb'000* | ***Rmb'000*** | *Rmb'000* |
| Income from principal operations | **18,700,093** | 13,873,186 | **4,448,324** | 647,550 | **23,148,417** | 14,520,736 |
| Profit from principal operations | **2,378,744** | 2,247,606 | **979,062** | 51,446 | **3,357,806** | 2,299,052 |

# Details of the Provision for Impairment Losses of Assets

*(Prepared under PRC Accounting Rules and Regulations)*
*For the year ended 31 December 2004*
*(Expressed in Thousand Renminbi)*

| | The Group | | | |
|---|---|---|---|---|
| | **Balance at the beginning of the year** *Rmb'000* | **Additions** *Rmb'000* | **Written back for the year** *Rmb'000* | **Balance at the end of the year** *Rmb'000* |
| 1. Bad debt provision | 3 | 212 | (212) | 3 |
| Including: Other receivables | 3 | 212 | (212) | 3 |
| 2. Provision for diminution in value of inventories | 63,596 | 1,996 | (15,130) | 50,462 |
| Including: Spare parts | 48,466 | — | — | 48,466 |
| Finished goods | 15,130 | 1,996 | (15,130) | 1,996 |

| | The Company | | | |
|---|---|---|---|---|
| | **Balance at the beginning of the year** *Rmb'000* | **Additions** *Rmb'000* | **Written back for the year** *Rmb'000* | **Balance at the end of the year** *Rmb'000* |
| 1. Bad debt provision | 3 | 212 | (212) | 3 |
| Including: Other receivables | 3 | 212 | (212) | 3 |
| 2. Provision for diminution in value of inventories | 63,596 | — | (15,130) | 48,466 |
| Including: Spare parts | 48,466 | — | — | 48,466 |
| Finished goods | 15,130 | — | (15,130) | — |



**Report of the International Auditors to the Shareholders of Angang New Steel Company Limited**
*(Established in the People's Republic of China with limited liability)*

We have audited the financial statements on pages 128 to 171 which have been prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

## RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgments and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

## BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
Hong Kong, 16 March 2005

# Consolidated Income Statement

*For the year ended 31 December 2004*
*(Prepared in accordance with International Financial Reporting Standards)*
*(Expressed in Renminbi)*

| | Note | **2004** | 2003 |
|---|---|---|---|
| | | ***Rmb'000*** | *Rmb'000* |
| **Turnover** | 4 | **23,177,863** | 14,482,148 |
| **Cost of sales** | | **(19,805,512)** | (12,205,920) |
| **Gross profit** | | **3,372,351** | 2,276,228 |
| **Other operating income** | 5 | **106,032** | 37,495 |
| **Distribution and other operating expenses** | | **(423,192)** | (232,596) |
| **Administrative expenses** | | **(271,121)** | (328,991) |
| **Profit from operations** | | **2,784,070** | 1,752,136 |
| **Net financing (costs)/income** | 6(a) | **(119,843)** | 293 |
| **Income from associate** | | **233** | 6 |
| **Profit from ordinary activities before taxation** | 6 | **2,664,460** | 1,752,435 |
| **Income tax expense** | 7(a) | **(866,873)** | (319,433) |
| **Profit attributable to shareholders** | 10 | **1,797,587** | 1,433,002 |
| **Dividends attributable to the year:** | | | |
| Final dividend proposed after the balance sheet date | 9 | **888,883** | 592,462 |
| **Earnings per share** | 11 | | |
| — Basic | | **Rmb 0.607** | Rmb 0.484 |
| — Diluted | | **Rmb 0.606** | Rmb 0.484 |

The notes on pages 135 to 171 form part of these financial statements.

# Consolidated Balance Sheet

*At 31 December 2004*

*(Prepared in accordance with International Financial Reporting Standards)*

*(Expressed in Renminbi)*

| | Note | **2004** | 2003 |
|---|---|---|---|
| | | ***Rmb'000*** | *Rmb'000* |
| **Non-current assets** | | | |
| Property, plant and equipment | 12 | **6,908,076** | 6,456,682 |
| Intangible assets | 13 | **26,699** | 12,819 |
| Construction in progress | 14 | **611,498** | 1,122,923 |
| Lease prepayments | 15 | **323,234** | 298,176 |
| Investment in associates | 17 | **30,803** | 14,406 |
| Other investment | 18 | **10,500** | — |
| Deferred tax assets | 7(b) | **54,999** | 65,450 |
| | | **7,965,809** | 7,970,456 |
| **Current assets** | | | |
| Inventories | 19 | **2,221,412** | 1,440,283 |
| Amounts due from fellow subsidiaries | 31(c) | **304,561** | 487,550 |
| Trade receivables | 20 | **1,554,515** | 2,182,561 |
| Prepayments, deposits and other receivables | | **105,504** | 134,781 |
| Income tax recoverable | | **—** | 23,067 |
| Deposits with banks | 21 | **934,450** | 290,000 |
| Cash and cash equivalents | 22 | **1,813,683** | 2,316,976 |
| | | **6,934,125** | 6,875,218 |
| **Current liabilities** | | | |
| Trade payables | 23 | **446,278** | 1,454,056 |
| Income tax payable | | **244,082** | — |
| Amount due to ultimate holding company | 31(b) | **463** | 881 |
| Amounts due to fellow subsidiaries | 31(c) | **73,803** | 812,505 |
| Other payables | | **1,661,440** | 1,444,578 |
| Convertible debentures | 24 | **3,510** | — |
| Short term bank loans | 25 | **1,203,534** | 420,267 |
| | | **3,633,110** | 4,132,287 |
| **Net current assets** | | **3,301,015** | 2,742,931 |
| **Total assets less current liabilities carried forward** | | **11,266,824** | 10,713,387 |

*At 31 December 2004*

*(Prepared in accordance with International Financial Reporting Standards)*

*(Expressed in Renminbi)*

| | Note | **2004** | 2003 |
|---|---|---|---|
| | | ***Rmb'000*** | *Rmb'000* |
| **Total assets less current liabilities brought forward** | | **11,266,824** | 10,713,387 |
| **Non-current liabilities** | | | |
| Convertible debentures | 24 | — | 5,269 |
| Bank loans | 25 | **1,244,548** | 1,892,733 |
| | | **1,244,548** | 1,898,002 |
| **NET ASSETS** | | **10,022,276** | 8,815,385 |
| **SHAREHOLDERS' FUNDS** | | | |
| Share capital | 26 | **2,962,942** | 2,962,309 |
| Share premium | | **3,057,296** | 3,055,920 |
| Reserves | 27 | **974,167** | 619,043 |
| Retained profits | | **3,027,871** | 2,178,113 |
| | | **10,022,276** | 8,815,385 |

Approved and authorised for issue by the board of directors on 16 March 2005.

| **Liu Jie** | **Fu Jihui** |
|---|---|
| *Chairman* | *Director* |

The notes on pages 135 to 171 form part of these financial statements.

*At 31 December 2004*

*(Prepared in accordance with International Financial Reporting Standards)*

*(Expressed in Renminbi)*

| | *Note* | **2004 *Rmb'000*** | 2003 *Rmb'000* |
|---|---|---|---|
| **Non-current assets** | | | |
| Property, plant and equipment | 12 | **6,406,442** | 6,439,245 |
| Construction in progress | 14 | **611,470** | 670,914 |
| Lease prepayments | 15 | **301,977** | 276,467 |
| Interests in joint ventures | 16 | **195,383** | 234,256 |
| Investment in associates | 17 | **30,803** | 14,406 |
| Other investment | 18 | **10,500** | — |
| Deferred tax assets | 7(b) | **54,747** | 56,557 |
| | | **7,611,322** | 7,691,845 |
| **Current assets** | | | |
| Inventories | 19 | **2,068,827** | 1,406,410 |
| Amounts due from fellow subsidiaries | 31(c) | **304,561** | 487,550 |
| Trade receivables | 20 | **1,482,584** | 2,182,561 |
| Prepayments, deposits and other receivables | | **79,352** | 100,299 |
| Income tax recoverable | | — | 23,067 |
| Deposits with banks | 21 | **934,450** | 290,000 |
| Cash and cash equivalents | 22 | **1,770,609** | 2,290,613 |
| | | **6,640,383** | 6,780,500 |
| **Current liabilities** | | | |
| Trade payables | 23 | **441,669** | 1,454,056 |
| Income tax payable | | **244,082** | — |
| Amount due to ultimate holding company | 31(b) | **463** | 881 |
| Amounts due to fellow subsidiaries | 31(c) | **71,029** | 810,446 |
| Other payables | | **1,505,676** | 1,323,308 |
| Convertible debentures | 24 | **3,510** | — |
| Short term bank loan | 25 | **1,063,000** | 400,000 |
| | | **3,329,429** | 3,988,691 |
| **Net current assets** | | **3,310,954** | 2,791,809 |
| **Total assets less current liabilities carried forward** | | **10,922,276** | 10,483,654 |

*At 31 December 2004*

*(Prepared in accordance with International Financial Reporting Standards)*

*(Expressed in Renminbi)*

| | Note | **2004** **Rmb'000** | 2003 Rmb'000 |
|---|---|---|---|
| **Total assets less current liabilities brought forward** | | **10,922,276** | 10,483,654 |
| **Non-current liabilities** | | | |
| Convertible debentures | 24 | — | 5,269 |
| Bank loans | 25 | **900,000** | 1,663,000 |
| | | **900,000** | 1,668,269 |
| **NET ASSETS** | | **10,022,276** | 8,815,385 |
| **SHAREHOLDERS' FUNDS** | | | |
| Share capital | 26 | **2,962,942** | 2,962,309 |
| Share premium | | **3,057,296** | 3,055,920 |
| Reserves | 27 | **974,167** | 619,043 |
| Retained profits | | **3,027,871** | 2,178,113 |
| | | **10,022,276** | 8,815,385 |

Approved and authorised for issue by the board of directors on 16 March 2005.

| **Liu Jie** | **Fu Jihui** |
|---|---|
| *Chairman* | *Director* |

The notes on pages 135 to 171 form part of these financial statements.

# Consolidated Statement of Changes in Equity

*For the year ended 31 December 2004*

*(Prepared in accordance with International Financial Reporting Standards)*

*(Expressed in Renminbi)*

| | Note | Share capital Rmb'000 | Share premium Rmb'000 | Reserves Rmb'000 | Retained profits Rmb'000 | Total Rmb'000 |
|---|---|---|---|---|---|---|
| **2003** | | | | | | |
| At 1 January 2003 | | 2,960,874 | 3,052,752 | 332,853 | 1,327,776 | 7,674,255 |
| Net profit for the year | | — | — | — | 1,433,002 | 1,433,002 |
| Transfer for the year | | — | — | 286,516 | (286,516) | — |
| Shares issued upon conversion of convertible debentures | 26 | 1,435 | 3,168 | (387) | — | 4,216 |
| Final dividend — 2002 | 9(b) | — | — | — | (296,149) | (296,149) |
| Deferred tax released upon the conversion of convertible debentures | | — | — | 61 | — | 61 |
| At 31 December 2003 | | 2,962,309 | 3,055,920 | 619,043 | 2,178,113 | 8,815,385 |
| **2004** | | | | | | |
| At 1 January 2004 | | 2,962,309 | 3,055,920 | 619,043 | 2,178,113 | 8,815,385 |
| Net profit for the year | | — | — | — | 1,797,587 | 1,797,587 |
| Proposed transfer for the year | | — | — | 355,266 | (355,266) | — |
| Shares issued upon conversion of convertible debentures | 26 | 633 | 1,376 | (158) | — | 1,851 |
| Final dividend — 2003 | 9(b) | — | — | — | (592,563) | (592,563) |
| Deferred tax released upon the conversion of convertible debentures | 7(b) | — | — | 16 | — | 16 |
| At 31 December 2004 | | 2,962,942 | 3,057,296 | 974,167 | 3,027,871 | 10,022,276 |

The notes on pages 135 to 171 form part of these financial statements.

# Consolidated Cash Flow Statement

*For the year ended 31 December 2004*
*(Prepared in accordance with International Financial Reporting Standards)*
*(Expressed in Renminbi)*

| | Note | **2004** **Rmb'000** | 2003 Rmb'000 |
|---|---|---|---|
| **Operating activities** | | | |
| Cash flows from operations | 29 | **2,094,497** | 2,172,745 |
| Interest received | | **25,613** | 21,014 |
| Interest paid | | **(135,647)** | (117,920) |
| Income tax paid | | **(589,257)** | (392,019) |
| **Cash flows from operating activities** | | **1,395,206** | 1,683,820 |
| **Investing activities** | | | |
| Capital expenditure | | **(746,414)** | (1,256,876) |
| Proceeds from disposal of property, plant and equipment | | **670** | 1,593 |
| Investment in associate | | **(16,164)** | (14,400) |
| Investment in other investment | | **(10,500)** | — |
| Increase in fixed deposits maturing over 3 months | | **(644,450)** | (290,000) |
| **Cash flows from investing activities** | | **(1,416,858)** | (1,559,683) |
| **Financing activities** | | | |
| Dividends paid | | **(592,563)** | (296,149) |
| Proceeds of bank loans | | **555,349** | 975,000 |
| Repayment of bank loans | | **(420,267)** | (190,000) |
| Redemption of convertible debentures | | **—** | (1) |
| **Cash flows from financing activities** | | **(457,481)** | 488,850 |
| **Net (decrease)/increase in cash and cash equivalents** | | **(479,133)** | 612,987 |
| **Cash and cash equivalents at 1 January** | | **2,316,976** | 1,702,051 |
| **Effect of exchange rate fluctuations on cash held** | | **(24,160)** | 1,938 |
| **Cash and cash equivalents at 31 December** | 22 | **1,813,683** | 2,316,976 |

The notes on pages 135 to 171 form part of these financial statements.

# 1 BACKGROUND OF THE COMPANY

Angang New Steel Company Limited (the "Company") was established in the People's Republic of China (the "PRC") on 8 May 1997 as a joint stock limited company. The Company and its joint ventures (the "Group") are principally engaged in the production and sales of cold rolled sheets, galvanised steel, wire rods, thick plates, large section steel products and steel billets.

# 2 SIGNIFICANT ACCOUNTING POLICIES

## (a) Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board ("IASB"). IFRS includes International Accounting Standards ("IAS") and related interpretations.

These financial statements also comply with the disclosure requirements of Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

A summary of the significant accounting policies adopted by the Group is set out below.

The Company also prepares a set of financial statements which complies with the PRC Accounting Rules and Regulations. A reconciliation of the Group's and the Company's results and the shareholders' funds under IFRS and the PRC Accounting Rules and Regulations is presented on pages 172 to 173.

IASB has issued a number of new and revised IFRS which are effective for accounting periods beginning on or after 1 January 2005. The Group has already commenced an assessment of the impact of these new IFRS but is not yet in a position to state whether these new IFRS would have a significant impact on its results of operations and financial position.

## (b) Basis of preparation

The financial statements are presented in Renminbi, rounded to the nearest thousand. The measurement basis used in the preparation of the financial statements is historical cost except for the carrying amount of certain property, plant and equipment (refer to note 12(d)). The accounting policies have been consistently applied by the Group and are consistent with those used in the previous year.

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

## 2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### (c) Basis of consolidation

(i) Associates

Associates are those enterprises in which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group's share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds its interest in an associate, the Group's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an associate.

(ii) Joint ventures

Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement. The consolidated financial statements include the Group's proportionate share of the entities' assets, liabilities, revenue and expenses with items of a similar nature on a line by line basis, from the date that joint control commences until the date that joint control ceases.

(iii) Transactions eliminated on consolidation

Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and joint ventures are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

### (d) Investments

In the Company's balance sheet, an investment in an associate or a joint venture is accounted for under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Company's share of associate's or joint venture's net assets, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the Company, in which case it is stated at fair value with changes in fair value recognised in the income statement as they arise.

Unrealised gains arising from transactions with associates and joint ventures are eliminated to the extent of the Group's interest in the entities. Unrealised gains arising from transactions with associates and joint ventures are eliminated against the investment in the associate or joint ventures. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Other investments represented unlisted equity securities which are stated at cost less impairment losses (refer accounting policy t).

## 2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### (e) Property, plant and equipment

(i) Items of property, plant and equipment are stated at cost or valuation (refer to Note 12(d)) less accumulated depreciation (refer below) and impairment losses (refer accounting policy t). The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition and location for its intended use. Expenditure incurred after the asset has been put into operation is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is charged to the income statement in the period in which it is incurred.

(ii) Gains or losses arising from the retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised as income or expense in the income statement on the date of retirement or disposal.

(iii) Depreciation is provided to write off the cost or valuation where appropriate of each asset over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

| | |
|---|---|
| Buildings | 10 to 40 years |
| Plant, machinery and equipment | 5 to 20 years |
| Transportation vehicles and other related equipment | 4 to 15 years |

### (f) Construction in progress

Construction in progress represents buildings, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses (refer accounting policy t). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges and exchange differences on other designated financial instruments (refer accounting policy w), during the period of construction.

Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

### (g) Intangible assets

Intangible assets that are acquired by the Group are stated at cost less accumulated amortisation (refer below) and impairment losses (refer accounting policy t).

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

Amortisation is charged to the income statement on a straight-line basis over the estimated useful life of 12 years.

## 2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### (h) Lease prepayments

Lease prepayments represent land use rights paid to the PRC land bureau. Land use rights are carried at cost and amortised on a straight-line basis over the respective periods of the rights.

### (i) Inventories

Inventories, other than spare parts and tools, are stated at the lower of cost and net realisable value.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The cost of inventories is based on the weighted average method and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overheads based on normal operating capacity.

Spare parts and tools are stated at cost less any provision for obsolescence.

### (j) Cash equivalents

Cash equivalents consist of time deposits with an initial term of less than three months. Cash equivalents are stated at cost, which approximates fair value.

### (k) Trade and other receivables

Trade and other receivables are stated at cost less impairment losses (refer accounting policy t).

### (l) Convertible debentures

Convertible debentures that can be converted to share capital at the option of the holder, where the number of shares issued does not vary with changes in their fair value, are accounted for as compound financial instruments with both liability and equity component.

The liability component of the convertible debentures is calculated as the present value of the future interest and principal payments, discounted at a market rate of interest applicable to similar liabilities that do not have a conversion option. The liability component is stated net of unamortised transaction costs and unamortised discounts on convertible debentures (refer below).

The equity component is calculated as the excess of the issue proceeds over the liability component.

Transactions costs incurred on issuance of the convertible debentures are allocated to the component parts in proportion to the allocation of proceeds.

The discounts on the convertible debentures, being the amount classified as equity as referred to above, are set off against the liability component and are amortised as an interest expense on an effective interest rate method until conversion or maturity.

The transactions costs allocated to the liability component are amortised as an interest expenses on an effective interest rate method until conversion or maturity.

On conversion, the liability component, the accrued interest forfeited together with the relevant portion of the equity component constitute the consideration for the shares being issued.

## 2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### (m) Trade and other payables

Trade and other payables are stated at their cost.

### (n) Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

### (o) Revenue recognition

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding the recovery of consideration due, associated costs or the possible return of goods also continuing management involvement with the goods.

### (p) Net financing costs/income

Net financing costs/income comprise interest payable on borrowings, interest receivable on bank deposits, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognised in the income statement (refer accounting policy w).

Interest income is recognised in the income statement as it accrues, using the effective interest method.

Borrowing costs are expensed as incurred as part of the net financing costs/income, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use.

### (q) Repairs and maintenance expenses

Repairs and maintenance expenses, including cost of major overhaul, are expensed as incurred.

## 2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### (r) Research and development costs

Research and development costs comprise all costs that are directly attributable to research and development activities or that can be allocated on a reasonable basis to such activities. Because of the nature of the Group's research and development activities, no development costs satisfy the criteria for the recognition of such costs as an asset. Both research costs and development costs are therefore recognised as expenses in the period in which they are incurred.

### (s) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction to the extent appropriate, and is not available for set-off against the taxable profit of another legal tax unit.

### (t) Impairment

The carrying amounts of the Group's assets, other than inventories (refer accounting policy i) and deferred tax assets (refer accounting policy s), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

## 2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### (t) Impairment *(continued)*

(i) Calculation of recoverable amount

The recoverable amount of an asset is the greater of the net selling price and the value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(ii) Reversals of impairment

An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. Reversals of impairment losses are credited to the income statement in the year in which the reversals are recognised.

### (u) Retirement benefits

Obligations for contributions to defined contribution retirement scheme are recognised as an expense in the income statement as incurred. Further information is set out in note 32.

### (v) Dividends

Dividends are recognised as a liability in the period which they are declared or approved.

### (w) Translation of foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of transaction.

Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Renminbi at the foreign exchange rate ruling at that date.

Foreign exchange differences arising on translation are recognised in the income statement other than those eligible for capitalisation as construction in progress (refer to accounting policy f).

## 2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### (x) Hedge of firm commitments and forecasted transactions

Where a financial instrument is designated as a hedge of the variability in cash flows of a firm commitment or a highly probable forecasted transaction, the effective part of any gain or loss on the financial instrument is recognised directly in equity. When the firm commitment or forecasted transaction results in the recognition of an asset or liability, the cumulative gain or loss is removed from equity and included in the initial measurement of the asset or liability. Otherwise the cumulative gain or loss is removed from equity and recognised in the income statement at the same time as the hedged transaction. The ineffective part of any gain or loss is recognised in the income statement immediately. Any gain or loss arising from changes in the time value of the derivative financial instrument is excluded from the measurement of hedge effectiveness and is recognised in the income statement immediately.

### (y) Related parties

For the purpose of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice visa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individual or entities.

### (z) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

## 3 SEGMENT REPORTING

The Group operates principally as a single business segment for the production and sales of steel products. Segment revenue based on the geographical location of customers are as follows:

| | **2004** | 2003 |
|---|---|---|
| | ***Rmb'000*** | *Rmb'000* |
| Revenue | | |
| PRC | **18,589,119** | 13,835,841 |
| Other countries | **4,588,744** | 646,307 |
| | **23,177,863** | 14,482,148 |

All of the Group's assets are in the PRC.

## 4 TURNOVER

Turnover represents the aggregate of the invoiced value of goods sold, after allowances for goods returned, trade discounts, value added tax and sales surtaxes.

## 5 OTHER OPERATING INCOME

| | **2004** | 2003 |
|---|---|---|
| | ***Rmb'000*** | *Rmb'000* |
| Packaging materials income | **2,026** | 4,857 |
| Income from sales of scrap materials | **93,439** | 30,628 |
| Insurance compensation | **9,598** | — |
| Others | **969** | 2,010 |
| | **106,032** | 37,495 |

## 6 PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

Profit from ordinary activities before taxation is arrived at after charging/(crediting):

| | **2004** | 2003 |
|---|---|---|
| | ***Rmb'000*** | *Rmb'000* |
| **(a) Net financing costs/(income):** | | |
| Interest and other borrowing costs | **136,903** | 117,636 |
| Less: Amount capitalised as construction in progress* | **(23,855)** | (100,203) |
| Net interest expenses | **113,048** | 17,433 |
| Net exchange difference | **30,553** | 705 |
| Less: Amount capitalised as construction in progress | **643** | 1,033 |
| Net exchange loss | **31,196** | 1,738 |
| Interest income | **(24,952)** | (21,203) |
| Bank charges | **551** | 1,739 |
| | **119,843** | (293) |

* The borrowing costs have been capitalised at an average rate of 5.53% (2003: 5.51%) per annum for construction in progress.

## 6 PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION *(continued)*

Profit from ordinary activities before taxation is arrived at after charging/(crediting): *(continued)*

| | **2004** | 2003 |
|---|---|---|
| | ***Rmb'000*** | *Rmb'000* |
| **(b) Other items:** | | |
| Cost of inventories # | **19,805,512** | 12,205,920 |
| Personnel costs | | |
| — Salaries and wages, welfare and other costs # | **233,243** | 198,875 |
| — Contributions to defined contribution scheme # | **57,029** | 50,996 |
| Total personnel costs | **290,272** | 249,871 |
| Auditors' remuneration | **3,500** | 3,710 |
| Depreciation # | **806,006** | 543,941 |
| Amortisation of lease prepayments | **6,357** | 3,517 |
| Repairs and maintenance # | **228,394** | 259,887 |
| Research and development costs | **10,421** | 10,970 |
| Loss on disposals of property, plant and equipment | **1,269** | 61,626 |

# Cost of inventories include Rmb931,232,000 (2003: Rmb784,896,000) relating to salaries and wages, welfare and other costs, contributions to defined contribution scheme, depreciation, and repairs and maintenance expenses, which amount is also included in the respective total amounts disclosed separately above for each of these types of expenses.

## 7 INCOME TAX

### (a) Income tax expense in the consolidated income statement

| | **2004** | 2003 |
|---|---|---|
| | ***Rmb'000*** | *Rmb'000* |
| **Current tax expense** | | |
| Current year | **856,406** | 320,204 |
| **Deferred tax expense** | | |
| Originating and reversal of temporary differences (note 7(b)) | **10,467** | (771) |
| Total income tax expense in consolidated income statement | **866,873** | 319,433 |

The provision for PRC income tax is calculated at 33% (2003: 33%) of the estimated assessable profits for the year determined in accordance with relevant income tax rules and regulations in the PRC.

## 7 INCOME TAX *(continued)*

### (a) Income tax expense in the consolidated income statement *(continued)*

The reconciliation of income tax calculated at the Company's applicable tax rate with actual expense for the year is as follows:

| | **2004** | 2003 |
|---|---|---|
| | ***Rmb'000*** | *Rmb'000* |
| Profit from ordinary activities before taxation | **2,664,460** | 1,752,435 |
| Expected PRC income tax using the Company's tax rate of 33% | **879,271** | 578,304 |
| Tax exempt revenue | **(9,961)** | (656) |
| Non-deductible expenses | **34,688** | 28,002 |
| Additional deduction * | **—** | (67,236) |
| Tax credit * | **(37,125)** | (218,981) |
| | **866,873** | 319,433 |

* Pursuant to relevant PRC tax regulations, the Company is entitled to claim an additional deduction based on 50% of approved research and development costs and a tax credit relating to purchases of equipment produced in the PRC for technological improvements.

## 7 INCOME TAX *(continued)*

### (b) Deferred taxation

(i) Deferred tax assets and (liabilities) are attributable to the following:

| | Assets | | Liabilities | | Net | |
|---|---|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 |
| **The Group** | ***Rmb'000*** | *Rmb'000* | ***Rmb'000*** | *Rmb'000* | ***Rmb'000*** | *Rmb'000* |
| Construction in progress | **—** | — | **(9,605)** | (9,245) | **(9,605)** | (9,245) |
| Lease prepayments | **64,612** | 66,074 | **—** | — | **64,612** | 66,074 |
| Pre-operating expenses | **6** | 8,682 | **—** | — | **6** | 8,682 |
| Convertible debentures | **—** | — | **(14)** | (61) | **(14)** | (61) |
| Tax assets/(liabilities) | **64,618** | 74,756 | **(9,619)** | (9,306) | **54,999** | 65,450 |
| Set off of tax | **(9,619)** | (9,306) | **9,619** | 9,306 | **—** | — |
| Net tax assets | **54,999** | 65,450 | **—** | — | **54,999** | 65,450 |

| | Assets | | Liabilities | | Net | |
|---|---|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 |
| **The Company** | ***Rmb'000*** | *Rmb'000* | ***Rmb'000*** | *Rmb'000* | ***Rmb'000*** | *Rmb'000* |
| Construction in progress | **—** | — | **(9,605)** | (9,245) | **(9,605)** | (9,245) |
| Lease prepayments | **64,366** | 65,863 | **—** | — | **64,366** | 65,863 |
| Convertible debentures | **—** | — | **(14)** | (61) | **(14)** | (61) |
| Tax assets/(liabilities) | **64,366** | 65,863 | **(9,619)** | (9,306) | **54,747** | 56,557 |
| Set off of tax | **(9,619)** | (9,306) | **9,619** | 9,306 | **—** | — |
| Net tax assets | **54,747** | 56,557 | **—** | — | **54,747** | 56,557 |

As described in note 27(c), land use rights are carried at cost. The surplus on the revaluation of land use rights net of deferred tax assets are reversed to the shareholders' funds.

## 7 INCOME TAX *(continued)*

### (b) Deferred taxation *(continued)*

(ii) Movement in temporary differences during the year:

| The Group | Balance at 1 January 2004 | Recognised in income statement (note 7(a)) | Recognised in equity (note 27) | Balance at 31 December 2004 |
|---|---|---|---|---|
| | *Rmb'000* | *Rmb'000* | *Rmb'000* | *Rmb'000* |
| Construction in progress | (9,245) | (360) | — | (9,605) |
| Lease prepayments | 66,074 | (1,462) | — | 64,612 |
| Pre-operating expenses | 8,682 | (8,676) | — | 6 |
| Convertible debentures | (61) | 31 | 16 | (14) |
| | 65,450 | (10,467) | 16 | 54,999 |

| The Company | Balance at 1 January 2004 | Recognised in income statement | Recognised in equity (note 27) | Balance at 31 December 2004 |
|---|---|---|---|---|
| | *Rmb'000* | *Rmb'000* | *Rmb'000* | *Rmb'000* |
| Construction in progress | (9,245) | (360) | — | (9,605) |
| Lease prepayments | 65,863 | (1,497) | — | 64,366 |
| Convertible debentures | (61) | 31 | 16 | (14) |
| | 56,557 | (1,826) | 16 | 54,747 |

## 8 DIRECTORS' AND SUPERVISORS' REMUNERATION AN INDIVIDUALS WITH HIGHEST EMOLUMENTS

Directors' and supervisors' remuneration:

| | **2004** | 2003 |
|---|---|---|
| | ***Rmb'000*** | *Rmb'000* |
| Fees | **292** | 240 |
| Salaries and other emoluments | **1,526** | 1,414 |
| Discretionary bonuses | **—** | — |
| Retirement scheme contributions | **389** | 361 |
| | **2,207** | 2,015 |

Included in the directors' and supervisors' remuneration were fees of Rmb130,000 (2003: Rmb120,000) payable to independent non-executive directors during the year.

The remuneration of the directors and supervisors is within the following band:

| **Hong Kong dollars** | **Rmb equivalent** | **Number of directors and supervisors** | |
|---|---|---|---|
| | | **2004** | 2003 |
| 0 - HK$1,000,000 | 0 - Rmb1,060,000 | **16** | 16 |

The five highest paid individuals of the Group in 2004 and 2003 were all executive directors whose emoluments are disclosed above.

## 9 DIVIDENDS

### (a) Dividends attributable to the year

| | **2004** | 2003 |
|---|---|---|
| | ***Rmb'000*** | *Rmb'000* |
| Final dividend proposed after the balance sheet date of Rmb30 cents per share (2003: Rmb20 cents per share) | **888,883** | 592,462 |

Pursuant to a resolution passed at the directors' meeting on 16 March 2005, a final dividend of Rmb30 cents (2003: Rmb20 cents) per share totalling Rmb888,883,000 (2003: Rmb592,462,000) was approved for shareholders' approval at the Annual General Meeting.

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

## 9 DIVIDENDS (continued)

### (b) Dividends attributable to the previous financial year, approved and paid during the year

| | 2004 Rmb'000 | 2003 Rmb'000 |
|---|---|---|
| Final dividends in respect of the previous financial year, approved and paid during the year, of Rmb20 cents per share (2003: Rmb10 cents per share) | **592,563** | 296,149 |

In respect of the dividends attributable to the year ended 31 December 2003, the difference between the final dividend proposed and the amount approved and paid during the year represents the additional dividends distributed to the holders of shares which were issued upon the conversion of convertible debentures before the closing date of the register of members.

## 10 PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders in the amount of Rmb1,797,587,000 (2003: Rmb1,433,002,000) has all been dealt with in the financial statements of the Company.

## 11 EARNINGS PER SHARE

### (a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of Rmb1,797,587,000 (2003: Rmb1,433,002,000) and a weighted average number of shares outstanding during the year of 2,962,761,000 (2003: 2,961,419,000) calculated as follows:

Weighted average number of shares

| (In thousands of shares) | 2004 | 2003 |
|---|---|---|
| Issued shares at 1 January | **2,962,309** | 2,960,874 |
| Effect of conversion of convertible debentures | **452** | 545 |
| Weighted average number of shares at 31 December | **2,962,761** | 2,961,419 |

## 11 EARNINGS PER SHARE *(continued)*

### (b) Diluted earnings per share

The calculation of diluted earnings per share is based on the profit attributable to shareholders of Rmb1,797,587,000 (2003: Rmb1,433,002,000) and a weighted average number of shares of 2,964,017,000 (2003: 2,963,219,000) after the adjustment with regard to the effects of conversion of remaining convertible debentures as follows:

Weighted average number of shares (diluted)

| **(In thousands of shares)** | **2004** | 2003 |
|---|---|---|
| Weighted average number of shares at 31 December | **2,962,761** | 2,961,419 |
| Effect of conversion of remaining convertible debentures | **1,256** | 1,800 |
| Weighted average number of shares (diluted) at 31 December | **2,964,017** | 2,963,219 |

The conversion of remaining convertible debentures will not affect the profit attributable to shareholders as the interest incurred was capitalised as construction in progress.

## 12 PROPERTY, PLANT AND EQUIPMENT

### (a) The Group

| | Buildings Rmb'000 | Plant, machinery and equipment Rmb'000 | Transportation vehicles and other related equipment Rmb'000 | Total Rmb'000 |
|---|---|---|---|---|
| **Cost or valuation:** | | | | |
| At 1 January 2004 | 1,481,451 | 6,549,785 | 457,687 | 8,488,923 |
| Reclassification | (52,276) | 34,586 | 17,690 | — |
| Additions | 20,629 | 9,928 | 8,666 | 39,223 |
| Transfer from construction in progress (note 14) | 125,262 | 962,095 | 132,784 | 1,220,141 |
| Disposals | — | (3,247) | (726) | (3,973) |
| At 31 December 2004 | 1,575,066 | 7,553,147 | 616,101 | 9,744,314 |
| **Representing:** | | | | |
| Cost | 913,219 | 6,104,270 | 485,363 | 7,502,852 |
| Valuation — 1996 | 661,847 | 1,448,877 | 130,738 | 2,241,462 |
| | 1,575,066 | 7,553,147 | 616,101 | 9,744,314 |
| **Accumulated depreciation:** | | | | |
| At 1 January 2004 | 191,182 | 1,616,082 | 224,977 | 2,032,241 |
| Reclassification | (1,127) | 746 | 381 | — |
| Charge for the year | 98,499 | 647,340 | 60,167 | 806,006 |
| Written back on disposal | — | (1,774) | (235) | (2,009) |
| At 31 December 2004 | 288,554 | 2,262,394 | 285,290 | 2,836,238 |
| **Net book value:** | | | | |
| At 31 December 2004 | 1,286,512 | 5,290,753 | 330,811 | 6,908,076 |
| At 31 December 2003 | 1,290,269 | 4,933,703 | 232,710 | 6,456,682 |

## 12 PROPERTY, PLANT AND EQUIPMENT *(continued)*

### (b) The Company

| | Buildings *Rmb'000* | Plant, machinery and equipment *Rmb'000* | Transportation vehicles and other related equipment *Rmb'000* | Total *Rmb'000* |
|---|---|---|---|---|
| **Cost or valuation:** | | | | |
| At 1 January 2004 | 1,477,599 | 6,540,751 | 452,149 | 8,470,499 |
| Reclassification | (52,276) | 34,586 | 17,690 | — |
| Additions | 20,629 | 4,562 | 7,961 | 33,152 |
| Transfer from construction in progress (note 14) | 30,022 | 557,723 | 120,170 | 707,915 |
| Disposals | — | (3,247) | (726) | (3,973) |
| At 31 December 2004 | 1,475,974 | 7,134,375 | 597,244 | 9,207,593 |
| **Representing:** | | | | |
| Cost | 814,127 | 5,685,498 | 466,506 | 6,966,131 |
| Valuation — 1996 | 661,847 | 1,448,877 | 130,738 | 2,241,462 |
| | 1,475,974 | 7,134,375 | 597,244 | 9,207,593 |
| **Accumulated depreciation:** | | | | |
| At 1 January 2004 | 191,168 | 1,615,923 | 224,163 | 2,031,254 |
| Reclassification | (1,127) | 746 | 381 | — |
| Charge for the year | 95,134 | 619,182 | 57,590 | 771,906 |
| Written back on disposal | — | (1,774) | (235) | (2,009) |
| At 31 December 2004 | 285,175 | 2,234,077 | 281,899 | 2,801,151 |
| **Net book value:** | | | | |
| At 31 December 2004 | 1,190,799 | 4,900,298 | 315,345 | 6,406,442 |
| At 31 December 2003 | 1,286,431 | 4,924,828 | 227,986 | 6,439,245 |

## 12 PROPERTY, PLANT AND EQUIPMENT *(continued)*

**(c)** All of the Group's buildings are located in the PRC.

**(d)** By virtue of a document dated 31 March 1997 issued by the State-owned Assets Administration Bureau, the value of the property, plant and equipment which were taken over by the Company from its ultimate holding company, Anshan Iron & Steel Group Complex ("Angang Holding"), as at 31 December 1996 was determined at Rmb2,848,221,000. The amount was based on a valuation as required by the relevant PRC rules and regulations, carried out on the property, plant and equipment, including the land use rights as at 31 December 1996 by Zhongping Assets Appraisals Office, a firm of valuers registered in the PRC, on a depreciated replacement cost basis. This valuation was an one-off exercise which established the deemed cost of the property, plant and equipment taken over by the Company.

**(e)** One of the Company's joint ventures has pledged its property, plant and equipment at a carrying amount of Rmb997,326,000 at 31 December 2004 (2003: Rmb25,426,000) to secure a syndicated loan as mentioned in note 25.

## 13 INTANGIBLE ASSETS

| **The Group** | **Industrial technology** *Rmb'000* |
|---|---|
| **Cost:** | |
| Balance at 1 January 2004 | 12,819 |
| Additions | 15,411 |
| Balance at 31 December 2004 | 28,230 |
| **Accumulated amortisation:** | |
| Balance at 1 January 2004 | — |
| Amortisation for the year | 1,531 |
| Balance at 31 December 2004 | 1,531 |
| **Net book value:** | |
| At 31 December 2004 | 26,699 |
| At 31 December 2003 | 12,819 |

## 14 CONSTRUCTION IN PROGRESS

| | The Group | | The Company | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ***Rmb'000*** | *Rmb'000* | ***Rmb'000*** | *Rmb'000* |
| Balance at 1 January | **1,122,923** | 2,327,558 | **670,914** | 2,097,302 |
| Additions | **708,716** | 1,607,941 | **648,471** | 1,382,336 |
| | **1,831,639** | 3,935,499 | **1,319,385** | 3,479,638 |
| Transfer to property, plant and equipment (note 12) | **(1,220,141)** | (2,812,576) | **(707,915)** | (2,808,724) |
| Balance at 31 December | **611,498** | 1,122,923 | **611,470** | 670,914 |
| **Construction in progress comprises:** | | | | |
| Upgrade of existing production plants | **611,470** | 670,914 | **611,470** | 670,914 |
| Dalian galvanised steel production line | **—** | 452,009 | **—** | — |
| ANSC-Xinchuan steel product production line | **28** | — | **—** | — |
| Balance at 31 December | **611,498** | 1,122,923 | **611,470** | 670,914 |

One of the Company's joint ventures had pledged its construction in progress at a carrying amount of Rmb904,018,000 at 31 December 2003 to secure a syndicated loan as mentioned in note 25. The related construction in progress has been completed and transferred to property, plant and equipment during 2004.

## 15 LEASE PREPAYMENTS

Lease prepayments represent the land use rights on land located in the PRC. The remaining periods of the land use rights of the Company and the Group range from 43 to 48 years.

One of the Company's joint ventures has pledged its land use rights at a carrying amount of Rmb42,514,000 at 31 December 2004 (2003: Rmb43,418,000) to secure a syndicated loan as mentioned in note 25.

## 16 INTERESTS IN JOINT VENTURES

| The Company | **2004** **Rmb'000** | 2003 Rmb'000 |
|---|---|---|
| Unlisted shares, at cost | **268,305** | 248,305 |
| Share of losses | **(72,922)** | (14,049) |
| | **195,383** | 234,256 |

Details of the Company's interests in the joint ventures are set out below:

| Name of company | Form of business structure | Place of incorporation and operation | Registered/ paid in capital | Proportion of equity interest: Group's effective interest | Proportion of equity interest: held by the Company | Principal activities |
|---|---|---|---|---|---|---|
| ANSC-TKS Galvanizing Co., Ltd. ("ANSC-TKS") | Sino-foreign equity joint venture | PRC | US$60 million | 50% | 50% | Production and sale of hot dip galvanised steel products |
| ANSC-Xinchuan Heavy Industries Dalian Steel Product Processing and Distribution Company Limited ("ANSC-Xinchuan") | Equity joint venture | PRC | Rmb40 million | 50% | 50% | Sale, processing and distribution of steel products |

Included in the consolidated financial statements are the following items that represent the Group's interests in the assets and liabilities, revenues and expenses of the joint ventures.

| | **2004** **Rmb'000** | 2003 Rmb'000 |
|---|---|---|
| Non-current assets | **549,870** | 512,867 |
| Current assets | **281,655** | 94,718 |
| Non-current liabilities | **(344,548)** | (229,733) |
| Current liabilities | **(291,594)** | (143,596) |
| Net assets | **195,383** | 234,256 |
| Income | **437,970** | — |
| Expenses | **(496,843)** | (9,263) |
| | **(58,873)** | (9,263) |

The Company has pledged its equity interest in ANSC-TKS to secure a syndicated loan granted to ANSC-TKS (note 25).

## 17 INVESTMENT IN ASSOCIATES

| | The Group and the Company | |
|---|---|---|
| | **2004** | 2003 |
| | ***Rmb'000*** | *Rmb'000* |
| Unlisted shares, at cost | **30,564** | 14,400 |
| Share of profit | **239** | 6 |
| | **30,803** | 14,406 |

Details of the Company's interest in the associates are set out below:

| Name of company | Form of business structure | Place of incorporation and operation | Registered capital | Proportion of equity interest: Group's effective interest | Proportion of equity interest: held by the Company | Principal activities |
|---|---|---|---|---|---|---|
| Angang Shenyang Steel Product Processing And Distribution Company Limited ("Angang Shenyang") | Equity joint venture | PRC | Rmb48 million | 30% | 30% | Sale, processing and distribution of steel products |
| TKAZ (Changchun) Tailored Blanks Ltd | Sino-foreign equity joint venture | PRC | US$5 million | 39% | 39% | Production and sale of tailored blanks |

## 18 OTHER INVESTMENT

| | The Group and the Company | |
|---|---|---|
| | **2004** | 2003 |
| | ***Rmb'000*** | *Rmb'000* |
| Unlisted equity securities | **10,500** | — |

## 19 INVENTORIES

| | The Group | | The Company | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ***Rmb'000*** | *Rmb'000* | ***Rmb'000*** | *Rmb'000* |
| Raw materials | **391,675** | 252,877 | **357,446** | 242,186 |
| Work in progress | **291,093** | 166,244 | **291,093** | 166,244 |
| Finished goods | **722,802** | 440,087 | **631,453** | 429,060 |
| Spare parts, tools and ancillary materials | **815,842** | 581,075 | **788,835** | 568,920 |
| | **2,221,412** | 1,440,283 | **2,068,827** | 1,406,410 |
| Inventories stated at net realisable value | **58,925** | 36,391 | **—** | 36,391 |

## 20 TRADE RECEIVABLES

| | The Group | | The Company | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ***Rmb'000*** | *Rmb'000* | ***Rmb'000*** | *Rmb'000* |
| Accounts receivable | **128,647** | 84,749 | **56,716** | 84,749 |
| Bills receivable | **1,425,868** | 2,097,812 | **1,425,868** | 2,097,812 |
| | **1,554,515** | 2,182,561 | **1,482,584** | 2,182,561 |

The ageing analysis of trade receivables is as follows:

| | The Group | | The Company | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ***Rmb'000*** | *Rmb'000* | ***Rmb'000*** | *Rmb'000* |
| Less than 3 months | **1,164,599** | 1,721,799 | **1,092,668** | 1,721,799 |
| More than 3 months but less than 12 months | **389,916** | 460,762 | **389,916** | 460,762 |
| | **1,554,515** | 2,182,561 | **1,482,584** | 2,182,561 |

The Group requests customers to pay cash or settle by bills in full prior to delivery of goods. Subject to negotiation, credit term of three months is only available for certain major customers with well-established trading records.

One of the Company's joint ventures has pledged its trade receivables at a carrying amount of Rmb143,862,000 at 31 December 2004 (2003: Nil) to secure a syndicated loan as mentioned in note 25.

## 21 DEPOSITS WITH BANKS

| | The Group and the Company | |
|---|---|---|
| | **2004** | 2003 |
| | ***Rmb'000*** | *Rmb'000* |
| Deposits with banks | **934,450** | 490,000 |
| Less: Deposits with banks with an initial term of less than three months (note 22) | — | (200,000) |
| | **934,450** | 290,000 |

## 22 CASH AND CASH EQUIVALENTS

| | The Group | | The Company | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ***Rmb'000*** | *Rmb'000* | ***Rmb'000*** | *Rmb'000* |
| Bank balances | **1,813,683** | 2,116,976 | **1,770,609** | 2,090,613 |
| Add: Deposits with banks with an initial term of less than three months (note 21) | — | 200,000 | — | 200,000 |
| | **1,813,683** | 2,316,976 | **1,770,609** | 2,290,613 |

## 23 TRADE PAYABLES

| | The Group | | The Company | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ***Rmb'000*** | *Rmb'000* | ***Rmb'000*** | *Rmb'000* |
| Accounts payable | **225,379** | 194,462 | **220,770** | 194,462 |
| Bills payable | **220,899** | 1,259,594 | **220,899** | 1,259,594 |
| | **446,278** | 1,454,056 | **441,669** | 1,454,056 |

The ageing analysis of trade payables is as follows:

| | The Group | | The Company | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ***Rmb'000*** | *Rmb'000* | ***Rmb'000*** | *Rmb'000* |
| Due on demand | **191,955** | 160,853 | **191,955** | 160,853 |
| Due within 3 months | **147,304** | 749,191 | **142,695** | 749,191 |
| Due after 3 months but within 6 months | **107,019** | 544,012 | **107,019** | 544,012 |
| | **446,278** | 1,454,056 | **441,669** | 1,454,056 |

## 24 CONVERTIBLE DEBENTURES

| | The Group and the Company | |
|---|---|---|
| | **2004** | 2003 |
| | ***Rmb'000*** | *Rmb'000* |
| Carrying amount of convertible debentures at 1 January | **5,269** | 9,264 |
| Conversion into A shares (note 26) | **(1,851)** | (4,216) |
| Redemptions of convertible debentures | **—** | (1) |
| Transaction costs amortised | **7** | 19 |
| Discount on convertible debentures amortised | **85** | 203 |
| Carrying amount of convertible debentures at 31 December | **3,510** | 5,269 |
| Less: Balance due within one year classified as current liabilities | **(3,510)** | — |
| | **—** | 5,269 |

The amount of the convertible debentures initially recognised in equity is net of attributable transaction costs of Rmb2,437,000 (Rmb6,000 at 31 December 2004; Rmb9,000 at 31 December 2003).

On 15 March 2000, the Company issued convertible debentures (the "Debentures") amounting to Rmb1,500,000,000. The Debentures are listed on the Shenzhen Stock Exchange (the "Stock Exchange") and are guaranteed by Angang Holding. Each debenture will, at the option of the holder, be convertible from 14 September 2000 to 13 March 2005 into A shares with a par value of Rmb1 each of the Company ("A Shares") at a conversion price of Rmb3.3 per share. The conversion price was revised to Rmb2.83 per share on 21 June 2004 in accordance with the terms of the Debentures. Exercise in full of the conversion rights attaching to the Debentures would have resulted in the issue of 455,197,723 A shares.

The Debentures are interest bearing at a rate of 1.2% per annum payable in arrears on 14 March each year.

The Company may redeem in whole or in part the Debentures from 14 March 2001 if the closing price of the Company's A shares on the Stock Exchange is at least 130% of the conversion price for 20 consecutive dealing days.

The Debenture holder may require the Company to redeem all or part of the Debentures half a year before the maturity date from 14 September 2004 to 13 March 2005 if the closing price of the A shares on the Stock Exchange is lower than 70% of the conversion price for 20 consecutive dealing days.

## 25 BANK LOANS

At 31 December 2004, the bank loans were repayable as follows:

| | Within 1 year or on demand Rmb'000 | After 1 year but within 2 years Rmb'000 | After 2 years but within 5 years Rmb'000 | More than 5 years Rmb'000 | Sub-total Rmb'000 | Total Rmb'000 |
|---|---|---|---|---|---|---|
| Unsecured bank loans: | | | | | | |
| — Fixed at 5.49% to 5.76% | 1,063,000 | 600,000 | 300,000 | — | 900,000 | 1,963,000 |
| **The Company** | 1,063,000 | 600,000 | 300,000 | — | 900,000 | 1,963,000 |
| Unsecured bank loans: | | | | | | |
| — Fixed at 5.31% | 100,000 | — | — | — | — | 100,000 |
| Secured bank loan: | | | | | | |
| — Fixed at 5.76% | 40,534 | 40,535 | 121,605 | 182,408 | 344,548 | 385,082 |
| **The Group** | 1,203,534 | 640,535 | 421,605 | 182,408 | 1,244,548 | 2,448,082 |

At 31 December 2003, the bank loans were repayable as follows:

| | Within 1 year or on demand Rmb'000 | After 1 year but within 2 years Rmb'000 | After 2 years but within 5 years Rmb'000 | More than 5 years Rmb'000 | Sub-total Rmb'000 | Total Rmb'000 |
|---|---|---|---|---|---|---|
| Unsecured bank loans: | | | | | | |
| — Fixed at 5.49% | 400,000 | 1,063,000 | 600,000 | — | 1,663,000 | 2,063,000 |
| **The Company** | 400,000 | 1,063,000 | 600,000 | — | 1,663,000 | 2,063,000 |
| Secured bank loan: | | | | | | |
| — Fixed at 5.76% | 20,267 | 4,054 | 121,605 | 104,074 | 229,733 | 250,000 |
| **The Group** | 420,267 | 1,067,054 | 721,605 | 104,074 | 1,892,733 | 2,313,000 |

## 25 BANK LOANS *(continued)*

All unsecured bank loans of the Company are guaranteed by Angang Holding.

In October 2002, ANSC-TKS entered into a long-term loan facility of Rmb1,080 million (the "Syndicated Loan") for the construction of production line. The Syndicated Loan is secured by the land use rights, construction in progress, property, plant and equipment and trade receivables of ANSC-TKS at a carrying amount of Rmb1,183,702,000 at 31 December 2004 (2003: Rmb972,862,000).

The Company pledged its equity interest in ANSC-TKS to secure the performance of the obligations of ANSC-TKS under the loan agreement.

As at 31 December 2004, the accumulated drawdown of the Syndicated Loan amounted to Rmb810,700,000 (2003: Rmb500,000,000).

## 26 SHARE CAPITAL

| | **2004** | 2003 |
|---|---|---|
| | ***Rmb'000*** | *Rmb'000* |
| **Issued and fully paid:** | | |
| 1,319,000,000 State-owned legal person shares of Rmb1 each | **1,319,000** | 1,319,000 |
| 753,942,246 (2003: 753,308,652) A shares of Rmb1 each | **753,942** | 753,309 |
| 890,000,000 H shares of Rmb1 each | **890,000** | 890,000 |
| | **2,962,942** | 2,962,309 |

During the year, 633,594 (2003: 1,434,973) A shares were issued on the conversion of convertible debentures with total carrying values of Rmb2,009,000 (2003: Rmb4,603,000) made up as follows:

| | **2004** | 2003 |
|---|---|---|
| | ***Rmb'000*** | *Rmb'000* |
| Liability component (note 24) | **1,851** | 4,216 |
| Equity component (note 27) | **158** | 387 |
| | **2,009** | 4,603 |

The balance of Rmb1,376,000 (2003: Rmb3,168,000) was credited to share premium account.

All the State-owned legal person, A and H shares rank pari passu in all material respects.

## 27 RESERVES

| The Group and the Company | Statutory surplus reserve (note a) *Rmb'000* | Statutory public welfare fund (note a) *Rmb'000* | Convertible debenture reserve (note b) *Rmb'000* | Excess over share capital (note c) *Rmb'000* | Total *Rmb'000* |
|---|---|---|---|---|---|
| **2003** | | | | | |
| At 1 January 2003 | 242,039 | 242,039 | 731 | (151,956) | 332,853 |
| Transfer for the year | 143,258 | 143,258 | — | — | 286,516 |
| Shares issued upon conversion of convertible debentures (note 26) | — | — | (387) | — | (387) |
| Deferred tax released upon the conversion of convertible debentures | — | — | 61 | — | 61 |
| At 31 December 2003 | 385,297 | 385,297 | 405 | (151,956) | 619,043 |
| **2004** | | | | | |
| At 1 January 2004 | 385,297 | 385,297 | 405 | (151,956) | 619,043 |
| Proposed transfer for the year | 177,633 | 177,633 | — | — | 355,266 |
| Shares issued upon conversion of convertible debentures (note 26) | — | — | (158) | — | (158) |
| Deferred tax released upon the conversion of convertible debentures (note 7(b)) | — | — | 16 | — | 16 |
| At 31 December 2004 | 562,930 | 562,930 | 263 | (151,956) | 974,167 |

*(Expressed in Renminbi)*

## 27 RESERVES *(continued)*

(a) Under the PRC Company Law and the Company's Articles of Association, the Company's net profit after taxation as reported in the financial statements prepared in accordance with the PRC Accounting Rules and Regulations can only be distributed as dividends after allowance has been made for:

(i) making up cumulative prior years' losses, if any;

(ii) allocations to the statutory surplus reserve fund of at least 10% of the net profit after taxation, as determined under the PRC Accounting Rules and Regulations;

(iii) allocations of 5% to 10% of the net profit after taxation, as determined under the PRC Accounting Rules and Regulations, to the Company's statutory public welfare fund, which is established for the purpose of providing employee facilities and other collective benefits to the Company's employees; and

(iv) allocations to the discretionary surplus reserve subject to approval by the shareholders.

(b) Convertible debentures reserve comprises the value of the option granted to debenture holders to convert their convertible debentures into A shares of the Company (refer note 24).

(c) Land use rights which are included in lease prepayments are carried at historical cost base. Accordingly, the surplus on the revalution of land use rights net of deferred tax asset are reversed from the shareholders' funds.

## 28 DISTRIBUTABLE RESERVE

In accordance with the Company's Articles of Association, the reserve available for distribution is the lower of the amount determined under PRC Accounting Rules and Regulations and the amount determined under IFRS. As at 31 December 2004, the reserve available for distribution was Rmb2,960,225,000 (2003: Rmb2,131,717,000). Final dividend of Rmb888,883,000 (2003: Rmb592,462,000) in respect of the financial year 2004 was proposed after the balance sheet date.

## 29 NOTES TO THE CASH FLOW STATEMENT

Reconciliation of profit from ordinary activities before taxation to cash flows from operations

| | **2004** | 2003 |
|---|---|---|
| | ***Rmb'000*** | *Rmb'000* |
| Profit from ordinary activities before taxation | **2,664,460** | 1,752,435 |
| Interest income | **(24,952)** | (21,203) |
| Interest expenses | **113,048** | 17,433 |
| Income from associate | **(233)** | (6) |
| Depreciation | **806,006** | 543,941 |
| Amortisation of intangible assets | **1,531** | — |
| Loss on disposal of property, plant and equipment | **1,269** | 61,626 |
| Net exchange loss | **31,196** | 1,738 |
| Increase in inventories | **(781,129)** | (223,234) |
| Decrease in amounts due from fellow subsidiaries | **182,989** | 156,148 |
| (Increase)/decrease in accounts receivable | **(43,898)** | 7,311 |
| Decrease/(increase) in bills receivable | **671,944** | (379,768) |
| Increase in lease prepayments | **(25,058)** | (149,181) |
| Decrease/(Increase) in prepayments, deposits and other receivables | **28,616** | (8,524) |
| Increase/(decrease) in accounts payables | **30,917** | (30,532) |
| Decrease in bills payable | **(1,038,695)** | (211,402) |
| (Decrease)/increase in amount due to ultimate holding company | **(418)** | 881 |
| (Decrease)/increase in amount due to fellow subsidiaries | **(738,702)** | 470,634 |
| Increase in other payables | **215,606** | 184,448 |
| Cash flows from operations | **2,094,497** | 2,172,745 |

## 30 COMMITMENTS

**(a) The Group had capital commitments outstanding at 31 December not provided for in the financial statements as follows:**

| | The Group | | The Company | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ***Rmb'000*** | *Rmb'000* | ***Rmb'000*** | *Rmb'000* |
| Authorised and contracted for: | | | | |
| — Construction projects of production lines | **458,774** | 263,112 | **458,774** | 112,943 |
| — Technology transfer fee | **—** | 15,845 | **—** | — |
| — Investment in a joint venture | **170,000** | — | **170,000** | — |
| Authorised but not contracted for: | | | | |
| — Improvement projects of production lines | **3,363,421** | 1,370,185 | **3,013,971** | 1,338,526 |
| | **3,992,195** | 1,649,142 | **3,642,745** | 1,451,469 |

**(b)** Pursuant to the funding supporting agreement dated 22 October 2002, the Company committed to finance ANSC-TKS if it does not have sufficient funds to complete the construction of the galvanising plant, repay the Syndicated Loan or finance the operations.

## 31 RELATED PARTY TRANSACTIONS

The following is a summary of significant transactions carried out between the Group, Angang Shenyang (its associate), Angang New Steel and Iron Company Limited ("ANSI") (its fellow subsidiary), and Angang Holding (its ultimate holding company) and its business undertakings ("Angang Group") during the year.

### (a) Significant transactions

(i) Significant transactions which the Company conducts with ANSI, and Angang Group in the normal course of business are as follows:

| | | **The Group and the Company** | |
|---|---|---|---|
| | | **2004** | 2003 |
| | *Note* | ***Rmb'000*** | *Rmb'000* |
| Sales of finished goods | (a) | **2,297,793** | 1,837,745 |
| Return of scrap materials | (a) | **496,630** | 253,966 |
| Purchases of | | | |
| — raw materials | (b) | **16,530,004** | 9,856,095 |
| — ancillary materials and spare parts | (c) | **192,064** | 91,407 |
| Utility supplies | (d) | **340,327** | 306,557 |
| Fees paid for welfare and other support services | (e) | **260,140** | 289,184 |
| Interest received | (f) | **5,863** | — |
| Material processing services | (g) | **84,201** | — |

*Notes:*

(a) The Company sold finished products and returned scrap materials to ANSI and other fellow subsidiaries for their own consumption at average prices charged to independent customers for preceding month. Included in the above are sales of pipe billet totalling Rmb1,093,320,000 (2003: Rmb833,364,000) to ANSI during the year.

(b) The Company purchased its principal raw materials, from ANSI at prices no higher than the lowest sales prices charged by ANSI to independent customers for preceding month and the average sales prices quoted to the Company by five independent suppliers for large quantities.

(c) The Company purchased from ANSI ancillary materials in the form of steel products and spare parts based on the average prices of such materials charged by ANSI to independent customers.

(d) The Company purchased from ANSI utilities in the form of industrial water, re-cycled water, soft water, mixed gas, oxygen, nitrogen, hydrogen, argon, compressed air and steam at cost, limited to a maximum increment of 5% from the relevant cost charged in the previous year.

(Expressed in Renminbi)

## 31 RELATED PARTY TRANSACTIONS *(continued)*

### (a) Significant transactions *(continued)*

(i) Significant transactions which the Company conducts with ANSI, and Angang Group in the normal course of business are as follows: *(continued)*

*Notes: (continued)*

(e) Angang Group charged the Company for railway and road transportation services; agency services for purchase of fuel oil and liquefied petroleum gas, import of spare parts and export of products; equipment repair and general maintenance and overhaul; design and engineering services, product quality testing and analysis services, heating supply for employees' accommodation, education facilities; newspapers, telephone, fax and other media communication services and staff training either at applicable State price, market price or at cost.

(f) Angang Group provided financial services in the form of deposit taking and settlement services to the Company. Angang Group will not charge any fee for the deposit taking services. The maximum amount of deposits will be Rmb1,000,000,000 and interest will be based on the rate offered by the People's Bank of China. As at 31 December 2004, the deposits amounted to Rmb990,178,000 (2003: Nil).

(g) The Company provided material processing services to Angang Group based on the average prices charged to independent customers for similar services.

(ii) Certain fellow subsidiaries were engaged to construct the production line of the joint ventures under similar terms for third parties. Total construction costs of Rmb7,525,000 (2003: Rmb20,928,000) were incurred by the joint ventures during the year.

(iii) The Company sold finished products amounted to Rmb3,341,000 (2003: Rmb22,193,000) to Angang Shenyang for further processing at market price.

(iv) The Company sold finished products amounted to ANSC-TKS Rmb946,827,000 (2003: Rmb25,193,000) for further processing at market price.

(v) Angang Group charged ANSC-TKS agency fees for sales of products amounted to Rmb17,219,000 (2003: Nil) at market price. Rmb8,610,000 (2003: Nil) has been taken up in the consolidated financial statements of the Group.

(vi) ANSC-TKS purchased raw materials from and sold finished products to ThyssenKrupp Stahl AG ("TKSAG") (joint venturer of ANSC-TKS), at average prices charged to independent customers. The sales and purchases during the year were amounted to Rmb105,235,000 (2003: Nil) and Rmb16,475,000 (2003: Nil) respectively. Rmb52,618,000 and Rmb8,237,000 have been included in the sales and cost of sales of the Group's consolidated financial statements respectively.

(vii) TKSAG charged ANSC-TKS know-how transfer and service fees totalling Rmb55,538,000 (2003: Rmb66,695,000) of which Rmb27,769,000 (2003: Rmb33,348,000) has been included in the Group's consolidated financial statements.

## 31 RELATED PARTY TRANSACTIONS *(continued)*

### (a) Significant transactions *(continued)*

The Directors of the Company are of the opinion that the above transactions with related parties were entered into:

— in the ordinary and usual course of its business;

— either (a) on normal commercial terms; or (b) on terms no less favourable than those available from/to independent third parties; or where there is no available comparison for the purpose of determining whether (a) or (b) is satisfied, on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

— either in accordance with the terms of the agreement governing each such transaction or where there is no such agreement, on terms no less favourable than terms available from/to third parties

and these have been confirmed by the independent non-executive directors.

### (b) Amount due to ultimate holding company

Amounts due to ultimate holding company mainly represents fees payable for support services.

The amount due to ultimate holding company is unsecured, interest free and have no fixed terms of repayment.

### (c) Amounts due from/to fellow subsidiaries

Amounts due from/to fellow subsidiaries mainly represent prepayments and amounts payable for the purchase of raw materials and other services. Advances are received by the Company in respect of sales of finished goods.

The amounts due from/to fellow subsidiaries are unsecured, interest free and have no fixed terms of repayment.

### (d) Convertible debentures

The issuance of convertible debentures (note 24) amounting to Rmb1,500,000,000 on 15 March 2000 was guaranteed by Angang Holding.

### (e) Bank loans

All unsecured bank loans of the Company (note 25) are guaranteed by Angang Holding.

*(Expressed in Renminbi)*

## 31 RELATED PARTY TRANSACTIONS *(continued)*

### (f) Equity interest in ANSC-TKS

The Company pledged its equity interest in ANSC-TKS to secure the performance of the obligation of ANSC-TKS under the agreement of the Syndicated Loan.

The Company also committed to finance ANSC-TKS if it does not have sufficient funds to complete the construction of the galvanising plant, repay the Syndicated Loan or finance the operations. The commitment is limited to US$8 million and will be reduced to US$4 million after the tenth repayment date.

### (g) Acquisition of land use rights, plant and buildings

Pursuant to an agreement dated 23 March 2004, the Company acquired certain land use rights, plant and buildings in the PRC from Angang Holding at a consideration of Rmb62,206,000.

### (h) Acquisition of ANSI and the Supply of Materials and Services Agreement

On 29 December 2004, the Company conditionally agreed to acquire the entire equity interest of ANSI from Angang Holding (note 34). In connection with the proposed acquisition of ANSI, the Company entered into the Supply of Materials and Services Agreement with Angang Holding on 29 December 2004, which will be effective upon the completion of the acquisition.

## 32 RETIREMENT BENEFITS AND OTHER STAFF BENEFITS

According to the document Anzhenfa [1998] No.28 issued by Anshan City Government, the required contribution from the Company to the retirement benefits scheme is 25.5% (2003: 25.5%) of the aggregate monthly salaries of all employees of the Company.

ANSC-TKS and ANSC-Xinchuan are required to contribute to the retirement benefits schemes based on 19% (2003: 19%) of the total salary in accordance to the regulations of the local labour bureaux.

All the employees of the Group are entitled to receive, on retirement, pension payments from these schemes. The Group has no other material obligation for payment of retirement benefits beyond the contributions.

## 33 FINANCIAL INSTRUMENTS

Financial assets of the Group include cash, deposits with banks, amounts due from fellow subsidiaries, bills receivable and trade and other receivables. Financial liabilities of the Group include bills payable, trade and other payables, amount due to ultimate holding company, amounts due to fellow subsidiaries, convertible debentures and bank loans. The Group does not hold or issue financial instruments for trading purposes.

*(Expressed in Renminbi)*

## 33 FINANCIAL INSTRUMENTS *(continued)*

### (a) Interest rate risk

The interest rates of convertible debentures and bank loans are disclosed in notes 24 and 25 respectively.

### (b) Credit risk

Cash and cash equivalents

Substantial amounts of the Group's cash balances are deposited with PRC financial institutions.

Trade and other receivables

The Group requests most of its customers to pay cash or bills in full prior to delivery of goods. 36% (2003: 99%) of the Group's trade receivables relate to sales to railway companies which caused a high concentration of its receivables with railway companies. The Group performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral on trade receivables.

Amounts due from fellow subsidiaries

The terms of amounts due from fellow subsidiaries are disclosed in note 31(c).

### (c) Foreign currency risk

The Group did not have a significant foreign currency risk exposure arising from its sales and raw materials purchases for production as these transactions were mainly carried out in Renminbi. However, with the increasing proportion of export sales conducted in foreign currencies, the depreciation or appreciation of foreign currencies against the Renminbi will affect the Group's results of operations.

### (d) Fair value

The fair values of cash, deposits with banks, bills receivable, trade and other receivables, trade and other payables, amount due to ultimate holding company, and amounts due from/to fellow subsidiaries are not materially different from their carrying amounts.

Convertible debentures - the fair value is estimated as Rmb7,131,110 (2003: Rmb5,454,000) by reference to the market value.

The fair values of the Group's bank loans as estimated by applying a discounted cash flow using current market interest rates for similar financial instruments approximate to their carrying values.

Fair value estimates are made at a specific point in time and based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

*(Expressed in Renminbi)*

## 34 POST BALANCE SHEET EVENTS

### (a) Very substantial acquisition

Pursuant to an acquisition agreement dated 29 December 2004 entered into between the Company and Angang Holding, the Company conditionally agreed to acquire from Angang Holding the entire equity interest of ANSI, a fellow subsidiary of the Company. The acquisition has been approved by the independent shareholders at an extraordinary general meeting held on 28 February 2005.

The consideration of the acquisition is based on the net asset value of ANSI as at 31 August 2004 as assessed by a valuer, as adjusted by the net profit of ANSI between 1 September 2004 and the completion date and other terms as set out in the agreement. Pursuant to the valuation report of China Assets Appraisal Company Limited, an independent valuer in the PRC, the net asset value of ANSI as at 31 August 2004 amounted to approximately Rmb18,022,400,000.

### (b) Rights issue and placing of the Company's shares

The acquisition of ANSI will be financed by ways of placing and rights issue of the Company's shares. Subject to the fulfilment of the conditions as set out in the circular dated 15 January 2005, the issue by way of rights of the Company's shares and issue by way of placing of the state-owned legal person shares were approved by the independent shareholders at an extraordinary general meeting held on 28 February 2005.

## 35 ULTIMATE HOLDING COMPANY

The Directors consider the ultimate holding company at 31 December 2004 to be Angang Holding, incorporated in the PRC.

## Differences between Financial Statements Prepared in accordance with International Financial Reporting Standards ("IFRS") and PRC Accounting Rules and Regulations

| | Note | The Group 2004 Rmb'000 | The Group 2003 Rmb'000 | The Company 2004 Rmb'000 | The Company 2003 Rmb'000 |
|---|---|---|---|---|---|
| **Profit attributable to shareholders under IFRS** | | **1,797,587** | 1,433,002 | **1,797,587** | 1,433,002 |
| **Adjustments:** | | | | | |
| Share of loss of joint ventures, net of tax | (i) | **—** | — | **(17,543)** | 13,270 |
| Pre-operating expenses | (iii) | **(26,293)** | 19,355 | **—** | — |
| Revaluation of land use rights | (iv) | **(4,536)** | (4,536) | **(4,536)** | (4,536) |
| Amortisation of lease prepayments | (v) | **109** | 451 | **—** | — |
| General borrowing costs capitalised | (vi) | **(997)** | (12,933) | **(997)** | (12,933) |
| Write off of long outstanding accounts payable | (vii) | **—** | (1,913) | **—** | (1,913) |
| Receipt of donation | (viii) | **—** | (76) | **—** | (76) |
| Deferred tax charge | (ix) | **10,467** | (771) | **1,826** | 5,765 |
| **Profit attributable to shareholders under PRC Accounting Rules and Regulations** | | **1,776,337** | 1,432,579 | **1,776,337** | 1,432,579 |
| **Shareholders' funds under IFRS** | | **10,022,276** | 8,815,385 | **10,022,276** | 8,815,385 |
| **Adjustments:** | | | | | |
| Share of loss of joint ventures net of tax | (i) | **—** | — | **513** | 18,056 |
| Convertible debentures | (ii) | | | | |
| — Discount on convertible debentures | | **(42)** | (185) | **(42)** | (185) |
| — Additional borrowing costs capitalised | | **(7,251)** | (7,157) | **(7,251)** | (7,157) |
| Pre-operating expenses | (iii) | **17** | 26,310 | **—** | — |
| Revaluation of land use rights | (iv) | **195,048** | 199,584 | **195,048** | 199,584 |
| Amortisation of lease prepayments | (v) | **748** | 639 | **—** | — |
| General borrowing costs capitalised | (vi) | **(21,855)** | (20,858) | **(21,855)** | (20,858) |
| Deferred tax | (ix) | **(54,999)** | (65,450) | **(54,747)** | (56,557) |
| **Shareholders' funds under PRC Accounting Rules and Regulations** | | **10,133,942** | 8,948,268 | **10,133,942** | 8,948,268 |

*Notes:*

(i) The amount represents the difference in treatment of pre-operating expenses and land use rights between the IFRS and PRC financial statements of the joint ventures as mentioned in notes (iii) and (v) respectively.

(ii) The amounts represent the different treatment on transaction costs and discount on convertible debentures between the IFRS and PRC financial statements.

(iii) Pre-operating expenses are expensed when incurred under IFRS. However, in the PRC financial statements, pre-operating expenses are capitalised before the commencement of operation and will be written off when the enterprise commences operation.

(iv) Land use rights are carried at historical cost base under IFRS. Accordingly, the surplus on the revaluation of land use rights net of deferred tax asset was reversed from shareholders' equity. Under the PRC Accounting Rules and Regulations, land use rights are carried at revalued amount.

(v) Land use rights are amortised on a straight-line basis over the respective periods of rights from the date of grant under IFRS. Under the PRC Accounting Rules and Regulations, land use rights are amortised when the construction work on the related land has been completed.

(vi) Under IFRS, general borrowing costs are capitalised by applying a capitalisation rate to the expenditures on the qualifying assets. Under the PRC Accounting Rules and Regulations, general borrowing costs are charged to the income statement when incurred.

(vii) Under IFRS, the write off of long outstanding accounts payable is recognised in the income statement. Under the PRC Accounting Rules and Regulations, long outstanding accounts payable are written off against the capital reserve.

(viii) Under IFRS, the receipt of donation is recognised as other income in the income statement. Under the PRC Accounting Rules and Regulations, receipt of donation is accounted for as a movement in capital reserve.

(ix) Deferred tax is provided on the IFRS adjustments at the tax rate of 33%.

## A PREPARED IN ACCORDANCE WITH PRC ACCOUNTING RULES AND REGULATIONS

| | **2004** | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| | ***Rmb'000*** | *Rmb'000* | *Rmb'000* | *Rmb'000* | *Rmb'000* |
| Principal operating revenue | **23,227,617** | 14,520,736 | 10,771,077 | 9,490,523 | 9,793,150 |
| Net profit | **1,776,337** | 1,432,579 | 594,588 | 403,743 | 492,204 |
| Total assets | **15,343,328** | 15,011,870 | 12,425,350 | 10,237,888 | 9,452,195 |
| Total liabilities | **(5,209,386)** | (6,063,602) | (4,619,902) | (2,799,856) | (2,284,634) |
| Net assets | **10,133,942** | 8,948,268 | 7,805,448 | 7,438,032 | 7,167,561 |

## B PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

| | **2004** | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| | ***Rmb'000*** | *Rmb'000* | *Rmb'000* | *Rmb'000* | *Rmb'000* |
| Turnover | **23,177,863** | 14,482,148 | 10,746,477 | 9,465,247 | 9,767,600 |
| Profit attributable to shareholders | **1,797,587** | 1,433,002 | 598,316 | 366,481 | 491,395 |
| Non-current assets | **7,965,809** | 7,970,456 | 6,776,533 | 5,281,336 | 4,564,869 |
| Current assets | **6,934,125** | 6,875,218 | 5,517,032 | 4,820,586 | 4,922,329 |
| Current liabilities | **(3,633,110)** | (4,132,287) | (3,147,046) | (2,380,651) | (2,014,162) |
| Net current assets | **3,301,015** | 2,742,931 | 2,369,986 | 2,439,935 | 2,908,167 |
| Total assets less current liabilities | **11,266,824** | 10,713,387 | 9,146,519 | 7,721,271 | 7,473,036 |
| Non-current liabilities | **(1,244,548)** | (1,898,002) | (1,472,264) | (417,529) | (253,240) |
| Net assets | **10,022,276** | 8,815,385 | 7,674,255 | 7,303,742 | 7,219,796 |

## FIRST REGISTRATION OF THE COMPANY

| | | |
|---|---|---|
| Date | : | 8 May 1997 |
| Place | : | 396 Nan Zhong Hua Lu, Tie Dong District, Anshan City, Liaoning Province, the PRC |

## BUSINESS ADDRESS OF THE COMPANY IN HONG KONG

23th Floor, Entertainment Building, 30 Queen's Road, Central, Hong Kong

## REGISTRATION NUMBER OF LEGAL PERSON BUSINESS LICENCE HELD BY THE COMPANY

Qi He Liao Zong Zi No. 000344

## TAXATION REGISTRATION NUMBER

210302242669479

## AUDITORS

| | | |
|---|---|---|
| Name of international auditors | : | KPMG |
| Place of Business | : | 8th Floor, Prince's Building, 10 Chater Road, Hong Kong |
| Name of the PRC auditors | : | KPMG Huazhen |
| Place of Business | : | 8/F, Office Tower E2, Oriental Plaza, Beijing |

# Documents Available for Inspection

1. Financial statements of the Company signed by the Legal Representative, Chief Accountant and Head of the Accounting Department of the Company;

2. Original of the auditor's report of the Company sealed by the accountants and signed by certified public accountants;

3. Originals of all documents and manuscripts of announcements disclosed by the Company in the China Securities Journal and the Securities Times in 2005;

4. Annual report of the Company submitted to the Stock Exchange.

The above documents are available for inspection at the secretarial office of the Board of Directors, Angang New Steel Company Limited situated at No. 396 Nan Zhong Hua Lu, Tie Dong District, Anshan City, Liaoning Province.

*Note:* This report is published in both Chinese and English. Chinese version prevail in case of any inconsistences.

*The Board of Directors*
**Angang New Steel Company Limited**

16 March 2005

1. 載有本公司法定代表人、主管會計工作負責人、會計主管人員簽字並蓋章的會計報表；

2. 載有會計師事務所蓋章、註冊會計師簽字並蓋章的審計報告原件；

3. 二零零五年在《中國證券報》、《證券時報》公開披露過的所有本公司文件的正本及公告的原稿；

4. 在香港證券市場本公司的年度報告。

以上備查文件放置地點：鞍鋼新軋鋼股份有限公司董事會秘書室，地址：遼寧省鞍山市鐵東區南中華路396號。

*註：* 本報告分別以中英文編制，在對中英文本的理解上發生歧義時，以中文文本為準。

**鞍鋼新軋鋼股份有限公司**
*董事會*

二零零五年三月十六日

## 本公司首次註冊登記

| | | |
|---|---|---|
| 日期 | : | 一九九七年五月八日 |
| 地點 | : | 遼寧省鞍山市鐵東區南中華路396號 |

## 本公司在香港營業地址

香港中環皇后大道30號娛樂行23樓

## 本公司法人營業執照註冊號

企合遼總字第000344號

## 稅務登記號碼

210302242669479

## 審計師

| | | |
|---|---|---|
| 境外會計師事務所名稱 | : | 畢馬威會計師事務所 |
| 辦公地點 | : | 香港遮打道10號太子大廈8樓 |
| | | |
| 境內會計師事務所名稱 | : | 畢馬威華振會計師事務所 |
| 辦公地點 | : | 北京東方廣場東二座辦公樓8層 |

## A 按照中國會計準則編製

| | 2004<br>**人民幣千元** | 2003<br>人民幣千元 | 2002<br>人民幣千元 | 2001<br>人民幣千元 | 2000<br>人民幣千元 |
|---|---|---|---|---|---|
| 主要營業收入 | **23,227,617** | 14,520,736 | 10,771,077 | 9,490,523 | 9,793,150 |
| 淨利潤 | **1,776,337** | 1,432,579 | 594,588 | 403,743 | 492,204 |
| 總資產 | **15,343,328** | 15,011,870 | 12,425,350 | 10,237,888 | 9,452,195 |
| 總負債 | **(5,209,386)** | (6,063,602) | (4,619,902) | (2,799,856) | (2,284,634) |
| 淨資產 | **10,133,942** | 8,948,268 | 7,805,448 | 7,438,032 | 7,167,561 |

## B 按照《國際財務報告準則》編製

| | 2004<br>**人民幣千元** | 2003<br>人民幣千元 | 2002<br>人民幣千元 | 2001<br>人民幣千元 | 2000<br>人民幣千元 |
|---|---|---|---|---|---|
| 營業額 | **23,177,863** | 14,482,148 | 10,746,477 | 9,465,247 | 9,767,600 |
| 股東應佔利潤 | **1,797,587** | 1,433,002 | 598,316 | 366,481 | 491,395 |
| 非流動資產 | **7,965,809** | 7,970,456 | 6,776,533 | 5,281,336 | 4,564,869 |
| 流動資產 | **6,934,125** | 6,875,218 | 5,517,032 | 4,820,586 | 4,922,329 |
| 流動負債 | **(3,633,110)** | (4,132,287) | (3,147,046) | (2,380,651) | (2,014,162) |
| 淨流動資產 | **3,301,015** | 2,742,931 | 2,369,986 | 2,439,935 | 2,908,167 |
| 總資產減流動負債 | **11,266,824** | 10,713,387 | 9,146,519 | 7,721,271 | 7,473,036 |
| 非流動負債 | **(1,244,548)** | (1,898,002) | (1,472,264) | (417,529) | (253,240) |
| 淨資產 | **10,022,276** | 8,815,385 | 7,674,255 | 7,303,742 | 7,219,796 |

# 按《國際財務報告準則》及按中國會計準則編製財務報表的差異(續)

註：

(i) 該數額代表註 (iii) 及 (v) 所載，按《國際財務報告準則》及按中國會計準則編製的合營公司財務報表對應佔開辦費用及土地使用權的不同處理。

(ii) 該數額代表按《國際財務報告準則》及按中國會計準則編製的財務報表對交易成本及可轉換債券貼現的不同處理。

(iii) 根據《國際財務報告準則》，開辦費用在產生時列支。然而，在中國財務報表內，開辦費用在開業前資本化，企業開業後則予以沖銷。

(iv) 土地使用權按《國際財務報告準則》以歷史成本為基準入賬。因此，土地使用權重估盈餘在扣除遞延稅項資產後轉入股東權益。根據中國會計準則，土地使用權以重估值入賬。

(v) 根據《國際財務報告準則》，土地使用權按批地日期起計的有效期以直線法攤銷。根據中國會計準則，土地使用權在相關土地上的建築工程竣工時開始攤銷。

(vi) 根據《國際財務報告準則》，一般借貸成本以資本化率資本化為合資格資產的開支。根據中國會計準則，一般借貸成本於產生時在利潤表列支。

(vii) 根據《國際財務報告準則》，長期拖欠應付款項在利潤表內沖銷。根據中國會計準則，長期拖欠應付款項應沖銷資本公積。

(viii) 根據《國際財務報告準則》，捐贈收入在利潤表內確認為其他收入。根據中國會計準則，捐贈收入作為資本公積變動入賬。

(ix) 在按《國際財務報告準則》所作出的調整中，遞延稅項按33% 的稅率計提準備。

| | 註 | 本集團 2004 人民幣千元 | 本集團 2003 人民幣千元 | 本公司 2004 人民幣千元 | 本公司 2003 人民幣千元 |
|---|---|---|---|---|---|
| **根據《國際財務報告準則》編製的股東應佔淨利潤** | | **1,797,587** | 1,433,002 | **1,797,587** | 1,433,002 |
| **調整：** | | | | | |
| 除税後應佔合營公司虧損 | (i) | — | — | **(17,543)** | 13,270 |
| 開辦費用 | (iii) | **(26,293)** | 19,355 | — | — |
| 重估土地使用權 | (iv) | **(4,536)** | (4,536) | **(4,536)** | (4,536) |
| 預付租賃攤銷 | (v) | **109** | 451 | — | — |
| 一般借貸成本資本化 | (vi) | **(997)** | (12,933) | **(997)** | (12,933) |
| 沖銷長期拖欠應付款項 | (vii) | — | (1,913) | — | (1,913) |
| 捐贈收入 | (viii) | — | (76) | — | (76) |
| 遞延税項 | (ix) | **10,467** | (771) | **1,826** | 5,765 |
| **根據中國會計準則編製的股東應佔淨利潤** | | **1,776,337** | 1,432,579 | **1,776,337** | 1,432,579 |
| **根據《國際財務報告準則》編製的股東權益** | | **10,022,276** | 8,815,385 | **10,022,276** | 8,815,385 |
| **調整：** | | | | | |
| 除税後應佔合營公司虧損 | (i) | — | — | **513** | 18,056 |
| 可轉換債券 | (ii) | | | | |
| 一債券貼現 | | **(42)** | (185) | **(42)** | (185) |
| 一附加資本化借貸成本 | | **(7,251)** | (7,157) | **(7,251)** | (7,157) |
| 開辦費用 | (iii) | **17** | 26,310 | — | — |
| 重估土地使用權 | (iv) | **195,048** | 199,584 | **195,048** | 199,584 |
| 預付租賃攤銷 | (v) | **748** | 639 | — | — |
| 一般借貸成本資本化 | (vi) | **(21,855)** | (20,858) | **(21,855)** | (20,858) |
| 遞延税項 | (ix) | **(54,999)** | (65,450) | **(54,747)** | (56,557) |
| **根據中國會計準則編製的股東權益** | | **10,133,942** | 8,948,268 | **10,133,942** | 8,948,268 |

## 34 結算日後事項

### (a) 非常重大收購項目

根據本公司與鞍鋼集團於二零零四年十二月二十九日訂立的收購協議，本公司有條件地同意向鞍鋼集團購入本公司同系子公司 —— 新鋼鐵的全部股權。此收購事項已於二零零五年二月二十八日在臨時股東大會上獲獨立股東批准。

以上收購對價是以二零零四年八月三十一日作為評估基準日，以新鋼鐵當天的淨資產的評估值為計價基礎，並考慮以評估基準日至收購完成日期間的淨利潤以及協議規定的其他項目做出調整。根據中資資產評估公司的資產評估報告，新鋼鐵於二零零四年八月三十一日的淨資產的評估值約為人民幣18,022,400,000元。

### (b) 供股及配售公司股票

收購新鋼鐵的資金將通過供股及配售公司股票的方式募集。根據二零零五年一月十五日股東通函中的相關條款，本公司的獨立股東已於二零零五年二月二十八日召開的臨時股東大會批准了供股及配售國有股股票的議案。

## 35 最終控股公司

本公司董事認為在二零零四年十二月三十一日的最終控股公司是於中國註冊成立的鞍鋼集團。

## 33 金融工具(續)

### (a) 利率風險

可轉換債券及銀行貸款的利率分別載於註釋24及25。

### (b) 信貸風險

現金及現金等價物

本集團大部分現金均存放於中國的金融機構。

應收賬款及其他應收款

本集團要求大部分的客戶在付運貨物前以現金或票據預付全數貨款。本集團36%(二零零三年:99%)之應收賬款與銷售予鐵路公司有關,並促使本集團之應收賬款高度集中於應收這些鐵路公司。本集團持續對客戶的財務狀況進行信貸評核,並一般不會要求客戶就應收賬款提供抵押。

應收同系子公司款

應收同系子公司款的詳情載於註釋31(c)。

### (c) 外幣風險

由於本集團在銷售和採購生產用原材料方面主要是以人民幣進行交易,因此,本集團並無交易方面的重大外幣風險。可是,由於以外幣進行的出口銷售比重日漸增加,外幣兑換人民幣的匯率貶值或升值將影響本集團的經營業績。

### (d) 公允價值

現金、銀行存款、應收票據、應收賬款及其他應收款、應付賬款及其他應付款、應付最終控股公司款,以及應收/付同系子公司款的公允價值,與它們的賬面值並無重大差異。

根據市價,可轉換債券的公允價值估計為人民幣7,131,110元(二零零三年:人民幣5,454,000元)。

本集團銀行貸款以相若金融工具的現行市場利率貼現現金流量估計的公允價值,與其賬面值接近。

對公允價值的估計是在一個特定時間按相關的市場訊息及有關金融工具的資料作出。由於這些估計屬於主觀性質,並涉及主要判斷的不肯定因素和事項,故不能準確地釐定。如所用的假設出現變動,便可能大大影響這些估計。

## 31 關連人士交易(續)

### (f) 於鞍蒂公司的權益

本公司把投資於鞍蒂公司的權益抵押，以擔保履行銀團借款協議對鞍蒂公司債務的規定。

本公司也承諾，如鞍蒂公司沒有足夠資金建成鍍鋅鋼板廠、償還銀團貸款或經營業務，本公司將向其提供資金。承擔金額以800萬美元為限，在第十期償還期過後，將降至400萬美元。

### (g) 購入土地使用權， 廠房及建築物

根據在二零零四年三月二十三日簽訂的協議， 本公司向鞍鋼集團收購國內的部分土地使用權 、廠房及建築物，總代價為人民幣 62,206,000元 。

### (h) 收購新鋼鐵及原材料和服務供應協議

二零零四年十二月二十九日，本公司有條件地同意向鞍鋼集團收購新鋼鐵的全部股本權益(註釋34)，並就有關新鋼鐵收購建議與鞍鋼集團訂立原材料和服務供應協議。該協議將於收購事項完成後生效。

## 32 退休福利及其他員工福利

根據鞍山市人民政府鞍政發 [1998] 28號文件規定，本公司須按照每月工資總額 25.5%(二零零三年: 25.5%)向職工退休金計劃作出供款。

根據當地勞動機構的規定，鞍蒂公司及鞍新公司須按照工資總額19%(二零零三年: 19%)向職工退休金計劃作出供款。

本集團全體員工在退休時均有權從這些計劃取得退休金。本集團除供款外，並不需要就支付退休福利承擔其他重大責任。

## 33 金融工具

本集團的金融資產包括現金、銀行存款、應收同系子公司款、應收票據和應收賬款及其他應收款。本集團的金融負債包括應付票據、應付賬款及其他應付款、應付最終控股公司款、應付同系子公司款，可轉換債券及銀行借款。本集團並沒有為買賣目的持有或發行金融工具。

## 31 關連人士交易(續)

### (a) 重大交易(續)

本公司董事會認為,上述與關連人士的交易符合以下條件:

— 在正常及一般的業務過程中進行;

— 按(a)一般商業條款;或(b)不遜於獨立第三方提供/提供予獨立第三方的交易條款進行;或在無法比較確認是否符合(a)或(b)條件的情況下,就本公司股東而言公平合理的條款進行;及

— 按每項關連交易的有關協議條款或在沒有簽訂協議的情況下,按不遜於第三方提供/提供予第三方的交易條款進行,

並經由獨立非執行董事確認。

### (b) 應付最終控股公司款

應付最終控股公司款主要是指應付的支援服務費用。

應付最終控股公司款屬無抵押、免息及沒有固定還款期。

### (c) 應收/付同系子公司款

應收/付同系子公司款主要是指採購原材料及其他服務的預付款及應付款。本公司就銷售製成品收取預付款。

應收/付同系子公司款屬無抵押、免息及沒有固定還款期。

### (d) 可轉換債券

本公司於二零零零年三月十五日所發行合共人民幣1,500,000,000元的可轉換債券(註釋24)是由鞍鋼集團提供擔保。

### (e) 銀行貸款

本公司的所有無抵押銀行貸款(註釋25)均由鞍鋼集團擔保。

## 31 關連人士交易(續)

### (a) 重大交易(續)

(i) 本公司與新鋼鐵和鞍山鋼鐵集團在日常業務過程中所進行的重大交易如下:(續)

*註釋:(續)*

(e) 鞍山鋼鐵集團按適用的國家定價、市場價格或成本價向本公司收取鐵路與公路運輸服務;採購燃油與液化石油氣、進口備品備件和出口產品代理服務;設備維修及一般保養與大修;設計和工程服務、產品品質測試與分析服務、僱員宿舍暖氣供應、教育設施;報紙、電話、傳真與其他媒介通訊服務;以及職工培訓等各項服務的費用。

(f) 鞍山鋼鐵集團為本公司提供金融服務,包括貨幣存款和結算業務。貨幣存款業務不收取任何費用。最高存款額不超過人民幣1,000,000,000元,並按中國人民銀行規定的存款利率收取利息。於二零零四年十二月三十一日的存款餘額為人民幣990,178,000元(二零零三年:零)。

(g) 本公司按向獨立客戶收取的平均價格,向鞍山鋼鐵集團提供帶料加工服務。

(ii) 部分同系子公司按照與第三方相若的條款承建合營公司的生產線。合營公司在年內的建造費用總額為人民幣7,525,000元(二零零三年:人民幣20,928,000元)。

(iii) 本公司按市場價格銷售人民幣3,341,000元(二零零三年:人民幣22,193,000元)的製成品予鞍鋼瀋陽以作加工用途。

(iv) 本公司按市場價格銷售人民幣946,827,000元(二零零三年:人民幣25,193,000元)的製成品予鞍蒂公司以作加工用途。

(v) 鞍山鋼鐵集團按市場價格向鞍蒂公司收取人民幣17,219,000元(二零零三年:零)銷售產品的代理費用,其中人民幣8,610,000元(二零零三年:零)已計入本集團的綜合財務報表。

(vi) 鞍蒂公司按照與獨立第三方相若的價格向德國蒂森克虜伯鋼鐵公司("德國蒂森")(鞍蒂公司的合營方)採購原料及銷售產品。二零零四年內銷售及採購收入及支出總額分別為人民幣105,235,000元(二零零三年:零)及人民幣16,475,000元(二零零三年:零)。其中,產品銷售收入人民幣52,618,000元及採購成本人民幣8,237,000元已列入本集團綜合財務報表中。

(vii) 鞍蒂公司於二零零四年度向德國蒂森支付專有技術轉讓及服務費人民幣55,538,000元(二零零三年:人民幣66,695,000元)。其中人民幣27,769,000元(二零零三年:人民幣33,348,000元)已列入本集團綜合財務報表中。

## 31 關連人士交易

本集團於年內與鞍鋼瀋陽(聯營公司)、鞍鋼集團新鋼鐵有限責任公司("新鋼鐵")(同系子公司)和鞍鋼集團(最終控股公司)及其業務單位(合稱「鞍山鋼鐵集團」)進行的重大交易概要如下。

### (a) 重大交易

(i) 本公司與新鋼鐵和鞍山鋼鐵集團在日常業務過程中所進行的重大交易如下:

| | | 本集團及本公司 | |
|---|---|---|---|
| | | **2004** | 2003 |
| | *註釋* | ***人民幣千元*** | *人民幣千元* |
| 銷售製成品 | (a) | **2,297,793** | 1,837,745 |
| 退回廢料 | (a) | **496,630** | 253,966 |
| 採購 | | | |
| — 原材料 | (b) | **16,530,004** | 9,856,095 |
| — 輔料及備品備件 | (c) | **192,064** | 91,407 |
| 燃料及動力供應 | (d) | **340,327** | 306,557 |
| 已付福利及其他支援服務費用 | (e) | **260,140** | 289,184 |
| 利息收入 | (f) | **5,863** | — |
| 帶料加工服務 | (g) | **84,201** | — |

*註釋:*

(a) 本公司按收取獨立客戶上一個月的平均價格將製成品售予新鋼鐵及其他同系子公司和向該等公司退回廢料,以供其自用。上表已包括年內向新鋼鐵出售管坯的銷售額合共人民幣1,093,320,000元(二零零三年:人民幣833,364,000元)。

(b) 本公司的主要原材料均購自新鋼鐵。購價為不超過新鋼鐵於上一個月收取獨立客戶的最低價格,也不超過五家獨立供應商就大批量原材料供應向本公司所報價格的平均值。

(c) 本公司按新鋼鐵收取獨立客戶的平均價格,向新鋼鐵購入鋼材產品的輔助材料及備品備件。

(d) 本公司按成本價向新鋼鐵採購工業用水、循環再用水、軟水、混合氣體、氧氣、氮氣、氬氣、氫氣、壓縮氣體及蒸氣等能源,但成本價的升幅不得超過上年度所收取相關成本價的5%。

## 30 承擔

**(a) 本集團在十二月三十一日未償付而又未在財務報表內提撥準備的資本承擔如下：**

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ***人民幣千元*** | *人民幣千元* | ***人民幣千元*** | *人民幣千元* |
| 已授權及已訂約： | | | | |
| 一 生產線建設工程 | **458,774** | 263,112 | **458,774** | 112,943 |
| 一 技術轉讓費 | **—** | 15,845 | **—** | — |
| 一 在合營公司的投資 | **170,000** | — | **170,000** | — |
| 已授權但未訂約： | | | | |
| 一 生產線改良工程 | **3,363,421** | 1,370,185 | **3,013,971** | 1,338,526 |
| | **3,992,195** | 1,649,142 | **3,642,745** | 1,451,469 |

**(b)** 根據二零零二年十月二十二日的融資支持協議，如果鞍蒂公司沒有足夠的資金建成鍍鋅鋼板廠、償還銀團貸款或經營業務，本公司承諾向鞍蒂公司提供資金。

## 29 現金流量表註釋

將稅前正常業務利潤調節為經營活動產生的現金

| | 2004<br>人民幣千元 | 2003<br>人民幣千元 |
|---|---|---|
| 稅前正常業務利潤 | **2,664,460** | 1,752,435 |
| 利息收入 | **(24,952)** | (21,203) |
| 利息費用 | **113,048** | 17,433 |
| 聯營公司的收入 | **(233)** | (6) |
| 折舊 | **806,006** | 543,941 |
| 無形資產攤銷 | **1,531** | — |
| 處理物業、廠房及設備損失 | **1,269** | 61,626 |
| 匯兑虧損淨額 | **31,196** | 1,738 |
| 存貨增加 | **(781,129)** | (223,234) |
| 應收同系子公司款減少 | **182,989** | 156,148 |
| 應收款項(增加)/減少 | **(43,898)** | 7,311 |
| 應收票據減少/(增加) | **671,944** | (379,768) |
| 預付租賃增加 | **(25,058)** | (149,181) |
| 預付款、訂金及其他應收款減少/(增加) | **28,616** | (8,524) |
| 應付款項增加/(減少) | **30,917** | (30,532) |
| 應付票據減少 | **(1,038,695)** | (211,402) |
| 應付最終控股公司款(減少)/增加 | **(418)** | 881 |
| 應付同系子公司款(減少)/增加 | **(738,702)** | 470,634 |
| 其他應付款增加 | **215,606** | 184,448 |
| 經營活動現金流量 | **2,094,497** | 2,172,745 |

## 27 儲備(續)

(a) 根據中國《公司法》及本公司章程，本公司按照中國會計準則編製的財務報表所呈報的稅後淨利潤只可在提撥下列項目的準備後才能用作派發股利：

(i) 彌補以往年度的累積虧損(如有)；

(ii) 本公司須把最少10% 按中國會計準則編製的稅後利潤轉入法定盈餘公積金；

(iii) 本公司須把5% 至10% 按中國會計準則編製的稅後淨利潤轉入本公司的法定公益金。該公益金是為了向本公司僱員提供員工設施及其他集體福利項目而設；及

(iv) 股東核准的任意公積金撥款。

(b) 可轉換債券儲備為可供債券持有人將所持可轉換債券轉為本公司A股之認股權的價值(見註釋24)。

(c) 記入預付租賃的土地使用權是以歷史成本為基準入賬。因此，重估土地使用權的盈餘在扣除遞延稅項資產後從股東權益轉出。

## 28 可分派儲備

根據本公司章程，可供分派的儲備是以按照中國會計準則與按照《國際財務報告準則》所釐定的儲備兩者中的較低數額為準。於二零零四年十二月三十一日，本公司的可供分派儲備為人民幣2,960,225,000元(二零零三年：人民幣2,131,717,000元)。本公司在結算日後建議派發二零零四財政年度末期股利人民幣888,883,000元(二零零三年：人民幣592,462,000元)。

## 27 儲備

| 本集團及本公司 | 法定盈餘公積金(註a) 人民幣千元 | 法定公益金(註a) 人民幣千元 | 可轉換債券儲備(註b) 人民幣千元 | 股本盈餘(註c) 人民幣千元 | 合計 人民幣千元 |
|---|---|---|---|---|---|
| **2003** | | | | | |
| 2003年1月1日 | 242,039 | 242,039 | 731 | (151,956) | 332,853 |
| 年度轉撥 | 143,258 | 143,258 | — | — | 286,516 |
| 可轉換債券轉股(註釋26) | — | — | (387) | — | (387) |
| 沖回有關可轉換債券的遞延稅項 | — | — | 61 | — | 61 |
| 2003年12月31日 | 385,297 | 385,297 | 405 | (151,956) | 619,043 |
| **2004** | | | | | |
| 2004年1月1日 | 385,297 | 385,297 | 405 | (151,956) | 619,043 |
| 年度擬轉撥 | 177,633 | 177,633 | — | — | 355,266 |
| 可轉換債券轉股(註釋26) | — | — | (158) | — | (158) |
| 沖回有關可轉換債券的遞延稅項(註釋7(b)) | — | — | 16 | — | 16 |
| 2004年12月31日 | 562,930 | 562,930 | 263 | (151,956) | 974,167 |

## 25 銀行貸款(續)

所有無抵押銀行貸款均由鞍鋼集團擔保。

於二零零二年十月,鞍鋼公司為興建生產線訂立貸款協議,取得一筆為數人民幣10.8億元的長期貸款(「銀團貸款」)。這筆銀團貸款是以鞍鋼公司於二零零四年十二月三十一日賬面值為人民幣1,183,702,000元(二零零三年:人民幣972,862,000元)的土地使用權、在建工程、物業、廠房及設備及應收賬款作抵押。

根據貸款協議,本公司以鞍鋼公司的權益,作為鞍鋼公司履行債務的抵押。

於二零零四年十二月三十一日,已動用的銀團貸款合共為人民幣810,700,000元(二零零三年:人民幣500,000,000元)。

## 26 股本

| | **2004**<br>**人民幣千元** | 2003<br>*人民幣千元* |
|---|---|---|
| **已發行及繳足股本:** | | |
| 1,319,000,000股每股人民幣1元的國有法人股 | **1,319,000** | 1,319,000 |
| 753,942,246股(2003年: 753,308,652股)每股人民幣1元的A股 | **753,942** | 753,309 |
| 890,000,000股每股面值人民幣1元的H股 | **890,000** | 890,000 |
| | **2,962,942** | 2,962,309 |

年內,本公司就賬面總值為人民幣2,009,000元(二零零三年:人民幣4,603,000元)可轉換債券轉股而發行了633,594股A股(二零零三年:1,434,973股),可轉換債券的各組成部分如下:

| | ***2004***<br>**人民幣千元** | *2003*<br>*人民幣千元* |
|---|---|---|
| 負債部分(註釋24) | **1,851** | 4,216 |
| 權益部分(註釋27) | **158** | 387 |
| | **2,009** | 4,603 |

結餘人民幣1,376,000元(二零零三年:人民幣3,168,000元)已記入股本溢價項內。

所有國有法人股、A股及H股在各重大方面均享有同等權益。

## 25 銀行貸款

於二零零四年十二月三十一日，應償付的銀行貸款如下：

| | 1年內或接獲通知時償還 人民幣千元 | 1年後但2年內到期 人民幣千元 | 2年後但5年內到期 人民幣千元 | 5年後到期 人民幣千元 | 小計 人民幣千元 | 總額 人民幣千元 |
|---|---|---|---|---|---|---|
| 無抵押銀行貸款： | | | | | | |
| — 固定年利率5.49%-5.76% | 1,063,000 | 600,000 | 300,000 | — | 900,000 | 1,963,000 |
| **本公司** | 1,063,000 | 600,000 | 300,000 | — | 900,000 | 1,963,000 |
| 無抵押銀行貸款： | | | | | | |
| — 固定年利率5.31% | 100,000 | — | — | — | — | 100,000 |
| 有抵押銀行貸款： | | | | | | |
| — 固定年利率5.76% | 40,534 | 40,535 | 121,605 | 182,408 | 344,548 | 385,082 |
| **本集團** | 1,203,534 | 640,535 | 421,605 | 182,408 | 1,244,548 | 2,448,082 |

於二零零三年十二月三十一日，應償付的銀行貸款如下：

| | 1年內或接獲通知時償還 人民幣千元 | 1年後但2年內到期 人民幣千元 | 2年後但5年內到期 人民幣千元 | 5年後到期 人民幣千元 | 小計 人民幣千元 | 總額 人民幣千元 |
|---|---|---|---|---|---|---|
| 無抵押銀行貸款： | | | | | | |
| — 固定年利率5.49% | 400,000 | 1,063,000 | 600,000 | — | 1,663,000 | 2,063,000 |
| **本公司** | 400,000 | 1,063,000 | 600,000 | — | 1,663,000 | 2,063,000 |
| 有抵押銀行貸款： | | | | | | |
| — 固定年利率5.76% | 20,267 | 4,054 | 121,605 | 104,074 | 229,733 | 250,000 |
| **本集團** | 420,267 | 1,067,054 | 721,605 | 104,074 | 1,892,733 | 2,313,000 |

## 24 可轉換債券

| | 本集團及本公司 | |
|---|---|---|
| | **2004** | 2003 |
| | **人民幣千元** | 人民幣千元 |
| 於1月1日可轉換債券賬面值 | **5,269** | 9,264 |
| 轉發為A股(註釋26) | **(1,851)** | (4,216) |
| 贖回可轉換債券 | **—** | (1) |
| 交易成本攤銷 | **7** | 19 |
| 可轉換債券貼現攤銷 | **85** | 203 |
| 於12月31日可轉換債券賬面值 | **3,510** | 5,269 |
| 減：一年內到期部分 | **(3,510)** | — |
| | **—** | 5,269 |

最初在股東權益內確認的可轉換債券款額已扣除應佔交易費用人民幣2,437,000元(二零零四年十二月三十一日：人民幣6,000元；二零零三年十二月三十一日：人民幣9,000元)。

本公司在二零零零年三月十五日發行了合共人民幣1,500,000,000元的可轉換債券(「可轉換債券」)。可轉換債券在深圳證券交易所(「深交所」)上市，並由鞍鋼集團提供擔保。持有人可在二零零零年九月十四日至二零零五年三月十三日期間選擇以每股人民幣3.3元的轉換價，把債券轉為每股面值人民幣1元的本公司A股(「A股」)。根據可轉換債券的相關條款，債券的轉換價於二零零四年六月二十一日修改為每股人民幣2.83元。全面行使可轉換債券所附帶的轉換權可導致本公司發行A股455,197,723股。

本公司於每年三月十四日應付按年利率1.2% 計算的可轉換債券利息。

倘若本公司A股於深交所的收盤價在連續二十個交易日均不低於轉換價的130% ，則本公司可自二零零一年三月十四日起，贖回全部或部分可轉換債券。

倘若深交所A股的收盤價在連續二十個交易日均低於轉換價的70% ，則可轉換債券持有人可要求本公司在到期日前半年(即二零零四年九月十四日至二零零五年三月十三日)內贖回全部或部分可轉換債券。

## 21 銀行存款

| | 本集團及本公司 | |
|---|---|---|
| | **2004** | 2003 |
| | **人民幣千元** | 人民幣千元 |
| 銀行存款 | **934,450** | 490,000 |
| 減：由存款日起計三個月內到期的銀行存款(註譯22) | **—** | (200,000) |
| | **934,450** | 290,000 |

## 22 現金及現金等價物

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | **人民幣千元** | 人民幣千元 | **人民幣千元** | 人民幣千元 |
| 銀行結餘 | **1,813,683** | 2,116,976 | **1,770,609** | 2,090,613 |
| 加：由存款日起計三個月內到期的銀行存款(註釋21) | **—** | 200,000 | **—** | 200,000 |
| | **1,813,683** | 2,316,976 | **1,770,609** | 2,290,613 |

## 23 應付賬款

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | **人民幣千元** | 人民幣千元 | **人民幣千元** | 人民幣千元 |
| 應付款項 | **225,379** | 194,462 | **220,770** | 194,462 |
| 應付票據 | **220,899** | 1,259,594 | **220,899** | 1,259,594 |
| | **446,278** | 1,454,056 | **441,669** | 1,454,056 |

應付賬款的賬齡分析如下：

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | **人民幣千元** | 人民幣千元 | **人民幣千元** | 人民幣千元 |
| 即時到期 | **191,955** | 160,853 | **191,955** | 160,853 |
| 三個月內到期 | **147,304** | 749,191 | **142,695** | 749,191 |
| 三個月後但六個月內到期 | **107,019** | 544,012 | **107,019** | 544,012 |
| | **446,278** | 1,454,056 | **441,669** | 1,454,056 |

## 19 存貨

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ***人民幣千元*** | *人民幣千元* | ***人民幣千元*** | *人民幣千元* |
| 原材料 | **391,675** | 252,877 | **357,446** | 242,186 |
| 在製品 | **291,093** | 166,244 | **291,093** | 166,244 |
| 製成品 | **722,802** | 440,087 | **631,453** | 429,060 |
| 備品備件、工具及輔料 | **815,842** | 581,075 | **788,835** | 568,920 |
| | **2,221,412** | 1,440,283 | **2,068,827** | 1,406,410 |
| 可變現淨值列報的存貨 | **58,925** | 36,391 | **—** | 36,391 |

## 20 應收賬款

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ***人民幣千元*** | *人民幣千元* | ***人民幣千元*** | *人民幣千元* |
| 應收款項 | **128,647** | 84,749 | **56,716** | 84,749 |
| 應收票據 | **1,425,868** | 2,097,812 | **1,425,868** | 2,097,812 |
| | **1,554,515** | 2,182,561 | **1,482,584** | 2,182,561 |

應收賬款的賬齡分析如下:

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ***人民幣千元*** | *人民幣千元* | ***人民幣千元*** | *人民幣千元* |
| 少於三個月 | **1,164,599** | 1,721,799 | **1,092,668** | 1,721,799 |
| 多於三個月但少於十二個月 | **389,916** | 460,762 | **389,916** | 460,762 |
| | **1,554,515** | 2,182,561 | **1,482,584** | 2,182,561 |

本集團要求客戶在付運貨物前以現金或票據預付全數貨款。本集團只會在經過磋商後,允許有良好交易紀錄的部分主要客戶以3個月為期賒賬。

本公司其中一家合營公司以在二零零四年十二月三十一日賬面值為人民幣143,862,000元(二零零三年:零)的應收賬款,作為註釋25所述一筆銀團貸款的抵押。

## 17 於聯營公司的投資

| | 本集團及本公司 | |
|---|---|---|
| | **2004** | 2003 |
| | ***人民幣千元*** | *人民幣千元* |
| 非上市股份(按成本) | **30,564** | 14,400 |
| 所佔利潤 | **239** | 6 |
| | **30,803** | 14,406 |

本公司在聯營公司的權益詳情如下：

| | | | | 股本權益比例 | | |
|---|---|---|---|---|---|---|
| | **業務結構** | **註冊成立與** | | **本集團** | **本公司** | |
| **公司名稱** | **形式** | **經營地點** | **註冊資本** | **實質權益** | **所佔權益** | **主要業務** |
| 鞍鋼瀋陽鋼材加工配送有限公司(「鞍鋼瀋陽」) | 合資 | 中國 | 人民幣4,800萬元 | 30% | 30% | 鋼材銷售、加工及分銷 |
| 蒂森克虜伯鞍鋼中瑞(長春)激光拼焊板有限公司 | 中外合資 | 中國 | 500萬美元 | 39% | 39% | 激光拼焊板生產及銷售 |

## 18 其他投資

| | 本集團及本公司 | |
|---|---|---|
| | **2004** | 2003 |
| | ***人民幣千元*** | *人民幣千元* |
| 非上市股本證券 | **10,500** | — |

## 16 合營公司權益

| 本公司 | 2004<br>人民幣千元 | 2003<br>人民幣千元 |
|---|---|---|
| 非上市股份(按成本) | **268,305** | 248,305 |
| 應佔虧損 | **(72,922)** | (14,049) |
| | **195,383** | 234,256 |

本公司在合營公司的權益詳情如下:

| 單位名稱 | 業務結構形式 | 註冊成立與經營地點 | 註冊/投入資本 | 股本權益比例 本集團實質權益 | 本公司所佔權益 | 主要業務 |
|---|---|---|---|---|---|---|
| 鞍鋼新軋-蒂森克虜伯鍍鋅鋼板有限公司(「鞍蒂公司」) | 中外合資 | 中國 | 6,000萬美元 | 50% | 50% | 生產及銷售成卷的熱鍍鋅及合金化鋼板材和帶材產品 |
| 鞍鋼新軋-新船重工大連鋼材加工配送有限公司(「鞍新公司」) | 合資 | 中國 | 人民幣4,000萬元 | 50% | 50% | 鋼材銷售、加工及分銷 |

綜合財務報表包括下列本集團於合營公司資產與負債、收入及費用中的權益:

| | 2004<br>人民幣千元 | 2003<br>人民幣千元 |
|---|---|---|
| 非流動資產 | **549,870** | 512,867 |
| 流動資產 | **281,655** | 94,718 |
| 非流動負債 | **(344,548)** | (229,733) |
| 流動負債 | **(291,594)** | (143,596) |
| 淨資產 | **195,383** | 234,256 |
| 收入 | **437,970** | — |
| 費用 | **(496,843)** | (9,263) |
| | **(58,873)** | (9,263) |

本公司以所持鞍蒂公司的權益,作為該公司所得的一筆銀團貸款(註釋25)的抵押。

## 14 在建工程

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ***人民幣千元*** | *人民幣千元* | ***人民幣千元*** | *人民幣千元* |
| 1月1日結餘 | **1,122,923** | 2,327,558 | **670,914** | 2,097,302 |
| 購入 | **708,716** | 1,607,941 | **648,471** | 1,382,336 |
| | **1,831,639** | 3,935,499 | **1,319,385** | 3,479,638 |
| 轉入物業、廠房及設備(註釋12) | **(1,220,141)** | (2,812,576) | **(707,915)** | (2,808,724) |
| 12月31日結餘 | **611,498** | 1,122,923 | **611,470** | 670,914 |
| **在建工程包括:** | | | | |
| 改造現有生產廠房 | **611,470** | 670,914 | **611,470** | 670,914 |
| 大連鍍鋅鋼板生產線 | **—** | 452,009 | **—** | — |
| 鞍新公司鋼配中心生產線 | **28** | — | **—** | — |
| 12月31日結餘 | **611,498** | 1,122,923 | **611,470** | 670,914 |

本公司其中一家合營公司以在二零零三年十二月三十一日賬面值為人民幣904,018,000元的在建工程,作為註釋25所述一筆銀團貸款的抵押。該項在建工程於二零零四年內完成,並已轉入物業、廠房及設備內。

## 15 預付租賃

預付租賃是指中國境內土地的土地使用權。本公司及本集團的土地使用權剩餘有效期為43至48年。

本公司其中一家合營公司以於二零零四年十二月三十一日賬面值為人民幣42,514,000元(二零零三年:人民幣43,418,000元)的土地使用權,作為註釋25所述一筆銀團貸款的抵押。

## 12 物業、廠房及設備(續)

**(c)** 本集團的所有建築物均位於中國境內。

**(d)** 根據國有資產管理局於一九九七年三月三十一日發出的文件,本公司於一九九六年十二月三十一日從其最終控股公司—鞍山鋼鐵集團公司(「鞍鋼集團」)接管的物業、廠房及設備價值釐定為人民幣2,848,221,000元。正如中國的相關法規所規定,有關數額是按照一家於國內註冊的估值公司—中評資產評估事務所以折餘重置成本為基礎,對一九九六年十二月三十一日的物業、廠房及設備(包括土地使用權)所進行的估值釐定的。這次估值屬一次性,確定了本公司所接管的物業、廠房及設備的設定成本。

**(e)** 本公司其中一家合營公司以在二零零四年十二月三十一日賬面值為人民幣972,326,000元(二零零三年:人民幣25,426,000元)的物業、廠房及設備,作為註釋25 所述一筆銀團貸款的抵押。

## 13 無形資產

| 本集團 | 工業技術<br>*人民幣千元* |
|---|---|
| **成本:** | |
| 2004年1月1日結餘 | 12,819 |
| 購入 | 15,411 |
| 2004年12月31日結餘 | 28,230 |
| **累計攤銷:** | |
| 2004年1月1日結餘 | — |
| 年度攤銷 | 1,531 |
| 2004年12月31日結餘 | 1,531 |
| **賬面淨值:** | |
| 2004年12月31日 | 26,699 |
| 2003年12月31日 | 12,819 |

## 12 物業、廠房及設備(續)

### (b) 本公司

| | 建築物<br>人民幣千元 | 廠房、機器<br>及設備<br>人民幣千元 | 運輸車輛<br>及其他<br>相關設備<br>人民幣千元 | 合計<br>人民幣千元 |
|---|---|---|---|---|
| **成本或估值:** | | | | |
| 2004年1月1日 | 1,477,599 | 6,540,751 | 452,149 | 8,470,499 |
| 重新分類 | (52,276) | 34,586 | 17,690 | — |
| 購入 | 20,629 | 4,562 | 7,961 | 33,152 |
| 轉自在建工程(註釋14) | 30,022 | 557,723 | 120,170 | 707,915 |
| 處置 | — | (3,247) | (726) | (3,973) |
| 2004年12月31日 | 1,475,974 | 7,134,375 | 597,244 | 9,207,593 |
| **代表:** | | | | |
| 成本 | 814,127 | 5,685,498 | 466,506 | 6,966,131 |
| 估值 - 1996 | 661,847 | 1,448,877 | 130,738 | 2,241,462 |
| | 1,475,974 | 7,134,375 | 597,244 | 9,207,593 |
| **累計折舊:** | | | | |
| 2004年1月1日 | 191,168 | 1,615,923 | 224,163 | 2,031,254 |
| 重新分類 | (1,127) | 746 | 381 | — |
| 年度折舊 | 95,134 | 619,182 | 57,590 | 771,906 |
| 沖回已提折舊 | — | (1,774) | (235) | (2,009) |
| 2004年12月31日 | 285,175 | 2,234,077 | 281,899 | 2,801,151 |
| **賬面淨值:** | | | | |
| 2004年12月31日 | 1,190,799 | 4,900,298 | 315,345 | 6,406,442 |
| 2003年12月31日 | 1,286,431 | 4,924,828 | 227,986 | 6,439,245 |

## 12 物業、廠房及設備

### (a) 本集團

| | 建築物<br>人民幣千元 | 廠房、機器及設備<br>人民幣千元 | 運輸車輛及其他相關設備<br>人民幣千元 | 合計<br>人民幣千元 |
|---|---|---|---|---|
| **成本或估值：** | | | | |
| 2004年1月1日 | 1,481,451 | 6,549,785 | 457,687 | 8,488,923 |
| 重新分類 | (52,276) | 34,586 | 17,690 | — |
| 購入 | 20,629 | 9,928 | 8,666 | 39,223 |
| 轉自在建工程(註釋14) | 125,262 | 962,095 | 132,784 | 1,220,141 |
| 處置 | — | (3,247) | (726) | (3,973) |
| 2004年12月31日 | 1,575,066 | 7,553,147 | 616,101 | 9,744,314 |
| **代表：** | | | | |
| 成本 | 913,219 | 6,104,270 | 485,363 | 7,502,852 |
| 估值 - 1996 | 661,847 | 1,448,877 | 130,738 | 2,241,462 |
| | 1,575,066 | 7,553,147 | 616,101 | 9,744,314 |
| **累計折舊：** | | | | |
| 2004年1月1日 | 191,182 | 1,616,082 | 224,977 | 2,032,241 |
| 重新分類 | (1,127) | 746 | 381 | — |
| 年度折舊 | 98,499 | 647,340 | 60,167 | 806,006 |
| 沖回已提折舊 | — | (1,774) | (235) | (2,009) |
| 2004年12月31日 | 288,554 | 2,262,394 | 285,290 | 2,836,238 |
| **賬面淨值：** | | | | |
| 2004年12月31日 | 1,286,512 | 5,290,753 | 330,811 | 6,908,076 |
| 2003年12月31日 | 1,290,269 | 4,933,703 | 232,710 | 6,456,682 |

## 11 每股盈利(續)

### (b) 每股攤薄盈利

每股攤薄盈利是按股東應佔利潤人民幣1,797,587,000元(二零零三年:人民幣1,433,002,000元)及已調整剩餘可轉換債券影響的股份加權平均數2,964,017,000股(二零零三年:2,963,219,000股)計算:

已發行股份加權平均數(攤薄)

| (千股) | 2004 | 2003 |
|---|---|---|
| 12月31日的已發行股份加權平均數 | **2,962,761** | 2,961,419 |
| 餘下可轉換債券轉股影響 | **1,256** | 1,800 |
| 12月31日的已發行股份加權平均數(攤薄) | **2,964,017** | 2,963,219 |

由於餘下可轉換債券所產生的利息已資本化為在建工程,故餘下可轉換債券轉股不會影響股東應佔利潤。

## 9 股利(續)

### (b) 與上一財政年度有關，並已於年內核准及支付的股利

| | 2004<br>人民幣千元 | 2003<br>人民幣千元 |
|---|---|---|
| 與上一財政年度有關，並已於年內核准及支付末期股利每股人民幣20分(2003年：每股人民幣10分) | **592,563** | 296,149 |

就有關截至二零零三年十二月三十一日止年度的股利，擬派末期股利與年度核准及支付股利之間的差額，是指股東名冊截止日期前就可轉換債券轉股而向股份持有人額外派發的股利。

## 10 股東應佔利潤

股東應佔利潤人民幣1,797,587,000元已全數在本公司財務報表內處理(二零零三年：人民幣1,433,002,000元)。

## 11 每股盈利

### (a) 每股基本盈利

每股基本盈利是按股東應佔利潤人民幣1,797,587,000元(二零零三年：人民幣1,433,002,000元)及下列本年度內已發行股份的加權平均數2,962,761,000股(二零零三年：2,961,419,000股)計算：

已發行股份加權平均數

| (千股) | 2004 | 2003 |
|---|---|---|
| 1月1日的已發行股份 | **2,962,309** | 2,960,874 |
| 可轉換債券轉股的影響 | **452** | 545 |
| 12月31日的已發行股份加權平均數 | **2,962,761** | 2,961,419 |

## 8 董事及監事酬金和最高酬金人士

董事及監事酬金：

| | **2004**<br>***人民幣千元*** | 2003<br>*人民幣千元* |
|---|---|---|
| 袍金 | **292** | 240 |
| 薪金及其他酬金 | **1,526** | 1,414 |
| 酌定獎金 | **—** | — |
| 退休計劃供款 | **389** | 361 |
| | **2,207** | 2,015 |

董事及監事酬金包括本年度應付獨立非執行董事的袍金人民幣130,000元(二零零三年：人民幣120,000元)。

董事及監事的酬金均在以下範圍內：

| **港幣** | **折合人民幣** | **董事及監事人數** | |
|---|---|---|---|
| | | **2004** | 2003 |
| 0元至1,000,000元 | 0元至1,060,000元 | **16** | 16 |

本集團在二零零四年及二零零三年最高薪酬的五位人士均為本集團的執行董事，他們的酬金已載於上文。

## 9 股利

### (a) 與本年度有關的股利

| | **2004**<br>***人民幣千元*** | 2003<br>*人民幣千元* |
|---|---|---|
| 於結算日後擬派末期股利每股人民幣30分<br>(2003年：每股人民幣20分) | **888,883** | 592,462 |

根據在二零零五年三月十六日董事會會議通過的決議，擬於股東大會建議派發末期股利每股人民幣30分(二零零三年：人民幣20分)，合計人民幣888,883,000元(二零零三年：人民幣592,462,000元)。

於結算日後擬派的末期股利尚未在相關結算日確認為負債。

# 7 所得稅(續)

## (b) 遞延稅項(續)

(ii) 本年度的臨時差異變動如下：

| 本集團 | 2004年1月1日結餘 人民幣千元 | 在利潤表內確認(註釋7(a)) 人民幣千元 | 確認為股東權益(註釋27) 人民幣千元 | 2004年12月31日結餘 人民幣千元 |
|---|---|---|---|---|
| 在建工程 | (9,245) | (360) | — | (9,605) |
| 預付租賃 | 66,074 | (1,462) | — | 64,612 |
| 開辦費用 | 8,682 | (8,676) | — | 6 |
| 可轉換債券 | (61) | 31 | 16 | (14) |
| | 65,450 | (10,467) | 16 | 54,999 |

| 本公司 | 2004年1月1日結餘 人民幣千元 | 在利潤表內確認 人民幣千元 | 確認為股東權益(註釋27) 人民幣千元 | 2004年12月31日結餘 人民幣千元 |
|---|---|---|---|---|
| 在建工程 | (9,245) | (360) | — | (9,605) |
| 預付租賃 | 65,863 | (1,497) | — | 64,366 |
| 可轉換債券 | (61) | 31 | 16 | (14) |
| | 56,557 | (1,826) | 16 | 54,747 |

# 7 所得稅(續)

## (b) 遞延稅項

(i) 遞延稅項資產與(負債)由以下項目組成:

| 本集團 | 資產 | | 負債 | | 淨額 | |
|---|---|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 |
| | **人民幣千元** | 人民幣千元 | **人民幣千元** | 人民幣千元 | **人民幣千元** | 人民幣千元 |
| 在建工程 | **—** | — | **(9,605)** | (9,245) | **(9,605)** | (9,245) |
| 預付租賃 | **64,612** | 66,074 | **—** | — | **64,612** | 66,074 |
| 開辦費用 | **6** | 8,682 | **—** | — | **6** | 8,682 |
| 可轉換債券 | **—** | — | **(14)** | (61) | **(14)** | (61) |
| 稅項資產/(負債) | **64,618** | 74,756 | **(9,619)** | (9,306) | **54,999** | 65,450 |
| 抵銷稅項 | **(9,619)** | (9,306) | **9,619** | 9,306 | **—** | — |
| 淨稅項資產 | **54,999** | 65,450 | **—** | — | **54,999** | 65,450 |

| 本公司 | 資產 | | 負債 | | 淨額 | |
|---|---|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 | **2004** | 2003 |
| | **人民幣千元** | 人民幣千元 | **人民幣千元** | 人民幣千元 | **人民幣千元** | 人民幣千元 |
| 在建工程 | **—** | — | **(9,605)** | (9,245) | **(9,605)** | (9,245) |
| 預付租賃 | **64,366** | 65,863 | **—** | — | **64,366** | 65,863 |
| 可轉換債券 | **—** | — | **(14)** | (61) | **(14)** | (61) |
| 稅項資產/(負債) | **64,366** | 65,863 | **(9,619)** | (9,306) | **54,747** | 56,557 |
| 抵銷稅項 | **(9,619)** | (9,306) | **9,619** | 9,306 | **—** | — |
| 淨稅項資產 | **54,747** | 56,557 | **—** | — | **54,747** | 56,557 |

如註釋27(c) 所述,土地使用權是以成本列賬。重估土地使用權盈餘在扣除遞延稅項資產後轉入股東權益。

## 7 所得稅(續)

### (a) 綜合利潤表中的所得稅(續)

按本公司適用稅率計算的所得稅與本年度實際稅項支出的調節如下：

| | 2004<br>**人民幣千元** | 2003<br>*人民幣千元* |
|---|---|---|
| 稅前正常業務利潤 | **2,664,460** | 1,752,435 |
| 按本公司所得稅率33% 計算的預計<br>中國所得稅稅金 | **879,271** | 578,304 |
| 免稅收入 | **(9,961)** | (656) |
| 不可扣稅支出 | **34,688** | 28,002 |
| 額外扣減* | **—** | (67,236) |
| 稅項撥回* | **(37,125)** | (218,981) |
| | **866,873** | 319,433 |

* 根據相關的中國稅務法規，本公司可就50% 的認可研究及開發費用享有額外稅務扣減，並可就購入於國內生產並用作提升技術用途的設備申請稅項撥回。

## 6 稅前正常業務利潤（續）

稅前正常業務利潤已扣除/（計入）下列各項：（續）

| | 2004<br>人民幣千元 | 2003<br>人民幣千元 |
|---|---|---|
| **(b) 其他項目：** | | |
| 存貨成本# | **19,805,512** | 12,205,920 |
| 員工費用 | | |
| — 薪金及工資、福利和其他成本# | **233,243** | 198,875 |
| — 界定供款計劃供款# | **57,029** | 50,996 |
| 員工費用總額 | **290,272** | 249,871 |
| 核數師酬金 | **3,500** | 3,710 |
| 折舊# | **806,006** | 543,941 |
| 預付租賃攤銷 | **6,357** | 3,517 |
| 維修保養# | **228,394** | 259,887 |
| 研究及開發費用 | **10,421** | 10,970 |
| 處置物業、廠房及設備損失 | **1,269** | 61,626 |

\# 存貨成本包括與薪金及工資、福利和其他成本、界定供款計劃供款、折舊以及維修保養有關的人民幣931,232,000元（二零零三年：人民幣784,896,000元）。有關數額亦已記入上表分別列示的各類開支總額中。

## 7 所得稅

### (a) 綜合利潤表中的所得稅

| | 2004<br>人民幣千元 | 2003<br>人民幣千元 |
|---|---|---|
| **即期稅項支出** | | |
| 本年度 | **856,406** | 320,204 |
| **遞延稅項支出** | | |
| 臨時差額的產生與沖回（註釋7 (b)） | **10,467** | (771) |
| 綜合利潤表內的所得稅總額 | **866,873** | 319,433 |

本年度中國所得稅準備是根據按中國相關所得稅法規所釐定，本年度的估計應稅利潤，以33%（二零零三年：33%）的稅率計算。

## 4 營業額

營業額是指扣除退貨、商業折扣、增值税及銷售附加税的準備後，已售貨品的淨發票金額總額。

## 5 其他營業收入

| | **2004** | 2003 |
|---|---|---|
| | ***人民幣千元*** | *人民幣千元* |
| 包裝物料收入 | **2,026** | 4,857 |
| 銷售廢鋼收入 | **93,439** | 30,628 |
| 保險賠償金 | **9,598** | — |
| 其他 | **969** | 2,010 |
| | **106,032** | 37,495 |

## 6 税前正常業務利潤

税前正常業務利潤已扣除/（計入）下列各項：

| | **2004** | 2003 |
|---|---|---|
| | ***人民幣千元*** | *人民幣千元* |
| **(a) 淨財務成本/（收入）：** | | |
| 利息及其他借貸成本 | **136,903** | 117,636 |
| 減：資本化為在建工程的數額* | **(23,855)** | (100,203) |
| 淨利息費用 | **113,048** | 17,433 |
| 淨匯兑差額 | **30,553** | 705 |
| 減：資本化為在建工程的數額 | **643** | 1,033 |
| 淨匯兑虧損 | **31,196** | 1,738 |
| 利息收入 | **(24,952)** | (21,203) |
| 銀行費用 | **551** | 1,739 |
| | **119,843** | (293) |

* 借貸成本按每年5.53%（二零零三年：5.51%）的平均比率資本化為在建工程。

## 2 主要會計政策(續)

### (x) 對沖確認承擔及預測交易

若以金融工具對沖確認承擔或很有可能達成的預測交易所產生的現金流量變動，該金融工具所產生的任何損益的有效部分將直接確認為權益。當確認承擔或預測交易最終導致某項資產或負債的確認，其相關的累積損益應從權益中除去，並計入該項資產或負債的起始價值。否則，累積損益應從權益中除去，並在對沖交易進行的同時在利潤表內確認。任何損益的無效部分應立即在利潤表內確認。衍生金融工具時間價值的變動所產生的任何損益並不被考慮作衡量對沖活動的效益，並會即時在利潤表內確認。

### (y) 關連人士

就本財務報表而言，如果本集團能夠直接或間接監控另一方人士或對另一方人士的財務及經營決策發揮重大的影響力，或另一方人士能夠直接或間接監控本集團或對本集團的財務及經營決策發揮重大的影響力，或本集團與另一方人士均受制於共同的監控或共同的重要影響下，有關人士即被視為本集團的關連人士。關連人士可以是個人或公司。

### (z) 分部報告

分部是指本集團的可分部門，負責提供產品或服務(業務分部)，或在一個特定的經濟環境中提供產品或服務(地區分部)，而其風險及報酬均有別於其他分部。

## 3 分部匯報

本集團主要以生產和銷售鋼材的單一業務分部營運。按照客戶所在地劃分的分部收入如下：

| | **2004**<br>***人民幣千元*** | 2003<br>*人民幣千元* |
|---|---|---|
| 收入 | | |
| 中國 | **18,589,119** | 13,835,841 |
| 其他國家 | **4,588,744** | 646,307 |
| | **23,177,863** | 14,482,148 |

本集團的所有資產均位於中國境內。

## 2 主要會計政策(續)

### (t) 減值損失(續)

(i) 可收回數額的計算

資產的可收回數額以其售價淨額和使用價值兩者中的較高數額為準。在評估使用價值時，會利用除稅前貼現率將估計未來現金流量貼現至現值。該貼現率須能反映市場當時所評估的金錢時間值和資產的獨有風險。如果資產不能產生實質上獨立的現金流入，則可收回數額按資產所屬的產生現金單位釐定。

(ii) 減值損失的逆轉

假如釐定可收回數額的估計出現有利變動，減值損失便會逆轉。

減值損失的沖回只限於在進行有關逆轉後， 賬面值不超過該資產在沒有確認減值損失時的原有賬面值減折舊或攤銷後得出的價值。所逆轉的減值損失在確認逆轉的年度內撥入利潤表。

### (u) 退休福利

界定供款退休計劃的供款責任在產生時於利潤表內確認為支出。詳情載於註釋32。

### (v) 股利

股利在已宣佈或已批准派發期間確認為負債。

### (w) 外幣交易的換算

以外幣計價的交易按交易當日的匯率換算。

以外幣為單位的貨幣性資產與負債則按結算日的匯率換算為人民幣。

除合資格資本化為在建工程的外幣匯兑差額以外，其他外幣匯兑差額均撥入利潤表內處理(見會計政策f)。

## 2 主要會計政策（續）

### (r) 研究及開發費用

研究及開發費用包括直接屬於研究及開發活動，或可按合理基準分配至這些活動的所有費用。鑑於本集團的研究及開發活動的性質，並無任何開發費用符合將之確認為資產的準則，故研究及開發費用均在產生的期間確認為支出。

### (s) 所得稅

按本年度利潤或虧損計算的所得稅包括即期稅項及遞延稅項。除卻與直接確認為股東權益的項目有關的所得稅是在股東權益賬內確認外，所得稅均在利潤表內確認。

即期稅項是根據本年度應稅所得以在結算日施行或實質上施行的稅率計算的預計應付稅項，以及就以往年度應付稅項作出的任何調整。

遞延稅項是按負債法計算，就資產與負債在作出財務匯報時的賬面值與計稅所用的數額之間的臨時差異計提準備。所提撥的遞延稅項數額是根據把資產與負債的賬面值變現或結算的預期情況，以在結算日施行或實質上施行的稅率計算。

遞延稅項資產只會在未來應課稅溢利有可能用作抵銷有關遞延稅項資產時才確認。遞延稅項資產會減記至有關稅務利益不可能再變現的程度。

預期可用作抵銷未來應稅利潤的虧損稅值，會在適當程度上抵銷在相同法定納稅單位及司法管轄區內的遞延稅項負債，但不得用以抵銷另一法定納稅單位的應稅利潤。

### (t) 減值損失

除存貨（見會計政策i）及遞延稅項資產（見會計政策s）以外，本集團資產的賬面值會在每個結算日予以審閱，以釐定是否有任何減值跡象。如有減值跡象，則需估計資產的可收回數額。如資產或其產生現金的單位的賬面值超過其可收回數額，便須確認減值損失。減值損失會在利潤表內確認。

## 2 主要會計政策(續)

### (m) 應付賬款及其他應付款

應付賬款及其他應付款按成本列賬。

### (n) 準備及或然負債

如本集團須就過往的事項承擔法律責任或推定責任，而且很可能需要為履行有關責任而導致經濟效益流失，並可作出可靠的估計，便須就不肯定時間或數額的負債在資產負債表內確認準備。如果金錢時間值較大，則按預計履行責任所需開支的現值計列準備。

倘若不大可能涉及經濟效益的流失，或是無法對有關數額作出可靠的估計，便會將負債披露為或然負債；但如流失經濟效益的可能性極低則除外。須視乎某宗或多宗未來事件是否發生才能確定存在與否的可能責任，亦會披露為或然負債；但如流失經濟效益的可能性極低則除外。

### (o) 收入確認

銷售收入在所有權的重大風險及回報轉移給買方時在利潤表內確認。假如在收回到期價款，相關成本或退貨的可能性方面存在重大的不明朗因素或持續地牽涉於貨品的管理時，便不會確認收入。

### (p) 淨財務成本/收入

淨財務成本/收入包括在利潤表內確認的應付借款利息、應收銀行存款利息、匯兑損益及對沖工具的損益(見會計政策w)。

利息收入是在產生時按實際利息法在利潤表確認。

除直接用作收購、建設或生產需要相當長時間才可以投入預定用途的資產的借貸成本予以資本化外，借貸成本均在產生時作為淨財務成本/收入列支。

### (q) 維修保養費用

維修保養費用(包括大修成本)在產生時列支。

## 2 主要會計政策(續)

### (h) 預付租賃

預付租賃是指向中國土地管理部門支付的土地使用權金額。土地使用權按成本入賬，並按相關租賃期以直線法攤銷。

### (i) 存貨

除備品備件及工具外，存貨按成本及可變現淨值之較低者計價列賬。

可變現淨值是指扣除估計完工所需成本及估計銷售所需費用後，在日常業務中出售該項目之銷售所得款項。存貨成本是按加權平均成本法計算，包括獲得存貨並將之運往現址及變成現狀的費用。倘屬製成品及在製品，存貨成本則包括按正常產能計算適當比例的生產經常費用。

備品備件及工具按成本扣除陳舊準備列賬。

### (j) 現金等價物

現金等價物包括由存入日起計三個月內到期的定期存款。現金等價物以與公允價值相若的成本列賬。

### (k) 應收賬款及其他應收款

應收賬款及其他應收款以成本減減值損失(見會計政策t)列賬。

### (l) 可轉換債券

如已發行股份的數量不會隨公允價值的變動而改變，則可供持有人轉為股本的可轉換債券是作為包含負債和權益兩部分的複合金融工具列賬。

可轉換債券的負債部分按未來利息和本金的現值計算，而未來利息和本金的現值是以無轉換權的同類負債所適用的市場利率貼現計算。負債部分在扣除未攤銷交易成本及未攤銷可轉換債券貼現後列賬(見下文)。

權益部分按發行所得款項超過負債部分計算。

發行可轉換債券所產生的交易成本按發行所得款項的分配比例計算債券各組成部分的應佔交易成本。

可轉換債券貼現是指上文所述的權益，並用作抵銷負債部分的數額。可轉換債券貼現按實際利率法攤銷為利息支出，直至債券換股或到期為止。

負債部分的應佔交易成本按實際利息法攤銷為利息支出，直至債券換股或到期為止。

債券換股時，負債部分、已沒收應計利息及有關的權益部分將構成發行股份的價款。

## 2 主要會計政策(續)

### (e) 物業、廠房及設備

(i) 物業、廠房及設備以成本或估值(見註釋12(d))減累計折舊(見下文)和減值損失(見會計政策t)列賬。資產的成本包括採購價及任何將資產變成可用狀態及運往現址作擬定用途的直接應佔成本。資產投入使用後所產生的費用，只會在其使物業、廠房及設備所包含的未來經濟效益增加時才會予以資本化。所有其他費用會在產生時記入該期間的利潤表。

(ii) 報廢或出售物業、廠房及設備所產生的損益是以資產的出售所得淨額與賬面值之間的差額釐定，並在報廢或出售當日在利潤表內確認為收入或支出。

(iii) 折舊是根據下列資產的預計可使用年限，在扣除估計殘值後以直線法沖銷其成本或估值(如適當)計提準備：

| | |
|---|---|
| 建築物 | 10年至40年 |
| 廠房、機器及設備 | 5年至20年 |
| 運輸車輛及其他相關設備 | 4年至15年 |

### (f) 在建工程

在建工程是指興建中和待安裝的建築物、各類廠房及設備，並按成本減減值損失(見會計政策t)列賬。成本包括直接建築成本、利息費用、在建期間被視為利息費用調整及相關借入資金的匯兌差額，以及其他指定金融工具的匯兑差額(見會計政策w)。

在資產大致可作擬定用途時，這些成本便會停止資本化，在建工程亦會轉入物業、廠房及設備項內。

在建工程不計提折舊準備。

### (g) 無形資產

本集團購入的無形資產按成本減去累計攤銷(見下文)及減值損失(見會計政策t)後列賬。

資本化無形資產的其後開支只會在令相關的特定資產所產生的未來經濟效益增加時予以資本化。所有其他開支均在產生時列支。

攤銷是在預計可用年限十二年內以直線法計入利潤表。

## 2 主要會計政策(續)

### (c) 合併基準

(i) 聯營公司

聯營公司是指本集團對其財務及經營決策有重大影響力但並非控制的企業。綜合財務報表載有按權益法佔聯營公司可確認的利潤及虧損總額的部分，由本集團對該聯營公司發揮重大影響力開始當日至停止當日計算。當本集團分擔聯營公司的虧損大於本集團的所持權益，該投資的賬面值會減至零；除非本集團另有法律責任、推定責任或曾代聯營公司付款，否則會停止分擔聯營公司的虧損。

(ii) 合營公司

合營公司是指本集團根據合約安排，可共同控制其運作的企業。綜合財務報表載有本集團由共同控制開始當日起至共同控制結束當日止，在各合營公司所佔按相似性質劃分的資產與負債及收入與支出項目。

(iii) 綜合賬項時抵銷的交易

集團內部往來的餘額和集團內部交易所產生的未變現利潤與虧損或收入與支出，均在編製綜合財務報表時抵銷。抵銷與聯營公司及合營公司進行交易所產生的未變現利潤以本集團在該公司的權益為限。未變現虧損的抵銷方法與未變現利潤相同，但抵銷額只限於沒有證據顯示已出現減值。

### (d) 投資

於聯營公司或合營公司的投資是按權益法記入本公司的資產負債表，並且先以成本入賬，然後就本公司佔該聯營公司或合營公司淨資產在收購後的變動作出調整。然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或該公司是長期在嚴格限制條件下經營，以致其向本公司轉移資金的能力嚴重受損，則這些投資會按公允價值入賬。公允價值的變動於產生時在利潤表確認。

抵銷與聯營公司及合營公司進行交易所產生的未變現利潤以本集團在該公司的權益為限。與聯營公司及合營公司進行交易所產生的未變現利潤會抵銷於聯營公司或合營公司的投資。未變現虧損的抵銷方法與未變現利潤相同，但抵銷額只限於沒有證據顯示已出現減值。

其他投資為非上市股本證券，並以成本減減值損失(見會計政策t)列賬。

## 1 公司背景

鞍鋼新軋鋼股份有限公司(「本公司」)於一九九七年五月八日在中華人民共和國(「中國」)成立為股份有限公司。本公司及合營公司(「本集團」)的主要業務為生產及銷售冷軋薄板、鍍鋅鋼板、綫材、厚板、大型鋼材及鋼坯。

## 2 主要會計政策

### (a) 遵例聲明

本財務報表是按照國際會計準則委員會所頒佈的《國際財務報告準則》編製。《國際財務報告準則》包括《國際會計準則》及相關解釋。

本財務報表同時符合香港《公司條例》的披露要求,以及適用的《香港聯合交易所有限公司證券上市規則》的披露規定(「上市規則」)。

以下是本集團採用的主要會計政策概要。

本公司亦編製符合中國會計準則的財務報表。根據《國際財務報告準則》及中國會計準則編製的本集團和本公司淨利潤及股東權益的調節表載於第172至第173頁。

國際會計準則委員會已頒佈多項全新及經修訂的《國際財務報告準則》,並於二零零五年一月一日或其後開始之會計年度生效。本集團已就該等新《國際財務報告準則》之影響進行評估,惟未能確定該等新《國際財務報告準則》會否對其經營業績及財務狀況造成重大影響。

### (b) 編製基準

本財務報表以人民幣千元為單位列示。除部分物業、廠房及設備按賬面值入賬外(見註釋12(d)),財務報表是以歷史成本基準編製。本集團貫徹採用以往年度相同的會計政策。

根據《國際財務報告準則》,管理層在編製財務報表時需要作出判斷、估計和假設,這些判斷、估計和假設會影響會計政策的應用和資產與負債及收入與支出的匯報數額。這些估計和相關假設是根據以往經驗和在當時情況下認為合理的多項其他因素作出,其結果構成了管理層就無法從其他途徑即時得知的資產與負債賬面值所作判斷的基礎。實際業績可能有別於這些估計。

這些估計和相關假設是按持續經營基準審閱。假如會計估計的修訂只會影響作出有關修訂的會計期間,便會在該期間內確認;但如對當期和未來的會計期間均有影響,則會在作出有關修訂的期間和未來期間確認。

| | 註釋 | 2004<br>人民幣千元 | 2003<br>人民幣千元 |
|---|---|---|---|
| **經營活動** | | | |
| 經營活動現金流量 | 29 | **2,094,497** | 2,172,745 |
| 已收利息 | | **25,613** | 21,014 |
| 已付利息 | | **(135,647)** | (117,920) |
| 已付所得稅 | | **(589,257)** | (392,019) |
| **經營活動現金流量淨額** | | **1,395,206** | 1,683,820 |
| **投資活動** | | | |
| 資本開支 | | **(746,414)** | (1,256,876) |
| 處置物業、廠房及設備所得款項 | | **670** | 1,593 |
| 投資聯營公司 | | **(16,164)** | (14,400) |
| 其他投資 | | **(10,500)** | — |
| 三個月後到期的定期存款增加 | | **(644,450)** | (290,000) |
| **投資活動現金流量淨額** | | **(1,416,858)** | (1,559,683) |
| **融資活動** | | | |
| 已付股利 | | **(592,563)** | (296,149) |
| 借貸所得現金 | | **555,349** | 975,000 |
| 償還銀行貸款 | | **(420,267)** | (190,000) |
| 贖回可轉換債券 | | **—** | (1) |
| **融資活動現金流量淨額** | | **(457,481)** | 488,850 |
| **現金及現金等價物(減少)/增加淨額** | | **(479,133)** | 612,987 |
| **1月1日的現金及現金等價物** | | **2,316,976** | 1,702,051 |
| **所持現金的匯率變動影響** | | **(24,160)** | 1,938 |
| **12月31日的現金及現金等價物** | 22 | **1,813,683** | 2,316,976 |

第135頁至第171頁的註釋為本財務報表組成部分。

# 綜合股東權益變動表

*截至二零零四年十二月三十一日止年度*
*(按照《國際財務報告準則》編製)*
*(以人民幣列示)*

| | 註釋 | 股本<br>人民幣千元 | 股本溢價<br>人民幣千元 | 儲備<br>人民幣千元 | 留存利潤<br>人民幣千元 | 合計<br>人民幣千元 |
|---|---|---|---|---|---|---|
| **2003** | | | | | | |
| 2003年1月1日 | | 2,960,874 | 3,052,752 | 332,853 | 1,327,776 | 7,674,255 |
| 年度淨利潤 | | — | — | — | 1,433,002 | 1,433,002 |
| 年度轉撥 | | — | — | 286,516 | (286,516) | — |
| 可轉換債券轉股 | 26 | 1,435 | 3,168 | (387) | — | 4,216 |
| 末期股利 - 2002年 | 9(b) | — | — | — | (296,149) | (296,149) |
| 沖回有關可轉換債券的遞延稅項 | | — | — | 61 | — | 61 |
| 2003年12月31日 | | 2,962,309 | 3,055,920 | 619,043 | 2,178,113 | 8,815,385 |
| **2004** | | | | | | |
| 2004年1月1日 | | 2,962,309 | 3,055,920 | 619,043 | 2,178,113 | 8,815,385 |
| 年度淨利潤 | | — | — | — | 1,797,587 | 1,797,587 |
| 年度擬轉撥 | | — | — | 355,266 | (355,266) | — |
| 可轉換債券轉股 | 26 | 633 | 1,376 | (158) | — | 1,851 |
| 末期股利 - 2003年 | 9(b) | — | — | — | (592,563) | (592,563) |
| 沖回有關可轉換債券的遞延稅項 | 7(b) | — | — | 16 | — | 16 |
| 2004年12月31日 | | 2,962,942 | 3,057,296 | 974,167 | 3,027,871 | 10,022,276 |

第135頁至第171頁的註釋為本財務報表組成部分。

| | 註釋 | 2004<br>人民幣千元 | 2003<br>人民幣千元 |
|---|---|---|---|
| **承前總資產減流動負債** | | **10,922,276** | 10,483,654 |
| **非流動負債** | | | |
| 可轉換債券 | 24 | — | 5,269 |
| 銀行貸款 | 25 | **900,000** | 1,663,000 |
| | | **900,000** | 1,668,269 |
| **淨資產** | | **10,022,276** | 8,815,385 |
| **股東權益** | | | |
| 股本 | 26 | **2,962,942** | 2,962,309 |
| 股本溢價 | | **3,057,296** | 3,055,920 |
| 儲備 | 27 | **974,167** | 619,043 |
| 留存利潤 | | **3,027,871** | 2,178,113 |
| | | **10,022,276** | 8,815,385 |

經董事會於二零零五年三月十六日核准及授權發表。

| **劉玠** | **付吉會** |
|---|---|
| *董事長* | *董事* |

第135頁至第171頁的註釋為本財務報表組成部分。

# 資產負債表

二零零四年十二月三十一日
(按照《國際財務報告準則》編製)
(以人民幣列示)

| | 註釋 | 2004<br>人民幣千元 | 2003<br>人民幣千元 |
|---|---|---|---|
| **非流動資產** | | | |
| 物業、廠房及設備 | 12 | **6,406,442** | 6,439,245 |
| 在建工程 | 14 | **611,470** | 670,914 |
| 預付租賃 | 15 | **301,977** | 276,467 |
| 合營公司權益 | 16 | **195,383** | 234,256 |
| 於聯營公司的投資 | 17 | **30,803** | 14,406 |
| 其他投資 | 18 | **10,500** | — |
| 遞延税項資產 | 7(b) | **54,747** | 56,557 |
| | | **7,611,322** | 7,691,845 |
| **流動資產** | | | |
| 存貨 | 19 | **2,068,827** | 1,406,410 |
| 應收同系子公司款 | 31(c) | **304,561** | 487,550 |
| 應收賬款 | 20 | **1,482,584** | 2,182,561 |
| 預付款、訂金及其他應收款 | | **79,352** | 100,299 |
| 可收回所得税 | | **—** | 23,067 |
| 銀行存款 | 21 | **934,450** | 290,000 |
| 現金及現金等價物 | 22 | **1,770,609** | 2,290,613 |
| | | **6,640,383** | 6,780,500 |
| **流動負債** | | | |
| 應付賬款 | 23 | **441,669** | 1,454,056 |
| 應付所得税 | | **244,082** | — |
| 應付最終控股公司款 | 31(b) | **463** | 881 |
| 應付同系子公司款 | 31(c) | **71,029** | 810,446 |
| 其他應付款 | | **1,505,676** | 1,323,308 |
| 可轉換債券 | 24 | **3,510** | — |
| 短期銀行貸款 | 25 | **1,063,000** | 400,000 |
| | | **3,329,429** | 3,988,691 |
| **淨流動資產** | | **3,310,954** | 2,791,809 |
| **總資產減流動負債結轉** | | **10,922,276** | 10,483,654 |

| | 註釋 | 2004<br>人民幣千元 | 2003<br>人民幣千元 |
|---|---|---|---|
| **承前總資產減流動負債** | | **11,266,824** | 10,713,387 |
| **非流動負債** | | | |
| 可轉換債券 | 24 | **—** | 5,269 |
| 銀行貸款 | 25 | **1,244,548** | 1,892,733 |
| | | **1,244,548** | 1,898,002 |
| **淨資產** | | **10,022,276** | 8,815,385 |
| **股東權益** | | | |
| 股本 | 26 | **2,962,942** | 2,962,309 |
| 股本溢價 | | **3,057,296** | 3,055,920 |
| 儲備 | 27 | **974,167** | 619,043 |
| 留存利潤 | | **3,027,871** | 2,178,113 |
| | | **10,022,276** | 8,815,385 |

經董事會於二零零五年三月十六日核准及授權發表。

| **劉玠** | **付吉會** |
|---|---|
| *董事長* | *董事* |

第135頁至第171頁的註釋為本財務報表組成部分。

# 綜合資產負債表

*二零零四年十二月三十一日*
*(按照《國際財務報告準則》編製)*
*(以人民幣列示)*

| | 註釋 | 2004 人民幣千元 | 2003 人民幣千元 |
|---|---|---|---|
| **非流動資產** | | | |
| 物業、廠房及設備 | 12 | **6,908,076** | 6,456,682 |
| 無形資產 | 13 | **26,699** | 12,819 |
| 在建工程 | 14 | **611,498** | 1,122,923 |
| 預付租賃 | 15 | **323,234** | 298,176 |
| 於聯營公司的投資 | 17 | **30,803** | 14,406 |
| 其他投資 | 18 | **10,500** | — |
| 遞延税項資產 | 7(b) | **54,999** | 65,450 |
| | | **7,965,809** | 7,970,456 |
| **流動資產** | | | |
| 存貨 | 19 | **2,221,412** | 1,440,283 |
| 應收同系子公司款 | 31(c) | **304,561** | 487,550 |
| 應收賬款 | 20 | **1,554,515** | 2,182,561 |
| 預付款、訂金及其他應收款 | | **105,504** | 134,781 |
| 可收回所得稅 | | **—** | 23,067 |
| 銀行存款 | 21 | **934,450** | 290,000 |
| 現金及現金等價物 | 22 | **1,813,683** | 2,316,976 |
| | | **6,934,125** | 6,875,218 |
| **流動負債** | | | |
| 應付賬款 | 23 | **446,278** | 1,454,056 |
| 應付所得稅 | | **244,082** | — |
| 應付最終控股公司款 | 31(b) | **463** | 881 |
| 應付同系子公司款 | 31(c) | **73,803** | 812,505 |
| 其他應付款 | | **1,661,440** | 1,444,578 |
| 可轉換債券 | 24 | **3,510** | — |
| 短期銀行貸款 | 25 | **1,203,534** | 420,267 |
| | | **3,633,110** | 4,132,287 |
| **淨流動資產** | | **3,301,015** | 2,742,931 |
| **總資產減流動負債結轉** | | **11,266,824** | 10,713,387 |

# 綜合利潤表

截至二零零四年十二月三十一日止年度
（按照《國際財務報告準則》編製）
（以人民幣列示）

| | 註釋 | 2004<br>人民幣千元 | 2003<br>人民幣千元 |
|---|---|---|---|
| **營業額** | 4 | **23,177,863** | 14,482,148 |
| **成本** | | **(19,805,512)** | (12,205,920) |
| **毛利** | | **3,372,351** | 2,276,228 |
| **其他營業收入** | 5 | **106,032** | 37,495 |
| **分銷及其他營業費用** | | **(423,192)** | (232,596) |
| **管理費用** | | **(271,121)** | (328,991) |
| **營業利潤** | | **2,784,070** | 1,752,136 |
| **淨財務（成本）／收入** | 6(a) | **(119,843)** | 293 |
| **來自聯營公司的收入** | | **233** | 6 |
| **稅前正常業務利潤** | 6 | **2,664,460** | 1,752,435 |
| **所得稅** | 7(a) | **(866,873)** | (319,433) |
| **股東應佔利潤** | 10 | **1,797,587** | 1,433,002 |
| **年度股利：** | | | |
| 於結算日後擬派末期股利 | 9 | **888,883** | 592,462 |
| **每股盈利** | 11 | | |
| 一基本 | | **人民幣0.607元** | 人民幣0.484元 |
| 一攤薄 | | **人民幣0.606元** | 人民幣0.484元 |

第135頁至第171頁的註釋為本財務報表組成部分。



**致鞍鋼新軋鋼股份有限公司各股東**

*(於中華人民共和國成立的有限公司)*

本核數師(以下簡稱「我們」)已審核刊於第128頁至第171頁按照國際會計準則委員會頒佈的《國際財務報告準則》所編製的財務報表。

## 董事及核數師的責任

貴公司董事須負責編製真實和公允的財務報表。在編製這些財務報表時,董事必須貫徹採用合適的會計政策,作出審慎及合理的判斷和估計,並說明任何重大背離適用會計準則的原因。

我們的責任是根據我們審核工作的結果,對這些財務報表提出獨立意見,並僅向整體股東報告。除此以外,我們的報告書不可用作其他用途。我們概不就本報告書的內容,對任何其他人士負責或承擔法律責任。

## 意見的基礎

我們是按照香港會計師公會頒佈的《核數準則》進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證,亦包括評估董事在編製財務報表時所作的主要估計及判斷、所釐定的會計政策是否適合貴公司及貴集團的具體情況,以及有否貫徹運用並足夠披露這些會計政策。

我們在策劃和進行審核工作時,是以取得一切我們認為必須的資料及解釋為目標,使我們能獲得充分的憑證,就這些財務報表是否存在重大的錯誤陳述,作合理的確定。在提出意見時,我們亦已衡量財務報表所載資料在整體上是否足夠。我們相信,我們的審核工作已為下列意見建立合理的基礎。

## 意見

我們認為,上述的財務報表均真實和公允地反映貴公司及貴集團於二零零四年十二月三十一日的財政狀況和貴集團截至該日止年度的利潤及現金流量,並已按照國際會計準則委員會所頒佈的《國際財務報告準則》及香港《公司條例》的披露要求適當地編製。

畢馬威會計師事務所
執業會計師
中國香港,二零零五年三月十六日

(按照《中國會計準則》編制)
二零零四年年度
(金額單位：人民幣千元)

**本集團**

| | 年初餘額 | 本年增加數 | 本年沖銷 | 年末餘額 |
|---|---|---|---|---|
| | *人民幣千元* | *人民幣千元* | *人民幣千元* | *人民幣千元* |
| 一. 壞帳準備合計 | 3 | 212 | (212) | 3 |
| 其中：其他應收款 | 3 | 212 | (212) | 3 |
| 二. 存貨跌價準備合計 | 63,596 | 1,996 | (15,130) | 50,462 |
| 其中：備品備件 | 48,466 | — | — | 48,466 |
| 產成品 | 15,130 | 1,996 | (15,130) | 1,996 |

**本公司**

| | 年初餘額 | 本年增加數 | 本年沖銷 | 年末餘額 |
|---|---|---|---|---|
| | *人民幣千元* | *人民幣千元* | *人民幣千元* | *人民幣千元* |
| 一. 壞帳準備合計 | 3 | 212 | (212) | 3 |
| 其中：其他應收款 | 3 | 212 | (212) | 3 |
| 二. 存貨跌價準備合計 | 63,596 | — | (15,130) | 48,466 |
| 其中：備品備件 | 48,466 | — | — | 48,466 |
| 產成品 | 15,130 | — | (15,130) | — |

## 44. 資產負債表日後事項(續)

### (a) 重大收購項目(續)

以上收購對價是以2004年8月31日作為評估基準日,以新鋼鐵當天的淨資產的評估值為計價基礎。根據中資資產評估公司的《鞍山鋼鐵公司擬向鞍鋼新軋出讓鞍鋼集團新鋼鐵有限責任公司100%股權項目資產評估報告書》,新鋼鐵於2004年8月31日的淨資產評估值約為人民幣180.2億元。根據有關的收購協議,收購對價是以新鋼鐵於2004年8月31日的淨資產評估值為基礎,並考慮以評估基準日至收購完成日期間的淨利潤以及協議規定的其他項目作出調整。

本公司於2005年2月28日召開2005年第一次臨時股東大會,審議並通過了收購新鋼鐵100%股權的議案。

### (b) 供股及配售公司股票

收購新鋼鐵的資金將通過供股及配售股票的方式募集。根據2005年1月15日股東通函中的相關條款,本公司已於2005年2月28日召開2005年第一次臨時股東大會。在此次股東大會上,獨立股東批准了供股及配售國有股股票的議案。

## 45. 銷售收入分地區資料

**本集團**

| | 中國境內 | | 其他國家 | | 合計 | |
|---|---|---|---|---|---|---|
| 項目 | **2004年** | 2003年 | **2004年** | 2003年 | **2004年** | 2003年 |
| | ***人民幣千元*** | *人民幣千元* | ***人民幣千元*** | *人民幣千元* | ***人民幣千元*** | *人民幣千元* |
| 主營業務收入合計 | **18,623,452** | 13,873,186 | **4,604,165** | 647,550 | **23,227,617** | 14,520,736 |
| 主營業務利潤合計 | **2,389,334** | 2,247,606 | **974,154** | 51,446 | **3,363,488** | 2,299,052 |

**本公司**

| | 中國境內 | | 其他國家 | | 合計 | |
|---|---|---|---|---|---|---|
| 項目 | **2004年** | 2003年 | **2004年** | 2003年 | **2004年** | 2003年 |
| | ***人民幣千元*** | *人民幣千元* | ***人民幣千元*** | *人民幣千元* | ***人民幣千元*** | *人民幣千元* |
| 主營業務收入合計 | **18,700,093** | 13,873,186 | **4,448,324** | 647,550 | **23,148,417** | 14,520,736 |
| 主營業務利潤合計 | **2,378,744** | 2,247,606 | **979,062** | 51,446 | **3,357,806** | 2,299,052 |

## 42. 承擔(續)

### (b) 其他承擔

根據2002年10月22日本公司與中國銀行遼寧省分行簽署的資金支持協議，如果鞍蒂公司資金不足致使鞍蒂公司的興建不能完成、或鞍蒂公司在興建工程竣工後沒有足夠資金供其運營所需或償還貸款，本公司需向鞍蒂公司提供資金。

## 43. 非經常性損益

根據《公開發行證券的公司信息披露規範問答第1號—非經常性損益》(2004年修訂)的規定，本集團及本公司非經常性損益列示如下：

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | **2004年** | 2003年 | **2004年** | 2003年 |
| | ***人民幣千元*** | *人民幣千元* | ***人民幣千元*** | *人民幣千元* |
| 處置固定資產的損失 | **(1,269)** | (61,626) | **(1,269)** | (61,626) |
| 罰款支出 | **(173)** | (42) | **(173)** | (42) |
| 捐贈支出 | **—** | (1,143) | **—** | (1,143) |
| 罰款收入 | **21** | — | **21** | — |
| 其他 | **(59)** | — | **(59)** | — |
| 非經常性損益總額 | **(1,480)** | (62,811) | **(1,480)** | (62,811) |
| 減：以上各項對稅務的影響 | **488** | 20,728 | **488** | 20,728 |
| 非經常性損益淨額 | **(992)** | (42,083) | **(992)** | (42,083) |

## 44. 資產負債表日後事項

### (a) 重大收購項目

於2004年12月29日，本公司與鞍鋼集團簽訂收購協議，收購重組後的新鋼鐵100%的股權。新鋼鐵的主要業務為金屬冶煉、金屬材料、鐵合金加工製品及其他鋼材製品的生產銷售。

## 40. 關聯方及其交易(續)

### (f) 應收及應付鞍鋼集團及所屬子公司及新鋼鐵款

本集團/公司與關聯方應收及應付餘額列示如下:

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | **2004年** | 2003年 | **2004年** | 2003年 |
| | **人民幣千元** | 人民幣千元 | **人民幣千元** | 人民幣千元 |
| 應收帳款 | **512,366** | — | **512,366** | — |
| 其他應收款 | **719** | 200 | **719** | 200 |
| 預付賬款 | **135,251** | 543,545 | **135,251** | 543,545 |
| 應付賬款 | **(61,365)** | (52,207) | **(61,365)** | (52,207) |
| 預收賬款 | **(229,691)** | (656,010) | **(229,691)** | (656,010) |
| 其他應付款 | **(126,985)** | (161,364) | **(124,211)** | (159,305) |

## 41. 退休保險及其他員工福利

根據鞍山市人民政府鞍政發〔1998〕28號文件規定,本公司在職職工養老保險的計提基數比例為25.5%。

鞍蒂公司及鞍新公司根據當地勞動機構的規定,按照工資總額的19%計提職工養老保險。

## 42. 承擔

### (a) 資本承擔

於12月31日,本集團/本公司的資本承擔如下:

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | **2004年** | 2003年 | **2004年** | 2003年 |
| | **人民幣千元** | 人民幣千元 | **人民幣千元** | 人民幣千元 |
| 已訂合同 | | | | |
| 一生產綫建設及改造 | **458,774** | 263,112 | **458,774** | 112,943 |
| 一技術轉讓費 | **—** | 15,845 | **—** | — |
| 一對合營公司的投資 | **170,000** | — | **170,000** | — |
| 已批准但未訂合同 | | | | |
| 一生產綫建設及改造 | **3,363,421** | 1,370,185 | **3,013,971** | 1,338,526 |
| | **3,992,195** | 1,649,142 | **3,642,745** | 1,451,469 |

(金額單位：人民幣千元)

## 40. 關聯方及其交易(續)

### (d) 與鞍蒂公司有關的關聯交易：(續)

(iv) 鞍鋼集團所屬子公司向鞍蒂公司提供銷售代理服務

鞍鋼集團所屬子公司按照與獨立第三方相類似的條件與定價原則向鞍蒂公司提供銷售代理服務。2004年度發生的代理費支出為人民幣17,219千元(2003：無)，其中人民幣8,610千元(2003：無)被合併在本集團的合併財務報表中。

(v) 鞍蒂公司向德國蒂森銷售產品及採購原料

鞍蒂公司按照與獨立第三方相似的條件與定價原則向德國蒂森銷售產品及採購原料。2004年內銷售產品及採購原料收入及支出總額分別為人民幣105,235千元(2003：無)，人民幣16,475千元(2003：無)。其中，產品銷售收入人民幣52,618千元及採購成本人民幣8,237千元被合併在本集團合併財務報表中。

(vi) 鞍蒂公司向德國蒂森購買專有技術及服務

同時，鞍蒂公司於2004年度向德國蒂森支付專有技術轉讓及服務費人民幣55,538千元(2003：人民幣66,695千元)。其中人民幣27,769千元(2003：人民幣33,348千元)被合併在本集團合併財務報表中。

### (e) 與鞍鋼瀋陽的關聯交易

(i) 本公司對鞍鋼瀋陽銷售產品

本公司本年度向聯營公司—鞍鋼瀋陽銷售產品實現銷售收入人民幣3,341千元(2003：人民幣22,193千元)。

(金額單位：人民幣千元)

## 40. 關聯方及其交易(續)

### (c) 與鞍鋼集團及所屬子公司及新鋼鐵的關聯交易詳情：(續)

(x) 購入土地使用權、廠房及建築物

根據2004年3月23日簽訂的協議，本公司向鞍鋼集團收購國內的部分土地使用權、廠房及建築物，總價為人民幣62,206千元。

(xi) 收購新鋼鐵及原材料和服務供應協議

於2004年12月29日，本公司與鞍鋼集團簽訂收購協議，收購重組後的新鋼鐵100%的股權。2004年12月29日與鞍鋼集團簽定的原材料和服務供應協議將於重組收購完成日生效。

### (d) 與鞍蒂公司有關的關聯交易

(i) 本公司對鞍蒂公司的股權投資

本公司將其持有的鞍蒂公司50%股權質押給中國銀行，作為鞍蒂公司履行銀團貸款的協議義務的擔保。

根據2002年10月22日本公司與中國銀行遼寧省分行簽署的資金支援協議，如果鞍蒂公司資金不足致使鞍蒂公司的興建工程不能完成，或鞍蒂公司在興建工程竣工後沒有足夠資金供其運營所需或償還貸款，本公司將向鞍蒂公司提供資金支持，其最高義務限額為800萬美元，且自銀團貸款第10個本金償還日後，減至400萬美元。

(ii) 本公司對鞍蒂公司銷售產品

本公司本年度向鞍蒂公司銷售產品實現銷售收入人民幣946,827千元(2003：25,193千元)。

(iii) 鞍鋼集團所屬子公司向鞍蒂公司提供工程服務

鞍鋼集團所屬子公司按照與獨立第三方相類似的條件與定價原則承建鞍蒂公司的生產綫。2004年度相關工程服務成本為人民幣7,525千元(2003：人民幣20,928千元)，其中人民幣3,763千元被合併在本集團的合併財務報表中(2003：人民幣10,464千元)。

（金額單位：人民幣千元）

## 40. 關聯方及其交易（續）

### (c) 與鞍鋼集團及所屬子公司及新鋼鐵的關聯交易詳情：（續）

(iv) 燃料及動力供應

本公司按成本價向新鋼鐵採購工業用水、循環再用水、軟水、混合氣體、氧氣、氮氣、氫氣、氬氣、壓縮氣體及蒸汽形式的燃料及動力，但成本價的升幅不得超過上年度所收取相關成本價的5%。

(v) 職工福利設施及其他服務

鞍鋼集團所屬子公司為本公司提供的職工福利設施及其他服務包括：鐵路與公路運輸、燃油與液化石油氣的採購代理、進口備品備件和出口產品代理、設備維修及一般保養與大修、設計和工程服務、產品品質測試與分析服務、為本公司職工宿舍供暖、與報紙、電話、傳真及其他媒介有關的服務及職員培訓服務。鞍鋼集團所屬子公司提供的上述服務按適用的國家定價、市場價格或者按成本向本公司收取費用。

(vi) 利息收入

鞍鋼集團所屬子公司向本公司提供金融服務，包括結算業務和貨幣存款業務。貨幣存款業務不收取任何費用。最高存款額不超過人民幣1,000,000千元，並按中國人民銀行規定的存款利率收取利息費用。於2004年12月31日存款的餘額為人民幣990,178千元（2003：無）。

(vii) 帶料加工

本公司向鞍鋼集團提供帶料加工服務，並按本公司對獨立客戶的平均價格收取加工費。

(viii) 債券擔保

本公司於2000年3月15日發行五年期A股可轉換公司債券人民幣1,500,000千元，由鞍鋼集團提供擔保。

(ix) 貸款擔保

本公司於2004年12月31日向中國工商銀行和中國銀行的貸款金額共計人民幣1,963,000千元（2003：人民幣2,063,000千元），由鞍鋼集團提供擔保。詳細情況請見註釋26。

## 40. 關聯方及其交易(續)

### (c) 與鞍鋼集團及所屬子公司及新鋼鐵的關聯交易詳情:

| | 註釋 | **2004年**<br>**人民幣千元** | 2003年<br>人民幣千元 |
|---|---|---|---|
| 銷售產品(扣除營業税金及附加) | (i) | **2,297,793** | 1,837,745 |
| 銷售廢料(扣除營業税金及附加) | (i) | **496,630** | 253,966 |
| 採購 | | | |
| —原材料 | (ii) | **16,530,004** | 9,856,095 |
| —輔助材料及備品備件 | (iii) | **192,064** | 91,407 |
| 燃料及動力供應 | (iv) | **340,327** | 306,557 |
| 職工福利設施及其他服務 | (v) | **260,140** | 289,184 |
| 利息收入 | (vi) | **5,863** | — |
| 帶料加工 | (vii) | **84,201** | — |

(i) 銷售產品

本公司向新鋼鐵、鞍鋼瀋陽及鞍鋼集團所屬子公司銷售鋼材產品及廢鋼料。其價格不低於本公司與獨立第三方上一個月的銷售平均價。本公司本年度向新鋼鐵銷售產品中包含管坯銷售收入人民幣1,093,320千元(2003:人民幣833,364千元)。

(ii) 採購原材料

新鋼鐵向本公司供應的原材料價格,是以不高於新鋼鐵向獨立第三方客戶上一個月出售的最低銷售價和中國五家獨立供應商就大批量原材料供應向本公司所報價格的平均值。

(iii) 輔助材料及備品備件

本公司的部分輔助材料及備品備件從新鋼鐵採購。採購價格為新鋼鐵向獨立第三方客戶收取的平均銷售價格。

## 40. 關聯方及其交易

### (a) 存在控制關係的關聯方：

| 企業名稱 | 註冊地址 | 主營業務 | 與本企業關係 | 經濟性質 | 法定代表人 |
|---|---|---|---|---|---|
| 鞍鋼集團 | 遼寧省鞍山市鐵西區 | 生產及銷售鋼材、金屬製品、鑄鐵管、金屬結構等 | 母公司 | 全民 | 劉玠 |

2004年12月31日鞍鋼集團的註冊資本為人民幣10,794,160千元。鞍鋼集團在本公司投資比例佔本公司股本總額的44.52%。本年度內鞍鋼集團註冊資本沒有變化，其在本公司持股比例變化請參看本報告內的註釋28「股本」。

### (b) 不存在控制關係的關聯方：

| 企業名稱 | 與本企業的關係 |
|---|---|
| 新鋼鐵 | 與本公司同為鞍鋼集團的子公司 |
| 鞍鋼集團國際經濟貿易公司 | 與本公司同為鞍鋼集團的子公司 |
| 鞍蒂公司 | 本公司的合營公司 |
| 鞍鋼瀋陽 | 本公司的聯營公司<br>與本公司同為鞍鋼集團的子公司 |
| 鞍鋼集團其他所屬子公司 | 與本公司同為鞍鋼集團的子公司 |

## 38. 投資(損失)/收益

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | **2004年** | 2003年 | **2004年** | 2003年 |
| | ***人民幣千元*** | *人民幣千元* | ***人民幣千元*** | *人民幣千元* |
| 對合營公司長期股權投資損失 | | | | |
| 一權益法 | **—** | — | **(68,999)** | — |
| 對聯營公司長期股權投資收益 | | | | |
| 一權益法 | **233** | 6 | **233** | 6 |
| | **233** | 6 | **(68,766)** | 6 |

本集團投資收益匯回不存在重大限制。

## 39. 營業外支出

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | **2004年** | 2003年 | **2004年** | 2003年 |
| | ***人民幣千元*** | *人民幣千元* | ***人民幣千元*** | *人民幣千元* |
| 固定資產清理支出 | **1,470** | 63,219 | **1,470** | 63,219 |
| 罰款支出 | **173** | 42 | **173** | 42 |
| 捐贈支出 | **—** | 1,143 | **—** | 1,143 |
| 其他 | **59** | — | **59** | — |
| | **1,702** | 64,404 | **1,702** | 64,404 |

## 36. 營業費用

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | **2004年** | 2003年 | **2004年** | 2003年 |
| | **人民幣千元** | 人民幣千元 | **人民幣千元** | 人民幣千元 |
| 運輸費 | **40,948** | 17,526 | **37,432** | 17,526 |
| 包裝費 | **231,547** | 159,496 | **231,547** | 159,496 |
| 出口經營費 | **126,186** | 28,936 | **126,186** | 28,936 |
| 廣告費 | **1,692** | 2,696 | **1,311** | 2,696 |
| 銷售部費用 | **13,001** | 9,258 | **12,356** | 9,258 |
| 其他 | **9,818** | 13,122 | **8,989** | 13,122 |
| | **423,192** | 231,034 | **417,821** | 231,034 |

本集團2004年度營業費用較上年度有所增加，主要原因是本集團銷售量增加引致包裝費及出口經營費增加。

## 37. 財務費用

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | **2004年** | 2003年 | **2004年** | 2003年 |
| | **人民幣千元** | 人民幣千元 | **人民幣千元** | 人民幣千元 |
| 利息及票據貼現費用 | **136,903** | 117,414 | **115,362** | 107,551 |
| 減：在建工程資本化金額 | **(22,858)** | (87,048) | **(18,888)** | (78,135) |
| 在開辦費中列支金額 | **—** | (950) | **—** | — |
| 淨利息費用 | **114,045** | 29,416 | **96,474** | 29,416 |
| 匯兑損益 | **30,553** | 705 | **24,495** | (1,690) |
| 減：在建工程資本化金額 | **643** | 1,033 | **643** | 1,033 |
| 在開辦費中列支金額 | **—** | (2,395) | **—** | — |
| 淨匯兑損失／(收益) | **31,196** | (657) | **25,138** | (657) |
| 利息收入 | **(24,952)** | (20,947) | **(24,723)** | (20,947) |
| 手續費 | **551** | 1,686 | **498** | 1,686 |
| | **120,840** | 9,498 | **97,387** | 9,498 |

利息收入的增加是由於本年銀行存款及定期存款平均餘額上升造成的。

## 33. 主營業務成本

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | **2004年** | 2003年 | **2004年** | 2003年 |
| | **人民幣千元** | 人民幣千元 | **人民幣千元** | 人民幣千元 |
| 綫材 | **2,198,968** | 1,476,719 | **2,198,968** | 1,476,719 |
| 厚板 | **3,269,425** | 1,964,154 | **3,269,425** | 1,964,154 |
| 冷軋薄板 | **10,188,147** | 5,515,117 | **10,114,629** | 5,515,117 |
| 大型材 | **3,447,718** | 2,483,080 | **3,447,718** | 2,483,080 |
| 鋼坯 | **710,117** | 744,026 | **710,117** | 744,026 |
| | **19,814,375** | 12,183,096 | **19,740,857** | 12,183,096 |

## 34. 主營業務稅金及附加

| | | 本集團 | | 本公司 | |
|---|---|---|---|---|---|
| | | **2004年** | 2003年 | **2004年** | 2003年 |
| | **計繳標準** | **人民幣千元** | 人民幣千元 | **人民幣千元** | 人民幣千元 |
| 城市建設維護稅 | 繳納增值稅的7% | **31,641** | 24,556 | **31,641** | 24,556 |
| 教育費附加及地方教育費 | 繳納增值稅的3%及1% | **18,113** | 14,032 | **18,113** | 14,032 |
| | | **49,754** | 38,588 | **49,754** | 38,588 |

## 35. 其他業務利潤

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | **2004年** | 2003年 | **2004年** | 2003年 |
| | **人民幣千元** | 人民幣千元 | **人民幣千元** | 人民幣千元 |
| 包裝物利潤 | **2,026** | 4,857 | **2,026** | 4,857 |
| 廢鋼 | **93,439** | 30,628 | **88,510** | 30,628 |
| 其他 | **969** | 1,206 | **569** | 1,206 |
| | **96,434** | 36,691 | **91,105** | 36,691 |

## 31. 未分配利潤

### (a) 提取各項盈餘公積

本公司按董事會於2005年3月16日的決議提取2004年度法定盈餘公積及法定公益金，建議提取比例分別為10%。

### (b) 分配普通股股利

(i) 本年內分配普通股股利

股東大會於2004年6月15日批准本公司向普通股股東派發現金股利，每股人民幣0.2元(2003：每股人民幣0.1元)，共人民幣592,563千元(2003：人民幣296,149千元)。

(ii) 於資產負債表日後批准向投資者分配的現金利潤

董事會於2005年3月16日建議本公司向投資者分配本年度現金利潤人民幣888,883千元(2003：人民幣592,462千元)。上述已建議分配的現金利潤並未在資產負債表日確認為負債。

## 32. 主營業務收入

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | **2004年** | 2003年 | **2004年** | 2003年 |
| | ***人民幣千元*** | *人民幣千元* | ***人民幣千元*** | *人民幣千元* |
| 綫材 | **2,778,123** | 1,727,071 | **2,778,123** | 1,727,071 |
| 厚板 | **4,798,125** | 2,768,789 | **4,798,125** | 2,768,789 |
| 冷軋薄板 | **11,020,640** | 6,233,339 | **10,941,440** | 6,233,339 |
| 大型材 | **3,889,653** | 2,976,174 | **3,889,653** | 2,976,174 |
| 鋼坯 | **741,076** | 815,363 | **741,076** | 815,363 |
| | **23,227,617** | 14,520,736 | **23,148,417** | 14,520,736 |

截至2004年12月31日，本集團向前五名客戶銷售總額為人民幣6,112,662千元(2003：人民幣4,221,237千元)，佔本集團全部銷售收入的26%(2003：29%)。

本集團2004年度銷售收入較上年度有所增加，主要原因是本公司銷售量增加及改善產品銷售結構和產品價格增加。

本集團2004年度冷軋薄板銷售收入中含鍍鋅板及彩塗板銷售收入人民幣2,897,572千元(2003：無)。

本公司2004年度冷軋薄板銷售收入中含鍍鋅板及彩塗板銷售收入人民幣2,464,931千元(2003：無)。

## 29. 資本公積

| | 本集團/本公司 | | |
|---|---|---|---|
| | 2004年<br>1月1日<br>*人民幣千元* | 本年增加<br>*人民幣千元* | 2004年<br>12月31日<br>*人民幣千元* |
| 淨資產折股 | 709,817 | — | 709,817 |
| 用水用電權沖回 | (122,733) | — | (122,733) |
| H股溢價收入減發行費用 | 594,722 | — | 594,722 |
| A股溢價收入減發行費用 | 848,222 | — | 848,222 |
| A股可轉換公司債券轉股增加 | 1,051,466 | 1,267 | 1,052,733 |
| 不用支付的應付賬款 | 2,078 | — | 2,078 |
| 接受固定資產捐贈 | 76 | — | 76 |
| | 3,083,648 | 1,267 | 3,084,915 |

## 30. 盈餘公積

| | 本集團/本公司 | | |
|---|---|---|---|
| | 2004年<br>1月1日<br>*人民幣千元* | 本年利潤分配<br>*人民幣千元* | 2004年<br>12月31日<br>*人民幣千元* |
| 法定盈餘公積 | 385,297 | 177,633 | 562,930 |
| 法定公益金 | 385,297 | 177,633 | 562,930 |
| | 770,594 | 355,266 | 1,125,860 |

本公司董事會於2005年3月16日批准按本公司稅後利潤的10%計提法定盈餘公積；同時按稅後利潤的10%提取法定公益金。

## 27. 應付債券

本公司於2000年3月15日在深圳證券交易所發行可轉換公司債券總金額計人民幣1,500,000千元，由鞍鋼集團提供擔保。轉換期為2000年9月14日至2005年3月13日，可轉換債券持有人可以3.3元轉換1股面值1元的A股。根據可轉換公司債券的相關轉換條款，自2004年6月21日，轉換價格修改為每股2.83元。如果所有可轉換債券都轉換成股票，將增加A股455,197,723股。

本公司於每年3月14日支付以年利率1.2%計算的可轉換債券利息。

於2004年12月31日，已有人民幣1,496,447千元的可轉換公司債券及已計提利息費用人民幣10,251千元轉為A股453,942,246股，增加資本公積人民幣1,052,733千元。可轉換債券經申請轉股後，對所剩餘可轉換債券不足轉換為一股股份的餘額支付現金。截至2004年12月31日，本公司共支付現金人民幣23千元。

## 28. 股本

| | 本公司 | |
|---|---|---|
| | **2004年** | 2003年 |
| **發行及實收資本** | ***人民幣千元*** | *人民幣千元* |
| **未上市流通股份** | | |
| 1,319,000,000股國有法人股份 | | |
| 每股面值人民幣1元 | **1,319,000** | 1,319,000 |
| **已上市流通股份** | | |
| 人民幣普通股(「A股」)每股面值人民幣1元 | | |
| 於年初已發行753,308,652股 | | |
| (2003：751,873,679股) | **753,309** | 751,874 |
| 可轉換公司債券轉增633,594股 | | |
| (2003：1,434,973股) | **633** | 1,435 |
| 於年末已發行753,942,246股(2003：753,308,652股) | **753,942** | 753,309 |
| 境外上市的外資股(「H股」)890,000,000股 | | |
| (2003：890,000,000股)每股面值人民幣1元 | **890,000** | 890,000 |
| | **1,643,942** | 1,643,309 |
| | **2,962,942** | 2,962,309 |

本公司所有國有法人股、A股及H股在各重大方面均享有同等權利。

## 26. 借款(續)

長期借款利率及還款日期

| 銀行 | 還款日期 | 年利率 (註) | 抵押/擔保 | 本集團 2004年 人民幣千元 | 本集團 2003年 人民幣千元 | 本公司 2004年 人民幣千元 | 本公司 2003年 人民幣千元 |
|---|---|---|---|---|---|---|---|
| 中國工商銀行 | 2005年 | 5.49% | 擔保 | — | 63,000 | — | 63,000 |
| 中國銀行 | 2005年 | 5.49% | 擔保 | — | 1,000,000 | — | 1,000,000 |
| 中國銀行 | 2006年 | 5.49% | 擔保 | **600,000** | 600,000 | **600,000** | 600,000 |
| 中國銀行 | 2007年 | 5.49% | 擔保 | **300,000** | — | **300,000** | — |
| 中國銀行 | 2005至2014年 | 5.76% | 抵押 | **344,548** | 229,733 | — | — |
| | | | | **1,244,548** | 1,892,733 | **900,000** | 1,663,000 |

本公司銀行借款主要用於技術革新及設備改造項目,由鞍鋼集團提供擔保。

鞍蒂公司於2002年10月簽署了由中國銀行安排的銀團貸款協議(以下簡稱「《貸款協議》」)。借款總額為人民幣10.8億元,借款用於建設鞍蒂公司生產綫。鞍蒂公司將土地使用權、在建工程、房屋建築物和機器設備及應收賬款分別抵押及質押給中國銀行,於2004年12月31日其總價值為人民幣1,160,912千元(2003:人民幣1,015,752千元)。

本公司將其持有的鞍蒂公司50%股權質押給中國銀行,作為鞍蒂公司履行在《貸款協議》項下義務的擔保。

截至2004年12月31日,鞍蒂公司已在上述銀團貸款中提取了人民幣810,700千元(2003:人民幣500,000千元)。

上述餘額中無應付其他持有本公司5%或以上表決權股份的股東借款。

*(註):* 本集團的借款利率將依據中國人民銀行的基準貸款利率的浮動而調整。

## 25. 一年內到期的長期負債

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | **2004年** | 2003年 | **2004年** | 2003年 |
| | **人民幣千元** | 人民幣千元 | **人民幣千元** | 人民幣千元 |
| 銀行借款 | **1,103,534** | 420,267 | **1,063,000** | 400,000 |
| 應付債券 | **3,703** | — | **3,703** | — |
| | **1,107,237** | 420,267 | **1,066,703** | 400,000 |

## 26. 借款

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | **2004年** | 2003年 | **2004年** | 2003年 |
| | **人民幣千元** | 人民幣千元 | **人民幣千元** | 人民幣千元 |
| 一年內到期的長期借款 | **1,103,534** | 420,267 | **1,063,000** | 400,000 |
| 長期借款 | **1,244,548** | 1,892,733 | **900,000** | 1,663,000 |
| | **2,348,082** | 2,313,000 | **1,963,000** | 2,063,000 |

1年內到期的長期借款利率及還款日期

| | | | | 本集團 | | 本公司 | |
|---|---|---|---|---|---|---|---|
| | | | **抵押／** | | | | |
| **銀行** | **還款日期** | **年利率** | **擔保** | **2004年** | 2003年 | **2004年** | 2003年 |
| | | **(註)** | | **人民幣千元** | 人民幣千元 | **人民幣千元** | 人民幣千元 |
| 中國工商銀行 | 2005年 | 5.49% | 擔保 | **63,000** | 300,000 | **63,000** | 300,000 |
| 中國銀行 | 2005年 | 5.49%-5.76% | 擔保 | **1,000,000** | 100,000 | **1,000,000** | 100,000 |
| 中國銀行 | 2005年 | 5.76% | 抵押 | **40,534** | 20,267 | **—** | — |
| | | | | **1,103,534** | 420,267 | **1,063,000** | 400,000 |

## 23. 預提費用

預提費用主要包括借款利息、房產税、修理維護費和運費等。

## 24. 其他應付款

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | **2004年** | 2003年 | **2004年** | 2003年 |
| | ***人民幣千元*** | *人民幣千元* | ***人民幣千元*** | *人民幣千元* |
| 工程款 | **276,043** | 368,143 | **156,149** | 242,792 |
| 運費 | **11,964** | 10,937 | **11,964** | 10,937 |
| 鋼架押金 | **27,380** | 17,094 | **27,380** | 17,094 |
| 職工社保費用 | **811** | 2,200 | **811** | 2,200 |
| 代扣代繳税金 | **854** | 1,687 | **854** | 1,687 |
| 職工教育基金 | **5,798** | 5,346 | **5,798** | 5,346 |
| 教育費附加及地方教育費 | **15,083** | 1,259 | **15,083** | 1,259 |
| 其他 | **6,161** | 10,920 | **6,163** | 9,927 |
| | **344,094** | 417,586 | **224,202** | 291,242 |

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | **2004年** | 2003年 | **2004年** | 2003年 |
| | ***人民幣千元*** | *人民幣千元* | ***人民幣千元*** | *人民幣千元* |
| 應付第三方 | **217,109** | 256,222 | **99,991** | 131,937 |
| 應付鞍鋼集團 | **115** | 32 | **115** | 32 |
| 應付鞍鋼集團所屬子公司 | **126,870** | 161,332 | **124,096** | 159,273 |
| | **344,094** | 417,586 | **224,202** | 291,242 |

鞍鋼集團為對本公司持5%或以上表決權股份的股東的應付款項。

於2004年12月31日,本集團並沒有個別重大賬齡超過3年的其他應付款。

## 20. 應付賬款

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | **2004年** | 2003年 | **2004年** | 2003年 |
| | ***人民幣千元*** | *人民幣千元* | ***人民幣千元*** | *人民幣千元* |
| 應付第三方供應商 | **225,379** | 194,462 | **220,770** | 194,462 |
| 應付鞍鋼集團 | **317** | 755 | **317** | 755 |
| 應付新鋼鐵 | **49,720** | 32,033 | **49,720** | 32,033 |
| 應付鞍鋼集團其他所屬子公司 | **11,328** | 19,419 | **11,328** | 19,419 |
| | **286,744** | 246,669 | **282,135** | 246,669 |

於2004年12月31日,本集團無賬齡超過3年的應付賬款。

鞍鋼集團為對本公司持5%或以上表決權股份的股東。

## 21. 預收賬款

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | **2004年** | 2003年 | **2004年** | 2003年 |
| | ***人民幣千元*** | *人民幣千元* | ***人民幣千元*** | *人民幣千元* |
| 預收第三方客戶 | **1,325,295** | 1,079,553 | **1,293,752** | 1,080,115 |
| 預收鞍鋼集團 | **31** | 94 | **31** | 94 |
| 預收新鋼鐵 | **25,656** | 23,962 | **25,656** | 23,962 |
| 預收鞍鋼集團其他所屬子公司 | **204,004** | 631,954 | **204,004** | 631,954 |
| | **1,554,986** | 1,735,563 | **1,523,443** | 1,736,125 |

於2004年12月31日,本集團並沒有個別重大賬齡超過1年的預收賬款。

鞍鋼集團為對本公司持5%或以上表決權股份的股東。

## 22. 應付工資

本集團的應付工資包括基本工資與績效工資兩部分。於2004年12月31日本公司應付工資餘額中包含績效工資部分為人民幣37,000千元(2003:人民幣48,940千元)。

## 19. 應付票據

應付票據的減少是由於本集團本年度材料採購多採用現金結算形成的。本集團應付票據主要是為原材料及備品備件採購開出的6個月內到期的銀行承兑匯票。

於2004年12月31日，本集團/公司應付票據前五名如下：

| **單位名稱** | **欠款原因** | **金額** | **所佔應付票據比例** |
|---|---|---|---|
| | | **人民幣千元** | **%** |
| 鞍山穗豐草製品廠 | 購貨款 | 9,218 | 4 |
| 本溪第二冶煉廠 | 購貨款 | 8,370 | 4 |
| 本溪冶煉廠 | 購貨款 | 7,748 | 4 |
| 寶鋼集團常州冶金機械廠 | 購貨款 | 6,439 | 3 |
| 鞍鋼民企冷軋福利廠 | 購貨款 | 5,237 | 2 |
| | | 37,012 | 17 |

於2004年12月31日，本集團/公司應付票據前五名單位元的應付票據總額如下：

| | **2004年** | 2003年 |
|---|---|---|
| 金額(人民幣千元) | **37,012** | 1,028,047 |
| 佔應付票據總額比例 | **17%** | 82% |

應付票據餘額中無對本公司持5%或以上表決權股份的股東的應付款項。

## 17. 長期待攤費用

| | 本集團<br>人民幣千元 | 本公司<br>人民幣千元 |
|---|---|---|
| **成本** | | |
| 年初餘額 | 26,310 | — |
| 本年增加 | 2,126 | — |
| 本年減少 | 28,419 | — |
| 年末餘額 | 17 | — |
| **賬面價值** | | |
| 年末餘額 | 17 | — |
| 年初餘額 | 26,310 | — |

長期待攤費用年初餘額為鞍蒂公司的開辦費。鞍蒂公司於2004年4月開始正式生產經營，截至2004年12月31日鞍蒂公司的開辦費已一次性計入當期損益。年末餘額為鞍新公司的開辦費。

## 18. 短期借款

| 本集團 | 2004年<br>本金<br>人民幣千元 | 2004年<br>年利率 | 2004年<br>信用/抵押/保證/質押 | 2003年<br>本金<br>人民幣千元 | 2003年<br>年利率 | 2003年<br>信用/抵押/保證/質押 |
|---|---|---|---|---|---|---|
| 銀行借款 | 100,000 | 5.31% | 信用 | — | | |

短期借款餘額中無應付對本公司持5%或以上表決權股份的股東的短期借款。

## 16. 無形資產（續）

| 本公司 | 土地使用權<br>人民幣千元 | 外購軟件<br>人民幣千元 | 合計<br>人民幣千元 |
|---|---|---|---|
| **成本** | | | |
| 年初餘額 | 354,200 | 2,601 | 356,801 |
| 本年增加 | — | — | — |
| 本年減少 | — | — | — |
| 年末餘額 | 354,200 | 2,601 | 356,801 |
| **減：累計攤銷** | | | |
| 年初餘額 | 42,926 | 73 | 42,999 |
| 本年增加 | 7,107 | 867 | 7,974 |
| 本年減少 | — | — | — |
| 年末餘額 | 50,033 | 940 | 50,973 |
| **減：減值準備** | — | — | — |
| **賬面價值** | | | |
| 年末餘額 | 304,167 | 1,661 | 305,828 |
| 年初餘額 | 311,274 | 2,528 | 313,802 |

土地使用權包括鞍鋼集團投入人民幣226,800千元及自行購買人民幣127,400千元的土地使用權。土地使用權剩餘攤銷期限為43年。外購軟件費用按直綫法在預計使用年限3年至10年內攤銷。鞍蒂公司向德國蒂森購買的專有技術在合同規定的受益期12年內攤銷。

## 16. 無形資產

| 本集團 | 土地使用權<br>人民幣千元 | 外購軟件<br>人民幣千元 | 專有技術<br>人民幣千元 | 合計<br>人民幣千元 |
|---|---|---|---|---|
| **成本** | | | | |
| 年初餘額 | 354,200 | 11,131 | 12,819 | 378,150 |
| 本年增加 | — | 5,366 | 15,411 | 20,777 |
| 本年減少 | — | — | — | — |
| 年末餘額 | 354,200 | 16,497 | 28,230 | 398,927 |
| **減:累計攤銷** | | | | |
| 年初餘額 | 42,926 | 229 | — | 43,155 |
| 本年增加 | 7,107 | 2,062 | 1,531 | 10,700 |
| 本年減少 | — | — | — | — |
| 年末餘額 | 50,033 | 2,291 | 1,531 | 53,855 |
| **減:減值準備** | — | — | — | — |
| **賬面價值** | | | | |
| 年末餘額 | 304,167 | 14,206 | 26,699 | 345,072 |
| 年初餘額 | 311,274 | 10,902 | 12,819 | 334,995 |

## 15. 在建工程(續)

於2004年12月31日,本集團/本公司的主要在建工程列示如下:

| 工程項目 | 預算金額 人民幣千元 | 2004年1月1日餘額 人民幣千元 | 本年增加 人民幣千元 | 本年轉入固定資產 人民幣千元 (註釋14) | 其他轉出 人民幣千元 | 2004年12月31日餘額 人民幣千元 | 工程投入佔預算比例 | 資金來源 | 本年利息費用資本化金額 人民幣千元 |
|---|---|---|---|---|---|---|---|---|---|
| 冷軋廠系統改造 | 3,820,530 | 604,379 | 241,641 | (563,385) | (70,083) | 212,552 | 79% | 募集資金及貸款 | 18,888 |
| 2130冷連軋機組 | 2,640,000 | — | 279,997 | — | — | 279,997 | 11% | 自有資金 | — |
| 連鑄連軋及萬能軋機改造 | 597,752 | 472 | 2,281 | (2,753) | — | — | 100% | 籌集資金 | — |
| 厚板軋綫改造 | 398,100 | 55,972 | 18,204 | (59,642) | (14,534) | — | 100% | 自有資金及貸款 | — |
| 技術革新 | 540,000 | 42,298 | 153,946 | (77,477) | — | 118,767 | 46% | 自有資金 | — |
| 本公司合計 | 7,996,382 | 703,121 | 696,069 | (703,257) | (84,617) | 611,316 | | | 18,888 |
| 大連鍍鋅生產綫 | 538,670 | 503,537 | 104,511 | (534,572) | (73,074) | 402 | 99% | 自有資金及貸款 | 3,970 |
| 鞍新公司鋼配中心生產綫 | 349,450 | — | 28 | — | — | 28 | — | 自有資金 | — |
| 本集團合計 | 8,884,502 | 1,206,658 | 800,608 | (1,237,829) | (157,691) | 611,746 | | | 22,858 |

本集團將部分在建工程抵押作為償還銀團借款的擔保。詳見註釋26。

## 15. 在建工程

在建工程包括尚未投產的建築物、廠房、機器及設備所產生的支出。

| | 金額 | | 其中：利息費用資本化金額 | |
|---|---|---|---|---|
| | 本集團 | 本公司 | 本集團 | 本公司 |
| | *人民幣千元* | *人民幣千元* | *人民幣千元* | *人民幣千元* |
| **成本** | | | | |
| 年初餘額 | 1,206,658 | 703,121 | 71,145 | 61,855 |
| 本年增加 | 800,608 | 696,069 | 22,858 | 18,888 |
| 本年轉入固定資產(註釋14) | (1,237,829) | (703,257) | (68,810) | (55,550) |
| 其他轉出 | (157,691) | (84,617) | — | — |
| 年末餘額 | 611,746 | 611,316 | 25,193 | 25,193 |
| **減：減值準備** | — | — | | |
| **賬面價值** | | | | |
| 年末餘額 | 611,746 | 611,316 | | |
| 年初餘額 | 1,206,658 | 703,121 | | |

本集團本年度用於確定借款利息資本化金額的資本化率為5.54%(2003：5.52%)。

## 14. 固定資產(續)

| 本公司 | 土地使用權<br>人民幣千元 | 房屋及建築物<br>人民幣千元 | 機器及設備<br>人民幣千元 | 其他<br>人民幣千元 | 合計<br>人民幣千元 |
|---|---|---|---|---|---|
| **成本：** | | | | | |
| 年初餘額 | 164,987 | 2,442,681 | 6,607,252 | 623,302 | 9,838,222 |
| 本年購入 | 31,144 | 20,629 | 4,562 | 7,961 | 64,296 |
| 在建工程轉入(註釋15) | 271 | 29,650 | 553,698 | 119,638 | 703,257 |
| 重新分類 | — | (52,276) | 34,586 | 17,690 | — |
| 處理固定資產 | — | — | (3,247) | (726) | (3,973) |
| 年末餘額 | 196,402 | 2,440,684 | 7,196,851 | 767,865 | 10,601,802 |
| **累計折舊：** | | | | | |
| 年初餘額 | 210 | 642,439 | 2,222,530 | 395,572 | 3,260,751 |
| 本年計提折舊 | 3,334 | 95,134 | 618,316 | 57,590 | 774,374 |
| 重新分類 | — | (1,127) | 746 | 381 | — |
| 處理固定資產沖回折舊 | — | — | (1,774) | (235) | (2,009) |
| 年末餘額 | 3,544 | 736,446 | 2,839,818 | 453,308 | 4,033,116 |
| **賬面淨值：** | | | | | |
| 年末餘額 | 192,858 | 1,704,238 | 4,357,033 | 314,557 | 6,568,686 |
| 年初餘額 | 164,777 | 1,800,242 | 4,384,722 | 227,730 | 6,577,471 |

於2004年12月31日，本集團已提足折舊但仍繼續使用的固定資產賬面原值為人民幣948,466千元(2003：人民幣652,462千元)。

本集團將部分固定資產抵押作為償還銀團借款的擔保。詳見註釋26。

## 14. 固定資產

| 本集團 | 土地使用權<br>人民幣千元 | 房屋及建築物<br>人民幣千元 | 機器及設備<br>人民幣千元 | 其他<br>人民幣千元 | 合計<br>人民幣千元 |
|---|---|---|---|---|---|
| **成本：** | | | | | |
| 年初餘額 | 164,987 | 2,446,533 | 6,607,756 | 628,840 | 9,848,116 |
| 本年購入 | 31,144 | 20,629 | 4,562 | 8,666 | 65,001 |
| 在建工程轉入(註釋15) | 22,619 | 124,890 | 958,069 | 132,251 | 1,237,829 |
| 重新分類 | — | (52,276) | 34,586 | 17,690 | — |
| 處理固定資產 | — | — | (3,247) | (726) | (3,973) |
| 年末餘額 | 218,750 | 2,539,776 | 7,601,726 | 786,721 | 11,146,973 |
| **累計折舊：** | | | | | |
| 年初餘額 | 210 | 642,453 | 2,222,533 | 396,386 | 3,261,582 |
| 本年計提折舊 | 3,677 | 98,499 | 645,278 | 60,167 | 807,621 |
| 重新分類 | — | (1,127) | 746 | 381 | — |
| 處理固定資產沖回折舊 | — | — | (1,774) | (235) | (2,009) |
| 年末餘額 | 3,887 | 739,825 | 2,866,783 | 456,699 | 4,067,194 |
| **賬面淨值：** | | | | | |
| 年末餘額 | 214,863 | 1,799,951 | 4,734,943 | 330,022 | 7,079,779 |
| 年初餘額 | 164,777 | 1,804,080 | 4,385,223 | 232,454 | 6,586,534 |

## 13. 長期股權投資(續)

(b) 於2004年12月31日,本集團及本公司對主要聯營公司投資分析如下:

| 被投資單位名稱 | 佔被投資單位股權的比例 | 投資期限 | 初始投資成本 人民幣千元 |
|---|---|---|---|
| 蒂鞍長春 | 39% | 50年 | 16,164 |
| 鞍鋼瀋陽 | 30% | 50年 | 14,400 |
| | | | 30,564 |

| | 蒂鞍長春 人民幣千元 | 鞍鋼瀋陽 人民幣千元 | 合計 人民幣千元 |
|---|---|---|---|
| **投資成本** | | | |
| 年初餘額 | — | 14,406 | 14,406 |
| 加:增加投資 | 16,164 | — | 16,164 |
| 按權益法核算調整數 | — | 233 | 233 |
| 年末餘額 | 16,164 | 14,639 | 30,803 |
| 減:減值準備 | — | — | — |
| **賬面價值** | | | |
| 年末賬面價值 | 16,164 | 14,639 | 30,803 |
| 年初賬面價值 | — | 14,406 | 14,406 |

(c) 於2004年12月31日,本集團及本公司對主要其他股權投資列示如下:

| 被投資單位名稱 | 佔被投資單位股本的比例 | 投資期限 | 年末投資金額 人民幣千元 |
|---|---|---|---|
| 中冶南方工程技術有限公司(以下簡稱「中冶南方」) | 7% | 30年 | 10,500 |

(d) 本公司投資總額於2004年12月31日佔淨資產的比例為2%(2003:3%)。

## 13. 長期股權投資(續)

(a) 於2004年12月31日，本公司對主要合營公司投資分析如下：

| 被投資<br>單位名稱 | 佔被投資單位<br>股權的比例 | 投資<br>期限 | 初始<br>投資成本<br>人民幣千元 |
|---|---|---|---|
| 鞍蒂公司 | 50% | 50年 | 248,305 |
| 鞍新公司 | 50% | 50年 | 20,000 |
| | | | 268,305 |

| | 鞍蒂公司<br>人民幣千元 | 鞍新公司<br>人民幣千元 | 合計<br>人民幣千元 |
|---|---|---|---|
| **投資成本** | | | |
| 年初餘額 | 252,312 | — | 252,312 |
| 加：增加投資 | — | 20,000 | 20,000 |
| 按權益法核算調整數 | (68,999) | — | (68,999) |
| 年末未實現存貨銷售淨利潤 | (7,417) | — | (7,417) |
| 年末餘額 | 175,896 | 20,000 | 195,896 |
| 減：減值準備 | — | — | — |
| **賬面價值** | | | |
| 年末賬面價值 | 175,896 | 20,000 | 195,896 |
| 年初賬面價值 | 252,312 | — | 252,312 |

根據本公司與中國銀行遼寧省分行2002年10月20日簽訂的《股權質押協議》，本公司將在鞍蒂公司中的全部股權質押給中國銀行遼寧省分行，作為按時、全額支付和清償鞍蒂公司對中國銀行遼寧省分行相關債務的連續擔保。詳細情況見註釋26。

## 13. 長期股權投資

| 本集團 | 對聯營公司的投資 人民幣千元 | 其他股權投資 人民幣千元 | 合計 人民幣千元 |
|---|---|---|---|
| **投資成本** | | | |
| 年初餘額 | 14,406 | — | 14,406 |
| 本年增加 | 16,397 | 10,500 | 26,897 |
| 本年減少 | — | — | — |
| 年末餘額 | 30,803 | 10,500 | 41,303 |
| 減:減值準備 | — | — | — |
| **賬面價值** | | | |
| 年末賬面價值 | 30,803 | 10,500 | 41,303 |
| 年初賬面價值 | 14,406 | — | 14,406 |

| 本公司 | 對合營公司的投資 人民幣千元 | 對聯營公司的投資 人民幣千元 | 其他股權投資 人民幣千元 | 合計 人民幣千元 |
|---|---|---|---|---|
| **投資成本** | | | | |
| 年初餘額 | 252,312 | 14,406 | — | 266,718 |
| 本年增加 | 20,000 | 16,397 | 10,500 | 46,897 |
| 本年減少 | (76,416) | — | — | (76,416) |
| 年末餘額 | 195,896 | 30,803 | 10,500 | 237,199 |
| 減:減值準備 | — | — | — | — |
| **賬面價值** | | | | |
| 年末賬面價值 | 195,896 | 30,803 | 10,500 | 237,199 |
| 年初賬面價值 | 252,312 | 14,406 | — | 266,718 |

## 11. 存貨(續)

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | **2004年** | 2003年 | **2004年** | 2003年 |
| **存貨跌價準備** | **人民幣千元** | 人民幣千元 | **人民幣千元** | 人民幣千元 |
| 年初餘額 | **63,596** | 54,282 | **63,596** | 54,282 |
| 加：本年計提 | **1,996** | 15,130 | **—** | 15,130 |
| 減：本年沖銷 | **15,130** | 5,816 | **15,130** | 5,816 |
| 年末餘額 | **50,462** | 63,596 | **48,466** | 63,596 |

以上存貨均為購買或自行生產形成。

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | **2004年** | 2003年 | **2004年** | 2003年 |
| | **人民幣千元** | 人民幣千元 | **人民幣千元** | 人民幣千元 |
| 於產品銷售成本中確認的存貨成本 | **19,814,375** | 12,183,096 | **19,740,857** | 12,183,096 |

已計提存貨跌價準備的存貨的可變現淨值為人民幣58,925千元(2003：人民幣36,391千元)。

本集團2004年12月31日存貨餘額較上年有所增加，主要是由於2004年度原材料市場價格較上年度有較大提高及生產規模擴大造成的。

## 12. 待攤費用

| | **2004年** | 2003年 |
|---|---|---|
| | **人民幣千元** | 人民幣千元 |
| 本公司 | **—** | — |
| 鞍鋼公司 | | |
| 保險費 | **328** | 16 |
| 軟件使用費 | **164** | 168 |
| 本集團 | **492** | 184 |

待攤費用中的保險費主要包括財產險和產品責任險等。

## 10. 預付賬款

| 本集團 | 2004年 人民幣千元 | 2004年 % | 2003年 人民幣千元 | 2003年 % |
|---|---|---|---|---|
| 一年以內 | **217,437** | **100** | 593,967 | 100 |
| 一至二年 | **—** | **—** | — | — |
| 二至三年 | **—** | **—** | — | — |
| | **217,437** | **100** | 593,967 | 100 |

| 本公司 | 2004年 人民幣千元 | 2004年 % | 2003年 人民幣千元 | 2003年 % |
|---|---|---|---|---|
| 一年以內 | **209,670** | **100** | 593,962 | 100 |
| 一至二年 | **—** | **—** | — | — |
| 二至三年 | **—** | **—** | — | — |
| | **209,670** | **100** | 593,962 | 100 |

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | 2004年 人民幣千元 | 2003年 人民幣千元 | 2004年 人民幣千元 | 2003年 人民幣千元 |
| 預付鞍鋼集團新鋼鐵有限責任公司(以下簡稱「新鋼鐵」) | **135,251** | 543,545 | **135,251** | 543,545 |
| 預付第三方供應商 | **82,186** | 50,422 | **74,419** | 50,417 |
| | **217,437** | 593,967 | **209,670** | 593,962 |

預付賬款餘額中無對本公司持5%或以上表決權股份的股東的預付款項。

## 11. 存貨

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | 2004年 人民幣千元 | 2003年 人民幣千元 | 2004年 人民幣千元 | 2003年 人民幣千元 |
| 原材料 | **391,675** | 252,877 | **357,446** | 242,186 |
| 在產品 | **291,093** | 166,244 | **291,093** | 166,244 |
| 產成品 | **724,798** | 455,217 | **631,453** | 444,190 |
| 備品備件及低值易耗品等 | **864,308** | 629,541 | **837,301** | 617,386 |
| | **2,271,874** | 1,503,879 | **2,117,293** | 1,470,006 |
| 減：存貨跌價準備 | | | | |
| 一產成品 | **(1,996)** | (15,130) | **—** | (15,130) |
| 一備品備件 | **(48,466)** | (48,466) | **(48,466)** | (48,466) |
| | **2,221,412** | 1,440,283 | **2,068,827** | 1,406,410 |

## 9. 其他應收款(續)

於2004年12月31日本公司其他應收款前五名的單位的金額如下:

| 單位名稱 | 欠款原因 | 金額 | 所佔其他應收款比例 |
|---|---|---|---|
| | | 人民幣千元 | % |
| 鞍鋼財務 | 定存利息 | 707 | 13 |
| 中國銀行鞍山營業部 | 定存利息 | 658 | 12 |
| 工商銀行鞍鋼支行 | 定存利息 | 559 | 10 |
| 深圳證券交易所 | 預存可轉債費用 | 532 | 9 |
| 深圳正偉化工有限公司 | 工程款 | 79 | 1 |
| | | 2,535 | 45 |

於2004年12月31日本公司其他應收款前五名單位的應收款總額如下:

| | 2004年 | 2003年 |
|---|---|---|
| 金額(人民幣千元) | **2,535** | 10,902 |
| 佔其他應收款總額比例 | **45%** | 79% |

本年度其他應收款較2003年大幅減少,主要原因是本公司於2004年收回了為鞍蒂公司代墊的開辦費約人民幣2,045千元,同時本公司根據鞍山國稅局批准核銷出口退稅款人民幣5,845千元。

各年度未對個別重大其他應收款計提全額或比例較大的壞賬準備。

本年度本集團並沒有個別重大收回以前年度已全額或以比較大比例計提壞賬準備的其他應收款。

其他應收賬款餘額中無對本公司持5%或以上表決權股份的股東的應收款項。

## 9. 其他應收款(續)

| 壞賬準備 | 本集團<br>2004年<br>人民幣千元 | <br>2003年<br>人民幣千元 | 本公司<br>2004年<br>人民幣千元 | <br>2003年<br>人民幣千元 |
|---|---|---|---|---|
| 年初餘額 | **3** | 160 | **3** | 160 |
| 加:本年計提 | **212** | — | **212** | — |
| 減:本年沖銷 | **(212)** | 157 | **(212)** | 157 |
| | **3** | 3 | **3** | 3 |

於2004年12月31日,管理層認為其他應收款主要款項可以收回,且債務人均有償還能力,故計提比例低於5%。

於2004年12月31日,本集團其他應收款前五名單位的金額如下:

| 單位名稱 | 欠款原因 | 金額<br>人民幣千元 | 所佔其他<br>應收款比例<br>% |
|---|---|---|---|
| 考克瑞勒機械工業公司 | 合同賠償 | 4,120 | 37 |
| 鞍鋼財務 | 定存利息 | 707 | 6 |
| 中國銀行鞍山營業部 | 定存利息 | 658 | 6 |
| 中國工商銀行鞍山市鞍鋼支行 | 定存利息 | 559 | 5 |
| 深圳證券交易所 | 預存可轉債費用 | 532 | 5 |
| | | 6,576 | 59 |

於2004年12月31日,本集團其他應收款前五名單位的應收款總額如下:

| | 2004年 | 2003年 |
|---|---|---|
| 金額(人民幣千元) | **6,576** | 11,879 |
| 佔其他應收款總額比例 | **59%** | 63% |

## 9. 其他應收款

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | **2004年** | 2003年 | **2004年** | 2003年 |
| | **人民幣千元** | 人民幣千元 | **人民幣千元** | 人民幣千元 |
| 鞍鋼集團所屬子公司 | **719** | 200 | **719** | 200 |
| 應收第三方客戶 | **10,340** | 18,799 | **4,937** | 13,686 |
| 減：壞賬準備 | **(3)** | (3) | **(3)** | (3) |
| | **11,056** | 18,996 | **5,653** | 13,883 |

其他應收款賬齡分析如下：

| | **2004年** | | 2003年 | |
|---|---|---|---|---|
| **本集團** | **人民幣千元** | **%** | 人民幣千元 | % |
| 一年以內 | **10,488** | **95** | 18,430 | 97 |
| 一至二年 | **141** | **1** | — | — |
| 二至三年 | **—** | **—** | — | — |
| 三年以上 | **430** | **4** | 569 | 3 |
| | **11,059** | **100** | 18,999 | 100 |
| 減：壞賬準備 | | | | |
| 三年以上 | **(3)** | **—** | (3) | — |
| | **11,056** | **100** | 18,996 | 100 |

| | **2004年** | | 2003年 | |
|---|---|---|---|---|
| **本公司** | **人民幣千元** | **%** | 人民幣千元 | % |
| 一年以內 | **5,085** | **90** | 13,317 | 96 |
| 一至二年 | **141** | **2** | — | — |
| 二至三年 | **—** | **—** | — | — |
| 三年以上 | **430** | **8** | 569 | 4 |
| | **5,656** | **100** | 13,886 | 100 |
| 減：壞賬準備 | | | | |
| 三年以上 | **(3)** | **—** | (3) | — |
| | **5,653** | **100** | 13,883 | 100 |

## 8. 應收賬款(續)

於2004年12月31日本公司應收賬款如下：

| 單位名稱 | 欠款原因 | 金額<br>人民幣千元 | 佔應收賬款總額比例<br>% |
|---|---|---|---|
| 鞍鋼國貿 | 出口銷售款 | 512,366 | 90 |
| 中國鐵路物資瀋陽公司 | 購貨款 | 37,078 | 7 |
| 南京長江第三大橋建設總公司 | 購貨款 | 9,809 | 2 |
| 瀋陽鐵路局物資供銷中心技術開發部 | 購貨款 | 7,607 | 1 |
| 中國鐵路物資公司東北有限公司 | 購貨款 | 2,222 | — |
| | | 569,082 | 100 |

於2004年12月31日本公司應收賬款前五名單位的應收賬款總額如下：

| | **2004年** | 2003年 |
|---|---|---|
| 金額(人民幣千元) | **569,082** | 84,749 |
| 佔應收賬款總額比例 | **100%** | 100% |

應收賬款餘額中無對本公司持5%或以上表決權股份的股東的應收款項。

## 8. 應收賬款(續)

管理層認為,於2004年12月31日的應收賬款賬齡均為1年以內並可全額收回,故本年度未對個別重大應收賬款計提金額或比例較大的壞賬準備。

本年度本集團並沒有個別重大收回以前年度已全額或以比較大比例計提壞賬準備的應收賬款。

應收帳款餘額較上年增加,其主要是本公司本年度出口銷售大幅度增加。出口銷售多採用發貨交款方式結算。2004年出口銷售收入為人民幣4,604,165千元(2003:人民幣647,550千元)。

於2004年12月31日本集團主要應收賬款如下:

| **單位名稱** | **欠款原因** | **金額** | **佔應收賬款總額比例** |
|---|---|---|---|
| | | ***人民幣千元*** | % |
| 鞍鋼國貿 | 出口銷售款 | 512,366 | 80 |
| 德國蒂森 | 購貨款 | 38,311 | 6 |
| 中國鐵路物資瀋陽公司 | 購貨款 | 37,078 | 6 |
| 蒂森克虜伯鋼鐵(北美)公司 | 購貨款 | 16,130 | 2 |
| Lagermex, S.A de C.V | 購貨款 | 12,539 | 2 |
| | | 616,424 | 96 |

於2004年12月31日本集團應收賬款前五名單位的應收賬款總額如下:

| | **2004年** | 2003年 |
|---|---|---|
| 金額(人民幣千元) | **616,424** | 84,749 |
| 佔應收賬款總額比例 | **96%** | 100% |

## 7. 應收票據

本集團持有的所有應收票據均為銀行承兑匯票，並無任何抵押。

本集團截至2004年12月31日應收票據較上年有所減少，主要由於本集團2004年現金銷售收入比例較上年有所提高。

應收票據餘額中無對本公司持5%或以上表決權股份的股東的應收票據。

## 8. 應收賬款

| | **2004年** | | 2003年 | |
|---|---|---|---|---|
| **本集團** | **人民幣千元** | **%** | 人民幣千元 | % |
| 一年以內 | **641,013** | **100** | 84,749 | 100 |
| 減：壞賬準備 | **—** | **—** | — | — |
| | **641,013** | **100** | 84,749 | 100 |

| | **2004年** | | 2003年 | |
|---|---|---|---|---|
| **本公司** | **人民幣千元** | **%** | 人民幣千元 | % |
| 一年以內 | **569,082** | **100** | 84,749 | 100 |
| 減：壞賬準備 | **—** | **—** | — | — |
| | **569,082** | **100** | 84,749 | 100 |

| | **本集團** | | **本公司** | |
|---|---|---|---|---|
| | **2004年** | 2003年 | **2004年** | 2003年 |
| | **人民幣千元** | 人民幣千元 | **人民幣千元** | 人民幣千元 |
| 鞍鋼集團國際貿易公司 | | | | |
| (「鞍鋼國貿」) | **512,366** | — | **512,366** | — |
| 應收第三方客戶 | **128,647** | 84,749 | **56,716** | 84,749 |
| | **641,013** | 84,749 | **569,082** | 84,749 |

## 6. 貨幣資金

| 本集團 | 2004年 原幣金額 千元 | 2004年 匯率 | 2004年 人民幣／人民幣等值 千元 | 2003年 原幣金額 千元 | 2003年 匯率 | 2003年 人民幣／人民幣等值 千元 |
|---|---|---|---|---|---|---|
| 現金 | | | | | | |
| 人民幣 | | | **14** | | | 8 |
| 歐元 | **—** | **11.26** | **4** | — | 10.34 | 2 |
| 活期存款 | | | | | | |
| 人民幣 | | | **1,795,694** | | | 2,066,879 |
| 港幣 | **4,056** | **1.06** | **4,315** | 18,844 | 1.07 | 20,082 |
| 美元 | **1,179** | **8.28** | **9,760** | 799 | 8.28 | 6,613 |
| 歐元 | **346** | **11.26** | **3,896** | 2,236 | 10.34 | 23,114 |
| 英鎊 | | | **—** | 19 | 14.68 | 278 |
| 定期存款 | | | | | | |
| 人民幣 | | | **934,450** | | | 490,000 |
| | | | **2,748,133** | | | 2,606,976 |

| 本公司 | 2004年 原幣金額 千元 | 2004年 匯率 | 2004年 人民幣／人民幣等值 千元 | 2003年 原幣金額 千元 | 2003年 匯率 | 2003年 人民幣／人民幣等值 千元 |
|---|---|---|---|---|---|---|
| 現金 | | | | | | |
| 人民幣 | | | **11** | | | 8 |
| 活期存款 | | | | | | |
| 人民幣 | | | **1,763,278** | | | 2,041,910 |
| 港幣 | **4,056** | **1.06** | **4,315** | 18,844 | 1.07 | 20,082 |
| 美元 | **91** | **8.28** | **753** | 670 | 8.28 | 5,548 |
| 歐元 | **200** | **11.26** | **2,252** | 2,204 | 10.34 | 22,787 |
| 英鎊 | | | **—** | 19 | 14.68 | 278 |
| 定期存款 | | | | | | |
| 人民幣 | | | **934,450** | | | 490,000 |
| | | | **2,705,059** | | | 2,580,613 |

於2004年12月31日，本公司在鞍鋼集團財務有限責任公司（「鞍鋼財務」）的存款餘額為人民幣990,178千元（2003：無）。

(金額單位：人民幣千元)

## 4. 合營公司及聯營公司

於2004年12月31日，本公司的合營公司的詳細情況如下：

| 單位名稱 | 註冊資本 | 本公司所佔<br>權益比例 | 實際投資額 | 經營範圍 |
|---|---|---|---|---|
| 鞍蒂公司 | 美元60,000千元 | 50% | 美元30,000千元 | 生產及銷售成卷的熱鍍鋅及合金化鋼板材和帶材產品 |
| 鞍新公司 | 人民幣40,000千元 | 50% | 人民幣20,000千元 | 鋼材加工，結構件製作及配送，銷售 |

於2004年12月31日，本公司的聯營公司的詳細情況如下：

| 單位名稱 | 註冊資本 | 本公司所佔<br>權益比例 | 實際投資額 | 經營範圍 |
|---|---|---|---|---|
| 鞍鋼瀋陽鋼材加工配送有限公司(以下簡稱「鞍鋼瀋陽」) | 人民幣48,000千元 | 30% | 人民幣14,400千元 | 從事鋼鐵加工銷售、倉儲及配送等業務 |
| 蒂森克虜伯鞍鋼中瑞(長春)激光拼焊板有限公司(以下簡稱「蒂鞍長春」) | 美元5,000千元 | 39% | 美元1,950千元 | 開發、生產、銷售、經銷和出口激光拼焊板 |

## 5. 分部報告

本集團的收入和經營利潤主要來源於鋼材產品銷售，並以國內銷售為主，另有部分鋼材產品出口到不同國家和地區。有關詳情載於註釋45中。

## 3. 稅項

(a) 本集團適用的與產品銷售相關的稅金為增值稅,增值稅稅率為17%。

(b) 所得稅

本公司本年度適用的所得稅率為33%(2003:33%)。

本公司的合營公司-鞍蒂公司根據外商投資企業所得稅法的規定,從開始獲利的年度起,即彌補以前年度虧損後仍有盈利的年度起,第一年至第二年免徵企業所得稅,第三年至第五年減半徵收企業所得稅。鞍蒂公司2004年度尚未開始獲利,因此未計提企業所得稅。

本公司的合營公司-鞍新公司由於本年度未開始正式生產經營,因此未計提所得稅。

(c) 其他

本集團以增值稅納稅額的7%、3%及1%計算繳納城市維護建設稅、教育費附加及地方教育費。

(d) 應交稅金

| | 本集團 | | 本公司 | |
|---|---|---|---|---|
| | **2004年** | 2003年 | **2004年** | 2003年 |
| | **人民幣千元** | 人民幣千元 | **人民幣千元** | 人民幣千元 |
| 應(抵)/交增值稅 | **(10,720)** | 28,997 | **1,369** | 31,450 |
| 應交/(退)所得稅 | **244,082** | (23,067) | **244,082** | (23,067) |
| 其他 | **29,158** | 2,712 | **29,057** | 2,712 |
| | **262,520** | 8,642 | **274,508** | 11,095 |

本集團本年度應交稅金餘額增加是由於銷售利潤增加及獲稅務機關批准的稅收減免較上年減少引起的。

## 2. 主要會計政策(續)

### (s) 研究及開發費

研究及開發費用於實際發生時計入當期損益。

### (t) 借款費用

用於購建固定資產的專門借款的借款費用在使有關固定資產達到預定可使用狀態所必要的購建期間內予以資本化,計入所購建固定資產的成本。

除上述借款費用外,其他借款費用均應於發生當期確認為財務費用。

### (u) 股利分配

現金股利於宣告發放時計入當期利潤及利潤分配表。資產負債表日後至會計報表批准報出日之間建議或批准的現金股利在資產負債表股東權益中單獨列示。

### (v) 養老保險

為職工支付的養老保險於實際發生時在利潤表中列支。有關詳情載於註釋41中。

### (w) 關聯方

如果本集團有能力直接或間接控制、共同控制另一方或對另一方施加重大影響;或另一方有能力直接或間接控制或共同控制本集團;或對本集團施加重大影響;或本集團與另一方或多方同受一方控制,均被視為關聯方。關聯方可為個人或企業。

## 2. 主要會計政策(續)

### (o) 所得稅

所得稅按應付稅款法核算。本集團本年度的所得稅費用按照應納稅所得額及適用稅率計算。

### (p) 預計負債及或有負債

如果本集團須就已發生的事件承擔現時義務，且該義務的履行很可能會導致經濟利益流出企業，以及有關金額能夠可靠地估計，本公司便會對該義務計提預計負債。

如果上述義務的履行導致經濟利益流出企業的可能性較低，或是無法對有關金額作出可靠地估計，該義務將被披露為或有負債。

### (q) 收入確認

銷售商品的收入在商品所有權上主要風險和報酬已轉移給購貨方時予以確認。當銷售商品的價款回收和退貨存在重大不確定性，或相關的收入和相關的已發生或將發生的成本不能可靠計量時，收入將不予以確認。

### (r) 維修及保養支出

維修及保養支出(包括大修費用)於實際發生時在當期利潤表中列支。

## 2. 主要會計政策(續)

### (n) 資產減值準備

除應收款項及存貨(見註釋2(g)，2(h))以外，本集團對各項資產(包括長期投資、固定資產、在建工程、無形資產及其他資產)的賬面價值定期進行審閱，以評估可收回金額是否已低於賬面價值。當發生事項或情況變化顯示賬面價值可能無法收回，這些資產便需進行減值測試。若出現減值情況，賬面價值會減低至可收回金額，減計的價值即為資產減值損失。

可收回金額是指銷售淨價與預期從該資產的持續使用和使用壽命結束時的處置中形成的預計未來現金流量的現值兩者中的較高者。

本公司按單項項目計算資產減值損失，並將減值損失記入當期損益。但當本公司已將長期股權投資初始投資成本小於應享有被投資單位所有者權益份額的差額記入了資本公積後，本公司將長期股權投資的減值損失首先沖減該投資初始確認時記入資本公積的金額，減值損失超過該資本公積的部分記入當期損益。

如果有跡象表明以前年度據以計提資產減值的各種因素發生變化，使得資產的可收回金額大於其賬面價值，則以前年度已確認的資產減值損失便會轉回，轉回的資產減值損失計入當期損益，但轉回後資產的賬面價值不應高於假如資產沒有計提資產減值情況下的賬面價值。長期股權投資的減值損失轉回時，首先轉回原確認減值損失時記入損益的部份，然後再恢復原沖減的資本公積。

## 2. 主要會計政策(續)

### (k) 無形資產

無形資產以成本減累計攤銷及減值準備(見註釋2(n))計入資產負債表內。無形資產的成本按直綫法在預計使用年限、相關合同規定的受益年限或法律規定的有效年限內攤銷。各項無形資產的攤銷年限分別為：

| | 攤銷年限 |
|---|---|
| 土地使用權 | 50年 |
| 外購軟件 | 3年至10年 |
| 專有技術 | 12年 |

### (l) 可轉換公司債券

可轉換公司債券以債券票面價值記賬，按年計提利息。利息計入相應在建工程成本。當有關工程完工後的債券利息直接計入當期財務費用。

債券持有人將債券轉換為本公司股票後，本公司將其相應的債券面值及已計提債券利息費用記入本公司股本及資本公積。

### (m) 開辦費

除購建固定資產以外，所有籌建期間所發生的費用，先在長期待攤費用中歸集，於企業開始生產經營當月一次計入當月的損益。

## 2. 主要會計政策（續）

### (j) 固定資產及在建工程

固定資產指本集團為生產商品和經營管理而持有的，使用期限超過1年且單位價值較高的資產。

固定資產是以成本減累計折舊及減值準備（見註釋2(n)）記入資產負債表內。在建工程以成本減減值準備（見註釋2(n)）記入資產負債表內。

在有關建造的資產達到預定可使用狀態之前發生的與購買或建造固定資產有關的一切直接或間接成本，包括在購建期間利用專門借款進行購建所發生的借款費用（包括有關借款本金和利息的匯兑損益），全部資本化為在建工程。

在建工程於達到預定可使用狀態時轉入固定資產。在建工程不計提折舊。

本集團對固定資產在預計使用年限內按直綫法計提折舊，各類固定資產的預計使用年限和預計淨殘值率分別為：

| | 預計使用年限 | 預計淨殘值率 |
|---|---|---|
| 房屋及建築物 | 10至40年 | 3% |
| 機器及設備 | 5至20年 | 3% |
| 其他固定資產 | 4至15年 | 3% |

## 2. 主要會計政策(續)

### (h) 存貨

存貨以成本與可變現淨值之較低者計價。存貨成本包括採購成本、加工成本和其他成本。存貨在取得時按實際成本入賬,發出存貨的成本按加權平均法核算。除原材料採購成本外,在產品及產成品還包括直接人工和按照適當比例分配的生產製造費用。除備品備件外的存貨按單個存貨項目計算的成本高於可變現淨值的差額計入存貨跌價準備。備品備件按其實際狀況,根據管理層的估計計提存貨跌價準備。可變現淨值指在正常生產經營過程中以存貨的估計售價減去至完工估計將要發生的成本、估計的銷售費用以及相關稅金後的金額。

領用的低值易耗品和周轉使用的包裝物、周轉材料等採用一次轉銷法進行核算。

本集團存貨盤存制度為永續盤存制。

### (i) 長期股權投資

本公司對具有控制、共同控制或重大影響的長期股權投資採用權益法核算,即最初以初始投資成本計量,以後根據應享有的被投資企業所有者權益的份額進行調整。

本公司對被投資企業無控制、無共同控制且無重大影響的長期股權投資採用成本法核算,即以初始投資成本計價。投資收益在被投資企業宣佈現金股利或利潤分配時確認。

處置或轉讓長期股權投資按實際取得的價款與賬面價值的差額計入當期投資損益。

本公司對長期股權投資計提減值準備(見註釋2(n))。

## 2. 主要會計政策(續)

### (d) 記賬本位幣

本集團以人民幣為記賬本位幣。

### (e) 外幣折算

外幣業務按業務發生當日中國人民銀行公佈的外匯牌價及國家認可的套算匯率折合為人民幣。年末各項貨幣性外幣資產、負債賬戶按資產負債表日中國人民銀行公佈的外匯牌價及國家認可套算匯率折合為人民幣。除下文所述情況外，外幣折算差異作為匯兑損益記入當期損益。

與購建固定資產直接有關的匯兑損益(包括由購建固定資產專門借款所產生的匯兑損益)，在購建的資產達到預定可使用狀態之前發生的，予以資本化。

籌建期間的匯兑損益記入長期待攤費用，並自開始生產經營當月起一次性記入損益。

### (f) 現金等價物

現金等價物指本集團持有期限短、流動性強、易於轉換為已知金額現金、價值變動風險小的投資。

### (g) 壞賬準備

壞賬準備的估計是首先單獨認定已有跡象表明回收困難的應收賬款，並根據其相應不能回收的可能性提取壞賬準備；對其他的應收賬款根據賬齡分析及管理層認為合理的比例計提壞賬準備。管理層認為合理的壞賬比例是根據以往經驗確定的。

其他應收款的壞賬準備是根據其性質及相應回收風險估計而計提的。

(金額單位：人民幣千元)

## 1. 公司基本情況(續)

根據本公司與鞍鋼集團於2004年12月29日簽訂的《關於鞍鋼集團新鋼鐵有限責任公司100%股權的收購協議》(以下簡稱「收購協議」)，本公司計劃收購根據鞍鋼集團鋼政發〔2004〕22號《關於鞍鋼集團新鋼鐵有限公司資產重組方案的通知》進行重組的鞍鋼集團新鋼鐵有限責任公司100%的股權。2005年第一次臨時股東大會已於2005年2月28日批准此收購協議。有關詳情載於註釋44。

## 2. 主要會計政策

本集團編制會計報表所採用的主要會計政策是根據中華人民共和國財政部頒佈的企業會計準則和《企業會計制度》及其他有關規定而制定的。

### (a) 會計年度

本集團的會計年度自公曆1月1日起至12月31日止。

### (b) 合併報表的編制方法

本集團合併會計報表是按照《企業會計制度》和財政部頒佈的《合併會計報表暫行規定》(財會字〔1995〕11號)編制的。

合併會計報表的合併範圍包括本公司及本公司的合營公司。

在編制合併報表時，本公司按比例合併方法對合營公司的資產、負債、收入、成本及費用進行合併，即將在合營公司的各項資產、負債、收入、成本及費用中所佔份額與本公司會計報表的類似項目逐項進行合併。

合併時所有本集團間重大交易，包括本集團間未實現利潤及往來餘額均已抵銷。

### (c) 記賬基礎和記價原則

本集團的記賬基礎為權責發生制。除特別聲明外，計價原則為歷史成本法。

(金額單位：人民幣千元)

## 1. 公司基本情況

鞍鋼新軋鋼股份有限公司(以下簡稱「本公司」)是於1997年5月8日正式成立的股份有限公司。

本公司是依據《中華人民共和國公司法》經由中華人民共和國國家經濟體制改革委員會體改生〔1997〕62號文《關於同意設立鞍鋼新軋鋼股份有限公司的批覆》的批准，以鞍山鋼鐵集團公司(以下簡稱「鞍鋼集團」)為唯一發起人，以發起方式設立的股份有限公司。本公司是在鞍鋼集團所擁有的綫材廠、厚板廠、冷軋廠(「三個廠」)基礎上組建而成的。根據自1997年1月1日起生效的分立協議，鞍鋼集團已將與上述三個廠有關的生產、銷售、技術開發、管理業務連同有關1996年12月31日的資產、負債全部轉入本公司。有關淨資產折為本公司股本1,319,000,000股，每股面值人民幣1.00元。

本公司於1997年7月22日在境外發行了890,000,000股每股面值人民幣1.00元的H股普通股股票(「H股」)並於1997年7月24日在香港聯合交易所有限公司上市交易。於1997年11月16日，本公司在境內發行300,000,000股人民幣普通股(「A股」)，每股面值人民幣1.00元，並於1997年12月25日在深圳證券交易所上市交易。

本公司於2002年1月9日與德國蒂森克虜伯鋼鐵公司(以下簡稱「德國蒂森」)正式簽訂了合資經營合同及專有技術轉讓合同共同設立鞍鋼新軋-蒂森克虜伯鍍鋅鋼板有限公司(以下簡稱「鞍蒂公司」)。鞍蒂公司的註冊資本總額為美元60,000千元。本公司持有鞍蒂公司50%的權益。

本公司於2004年11月22日與大連新船重工有限責任公司(以下簡稱「新船重工」)簽署了合資協議書，共同設立鞍鋼新軋一新船重工大連鋼材加工配送有限公司(以下簡稱「鞍新公司」)。於2004年12月31日，鞍新公司註冊資本為人民幣40,000千元，本公司出資額為人民幣20,000千元，佔註冊資本50%。

本公司、鞍蒂公司及鞍新公司(以下簡稱「本集團」)的主要業務為生產及銷售鋼坯、綫材、厚板、冷軋薄板、大型材及熱鍍鋅及合金化鋼板等鋼材產品，和鋼材加工、結構件的製作、配送及銷售。

| | 2004年<br>人民幣千元 |
|---|---|

**現金流量表補充說明**

**(a) 將淨利潤調節為經營活動產生的現金流量：**

| | |
|---|---|
| 淨利潤 | 1,776,337 |
| 加：壞賬準備 | 212 |
| 存貨跌價準備沖銷 | (15,130) |
| 固定資產折舊 | 774,374 |
| 無形資產攤銷 | 7,974 |
| 處置固定資產淨損失 | 1,269 |
| 財務費用 | 97,387 |
| 投資損失 | 68,766 |
| 存貨的增加 | (592,660) |
| 經營性應收項目的減少 | 609,529 |
| 經營性應付項目的減少 | (931,619) |
| 經營活動產生的現金流量淨額 | 1,796,439 |

**(b) 不涉及現金收支的投資和籌資活動：**

| | |
|---|---|
| A股可轉換公司債券轉為資本 | 1,900 |
| 一年內到期的A股可轉換債券 | 3,703 |

**(c) 現金及現金等價物淨增加情況：**

| | |
|---|---|
| 現金的年末餘額 | 2,705,059 |
| 減：現金的年初餘額 | (2,580,613) |
| 加：現金等價物的年末餘額 | — |
| 減：現金等價物的年初餘額 | — |
| 現金及現金等價物淨增加額 | 124,446 |

此會計報表已於2005年3月16日獲董事會批准。

**劉玠** *公司負責人*

**馬連勇** *會計負責人*

刊載於第77頁至第125的會計報表註釋為本會計報表的組成部份。

(按照《中國會計準則》編制)
二零零四年年度
(金額單位:人民幣千元)

| | 現金流量表補充說明 | 2004年 人民幣千元 |
|---|---|---|
| **籌資活動產生的現金流量:** | | |
| 借款所收到的現金 | | 300,000 |
| **現金流入小計** | | 300,000 |
| 償還債務所支付的現金 | | (400,000) |
| 分配股利和償付利息所支付的現金 | | (707,925) |
| 支付的其他與籌資活動有關的現金 | | (498) |
| **現金流出小計** | | (1,108,423) |
| **籌資活動產生的現金流量淨額** | | (808,423) |
| **匯率變動對現金的影響額** | | (24,495) |
| **現金及現金等價物淨增加額** | (c) | 124,446 |

刊載於第77頁至第125的會計報表註釋為本會計報表的組成部份。

| | 現金流量表補充說明 | 2004年 人民幣千元 |
|---|---|---|
| **經營活動產生的現金流量：** | | |
| 銷售商品收到的現金 | | 26,300,400 |
| 收到的稅費返還 | | 224,314 |
| **現金流入小計** | | 26,524,714 |
| 購買商品支付的現金 | | (23,349,655) |
| 支付給職工以及為職工支付的現金 | | (337,893) |
| 支付的各項稅費 | | (913,814) |
| 支付的其他與經營活動有關的現金 | | (126,913) |
| **現金流出小計** | | (24,728,275) |
| **經營活動產生的現金流量淨額** | (a) | 1,796,439 |
| **投資活動產生的現金流量：** | | |
| 處置固定資產所收回的現金淨額 | | 670 |
| 收到的其他與投資活動有關的現金 | | 30,621 |
| **現金流入小計** | | 31,291 |
| 購建固定資產、在建工程、無形資產和其他長期資產所支付的現金 | | (823,702) |
| 投資所支付的現金 | | (46,664) |
| **現金流出小計** | | (870,366) |
| **投資活動產生的現金流量淨額** | | (839,075) |

刊載於第77頁至第125的會計報表註釋為本會計報表的組成部份。

| | 2004年<br>人民幣千元 |
|---|---|

**合併現金流量表補充說明**

**(a) 將淨利潤調節為經營活動的現金流量:**

| | |
|---|---|
| 淨利潤 | 1,776,337 |
| 加: 壞賬準備 | 212 |
| 存貨跌價準備沖銷 | (13,134) |
| 固定資產折舊 | 807,302 |
| 無形資產攤銷 | 10,511 |
| 長期待攤費用攤銷 | 23,591 |
| 處置固定資產的損失 | 1,269 |
| 待攤費用增加 | 79 |
| 預提費用增加 | 6,219 |
| 財務費用 | 119,973 |
| 投資收益 | (233) |
| 存貨的增加 | (758,767) |
| 經營性應收項目的減少 | 544,098 |
| 經營性應付項目的減少 | (922,654) |
| 經營活動產生的現金流量淨額 | 1,594,803 |

**(b) 不涉及現金收支的投資和籌資活動:**

| | |
|---|---|
| A股可轉換公司債券轉為資本 | 1,900 |
| 一年內到期的A股可轉換公司債券 | 3,703 |

**(c) 現金及現金等價物淨增加情況:**

| | |
|---|---|
| 現金的年末餘額 | 2,748,133 |
| 減: 現金的年初餘額 | (2,606,976) |
| 加: 現金等價物的年末餘額 | — |
| 減: 現金等價物的年初餘額 | — |
| 現金及現金等價物淨增加額 | 141,157 |

此會計報表已於2005年3月16日獲董事會批准。

| **劉玠** | **馬連勇** |
|---|---|
| *公司負責人* | *會計負責人* |

刊載於第77頁至第125的會計報表註釋為本會計報表的組成部份。

| | 合併現金流量表補充說明 | 2004年 人民幣千元 |
|---|---|---|
| **籌資活動產生的現金流量:** | | |
| 借款所收到的現金 | | 555,349 |
| **現金流入小計** | | 555,349 |
| 償還債務所支付的現金 | | (420,267) |
| 分配股利和償付利息所支付的現金 | | (727,712) |
| 支付的其他與籌資活動有關的現金 | | (498) |
| **現金流出小計** | | (1,148,477) |
| **籌資活動產生的現金流量淨額** | | (593,128) |
| **匯率變動對現金的影響額** | | (24,160) |
| **現金及現金等價物淨增加額** | (c) | 141,157 |

刊載於第77頁至第125的會計報表註釋為本會計報表的組成部份。

# 合併現金流量表

*（按照《中國會計準則》編制）*
*二零零四年年度*
*（金額單位：人民幣千元）*

| | 合併現金流量表補充說明 | 2004年 人民幣千元 |
|---|---|---|
| **經營活動產生的現金流量：** | | |
| 銷售商品收到的現金 | | 26,189,967 |
| 收到的稅費返還 | | 241,414 |
| 收到的其他與經營活動有關的現金 | | 3,416 |
| **現金流入小計** | | 26,434,797 |
| 購買商品支付的現金 | | (23,442,057) |
| 支付給職工以及為職工支付的現金 | | (344,638) |
| 支付的各項稅費 | | (914,042) |
| 支付的其他與經營活動有關的現金 | | (139,257) |
| **現金流出小計** | | (24,839,994) |
| **經營活動產生的現金流量淨額** | (a) | 1,594,803 |
| **投資活動產生的現金流量：** | | |
| 處置固定資產所收回的現金淨額 | | 670 |
| 收到的其他與投資活動有關的現金 | | 99,346 |
| **現金流入小計** | | 100,016 |
| 購建固定資產、在建工程、無形資產和其他長期資產所支付的現金 | | (900,082) |
| 投資所支付的現金 | | (26,664) |
| 支付的其他與投資活動有關的現金 | | (9,628) |
| **現金流出小計** | | (936,374) |
| **投資活動產生的現金流量淨額** | | (836,358) |

刊載於第77頁至第125的會計報表註釋為本會計報表的組成部份。

| | 註釋 | 2004年<br>人民幣千元 | 2003年<br>人民幣千元 |
|---|---|---|---|
| **淨利潤** | | **1,776,337** | 1,432,579 |
| 加: 年初未分配利潤 | | **2,131,717** | 1,281,803 |
| **可供分配的利潤** | | **3,908,054** | 2,714,382 |
| 減:提取法定盈餘公積 | 30 | **177,633** | 143,258 |
| 提取法定公益金 | 30 | **177,633** | 143,258 |
| **可供股東分配的利潤** | | **3,552,788** | 2,427,866 |
| 減: 提取任意盈餘公積 | | **—** | — |
| 分配普通股股利 | | **592,563** | 296,149 |
| **年末未分配利潤**<br>(其中:於資產負債表日後提議分配的現金股利人民幣888,883千元(2003:人民幣592,462千元)) | | **2,960,225** | 2,131,717 |

**補充資料:**

| 項目 | 2004年<br>人民幣千元 | 2003年<br>人民幣千元 |
|---|---|---|
| 1. 出售、處置部門或被投資單位所得收益(損失) | **—** | — |
| 2. 自然災害發生的損失 | **—** | — |
| 3. 會計政策變更增加(或減少)利潤總額 | **—** | — |
| 4. 會計估計變更增加(或減少)利潤總額 | **—** | (103,000) |
| 5. 債務重組收益(損失) | **—** | — |
| 6. 其他 | **—** | — |

此會計報表已於2005年3月16日獲董事會批准。

| **劉玠** | **馬連勇** |
|---|---|
| *公司負責人* | *會計負責人* |

刊載於第77頁至第125的會計報表註釋為本會計報表的組成部份。

# 利潤及利潤分配表

*(按照《中國會計準則》編制)*
*二零零四年年度*
*(金額單位：人民幣千元)*

| | 註釋 | **2004年 人民幣千元** | 2003年 人民幣千元 |
|---|---|---|---|
| **主營業務收入** | 32 | **23,148,417** | 14,520,736 |
| 減：主營業務成本 | 33 | **19,740,857** | 12,183,096 |
| 主營業務稅金及附加 | 34 | **49,754** | 38,588 |
| **主營業務利潤** | | **3,357,806** | 2,299,052 |
| 加：其他業務利潤 | 35 | **91,105** | 36,691 |
| 減：營業費用 | 36 | **417,821** | 231,034 |
| 管理費用 | | **230,714** | 279,623 |
| 財務費用 | 37 | **97,387** | 9,498 |
| **營業利潤** | | **2,702,989** | 1,815,588 |
| 加：投資(損失)/收益 | 38 | **(68,766)** | 6 |
| 營業外收入 | | **222** | 1,593 |
| 減：營業外支出 | 39 | **1,702** | 64,404 |
| **利潤總額** | | **2,632,743** | 1,752,783 |
| 減：所得稅 | 3(b) | **856,406** | 320,204 |
| **淨利潤** | | **1,776,337** | 1,432,579 |

刊載於第77頁至第125的會計報表註釋為本會計報表的組成部份。

(按照《中國會計準則》編制)
二零零四年年度
(金額單位:人民幣千元)

| | 註釋 | 2004年<br>人民幣千元 | 2003年<br>人民幣千元 |
|---|---|---|---|
| **淨利潤** | | **1,776,337** | 1,432,579 |
| 加:年初未分配利潤 | | **2,131,717** | 1,281,803 |
| **可供分配的利潤** | | **3,908,054** | 2,714,382 |
| 減:提取法定盈餘公積 | 30 | **177,633** | 143,258 |
| 提取法定公益金 | 30 | **177,633** | 143,258 |
| **可供股東分配的利潤** | | **3,552,788** | 2,427,866 |
| 減:提取任意盈餘公積 | | **—** | — |
| 分配普通股股利 | | **592,563** | 296,149 |
| **年末未分配利潤**<br>(其中:於資產負債表日後<br>提議分配的現金股利<br>人民幣888,883千元<br>(2003:人民幣592,462千元)) | | **2,960,225** | 2,131,717 |

**補充資料:**

| **項目** | 2004年<br>人民幣千元 | 2003年<br>人民幣千元 |
|---|---|---|
| 1. 出售、處置部門或被投資單位所得收益(損失) | **—** | — |
| 2. 自然災害發生的損失 | **—** | — |
| 3. 會計政策變更增加(減少)利潤總額 | — | — |
| 4. 會計估計變更增加(減少)利潤總額 | — | (103,000) |
| 5. 債務重組收益(損失) | — | — |
| 6. 其他 | **—** | — |

此會計報表已於2005年3月16日獲董事會批准。

| **劉玠** | **馬連勇** |
|---|---|
| *公司負責人* | *會計負責人* |

刊載於第77頁至第125的會計報表註釋為本會計報表的組成部份。

# 合併利潤及利潤分配表

*（按照《中國會計準則》編制）*
*二零零四年年度*
*（金額單位：人民幣千元）*

| | 註釋 | **2004年<br>人民幣千元** | 2003年<br>人民幣千元 |
|---|---|---|---|
| **主營業務收入** | 32 | **23,227,617** | 14,520,736 |
| 減：主營業務成本 | 33 | **19,814,375** | 12,183,096 |
| 主營業務稅金及附加 | 34 | **49,754** | 38,588 |
| **主營業務利潤** | | **3,363,488** | 2,299,052 |
| 加：其他業務利潤 | 35 | **96,434** | 36,691 |
| 減：營業費用 | 36 | **423,192** | 231,034 |
| 管理費用 | | **281,900** | 279,623 |
| 財務費用 | 37 | **120,840** | 9,498 |
| **營業利潤** | | **2,633,990** | 1,815,588 |
| 加：投資收益 | 38 | **233** | 6 |
| 營業外收入 | | **222** | 1,593 |
| 減：營業外支出 | 39 | **1,702** | 64,404 |
| **利潤總額** | | **2,632,743** | 1,752,783 |
| 減：所得税 | 3(b) | **856,406** | 320,204 |
| **淨利潤** | | **1,776,337** | 1,432,579 |

刊載於第77頁至第125的會計報表註釋為本會計報表的組成部份。

(按照《中國會計準則》編制)
二零零四年十二月三十一日
(金額單位：人民幣千元)

| 負債及股東權益 | 註釋 | 2004年<br>人民幣千元 | 2003年<br>人民幣千元 |
|---|---|---|---|
| **流動負債** | | | |
| 應付票據 | 19 | **220,899** | 1,259,594 |
| 應付賬款 | 20 | **282,135** | 246,669 |
| 預收賬款 | 21 | **1,523,443** | 1,736,125 |
| 應付工資 | 22 | **61,938** | 61,181 |
| 應付福利費 | | **19,418** | 15,763 |
| 應交税金 | 3(d) | **274,508** | 11,095 |
| 其他應付款 | 24 | **224,202** | 291,242 |
| 一年內到期的長期負債 | 25 | **1,066,703** | 400,000 |
| **流動負債合計** | | **3,673,246** | 4,021,669 |
| **長期負債** | | | |
| 長期借款 | 26 | **900,000** | 1,663,000 |
| 應付債券 | 27 | **—** | 5,604 |
| **長期負債合計** | | **900,000** | 1,668,604 |
| **負債合計** | | **4,573,246** | 5,690,273 |
| **股東權益** | | | |
| 股本 | 28 | **2,962,942** | 2,962,309 |
| 資本公積 | 29 | **3,084,915** | 3,083,648 |
| 盈餘公積<br>(其中：法定公益金人民幣562,930千元<br>(2003：人民幣385,297千元)) | 30 | **1,125,860** | 770,594 |
| 未分配利潤<br>(其中：於資產負債表日後提議分配<br>的現金股利人民幣888,883千元<br>(2003：人民幣592,462千元)) | 31 | **2,960,225** | 2,131,717 |
| **股東權益合計** | | **10,133,942** | 8,948,268 |
| **負債及股東權益總計** | | **14,707,188** | 14,638,541 |

此會計報表已於2005年3月16日獲董事會批准。

| **劉玠** | **馬連勇** |
|---|---|
| *公司負責人* | *會計負責人* |

刊載於第77頁至第125的會計報表註釋為本會計報表的組成部份。

# 資產負債表

*(按照《中國會計準則》編制)*
*二零零四年十二月三十一日*
*(金額單位：人民幣千元)*

| **資產** | *註釋* | **2004年**<br>**人民幣千元** | 2003年<br>人民幣千元 |
|---|---|---|---|
| **流動資產** | | | |
| 貨幣資金 | 6 | **2,705,059** | 2,580,613 |
| 應收票據 | 7 | **1,425,868** | 2,097,812 |
| 應收賬款 | 8 | **569,082** | 84,749 |
| 其他應收款 | 9 | **5,653** | 13,883 |
| 預付賬款 | 10 | **209,670** | 593,962 |
| 存貨 | 11 | **2,068,827** | 1,406,410 |
| **流動資產合計** | | **6,984,159** | 6,777,429 |
| **長期股權投資** | 13 | **237,199** | 266,718 |
| **固定資產** | | | |
| 固定資產原價 | 14 | **10,601,802** | 9,838,222 |
| 減：累計折舊 | | **(4,033,116)** | (3,260,751) |
| 固定資產淨額 | | **6,568,686** | 6,577,471 |
| 在建工程 | 15 | **611,316** | 703,121 |
| **固定資產合計** | | **7,180,002** | 7,280,592 |
| **無形資產及其他資產** | | | |
| 無形資產 | 16 | **305,828** | 313,802 |
| **無形資產及其他資產合計** | | **305,828** | 313,802 |
| **資產總計** | | **14,707,188** | 14,638,541 |

刊載於第77頁至第125的會計報表註釋為本會計報表的組成部份。

| **負債及股東權益** | 註釋 | **2004年 人民幣千元** | 2003年 人民幣千元 |
|---|---|---|---|
| **流動負債** | | | |
| 短期借款 | 18 | **100,000** | — |
| 應付票據 | 19 | **220,899** | 1,259,594 |
| 應付賬款 | 20 | **286,744** | 246,669 |
| 預收賬款 | 21 | **1,554,986** | 1,735,563 |
| 應付工資 | 22 | **61,938** | 61,181 |
| 應付福利費 | | **19,418** | 15,763 |
| 預提費用 | 23 | **7,002** | — |
| 應交税金 | 3(d) | **262,520** | 8,642 |
| 其他應付款 | 24 | **344,094** | 417,586 |
| 一年內到期的長期負債 | 25 | **1,107,237** | 420,267 |
| **流動負債合計** | | **3,964,838** | 4,165,265 |
| **長期負債** | | | |
| 長期借款 | 26 | **1,244,548** | 1,892,733 |
| 應付債券 | 27 | **—** | 5,604 |
| **長期負債合計** | | **1,244,548** | 1,898,337 |
| **負債合計** | | **5,209,386** | 6,063,602 |
| **股東權益** | | | |
| 股本 | 28 | **2,962,942** | 2,962,309 |
| 資本公積 | 29 | **3,084,915** | 3,083,648 |
| 盈餘公積 (其中：法定公益金人民幣562,930千元 (2003：人民幣385,297千元)) | 30 | **1,125,860** | 770,594 |
| 未分配利潤 (其中：於資產負債表日後提議分配的現金股利人民幣888,883千元 (2003：人民幣592,462千元)) | 31 | **2,960,225** | 2,131,717 |
| **股東權益合計** | | **10,133,942** | 8,948,268 |
| **負債及股東權益總計** | | **15,343,328** | 15,011,870 |

此會計報表已於2005年3月16日獲董事會批准。

**劉玠**
*公司負責人*

**馬連勇**
*會計負責人*

刊載於第77頁至第125的會計報表註釋為本會計報表的組成部份。

# 合併資產負債表

*（按照《中國會計準則》編制）*
*二零零四年十二月三十一日*
*（金額單位：人民幣千元）*

| **資產** | *註釋* | **2004年 人民幣千元** | 2003年 人民幣千元 |
|---|---|---|---|
| **流動資產** | | | |
| 貨幣資金 | 6 | **2,748,133** | 2,606,976 |
| 應收票據 | 7 | **1,425,868** | 2,097,812 |
| 應收賬款 | 8 | **641,013** | 84,749 |
| 其他應收款 | 9 | **11,056** | 18,996 |
| 預付賬款 | 10 | **217,437** | 593,967 |
| 存貨 | 11 | **2,221,412** | 1,440,283 |
| 待攤費用 | 12 | **492** | 184 |
| **流動資產合計** | | **7,265,411** | 6,842,967 |
| **長期股權投資** | 13 | **41,303** | 14,406 |
| **固定資產** | | | |
| 固定資產原價 | 14 | **11,146,973** | 9,848,116 |
| 減：累計折舊 | | **(4,067,194)** | (3,261,582) |
| 固定資產淨額 | | **7,079,779** | 6,586,534 |
| 在建工程 | 15 | **611,746** | 1,206,658 |
| **固定資產合計** | | **7,691,525** | 7,793,192 |
| **無形資產及其他資產** | | | |
| 無形資產 | 16 | **345,072** | 334,995 |
| 長期待攤費用 | 17 | **17** | 26,310 |
| **無形資產及其他資產合計** | | **345,089** | 361,305 |
| **資產總計** | | **15,343,328** | 15,011,870 |

刊載於第77頁至第125的會計報表註釋為本會計報表的組成部份。



**鞍鋼新軋鋼股份有限公司全體股東**

我們審計了後附的貴公司2004年12月31日的合併資產負債表和資產負債表、2004年度的合併利潤及利潤分配表和利潤及利潤分配表以及合併現金流量表和現金流量表。這些會計報表的編制是貴公司管理當局的責任，我們的責任是在實施審計工作的基礎上對這些會計報表發表意見。

我們按照中國註冊會計師獨立審計準則計劃和實施審計工作，以合理確信會計報表是否不存在重大錯報。審計工作包括在抽查的基礎上檢查支持會計報表金額和披露的證據，評價管理當局在編製會計報表時採用的會計政策和作出的重大會計估計，以及評價會計報表的整體反映。我們相信，我們的審計工作為發表意見提供了合理的基礎。

我們認為，上述會計報表符合中華人民共和國財政部頒佈的企業會計準則和《企業會計制度》的規定，在所有重大方面公允地反映了貴公司2004年12月31日的合併財務狀況和財務狀況、2004年度的合併經營成果和經營成果以及合併現金流量和現金流量。

畢馬威華振會計師事務所

中國註冊會計師

武衛

中國北京
東長安街1號
東方廣場東2座辦公樓8層
郵政編碼：100738

鄭俊芳

2005年3月16日

*附註：*

(a) 凡持有本公司H股股份並於二零零五年四月八日營業時間結束時登記在冊的本公司股東，可憑護照或身份證出席股東周年大會。

(b) 本公司將於二零零五年四月十日至二零零五年五月九日(包括首尾兩天)暫停辦理H股股份過戶登記手續。

(c) 凡有權出席股東大會並有表決權的股東均可委任一位或多位人士(不論該人士是否為股東)作為其股東代理人，代其出席及投票。

(d) 委任超過一名股東代理人的股東，其股東代理人只能按實際擁有股份以投票方式行使表決權。

(e) 股東須以書面形式委託代理人，由委託人簽署或由被委託人簽署。如該委託書由被委託人簽署，則該授權委託書必須經過公證手續。經過公證的委託書或授權書和投票代理委託書必須在股東周年大會或其任何延後會議舉行前二十四小時交回本公司之過戶登記處登記，方為有效，地址為：香港證券登記有限公司，香港灣仔皇后大道東183號合和中心46樓。

(f) 擬出席股東周年大會的股東應於二零零五年四月十八日下午五時三十分前，將擬出席股東周年大會的書面回覆(將隨本公司二零零四年度年報寄發予股東)送達本公司大會秘書處，回覆可採用來人、來函、傳真或電報送遞，而無上述書面回覆將不影響股東出席股東周年大會的權利。

(g) 預計股東大會會議需時半天，往返及食宿費自理。

(h) 本次大會秘書處地址：

中華人民共和國
遼寧省鞍山市
南中華路396號
郵政編碼：114003
電話：0412-633 4292 / 633 4293
傳真：0412-672 7772

## 以特別決議案(續)

(三) 公司董事、高級管理人員的薪酬;

(四) 公司的股東、實際控制人及其關聯企業對公司現有或新發生的總額高於人民幣300萬元或高於公司最近經審計淨資產值的5%或達到按《香港聯交所有限公司證券上市規則》規定需要進行公告、及獨立股東批准的借款或其他資金往來,以及公司是否採取有效措施回收欠款;

(五) 公司董事會未做出現金利潤分配預案;

(六) 獨立董事認為可能損害中小股東權益的事項;

(七) 公司章程規定的其他事項。」

10H. 動議授權本公司董事會就上述有關修訂:

(a) 批准、簽訂及作出、或促使簽訂及作出所有其認為有關的所有文件、契約和事宜;

(b) 對本公司的公司章程作出其認為合適的修放;及

11. 動議考慮及批准持有公司有表決權的股份5%或以上的股東於大會上提出的提案(如有)。

承董事會命
**鞍鋼新軋鋼股份有限公司**
**付吉會**
*公司秘書*

中華人民共和國
遼寧省鞍山市

二零零五年三月十六日

## 以特別決議案(續)

公司召開股東大會審議本條所列事項的，應當向股東提供網路形式的投票平台。

股東大會投票結束後，公司應當對每項議案合併統計現場投票、網路投票以及符合規定的其他投票方式的投票表決結果，方可予以公佈。在正式公佈表決結果前，股東大會網路投票的網路服務方、公司及其主要股東對投票表決情況均負有保密義務。

第八十二條：公司應切實保障社會公眾股股東選擇董事、監事的權利。在股東大會選舉董事、監事的過程中，應充分反映社會公眾股股東的意見，積極推行累積投票制。本條所稱累積投票制是指公司股東大會選舉董事或監事時，有表決權的每一股份擁有與擬選出的董事或監事人數相同的表決權，股東擁有的表決權可以集中使用。」

10F. 動議將公司章程原第一百零七條中的第(一)款修改為如下第一百一十條中的第(一)款：

「(一)公司與關聯人達成的總額高於人民幣300萬元或高於公司最近經審計淨資產值的5%或達到按《香港聯交所有限公司證券上市規則》規定需要進行公告、及獨立股東批准的關聯交易應由獨立董事認可後，提交董事會討論。獨立董事作出判斷前，可以聘請仲介機構出具獨立財務顧問報告，作為其判斷的依據；」

10G. 動議將公司章程原第一百零八條修改為如下第一百一十一條：

「第一百一十條獨立董事除履行前條所述職權外，還對以下事項向董事會或股東大會發表獨立意見：

(一) 提名、任免董事；

(二) 聘任或解聘高級管理人員；

## 以特別決議案(續)

10D. 動議將公司章程原第六十八條全部修訂重述如下，原第六十八條及以後條目順序後移：

「第六十八條：董事會、獨立董事和符合一定條件的股東可以向公司股東徵集其在股東大會上的投票權。徵集人公開徵集公司股東投票權，應按有關實施辦法辦理。」

10E. 動議在公司章程原第八十條前插入以下兩條內容，原第八十條及以後條目順序後移：

「第八十一條：公司應建立和完善社會公眾股股東對重大事項的表決制度。股東大會審議下列事項時，除經全體股東大會表決通過外，還應經參加表決的社會公眾股股東(包括境外上市外資股股東)所持表決權的半數以上通過，方可實施或提出申請：

(一) 公司向社會公眾增發新股(含發行境外上市外資股或其他股份性質的權證)、發行可轉換公司債券、向原有股東配售股份(但具有實際控制權的股東在會議召開前承諾全額現金認購的除外)；

(二) 公司重大資產重組，購買的資產總價較所購買資產經審計的帳面淨值溢價達到或超過20%的；

(三) 股東以其持有的公司股權償還其所欠公司的債務；

(四) 對公司有重大影響的附屬企業到境外上市；

(五) 在公司發展中對社會公眾股股東利益有重大影響的相關事項。

公司召開股東大會審議本條所列事項的，公司公告股東大會決議時，應當說明參加表決的社會公眾股股東人數、所持股份總數、占公司社會公眾股股份的比例和表決結果，並披露參加表決的前十大社會公眾股股東的持股和表決情況。

## 以特別決議案

10. 考慮並酌情通過對公司章程做出有關修訂(「修訂」),以遵守中國證券監督管理委員會頒佈之《有關加強保護社會公眾股東利益的若干規定》及《深圳股票交易所證券上市規則》(於二零零四年修訂)之規定;建議修訂之公司章程如下:

    10A. 動議對公司章程第十七條作出修訂:

    (1) 刪除第十七條第三段和第四段;

    (2) 原第二段之後增加如下第三段規定:

    「經公司A股可轉換債券轉股,公司的股本結構為:普通股2,962,985,697股,其中鞍山鋼鐵集團公司以國有法人股形式持有1,319,000,000股,占公司股本總額百分之四十四點五(44.5%),境外上市外資股股東以H股形式持有890,000,000股,占公司股本總額百分之三十(30.0%)及境內上市內資股股東持有753,985,697股,占公司股本總額百分之二十五點五(25.5%)。」

    10B. 動議將公司章程第二十條全部修訂為:

    「公司註冊資本為人民幣2,962,985,697元。」

    10C. 動議在公司章程六十條第一段後增加如下規定:

    「公司股東大會審議本公司章程第八十一條所列事項的,公司發佈股東大會通知後,應當在股權登記日後三日內再次公告股東大會通知。」

**茲通告**本公司訂於2005年5月9日上午9時在中國遼寧省鞍山市鐵東區東風街108號東山賓館會議室舉行2004年度股東周年大會，審議並酌情通過下列決議：

## 以普通決議案方式

1. 審議及批准本公司二零零四年度董事會工作報告；

2. 審議及批准本公司二零零四度監事會工作報告；

3. 審議及批准本公司截至二零零四年十二月三十一日止年度的經審核財務報表；

4. 審議及批准本公司二零零四年度建議的利潤分配計劃；

5. 審議及批准本公司二零零四年度的董事及監事酬金；

6. 審議及批准二零零四年度的核數師，並授權董事會決定其酬金；

7. 審議及批准本公司對二零零五年度日常關聯交易的預計；

8. 審議及批准委任王小彬女士為本公司獨立董事，王小彬女士的個人簡歷如下：

   王小彬女士，37歲，曾在澳洲PriceWaterhouse的審核和商務諮詢部工作，後在荷蘭商業銀行投資銀行部任董事，現任華潤電力控股有限公司財務總監。王女士是澳洲特許會計師公會、澳洲執業會計師公會和澳洲證券協會的會員。

   王女士並無於本公司之股份中擁有證券及期貨條例第XV部所界定之任何權益。彼與本公司之任何董事、高級管理層或主要或控制性股東概無關連。

9. 審議及批准董事會關於前次募集資金使用情況的說明。

## 8. 期後事項

(1) 本公司於二零零五年二月二十八日召開二零零五年第一次臨時股東大會、二零零五年第一次內資股類別股東大會、二零零五年第一次外資股類別股東大會，收購及收購協議、供股、內資股配售、根據原材料與服務供應協議進行的非豁免持續關聯交易、清洗豁免(定義均見本公司二零零五年一月十五日之通函)，以及建設一條冷軋生產線的建議均由股東於會議上妥當批准。

(2) 本公司於二零零零年三月發行人民幣15億元可轉換公司債券，期限5年。根據《可轉換債券募集説明書》的規定，本公司可轉換債券到期日為二零零五年三月十三日。本公司已於二零零五年三月十四日兑付本金及利息，並於同日停止轉股自行摘牌。此次共兑付本息3,463,009.6元人民幣。至到期日止，本公司可轉換債券共轉股453,985,697股A股。

補充資料：

二零零四年資產減值準備明細表：

*單位：人民幣千元*

| 項目 | 年初金額 | 本年增加額 | 本年轉回金額 | 年末金額 |
|---|---|---|---|---|
| 壞帳準備 | 3 | 212 | 212 | 3 |
| 其中：其他應收款 | 3 | 212 | 212 | 3 |
| 存貨跌價準備 | 63,596 | 1,996 | 15,130 | 50,462 |
| 其中：備品備件 | 48,466 | — | — | 48,466 |
| 產成品 | 15,130 | 1,996 | 15,130 | 1,996 |

## 4. 重大合同及其履行情況(續)

**(3) 本集團不存在委託理財事項。**

**(4) 本報告期內本集團無其他重大合同。**

## 5. 聘任、改聘、解聘會計師事務所情況

本公司二零零三年度股東大會批准繼續聘任畢馬威會計師事務所為本公司二零零四年度境外審計師和畢馬威華振會計師事務所為本公司二零零四年度境內審計師。本公司應支付聘任會計師事務所二零零四年度審計費為港幣350萬元,聘任會計師事務所為審計所實際發生的代墊費用由本公司支付。畢馬威會計師事務所及畢馬威華振會計師事務所已連續八年為本公司提供審計服務。

## 6. 承諾事項

二零零四年度,本集團或持有本公司股份5%以上(含5%)的股東沒有發生對本集團經營成果、財務狀況可能發生重要影響的承諾事項。也不存在以前期間發生但延續到報告期內這樣的承諾事項。

## 7. 購買職工住房

二零零四年度年度本公司職工共購買住房10,548平方米,本公司支付補貼人民幣1,247千元。

## 3. 重大關聯交易(續)

(4) 本公司董事會於二零零四年十二月二十九日批准了就本公司進行供股及向鞍鋼集團配售內資股，用所得資金根據鞍鋼集團與本公司就收購鞍鋼新鋼鐵公司100%股權而簽訂的收購協議而進行收購的幾項議案。購入鞍鋼新鋼鐵公司100%股權的目的是為了通過購入鋼鐵生產的前部工序，實現本公司鋼鐵主業的一體化，極大增強上市公司的競爭能力。收購價格 = 基準對價 + 對價調整數。其中：基準對價指境內資產評估報告確定的(並經國資委備案批准及調整)、鞍鋼新鋼鐵公司在評估基準日的資產淨值；對價調整數=鞍鋼新鋼鐵公司於交割審計日的經審計的帳面淨資產值－鞍鋼新鋼鐵公司於評估基準日的經審計的帳面淨資產值－鞍鋼新鋼鐵公司自評估基準日至交割審計日期間資產評估增減值所引起的折舊、攤銷及其他差異。上述事項已經由股東在二零零五年二月二十八日的股東大會、A股類別股東大會及H股類別股東大會批准，且尚需報經監管機構批准後方可實施。

## 4. 重大合同及其履行情況

**(1) 本報告期內本集團沒有發生重大託管、承包、租賃事項。**

**(2) 重大擔保**

本公司董事會於二零零二年十月二十二日通過決議，批准本公司於同日與蒂森克虜伯作為合營公司的共同發起人，共同與中國銀行簽署《股權質押協議》、《股權保留及從屬協議》、《完工支持協議》及《資金短缺支持協議》，根據這些協議，本公司與蒂森克虜伯共同為合營公司向中國銀行貸款人民幣10.8億元提供質押擔保，本公司承擔的貸款質押擔保總額為人民幣5.4億元。截至二零零四年十二月三十一日，本公司對外擔保總額為人民幣5.4億元，佔二零零四年末本公司淨資產(按中國會計準則)的5.33%。

## 3. 重大關聯交易(續)

4) 本公司向合營公司提供的主要項目：

| 項目 | 金額(人民幣千元) | 佔同類交易金額比例(%) |
|---|---:|---:|
| 冷硬卷 | 946,827 | 11.66 |

本公司上述關聯交易的結算方式全部為貨幣付款。

二零零四年度本公司向鞍鋼新鋼鐵公司提供的管坯毛利率為11.63%。

上述關聯交易已經被董事會中與控股公司沒有關係之獨立董事委員會確認，上述關聯交易(1)為本公司在日常業務過程中進行的交易；(2)按正常商業條款進行；(3)遵照服務協議的條款及(4)按香港聯交所給予的有條件豁免的訂約條文和條件。

(2) 本公司與關聯方債權、債務往來

截止二零零四年十二月三十一日，本公司銀行借款人民幣19.63億元由鞍鋼集團公司提供擔保。

二零零零年三月本公司發行可轉換公司債券，由鞍山鋼鐵集團公司擔保。目前鞍山鋼鐵集團公司的盈利能力大幅度提高，資產狀況和信用狀況均有很大改善。

(3) 本公司董事會於二零零四年三月二十三日批准本公司與鞍鋼集團公司簽署《資產收購協議》，收購鞍鋼集團公司厚板廠水站及綫材廠水站，購入該水站的目的是為本公司厚板廠、綫材廠提供循環水。該部分資產包括61,858.57平方米的土地及房屋建築、機器設備等固定資產，收購價格按境內評估師的評估值人民幣62,205,800元。該協議已於二零零四年六月十五日經過本公司二零零三年度股東大會批准，並已於二零零四年七月三十日實施。

## 3. 重大關聯交易(續)

3) 綜合服務

鞍鋼集團公司及其子公司向本公司提供的支持性服務和金融服務：

| 項目 | 定價原則 | 金額<br>(人民幣千元) | 佔同類交易<br>金額比例(%) |
|---|---|---|---|
| 鐵路運輸 | 國家定價 | 33,769 | 100 |
| 道路運輸 | 市場價 | 27,027 | 62.23 |
| 產品出口代理 | | 47,155 | 100 |
| 備件進口代理 | | 2,916 | 100 |
| 重油液化氣採購代理 | | 1 | 100 |
| 產品測試和分析服務 | | 15,695 | 49.90 |
| 設備檢修及維護 | | 99,672 | 24.62 |
| 設計及工程服務 | | 31,255 | 5.03 |
| 職工住宅的供暖 | 國家定價 | 464 | 3.97 |
| 報紙及其他出版物 | | 3 | 0.50 |
| 電話/傳真/電視服務 | | 2,183 | 73.17 |
| 合計 | | 260,140 | 21.67 |
| 鞍鋼集團財務公司支付本公司的利息 | 不時中國人民銀行規定的利率 | 5,863 | 23.71 |
| 本公司在鞍鋼集團財務公司用於結算的最高存款額 | — | 990,178 | — |

本公司向鞍鋼新鋼鐵公司提供的帶料加工服務：

| 項目 | 定價原則 | 金額<br>(人民幣千元) | 佔同類交易<br>金額比例(%) |
|---|---|---|---|
| 帶料加工 | 每噸冷軋硅鋼加工費622元人民幣<br>每卷冷軋硅鋼包裝費350元人民幣 | 84,201 | 99.80 |

## 3. 重大關聯交易(續)

2) 關聯銷售

本公司向鞍鋼集團及其子公司提供的主要項目：

| 項目 | 定價原則 | 價格 | 金額<br>(人民幣千元) | 佔同類交易<br>金額比例(%) |
|---|---|---|---|---|
| 方坯 | 本集團與獨立第三方之間上一月的平均售價 | 2,555元/噸 | 72,150 | 69.20 |
| 板坯 | | 2,421元/噸 | 727,204 | 100 |
| 冷軋板 | | 4,391元/噸 | 16,077 | 0.20 |
| 鍍鋅板 | | 4,824元/噸 | 900 | 0.04 |
| 彩塗板 | | 5,935元/噸 | 9,642 | 8.11 |
| 厚板 | | 3,923元/噸 | 271,614 | 5.84 |
| 綫材 | | 3,225元/噸 | 86,154 | 3.13 |
| 大型材 | | 3,521元/噸 | 20,732 | 0.80 |
| 廢鋼 | | 1,071元/噸 | 496,630 | 96.39 |
| 管坯 | 生產成本另加不少於9%的邊際利潤 | 2,773元/噸 | 1,093,320 | 100 |
| 合計 | — | — | 2,794,423 | 12.49 |

## 3. 重大關聯交易

(1) 本公司二零零四年度向鞍鋼集團公司及鞍鋼集團公司的子公司購買大部份生產所需原料及能源動力，又向鞍鋼集團公司及其子公司銷售部份其在技術改造、設備維修等方面所需的部份本公司產品，交易方式及價格均按雙方簽訂的原材料和服務供應協議執行。

鞍鋼新鋼鐵公司是鞍鋼集團公司的控股子公司。瀋陽鋼加中心是鞍鋼集團公司的控股子公司，也是本公司的參股子公司。

1) 關聯採購

鞍鋼集團公司及其子公司向本公司及瀋陽鋼加中心提供的主要項目：

| 項目 | 定價原則 | 價格 | 金額(人民幣千元) | 佔同類交易金額比例(%) |
|---|---|---|---|---|
| 方坯 | 不高於鞍鋼集團公司及其子公司與其獨立第三方客戶之間上一月的最低銷售價格，以及中國五家獨立供應商就大批量原材料向本公司所報價格的平均值 | 2,292元/噸 | 690,339 | 100 |
| 板坯 | | 2,550元/噸 | 221,569 | 100 |
| 熱軋卷 | | — | 9,318,953 | 100 |
| 其中： | | | | |
| 向本公司提供 | | 3,609元/噸 | 9,317,025 | 100 |
| 向瀋陽鋼加中心提供(按本公司控股比例30%計算關聯交易額) | | 3,226元/噸 | 1,928 | 100 |
| 鐵水 | | 1,787元/噸 | 5,898,584 | 100 |
| 廢鋼 | | 1,399元/噸 | 402,487 | 100 |
| 工業用水 | 成本價 | 0.82元/噸 | 8,539 | 99.69 |
| 循環水 | | 0.37元/噸 | 10,147 | 100 |
| 軟水 | | 2.82元/噸 | 2,414 | 100 |
| 混合煤氣 | | 20.12元/吉焦 | 176,825 | 100 |
| 氮氣 | | 0.06元/立方米 | 9,723 | 100 |
| 氧氣 | | 0.38元/立方米 | 70,615 | 100 |
| 氫氣 | | 1.10元/立方米 | 3,751 | 100 |
| 氬氣 | | 1.48元/立方米 | 12,910 | 100 |
| 壓縮空氣 | | 0.08元/立方米 | 14,559 | 100 |
| 蒸汽 | | 29.86元/吉焦 | 30,844 | 98.64 |
| 白灰 | 不高於鞍鋼集團公司有關成員公司上一月報予獨立第三方的平均售價 | 393元/噸 | 87,587 | 100 |
| 耐火材料 | | 2,897元/噸 | 21,077 | 8.65 |
| 其它輔料 | | — | 83,400 | 9.84 |
| 合計 | — | — | 17,064,323 | 94.53 |

## 1. 重大訴訟、仲裁事項

二零零四年度本公司無重大訴訟、仲裁事項。

## 2. 本公司收購及出售資產情況

(1) 本公司董事會於二零零四年三月二十三日批准本公司與鞍鋼集團公司簽署《資產收購協議》，收購鞍鋼集團公司厚板廠水站及綫材廠水站，購入該水站的目的是為本公司厚板廠、綫材廠提供循環水。該部分資產包括61,858.57平方米的土地及房屋建築、機器設備等固定資產，收購價格按境內評估師的評估值人民幣62,205,800元。該協議已於二零零四年六月十五日經過本公司二零零三年度股東大會批准，並已於二零零四年七月三十日實施。

(2) 本公司董事會於二零零四年十二月二十九日批准了就本公司進行供股及向鞍鋼集團配售內資股，用所得資金根據鞍鋼集團與本公司就收購鞍鋼新鋼鐵公司100%股權而簽訂的收購協議而進行收購的幾項議案。購入鞍鋼新鋼鐵公司100%股權的目的是為了通過購入鋼鐵生產的前部工序，實現本公司鋼鐵主業的一體化，極大增強上市公司的競爭能力。收購價格 = 基準對價＋對價調整數。其中：基準對價指境內資產評估報告確定的(並經國資委備案批准及調整)、鞍鋼新鋼鐵公司在評估基準日的資產淨值；對價調整數=鞍鋼新鋼鐵公司於交割審計日的經審計的帳面淨資產值－鞍鋼新鋼鐵公司於評估基準日的經審計的帳面淨資產值－鞍鋼新鋼鐵公司自評估基準日至交割審計日期間資產評估增減值所引起的折舊、攤銷及其他差異。上述事項已經由股東在二零零五年二月二十八日的股東大會、A股類別股東大會及H股類別股東大會批准，且尚需報經監管機構批准後方可實施。

## 6. 承諾及或有負債

本集團截至二零零四年十二月三十一日，資本承諾為人民幣39.92億元，主要為工程支出 。

本集團截至二零零四年十二月三十一日，無或有負債。

## 7. 外匯風險

除部份以外幣進行的出口銷售外，本公司在銷售、採購設備及生產用原材料方面主要是以人民幣進行交易，因此，本公司並無交易方面的重大外幣風險。

## 8. 資本負債的比率

按國際財務報告準則，本集團股東權益與負債比率二零零四年為2.05倍，二零零三年為1.46倍。

## 3. 本公司投資情況(續)

### (3) 募集資金項目未完成計劃進度情況說明

冷軋廠新建剪切配送中心工程沒有按計劃進度建成的主要原因是項目操作方案有待於進一步分析。

### (4) 非募集資金的投資、進度情況

本公司建設鍍鋅板生產綫及彩塗板生產綫項目已建成投產，截至2004年12月31日，投入資金人民幣1,279,656千元，本年度產生效益人民幣145,877千元。

## 4. 本集團流動資金情況、財政資源與資本結構(按國際財務報告準則)

截止二零零四年十二月三十一日，本集團長期借款(不含一年內到期部份)為人民幣12.45億元，借款利率為5.49%-5.76%，借款期限為2-10 年，主要用於技術改造。本集團一年內到期長期負債為人民幣11.07億元。本集團資信狀況良好，產品有較高的盈利能力，將來有足夠的現金用於償還到期債務 。

截止二零零四年十二月三十一日，本集團的現金及現金等同資產人民幣27.48億元，較去年的人民幣26.07億元增加人民幣1.41億元，主要是由於投資活動現金支出減少影響。

本集團二零零四年末總資產減流動負債為人民幣112.67億元， 二零零三年末為人民幣107.13億元。本公司二零零四年末股東權益為人民幣100.22億元， 二零零三年末為人民幣88.15億元。

## 5. 資產抵押

本公司的合營公司為取得銀行借款，將其應收賬款和土地使用權、在建工程、房屋建築、機器設備分別質押和抵押給中國銀行。本公司將持有的合資公司50%的股權質押給中國銀行。

## 3. 本公司投資情況(續)

### (2) 募集資金使用情況

本公司於一九九七年七月及十一月分別發行8.9億股H股及3億股A股，募集資金人民幣26.33億元。本公司又於二零零零年三月在境內發行了15億元人民幣可轉換公司債券，募集資金人民幣14.80億元。共募集資金人民幣41.13億元。

單位：人民幣千元

| 承諾項目 | 擬投入資金 | 是否變更項目 | 本公司實際投入資金 | 實際(預計)產生收益 | 是否符合計劃進度和預計收益 |
|---|---|---|---|---|---|
| 建設煉鋼廠 | 2,400,000 | 否 | 1,540,992 | 110,000 | 是 |
| 改造冷軋酸洗連軋聯合機組 | 700,000 | 否 | 645,434 | 112,800 | 是 |
| 合資建設鍍鋅板生產綫 | 項目總投資：1,494,000 | 否 | 項目總投資：1,465,290 | 項目總收益：-137,999 | 否 |
| | 本公司總投資：250,000 | | 本公司總投資：248,305 | 本公司總收益：-69,000 | |
| 改造冷軋1700橫切機組 | 60,000 | 否 | 60,000 | 21,600 | 是 |
| 冷軋改擴建工程 | 1,950,000 | 否 | 1,585,710 | 101,199 | 否 |
| 冷軋廠2、3號橫切機組改造工程 | 100,000 | 否 | 32,960 | 42,000 | 是 |
| 冷軋廠新建剪切配送中心工程 | 180,000 | 否 | 0 | 預計15.66% | 否 |
| 合計 | 5,640,000 | - | 4,113,401 | 318,599 | - |

*說明：*

1) 合營公司二零零四年四月份才開始正式投入運營，因此生產規模較低，二零零四年產量為21.16萬噸，設計能力為40萬噸。同時由於二零零四年度一次性攤銷開辦費較高為人民幣47,182千元，導致合資建設鍍鋅板生產綫項目二零零四年度收益未能達到預計收益。

2) 冷軋改擴建工程二零零四年度實際收益較預計收益低，主要因為二零零四年原材料價格上漲幅度較大，使冷軋板毛利率下滑。

目前本公司募集的人民幣41.13億元資金已全部用於有關項目。

## 3. 本公司投資情況

### (1) 對外投資情況：

二零零四年度，本公司對外投資總額為人民幣46,664千元，比上年度人民幣14,406千元，增加223.92%。

1) 本公司董事會於二零零四年十二月三十日召開會議，通過了《關於出資設立蒂森克虜伯鞍鋼中瑞(長春)激光拼焊板有限公司的議案》。該項目總投資10,000千美元，公司註冊資本為5,000千美元，其中蒂森克虜伯激光拼焊板有限公司出資2,050千美元，佔註冊資本的41%，本公司出資1,950千美元，佔註冊資本的39%，武漢中人瑞眾汽車零部件產業有限公司出資1,000千美元，佔註冊資本的20%。

2) 本公司董事會於二零零四年十一月一日召開會議，通過了《關於出資設立鞍鋼新軋-新船重工大連鋼材加工配送有限公司的議案》。該項目總投資7億元人民幣，目前該公司註冊資本4,000萬元人民幣，該公司計劃註冊資本將達3.8億元人民幣，本公司和新船重工各佔註冊資本的50%，餘下項目所需資金由該公司通過借款解決。

3) 二零零四年三月九日，本公司與中國冶金建設集團公司、武漢鋼鐵集團公司、武漢市青山區國有資產經營有限公司、深圳國際信託投資有限責任公司共同出資組建中冶南方工程技術有限公司。該公司註冊資本為人民幣10,000萬元。其中本公司所佔股權比例為7%。該公司主要從事鋼鐵業新工藝、高新技術和新裝備的研製、設計與開發；技術轉讓；技術諮詢；工程設計；設備及材料採購與服務；核心設備及材料製造與供應；工程施工管理；工程建設管理；工程總承包等。

## 1. 業務回顧(續)

### (3) 本公司員工數量、專業資格、酬金政策及培訓

截至二零零四年十二月三十一日，本公司擁有員工數量7,305人，其中，生產人員4,956人，銷售人員42人，技術人員393人，財務人員51人，行政人員516人。本公司員工中，本科以上學歷936人，佔員工人數的12.8%，專科1,084人，佔員工人數的14.8%，中專260人，佔員工人數的3.6%。

二零零四年本公司加大了生產工人的操作技能培訓，全年共輪訓了2萬人次，全年共1,049名崗位工人通過了國家職業技能鑒定；同時本公司還加大了管理崗位和技術崗位人員外語計算機培訓力度，全年選送328人參加鞍鋼職工大學舉辦為期7周的計算機培訓，其中314人通過鞍鋼內部計算機等級鑒定。選送258人參加鞍鋼職工大學舉辦為期20周的英語培訓，其中114人通過鞍鋼內部英語等級鑒定。通過培訓，提高了員工隊伍整體素質，為本公司二零零四年生產經營目標的實現提供了有力的保障。

本公司對員工實行崗薪制和年薪制的分配形式，崗薪同本公司總體經營成果掛鈎。

## 2. 稅率匯率及利率變化影響

人民幣貸款利率水平實行一年一定。自貸款合同生效日起每滿一年後，按當時中國人民銀行最新公佈的對應檔次的貸款利率確定下一年度的利率。根據中國人民銀行公佈的最新貸款利率，本公司於二零零四年十一月七日和二零零四年十二月九日分別各有一筆本金人民幣100,000千元的貸款利率由5.49%調整為5.76%。

本公司二零零四年度適用各種稅率與上年相比並無變化。匯率變化無重大影響。

# 1. 業務回顧(續)

## (2) 本集團財務狀況及經營情況分析(續)

按國際財務報告準則

單位：人民幣千元

| 指標名稱 | **二零零四年** | 二零零三年 | 變動(%) | 變動原因 |
|---|---|---|---|---|
| 總資產 | **14,899,934** | 14,845,674 | 0.37 | A |
| 長期負債 | **1,244,548** | 1,898,002 | -34.43 | B |
| 股東權益 | **10,022,276** | 8,815,385 | 13.69 | C |
| 營業額 | **23,177,863** | 14,482,148 | 60.04 | D |
| 主營業務利潤 | **3,372,351** | 2,276,228 | 48.16 | E |
| 淨利潤 | **1,797,587** | 1,433,002 | 25.44 | F |
| 銀行存款、現金及現金等價物淨增加額 | **141,157** | 904,925 | -84.40 | G |

*註：*

A. 總資產增加是由於經營產生淨利潤影響；

B. 長期負債減少是由於轉入流動負債項目一年內到期長期負債影響；

C. 股東權益增加是由於經營產生淨利潤及可轉債轉股影響；

D. 營業額增加是由於銷售量增加，產品銷售價格上升及改善產品結構影響；

E. 主營業務利潤增加是由於銷售量增加，擴大高附加值產品銷售比例影響；

F. 淨利潤增加是由於主營業務利潤及其他業務利潤增加影響；

G. 銀行存款、現金及現金等價物淨增加額減少一是本公司二零零四年較二零零三年生產規模擴大、原料價格上漲引起存貨增加，從而影響經營活動產生現金流量減少人民幣403,462千元；二是籌資活動借款淨收入二零零四年為人民幣135,082千元，比二零零三年的人民幣785,000千元少人民幣649,918千元；三是籌資活動的分配股利二零零四年為人民幣592,563千元，較二零零三年的人民幣296,149千元多支出人民幣296,414千元。

## 1. 業務回顧

二零零四年度，中國經濟繼續保持快速發展，國內鋼鐵產品市場需求旺盛。國家宏觀調控政策的出台有效地遏制了國內鋼鐵工業低水平盲目重覆建設的勢頭，保證了中國鋼鐵市場的穩定發展。而隨着世界經濟的復蘇，國際鋼材表現消費量不斷增加，國際鋼材價格持續攀升。但與此同時，國內鋼鐵上游產品價格也不斷上漲。本公司緊緊把握市場機遇，努力克服原材料價格上漲的不利影響，積極改善產品結構，擴大高附加值產品銷售比例，擴大產品出口，使本公司效益有較大提高。另外，本公司還努力擴大生產規模，積極挖潛降耗，加快公司發展，使本公司的生產經營達到歷史最好水平。

### (1) 經營業績

按國際財務報告準則，本集團截至二零零四年十二月三十一日止年度實現淨利潤為人民幣1,797,587千元，比上年增長25.44%，每股基本加權平均盈利為人民幣0.607元。

按中國會計準則，本集團截至二零零四年十二月三十一日止年度實現淨利潤為人民幣1,776,337千元，比上年增長24%，每股加權平均盈利為人民幣0.600元。

### (2) 本集團財務狀況及經營情況分析

按中國會計準則

*單位：人民幣千元*

| 指標名稱 | **二零零四年** | 二零零三年 | 變動(%) |
|---|---|---|---|
| 總資產 | **15,343,328** | 15,011,870 | 2.21 |
| 長期負債 | **1,244,548** | 1,898,337 | -34.44 |
| 股東權益 | **10,133,942** | 8,948,268 | 13.25 |
| 主營業務收入 | **23,227,617** | 14,520,736 | 59.96 |
| 主營業務利潤 | **3,363,488** | 2,299,052 | 46.30 |
| 淨利潤 | **1,776,337** | 1,432,579 | 24.00 |
| 現金及現金等價物淨增加額 | **141,157** | 904,925 | -84.40 |

(5) 《關於批准〈鞍山鋼鐵集團公司與鞍鋼新軋鋼股份有限公司原材料和服務供應協議〉的議案》；

(6) 《關於建設2130mm冷軋生產綫的議案》。

(二) 規範本公司股份制工作，加強內部監督。對本公司運作是否符合《公司法》等有關法律法規及本公司章程情況進行了監督，對本公司與鞍鋼集團公司的關聯交易進行監督，審查有關資料，確保交易的公正性。

本公司監事會對下列事項發表獨立意見：

1. 本公司本年度依法運作，無違規行為，有完善的內部控制制度，決策程序合法。

2. 本公司董事、經理執行職務時無違反法律、法規、本公司章程或損害本公司利益的行為。

3. 會計師所出具的審計報告真實反映了本公司的財務狀況和經營成果。

4. 本公司募集資金實際投入項目和承諾投入項目一致。

5. 本公司收購資產交易價格合理，無內幕交易，未損害部分股東的權益或造成本公司資產流失。

6. 本公司本年度在生產經營中，購買鞍鋼集團公司及其子公司原料、材料、能源、動力等，以及本公司向鞍鋼集團公司及其子公司銷售本公司產品等，所有關聯交易皆是公平的，無內幕交易，無損害本公司利益或造成本公司資產流失現象。

代表監事委員會
**齊聰**
*監事會主席*

二零零五年三月十六日

# 監事會報告

本年度本公司監事會依照《公司法》與本公司章程，認真履行職責，維護股東和本公司的合法權益。

(一) 出席股東大會1次，列席本公司董事會3次，召開監事會議3次。在充分了解本公司生產經營重大決策及實施過程情況的基礎上，獨立提出意見和建議。

1. 本公司監事會於二零零四年四月十六日召開三屆三次會議，審議通過了以下決議：

   (1) 通過本公司《二零零三年年度報告》；

   (2) 通過《二零零三年度監事會報告》；

   (3) 通過《二零零三年度監事會酬金議案》。

2. 本公司監事會於二零零四年八月十日召開三屆四次會議，審議並通過了如下決議：

   (1) 批准本公司《二零零四年半年度報告》及其摘要；

   (2) 批准本公司二零零四年半年度分配預案。

3. 本公司監事會於二零零四年十二月二十九日召開三屆五次會議，審議通過了如下決議：

   (1) 《關於鞍鋼新軋鋼股份有限公司符合上市公司發行新股條件的議案》；

   (2) 《關於鞍鋼新軋鋼股份有限公司申請新股發行的議案》；

   (3) 《鞍鋼新軋鋼股份有限公司本次發行募集資金運用可行性分析報告》；

   (4) 《關於批准〈鞍山鋼鐵集團公司和鞍鋼新軋鋼股份有限公司關於鞍鋼集團新鋼鐵有限責任公司100%股權的收購協議〉的議案》；

## 董事會工作報告(續)

(8) 通過《關於批准〈鞍山鋼鐵集團公司與鞍鋼新軋鋼股份有限公司原材料和服務供應協議〉的議案》;

(9) 通過《關於建設2130mm冷軋生產綫的議案》;

(10) 通過《關於批准有關財務報告及盈利預測報告的議案》;

(11) 通過《關於成立獨立董事委員會的議案》;

(12) 通過《關於召開二零零五年第一次臨時股東大會、二零零五年第一次內資股類別股東會議、二零零五年第一次外資股類別股東會議的議案》。

9. 本公司董事會於二零零四年十二月三十日召開三屆十三次會議,批准本公司《關於出資設立蒂森克虜伯鞍鋼中瑞(長春)激光拼焊板有限公司的議案》。

10. 董事會對股東大會決議的執行情況

二零零四年六月十五日,本公司召開二零零三年度股東大會,審議通過了二零零三年度利潤分配方案。決定二零零三年度利潤分配方案為每10股派發現金紅利人民幣2元。二零零四年七月七日,本公司向H股股東派發了現金紅利,適用的匯率為股東大會召開前一個公曆星期,中國銀行公佈的人民幣兑港幣基準匯率的平均價,即每100港幣兑106.173元人民幣,向H股股東實際派發的現金紅利為每股派發0.18837元港幣。二零零四年六月三十日,本公司向境內流通A股股東和國有法人股東派發了現金紅利,至登記日二零零四年六月二十九日,本公司流通A股股數753,847,565股,國有法人股1,319,000,000股,每10股派發現金紅利人民幣2元。

承董事會命
**劉玠**
*董事長*

二零零五年三月十六日

## 董事會工作報告(續)

5. 本公司董事會於二零零四年八月十日召開三屆九次會議，通過如下決議：

   (1) 批准本公司二零零四年半年度報告及其摘要；

   (2) 批准本公司二零零四年半年度分配預案。

6. 本公司董事會於二零零四年十月二十五日召開三屆十次會議，批准本公司二零零四年第三季度報告。

7. 本公司董事會於二零零四年十一月一日召開三屆十一次會議，批准本公司《關於出資設立鞍鋼新軋-新船重工大連鋼材加工配送有限公司的議案》。

8. 本公司董事會於二零零四年十二月二十九日召開三屆十二次會議，做出如下決議：

   (1) 通過《關於鞍鋼新軋鋼股份有限公司符合上市公司發行新股條件的議案》；

   (2) 通過《關於鞍鋼新軋鋼股份有限公司申請新股發行的議案》；

   (3) 通過《鞍鋼新軋鋼股份有限公司本次發行募集資金運用可行性分析報告》；

   (4) 通過《鞍鋼新軋鋼股份有限公司董事會關於前次募集資金使用情況説明的議案》；

   (5) 通過《關於批准〈鞍山鋼鐵集團公司和鞍鋼新軋鋼股份有限公司關於鞍鋼集團新鋼鐵有限責任公司100%股權的收購協議〉的議案》；

   (6) 通過《關於新老股東共享發行前滾存的未分配利潤的議案》；

   (7) 通過《關於授權董事會全權辦理本次發行及股權收購有關事宜的議案》；

## 獨立董事事項說明(續)

5. 到目前為止,公司在對外擔保事項上,未受到過證券監管部門的任何處罰、批評與譴責。

6. 公司已依據《通知》的要求對《公司章程》進行了修訂。

## 董事會工作報告

1. 本公司董事會於二零零四年三月二十三日召開三屆五次會議,批准本公司與鞍鋼集團公司簽署《資產收購協議》,根據該協議,本公司收購鞍鋼集團公司厚板廠水站及綫材廠水站。

2. 本公司董事會於二零零四年四月十六日召開三屆六次會議,審議通過如下決議:

    (1) 批准《二零零三年度董事會工作報告》;

    (2) 批准《二零零三年年度報告及其摘要》;

    (3) 批准《二零零三年度財務審計報告》;

    (4) 批准本公司二零零三年利潤分配預案;

    (5) 批准《二零零三年度董事酬金議案》;

    (6) 同意聘任畢馬威會計師事務所和畢馬威華振會計師事務所為本公司二零零四年度境外、境內審計師,及提請股東大會審議並授權董事會決定其酬金的議案;

    (7) 通過關於修改本公司章程的議案。

3. 本公司董事會於二零零四年四月二十九日召開三屆七次會議,批准本公司二零零四年第一季度報告。

4. 本公司董事會於二零零四年七月二十日召開三屆八次會議,通過了調整本公司董事會專門委員會的決議。

## 畢馬威華振會計師事務所《關於鞍鋼新軋鋼股份有限公司二零零四年度控股股東及其他關聯方資金佔用情況的專項說明》:(續)

鞍鋼新軋鋼股份有限公司2004年度控股股東及其他關聯方資金佔用情況匯總表

| 資金佔用情況 | 關聯方名稱 | 關聯關係 | 會計科目 | 年初餘額 | 本年增加數 | 本年減少數 | 年末餘額 | 備註 |
|---|---|---|---|---|---|---|---|---|
| 拆借資金 | — | — | — | — | — | — | — | — |
| 委託貸款 | — | — | — | — | — | — | — | — |
| 委託關聯方進行投資 | — | — | — | — | — | — | — | — |
| 開具沒有真實交易的商業承兑匯票 | — | — | — | — | — | — | — | — |
| 代為償還債務 | — | — | — | — | — | — | — | — |
| 其他(如墊支費用、賬齡超過一年的應收賬款及其他應收款等) | — | — | — | — | — | — | — | — |

此滙總表已於二零零五年三月十六日獲董事會批准。

## 獨立董事專項說明

根據中國證監會發[2003]56號《關於規範上市公司與關聯方資金往來及對外擔保若干問題的通知》(以下簡稱「通知」)精神,我們本著實事求是的態度,對鞍鋼新軋鋼股份有限公司(以下簡稱「公司」)對外擔保的情況進行了認真負責的核查和落實,現就有關問題説明如下:

1. 公司上市以來嚴格遵守《上市規則》的有關規定,沒有為控股股東及本公司持股50%以下的其他關聯方、任何非法人單位或個人提供擔保。

2. 二零零四年度公司未對其他公司做任何擔保事項。

3. 截至二零零四年十二月三十一日,公司對外擔保總額為人民幣5.4億元,佔二零零四年末公司淨資產(按中國會計準則)的5.33%。

4. 二零零四年度公司無逾期擔保事項。

## 畢馬威華振會計師事務所《關於鞍鋼新軋鋼股份有限公司二零零四年度控股股東及其他關聯方資金佔用情況的專項說明》：

鞍鋼新軋鋼股份有限公司董事會：

我們接受委託，根據中國註冊會計師獨立審計準則審計了貴公司於2004年12月31日的合併資產負債表和資產負債表、2004年度的合併利潤及利潤分配表和利潤及利潤分配表以及合併現金流量表和現金流量表(以下簡稱「會計報表」)，並於2005年3月16日簽發了無保留意見的審計報告。

根據中國證券監督管理委員會、國務院國有資產監督管理委員會《關於規範上市公司與關聯方資金往來及上市公司對外擔保若干問題的通知》的要求，貴公司編制了本專項説明所附的貴公司2004年度控股股東及其他關聯方資金佔用情況匯總表(以下簡稱「匯總表」)。

編制和對外披露匯總表，並確保其真實性、合法性及完整性是貴公司的責任。我們對匯總表所載資料與我們審計貴公司2004年度會計報表時所覆核的會計資料和經審計的會計報表的相關內容進行了核對，在所有重大方面沒有發現不一致。除了對貴公司實施於2004年度會計報表審計中所執行的對關聯方交易的相關審計程序外，我們並未對匯總表所載資料執行額外的審計或其他程序。

為了更好地理解貴公司2004年度控股股東及其他關聯方資金佔用情況，匯總表應當與已審計的會計報表一併閱讀。

畢馬威華振會計師事務所

中國註冊會計師

**武衛**

**鄭俊芳**

中國北京市
東長安街1號
東方廣場東2座辦公樓8層
郵編：100738

2005年3月16日

## 關聯交易

年內本公司關聯交易詳情載於本年報第118至123頁及第166至169頁。本公司之非執行獨立董事已確認(1)本公司在二零零四年內所參與之所有關聯交易均屬普通及一般業務的一部分，而所有參與之交易均按一般商業條款成立，或按對股東公平及合理之條款成立。(2)關聯交易每項價值並無超出香港聯交所最新豁免的各項上限。

## 五年概要

本公司五個年度的業績和資產負債表的概要已載於本年報第174頁。

## 第十三章披露

董事確認於二零零四年並無發生任何事項而須根據《上市規則》第13.13至13.19條遵守有關披露規定。本公司控股股東之股份未有因借貸、擔保或其他支援本公司履行義務之事項而質押，本公司亦未簽署任何造成控股股東發行任何具體義務之借款協議。

## 會計政策、會計估計變更或重大會計差錯更正

二零零四年度，本集團無會計政策、會計估計變更或重大會計差錯更正的情況

## 足夠公眾持股量

根據本公司從公開途徑所得之資料及據董事於本年報刊發前最後可行日期所知，本公司於年內一直維持《證券上市規則》所規定之足夠公眾持股量。

## 審計師

二零零四年度內，畢馬威會計師事務所(香港執業會計師)及畢馬威華振會計師事務所(中國註冊會計師)分別獲聘為本公司的境外、境內審計師。本公司擬於二零零五年五月九日召開的二零零四年度股東大會上，建議續聘畢馬威會計師事務所和畢馬威華振會計師事務所分別擔任本公司二零零五年的境外及境內審計師。

## 優先購買權

根據本公司之章程或中國法律，並無規定本公司需對現有的股東按其持股比例給予優先購買新股之權利。

## 董事及監事之合約權益

二零零四年度內概無任何董事及監事於本公司、控股公司或控股公司的附屬公司所訂立的合約之中擁有任何重大權益。

## 委託存款

本集團於二零零四年十二月三十一日在中國的非銀行金融機構沒有委託存款。本公司定期存款不存在已到期而又未能取回的情況。

## 固定資產

年內固定資產之變動情況已載於本年報第100至第101頁及第151至第153頁。

## 可轉換債券

有關可轉換債券之詳情已載於本年報第112頁及第159頁。

## 儲備

儲備變動情況已載於本年報第113至114頁及第162至163頁。

## 法定公益金

有關法定公益金的性質、應用、其變動及計算基准(包括所採用之百分比及用以計算之利潤數額)之詳情已載於本年報第113至114頁及第162至163頁。

## 職工退休金計劃

有關本公司職工退休金計劃之詳情載於本年報第123頁及第169頁。

## 主要供應商及客戶(續)

鞍鋼新鋼鐵公司是本公司控股公司鞍鋼集團公司的控股子公司，並為本公司的最大材料供應商。在二零零四年度，除予本年度報告所披露者外，概無任何董事或監事，其聯繫人士或任何股東(據董事會所知持有5%或以上本公司之股份)在本公司上述供應商或客戶中佔有權益。

## 最佳應用守則

董事會認為，自一九九七年七月二十四日本公司股份在香港聯合交易所上市以來，本公司已遵守於二零零五年一月一日前有效的《證券上市規則》附錄十四所載之最佳應用守則。

## 審核委員會

審核委員會已聯同管理層檢討本集團所採納之會計原則及慣例，並就核數、內部監控及財務報表等事宜(包括審閱截至二零零四年十二月三十一日止年度之經審核財務報表)進行磋商。

## 發佈於聯交所網頁上之補充資料

依據上市規則附錄16第45條第一款至第三款之要求，本公司所有之財務及相關信息的詳細資料將如期在香港聯交所之網頁上進行發佈。

## 董事及監事服務合約

本公司之董事及監事分別與本公司訂立服務合約，合約由二零零三年五月二十三日起計初步為期三年。董事及監事概無與本公司訂立本公司不可於一年內終止而毋須作出賠償(法定賠償除外)的任何服務合約。

## 購買、出售及贖回上市股份

二零零四年度，本公司就二零零零年三月發行的可轉換債券轉股633,594股A股，除此等轉換而發行的A股外，本公司或其任何附屬公司並無購買、出售或贖回其任何證券。

## 報告期內離任董事、監事、高級管理人員情況

報告期內本公司無離任、聘任或解聘的董事、監事、高級管理人員情況

## 董事證券交易守則

董事會於二零零五年三月十六日採納董事證券交易守則，以符合二零零四年三月三十一日起生效的《證券上市規則》之修訂。董事會全體成員回應本公司的特別查詢時確認，彼等已符合《證券上市規則》附錄十所規定的準則。

## 主要控股公司及參股公司的經營情況及業績

鞍鋼新軋-蒂森克虜伯鍍鋅鋼板有限公司(「合營公司」)，是由本公司與蒂森克虜伯共同投資建設，並於二零零三年十二月建成投產的鍍鋅鋼板生產企業，投資雙方各佔50%股份。該公司註冊資本為60,000千美元，主要產品是鍍鋅板。截至二零零四年十二月三十一日，按中國會計準則，該公司總資產為人民幣1,630,896千元，股東權益為人民幣358,612千元，二零零四年度實現主營業務收入人民幣865,282千元，淨利潤人民幣-137,999千元。(按中國會計準則)

鞍鋼瀋陽鋼材加工配送有限公司(「瀋陽鋼加中心」)是由本公司與鞍鋼新鋼鐵公司、鞍鋼國貿公司(「國貿公司」)共同投資建設。本公司佔有30%股份。該公司註冊資本為人民幣48,000千元，主要產品是加工冷軋薄板、熱軋薄板，截至二零零四年十二月三十一日，按中國會計準則，該公司總資產為人民幣57,753千元，股東權益為人民幣48,794千元，二零零四年度實現主營業務收入人民幣33,179千元，淨利潤人民幣778千元。(按中國會計準則)

## 主要供應商及客戶

本公司向前五名供應商合計的採購金額為人民幣174.63億元，佔本年度採購總額的比例為92.24%，其中最大供應商佔本公司本年度採購金額的89.20%。向前五名客戶銷售額為人民幣64.07億元，佔本年度本公司銷售總額的比例為27.68%，最大客戶佔本公司本年度銷售額的10.23%。

## 董事、監事及高級管理人員持股(續)

1. 本公司董事長劉玠先生自一九九四年十二月至今任本公司控股股東鞍鋼集團公司的總經理。

2. 本公司副董事長楊華先生自二零零一年十二月至今任鞍鋼集團公司黨委副書記。

3. 本公司副董事長蔡登樓先生自一九九九年一月至今任鞍鋼集團公司副總經理。

4. 本公司非執行董事于萬源先生自二零零一年十二月至今任鞍鋼集團公司副總經理。

5. 本公司監事會主席齊驄先生自一九九八年十一月至今任鞍鋼集團公司高級管理人員。

## 董事、監事及高級管理人員年度薪金情況

本公司董事、監事報酬是由董事會薪酬與考核委員會提出方案，經董事會討論通過後，提交股東大會批准決定，報酬確定依據是根據企業經營狀況及國內同類企業報酬情況。

現任董事、監事和高級管理人員二零零四年度報酬總額為193.76萬元人民幣。金額最高的前三名董事(兼任本公司高級管理人員)報酬總額為46.5萬元人民幣。非執行董事于萬源的報酬為13萬元人民幣，獨立董事王林森、姚維汀、劉永澤的報酬均為4萬元人民幣，獨立董事李澤恩的報酬為4萬元港幣，其他董事、監事、高級管理人員的報酬為100,000元-120,000元人民幣有1人，120,000元-140,000元人民幣有10人，140,000元人民幣以上有1人。

## 董事、監事及高級管理人員持股

截止二零零四年十二月三十一日，本公司董事、監事及高級管理人員在本公司已發行股本中擁有實際權益如下：

| 姓名 | 職務 | 性別 | 年齡 | 任期 | 期初持股（股） | 期內增減量 | 期末持股（股） |
|---|---|---|---|---|---|---|---|
| 劉　玠 | 董事長 | 男 | 61 | 2003.5-2006.5 | 5,000 | 0 | 5,000 |
| 楊　華 | 副董事長 | 男 | 43 | 2003.5-2006.5 | 0 | 0 | 0 |
| 蔡登樓 | 副董事長 | 男 | 60 | 2003.5-2006.5 | 0 | 0 | 0 |
| 姚　林 | 董事、總經理 | 男 | 40 | 2003.5-2006.5 | 5,000 | 0 | 5,000 |
| 李忠武 | 董事、副總經理 | 男 | 42 | 2003.5-2006.5 | 0 | 0 | 0 |
| 張立芬 | 董事、副總經理 | 女 | 40 | 2003.5-2006.5 | 0 | 0 | 0 |
| 付吉會 | 董事、副總經理 | 男 | 53 | 2003.5-2006.5 | 5,000 | 0 | 5,000 |
| 付　偉 | 董事、副總經理 | 男 | 45 | 2003.5-2006.5 | 9,000 | 0 | 9,000 |
| 于萬源 | 非執行董事 | 男 | 44 | 2003.5-2006.5 | 0 | 0 | 0 |
| 王林森 | 非執行獨立董事 | 男 | 67 | 2003.5-2006.5 | 0 | 0 | 0 |
| 姚維汀 | 非執行獨立董事 | 男 | 58 | 2003.5-2006.5 | 0 | 0 | 0 |
| 劉永澤 | 非執行獨立董事 | 男 | 55 | 2003.5-2006.5 | 0 | 0 | 0 |
| 李澤恩 | 非執行獨立董事 | 男 | 38 | 2003.5-2006.5 | 0 | 0 | 0 |
| 齊　驄 | 監事會主席 | 男 | 59 | 2003.5-2006.5 | 0 | 0 | 0 |
| 周　法 | 監事、工會主席 | 男 | 59 | 2003.5-2006.5 | 5,000 | 0 | 5,000 |
| 邢貴彬 | 監事 | 男 | 45 | 2003.5-2006.5 | 0 | 0 | 0 |
| 馬連勇 | 總會計師 | 男 | 43 | 2002.3-現在 | 0 | 0 | 0 |

## 本年度利潤分配預案

董事會提議，二零零四年度進行股利分配，每股派發現金紅利人民幣0.3元(含稅)，此末期股利預案尚須提交本公司二零零四年度股東大會審議。該項末期股利待股東上述年度股東大會批准後，將派發給本公司股東名冊截止日期(即二零零五年四月八日)收市時名列本公司股東名冊的本公司H股持有人。

## 報告期內利潤分配

二零零四年六月十五日，本公司召開二零零三年度股東大會，審議通過了二零零三年度利潤分配方案。決定二零零三年度利潤分配方案為每10股派發現金紅利人民幣2元。二零零四年七月七日，本公司向H股股東派發了現金紅利，適用的匯率為股東大會召開前一個公曆星期，中國銀行公佈的人民幣兑港幣基準匯率的平均價，即每100港幣兑106.173元人民幣，向H股股東實際派發的現金紅利為每股派發0.18837元港幣。二零零四年六月三十日，本公司向境內流通A股股東和國有法人股東派發了現金紅利，至登記日二零零四年六月二十九日，本公司流通A股股數753,847,565股，國有法人股1,319,000,000股，每10股派發現金紅利人民幣2元。

## 主要業務(續)

### 二零零四年度本公司主營業務收入、主營業務利潤按產品分類的構成情況(按中國會計準則)(續)

(9) 大型材產品毛利率下降5.21個百分點是由於原料採購價格上升導致成本增長幅度大於價格增長幅度。成本增長幅度為27.65%,而價格增長幅度為19.98%;

(10) 鋼坯產品毛利率下降4.57個百分點是由於原料採購價格上升導致成本增加影響;

(11) 二零零四年度本公司銷售鍍鋅板及彩塗板54.94萬噸,而上年未有銷售。

### 二零零四年度本公司主營業務收入、主營業務利潤按銷往地區分佈的構成情況(按中國會計準則)

單位:人民幣千元

| | 2004年主營業務收入 | 2004年主營業務利潤 | 2003年主營業務收入 | 2003年主營業務利潤 | 主營業務收入比上年增減(%) | 主營業務利潤比上年增減(%) |
|---|---|---|---|---|---|---|
| 東北地區 | 10,807,484 | 1,493,924 | 5,970,757 | 996,117 | 81.01 | 49.97 |
| 華北地區 | 1,579,175 | 224,276 | 1,148,747 | 201,560 | 37.47 | 11.27 |
| 華東地區 | 3,549,083 | 392, 813 | 4,314,257 | 675,091 | -17.74 | -41.81 |
| 華南地區 | 1,699,174 | 134,107 | 1,682,783 | 244,043 | 0.97 | -45.05 |
| 中南地區 | 609,090 | 83,055 | 390,275 | 62,552 | 56.07 | 32.78 |
| 西北地區 | 225,111 | 28,505 | 246,351 | 43,867 | -8.62 | -35.02 |
| 西南地區 | 154,335 | 32,654 | 120,016 | 24,376 | 28.60 | 33.96 |
| 出口 | 4,604,165 | 974,154 | 647,550 | 51,446 | 611.01 | 1,793.55 |
| 合計 | 23,227,617 | 3,363,488 | 14,520,736 | 2,299,052 | 59.96 | 46.30 |

報告期內主營業務或其結構、主營業務盈利能力較前一報告期未發生較大變化。

## 主要業務(續)

### 二零零四年度本公司主營業務收入、主營業務利潤按產品分類的構成情況(按中國會計準則)(續)

註:

(1) 冷軋板產品主營業務收入比上年增加是由於銷售量增加,擴大高附加值產品銷售比例及產品價格上升影響。冷軋板銷售量比上年增加5.60%,產品價格比上年增長22.68%;

(2) 厚板產品主營業務收入較上年有較大幅度增長是由於銷售量增加,擴大高附加值產品銷售比例及產品價格上升影響。厚板產品銷售量較上年增加31.68%,產品價格較上年增長31.12%;

(3) 綫材產品主營業務收入比上年有較大增長是由於銷售量增加,擴大高附加值產品銷售比例及產品價格上升影響。綫材產品銷量較上年增加16.45%,產品結算單價較上年增長38.05%;

(4) 大型產品主營業務收入較上年增加是由於產品銷量增加,擴大高附加值產品銷售比例及產品價格上升影響。大型產品銷量較上年增加8.61%,產品價格較上年增長19.98%;

(5) 鋼坯產品主營業務收入較上年減少是由於本公司產、銷規模擴大,本公司自用鋼坯量增加,對外銷量相對減少影響;

(6) 冷軋、厚板、綫材、大型產品主營業務成本增加一是由於銷售量增加影響,二是由於原料價格上升導致生產成本增加影響;

(7) 冷軋板產品毛利率比上年下降4.51個百分點,是由於原料價格上升導致成本增加幅度大於價格上漲幅度影響。冷軋板單位主營業務成本較上年增加29.28%,而價格較上年增加22.68%;

(8) 綫材產品毛利率較上年增加6.35個百分點,是由於2004年增加出口產品銷售比例,而出口產品價格高於國內市場價格,同時國內市場價格也較上年有所上升,兩個因素共同影響單位價格增長幅度為38.05%,大於單位成本的增長幅度27.74%,因此導致毛利率增長;

董事會謹呈截至二零零四年十二月三十一日止其年度報告及經審核財務報告。

## 主要業務

本公司是國內大型鋼材生產企業，主要業務為生產及銷售鋼坯、綫材、厚板、冷軋薄板、鍍鋅板、彩塗板、大型材等產品。冷軋板國內市場佔有率10.92%，鍍鋅板國內市場佔有率5.54%，彩塗板國內市場佔有率0.81%，厚板國內市場佔有率4.76%，綫材國內市場佔有率1.76%，大型材（含H型鋼）國內市場佔有率9.37%。

**二零零四年度本公司主營業務收入、主營業務利潤按產品分類的構成情況（按中國會計準則）**

單位：人民幣千元

| 產品名稱 | 主營業務收入 | 主營業務成本 | 主營業務稅金及附加 | 主營業務利潤 | 毛利率% | 主營業務收入比上年增減% | 主營業務成本比上年增減% | 主營業務利潤比上年增減% | 毛利率比上年增減（個百分點） |
|---|---|---|---|---|---|---|---|---|---|
| 冷軋板 | 8,123,068 | 7,553,600 | 12,938 | 556,530 | 7.01 | 30.32 | 36.96 | -20.60 | -4.51 |
| 鍍鋅板及彩塗板 | 2,897,572 | 2,634,547 | 11,507 | 251,518 | 9.08 | - | - | - | - |
| 厚板 | 4,798,125 | 3,269,425 | 7,761 | 1,520,939 | 31.86 | 73.29 | 66.45 | 91.04 | 2.80 |
| 綫材 | 2,778,123 | 2,198,968 | 14,078 | 565,077 | 20.85 | 60.86 | 48.91 | 128.33 | 6.35 |
| 大型材 | 3,889,653 | 3,447,718 | 2,956 | 438,979 | 11.36 | 30.69 | 38.85 | -9.49 | -5.21 |
| 鋼坯 | 741,076 | 710,117 | 514 | 30,445 | 4.18 | -9.11 | -4.56 | -56.19 | -4.57 |
| 其中：關聯交易 | 2,800,442 | 2,542,776 | 6,019 | 251,647 | 9.20 | 33.53 | 32.64 | 44.12 | 0.61 |

| | |
|---|---|
| 關聯交易的定價原則 | 不低於本公司與獨立第三方之間上一月的銷售價格平均值。 |
| 關聯交易必要性、持續性的說明 | 鋼鐵生產具有較強的連續性，本公司在大部分原料方面依賴於鞍鋼集團公司及其子公司，同時有部分產品也要銷售給鞍鋼集團公司及其子公司，因此預計在今後的生產經營中，這種關聯交易還會持續。 |

## 2. 監事會成員情況(續)

**邢貴彬先生**，本公司監事。邢先生於一九八二年加入鞍鋼第一煉鋼廠，現為該廠連鑄作業區黨總支書記。一九九一年獲授鞍鋼集團公司勞動模範稱號，一九九三年被鞍山市授予特等勞動模範稱號，一九九四年被冶金部授予全國冶金戰綫勞動模範稱號，一九九三年被國務院授予全國勞動模範稱號，一九九三年被共青團中央授予全國十大傑出青年崗位能手稱號，一九九三年被遼寧省委授予遼寧省優秀共產黨員稱號。

## 3. 其他高級管理人員情況

**馬連勇先生**，本公司總會計師，高級會計師。馬先生於一九八四年加入鞍鋼集團公司，曾任鞍鋼建設公司綜合建築安裝總公司總會計師、鞍山銀座集團股份有限公司總會計師、鞍鋼集團財務部資金處副處長、鞍鋼集團新鋼鐵有限責任公司財務部副部長等職務。馬先生分別獲得北京航空航天大學工業外貿與工業會計專業碩士學位和東北大學管理工程專業碩士學位。

## 1. 董事會成員(續)

**獨立非執行董事**(續)

**姚維汀先生**，本公司獨立非執行董事，中國註冊會計師，高級會計師。現為中國航空集團公司副總經理，同時兼任中國總會計師協會常務理事、中國民航技術評審委員會委員、中國交通會計學會常委職務。姚先生曾任武鋼銷售公司總經理、冶金工業部經濟調節司副司長、國務院稽查特派員總署26辦副主任、中共中央企業工委監事會15辦副主任、中國國際航空公司總會計師職務。

**劉永澤先生**，本公司獨立非執行董事，中國註冊會計師，高級會計師。劉先生畢業於東北財經大學會計學院，獲博士學位。劉先生曾任東北財經大學會計系教師、系副主任、主任，現任東北財經大學會計學院院長。

**李澤恩先生**，本公司獨立非執行董事，香港執業律師。現為顧愷仁律師事務所聯營所普衡律師事務所合夥人。李先生一九九四年畢業於香港城市大學，獲法學二級榮譽甲等學位。曾任高特兄弟律師事務所律師、新加坡發展亞洲融資有限公司副總裁。

## 2. 監事會成員情況

**齊　驄先生**，本公司監事會主席及鞍鋼集團公司高級管理人員，高級工程師。齊先生於一九七零年加入鞍鋼集團公司，曾任鞍鋼集團公司氧氣廠副廠長、燃氣廠廠長，鞍鋼集團公司企管司法部部長，鞍鋼集團公司企管部部長。齊先生畢業於清華大學，取得大學本科學歷。

**周　法先生**，本公司監事及工會主席。周先生畢業於解放軍國際關係學院，專攻外交關係學。周先生於一九七一年加入鞍鋼集團公司。周先生曾任瀋陽軍區遼寧省軍區參謀，鞍鋼人民武裝部科長，鞍鋼組織人事部副處長，鞍鋼厚板廠黨委副書記。

## 1. 董事會成員(續)

### 執行董事(續)

**張立芬女士**，本公司董事及副總經理，高級工程師。張女士於一九八六年加入鞍鋼集團公司，曾任鞍鋼集團公司綫材廠廠長助理，副廠長，代廠長、廠長。張女士畢業於北京科技大學，獲冶金材料工程碩士學位。

**付吉會先生**，本公司董事、副總經理兼董事會秘書，高級會計師。付先生於一九六九年加入鞍鋼集團公司，曾出任多個職務，包括財會部副部長。付先生畢業於東北財經大學工業會計系，取得碩士學位。

**付　偉先生**，本公司董事及副總經理，高級工程師。付先生於一九八二年加入鞍鋼集團公司，曾擔任多個職務，包括冷軋廠廠長助理兼機動科科長、冷軋廠工會主席、本公司設備部部長、本公司總經理助理兼設備部部長。付先生畢業於鞍山鋼鐵學院，獲大學本科學歷。

### 非執行董事

**于萬源先生**，本公司董事及鞍鋼集團公司副總經理，高級會計師。于先生一九九八年加入鞍鋼集團公司。于先生畢業於東北大學機械工程專業，獲學士學位，並於一九八四年到廈門大學經濟學院進修，一九九零年獲得東北大學管理工程第二學士學位。于先生曾任東北大學財務處副處長、瀋陽新基房產開發有限公司財務主管、東北大學副總會計師、鞍鋼集團公司總經理助理及副總會計師兼計財部部長。

### 獨立非執行董事

**王林森先生**，本公司獨立非執行董事。現為冶金法律事務中心顧問、教授級高級工程師。王先生一九六二年畢業於北京師範學院，獲學士學位。王先生曾任冶金工業部部長辦公室主任、冶金部體改司司長、冶金部體改法規司司長、中國冶金企業管理協會副理事長等職務。

# 1. 董事會成員

## 執行董事

**劉　玠先生**，本公司董事長及鞍鋼集團公司總經理。劉先生曾在武鋼工作逾27年，期間曾任多個高級職務，包括熱軋廠廠長及武鋼第一副總經理兼總工程師。於一九九四年加入鞍鋼集團公司，任鞍鋼集團公司總經理。劉先生乃教授級高級工程師，中國工程院院士。劉先生是中國共產黨第十六屆中央候補委員、全國第十屆人民代表大會代表，一九九八年獲何梁何利基金科技進步獎，曾獲國家頒授「對國家有突出貢獻的專家」稱號，並曾多次獲國家科技進步獎，享受政府特殊津貼。劉先生於武漢鋼鐵學院大學本科畢業，並於北京鋼鐵學院冶金機械工程研究生畢業。

**楊　華先生**，本公司副董事長及鞍鋼集團公司黨委副書記，副教授。楊先生於一九九零年畢業於北京大學哲學系，獲碩士學位。同年加入鞍鋼集團公司，曾任鞍鋼黨校副教育長，鞍鋼集團公司煉鐵廠黨委副書記，半連軋廠黨委副書記，煉鐵廠黨委書記，鞍鋼集團公司辦公室主任，鞍鋼集團公司總經理助理。

**蔡登樓先生**，本公司副董事長及鞍鋼集團公司副總經理，高級工程師。蔡先生於一九六七年畢業於北京鋼鐵學院冶金機械專業，獲大學本科學歷。一九八三年加入鞍鋼集團公司，曾任鞍鋼建設公司副經理、經理，鞍鋼集團公司總經理助理兼設備部部長。

**姚　林先生**，本公司董事及總經理，高級工程師。姚先生於 一九八八年加入鞍鋼集團公司，曾任冷軋廠廠長助理、副廠長、廠長。姚先生畢業於大連理工大學，獲工商管理碩士學位。

**李忠武先生**，本公司董事及副總經理，高級工程師。李先生於一九八七年畢業於鞍山鋼鐵學院煉鋼專業，獲學士學位。同年加入鞍鋼，曾任鞍鋼集團公司煉鋼廠副廠長、廠長，鞍鋼國貿公司副總經理兼鋼鐵營銷部部長。

1. 本公司於二零零四年六月十五日在鞍山市鐵東區東風街108號鞍鋼東山賓館召開本公司二零零三年年度股東大會。出席會議的股東和股東授權代理人代表股份總數為1,530,571,556股，佔本公司總股本的51.66%。會議審議通過了以下事項：

    (1) 批准本公司二零零三年度董事會報告；

    (2) 批准本公司二零零三年度監事會報告；

    (3) 批准本公司二零零三年度經審計的財務報告；

    (4) 批准本公司二零零三年度利潤分配議案；

    (5) 批准二零零三年度本公司董事、監事的酬金；

    (6) 批准聘任畢馬威會計師事務所及畢馬威華振會計師事務所為本公司二零零四年度境外、境內審計師，並授權董事會決定其酬金；

    (7) 批准關於收購鞍鋼集團公司厚板廠水站、綫材廠水站及資產的議案；

    (8) 批准關於修改本公司章程的議案。

    上述議案中第7項議案屬於本公司與控股股東之間的關聯交易，因此在股東大會上，控股股東鞍鋼集團公司沒有參加投票表決。

    本次會議決議刊登於二零零四年六月十六日《中國證券報》、《證券時報》、《The Standard》、《香港經濟日報》。

## 股東情況介紹(續)

### 5. 其他持股在10%以上的法人股東

香港中央結算有限公司持有本公司股份比例29.69%，香港中央結算有限公司為代理人。

### 6. 前十名A股可轉換公司債券持有人的名單和持有量：

| 股東名稱 | 擁有股數(股) |
|---|---|
| 喻禮揚 | 1,760 |
| 吳永清 | 1,760 |
| 徐小龍 | 910 |
| 侯小因 | 790 |
| 馬力鋼 | 790 |
| 王雅冬 | 560 |
| 朱厚卿 | 420 |
| 陳大鑫 | 400 |
| 馬　濤 | 400 |
| 徐渝喜 | 400 |

## 股東情況介紹(續)

### 3. 本公司控股股東情況

本公司控股股東為鞍山鋼鐵集團公司

法人代表： 劉玠

成立日期： 1948年

經營範圍： 鋼材、金屬製品(不含專營)、鑄鐵管、金屬結構、金屬絲繩及製品、煉焦及焦化產品、水泥、電力生產、冶金機械設備及零部件、電機、輸配電及控制設備儀器儀錶、鐵礦錳礦采選、耐火土石開採。

主要產品： 鋼壓延製品、金屬製品

註冊資本： 人民幣10,794,160千元

股權結構： 國有獨資

### 4. 本公司與實際控制人之間的產權與控制關係


國務院國有資產監督管理委員會
100%
鞍山鋼鐵集團公司
44.52%
鞍鋼新軋鋼股份有限公司

## 股東情況介紹(續)

**2.** 二零零四年十二月三十一日名列本公司前十名股東及前十名流通股股東持股情況

| 股東名稱 | 年度內增減(股) | 年末持股數量(股) | 比例(%) | 股份類別 | 質押或凍結的股份數量 | 股東性質 |
|---|---|---|---|---|---|---|
| 鞍山鋼鐵集團公司 | 0 | 1,319,000,000 | 44.52 | 未流通 | 0 | 國有股東 |
| 香港中央結算有限公司 | +2,039,900 | 879,577,899 | 29.69 | 流通H股 | 未知 | 外資股東 |
| 國信證券有限責任公司 | — | 28,140,036 | 0.95 | 流通A股 | 未知 | — |
| 博時精選股票證券投資基金 | — | 26,993,443 | 0.91 | 流通A股 | 未知 | — |
| 東吳證券有限責任公司 | — | 25,428,747 | 0.86 | 流通A股 | 未知 | — |
| 華夏成長證券投資基金 | — | 22,000,090 | 0.74 | 流通A股 | 未知 | — |
| 銀河銀泰理財分紅證券投資基金 | — | 20,749,392 | 0.70 | 流通A股 | 未知 | — |
| 博時價值增長證券投資基金 | — | 15,654,895 | 0.53 | 流通A股 | 未知 | — |
| 銀豐證券投資基金 | -5,791,734 | 13,933,593 | 0.47 | 流通A股 | 未知 | — |
| 全國社保基金一零七組合 | — | 13,809,049 | 0.47 | 流通A股 | 未知 | — |
| 中信經典配置證券投資基金 | — | 12,513,549 | 0.42 | 流通A股 | 未知 | — |

註： 前十名股東關聯關係或一致行動的說明：

本公司第一大股東鞍山鋼鐵集團公司與前十位流通股東之間無關聯關係，也不屬於《上市公司股東持股變動信息披露管理辦法》規定的一致行動人。博時精選股票證券投資基金和博時價值增長證券投資基金同屬於博時基金管理有限公司管理；銀河銀泰理財分紅證券投資基金和銀豐證券投資基金同屬於銀河基金管理有限公司管理；華夏成長證券投資基金與全國社保基金一零七組合同屬於華夏基金管理有限公司管理。本公司未知其他股東之間是否存在關聯關係，是否為一致行動人。

## 股本變動情況(續)

**2. 轉股價格歷次調整的情況，經調整後的最新轉股價格：**

| 期間 | 轉股價(人民幣元/股) |
|---|---|
| 2000年9月 - 2001年6月 | 3.30 |
| 2001年6月 - 2002年7月 | 3.21 |
| 2002年7月 - 2003年6月 | 3.13 |
| 2003年6月 - 2004年6月 | 3.03 |
| 2004年6月 - 2005年3月11日 | 2.83 |

## 股東情況介紹

**1.** 報告期末股東總數112,500戶，其中H股股東271戶。



## 股本變動情況

**1. 截止二零零四年十二月三十一日，本公司股權結構如下：**

數量單位：股

| | 期初數 | 本次變動增減(+/-) 配股 | 送股 | 公積金轉股 | 其他(轉債轉股) | 小計 | 期末數 |
|---|---|---|---|---|---|---|---|
| **一. 未上市流通股份** | | | | | | | |
| 1. 發起人股份 | 1,319,000,000 | — | — | — | — | — | 1,319,000,000 |
| 其中： | | | | | | | |
| 國家持有股份 | — | — | — | — | — | — | — |
| 境內法人持有股份 | 1,319,000,000 | — | — | — | — | — | 1,319,000,000 |
| 境外法人持有股份 | — | — | — | — | — | — | — |
| 其他 | — | — | — | — | — | — | — |
| 2. 募集法人股份 | — | — | — | — | — | — | — |
| 3. 內部職工股 | — | — | — | — | — | — | — |
| 4. 優先股或其他 | — | — | — | — | — | — | — |
| 其中：轉配股 | — | — | — | — | — | — | — |
| 尚未上市流通股份合計 | 1,319,000,000 | — | — | — | — | — | 1,319,000,000 |
| **二. 已上市流通股份** | | | | | | | |
| 1. 人民幣普通股 | 753,308,652 | — | — | — | 633,594 | 633,594 | 753,942,246 |
| 2. 境內上市的外資股 | — | — | — | — | — | — | — |
| 3. 境外上市的外資股 | 890,000,000 | | | | | | 890,000,000 |
| 4. 其他 | — | — | — | — | — | — | — |
| 已上市流通股份合計 | 1,643,308,652 | — | — | — | 633,594 | 633,594 | 1,643,942,246 |
| **三. 股份總數** | 2,962,308,652 | — | — | — | 633,594 | 633,594 | 2,962,942,246 |

## 新年度發展規劃(續)

二零零五年度本公司生產經營擬採取如下措施：

1. 強化生產組織，合理配置資源，優化品種結構，確保產能規模和效益的最大化。

2. 加大技改和科技進步的工作力度，不斷提高企業的核心競爭力。

3. 加強營銷管理，不斷擴大市場佔有率。

4. 以公司發展需要為出發點，繼續深化企業改革。

5. 強化企業管理，加強企業員工的培訓，提高企業的綜合素質。

6. 加快公司鋼鐵主業整合的實施步伐。

**劉玠**
*董事長*

中國 • 鞍山
二零零五年三月十六日



## 本公司治理結構(續)

### 3. 本公司獨立自主經營能力

本公司與控股股東在業務、人員、資產、機構、財務等方面做到了完全分開，本公司在業務、人員、資產、機構、財務等各個方面均與控股股東完全獨立設置和運作，符合有關法律、法規的要求。本公司具有獨立完整的業務及自主經營能力。

### 4. 本公司對高級管理人員的考評及激勵機制情況

本公司對高級管理人員實行崗薪和風險年薪的分配形式，崗薪同本公司總體經營成果掛鈎，風險年薪與個人業績表現和承擔的經營指標掛鈎。

## 新年度發展規劃

二零零五年是我國「十五」計劃的最後一年，也是國民經濟實現穩定快速發展的重要一年。對鋼鐵企業來說，總的形勢仍然是挑戰與機遇並存。

從不利因素來看，一是國內鋼鐵產能增長過快，勢必將導致鋼鐵產品供需方面出現新的問題；二是國內外市場競爭形勢嚴峻，國內其他一些大型鋼鐵集團已經提出遠期發展規劃，從產能到結構方面都將對市場產生新的競爭壓力，另外世界先進鋼鐵企業也紛紛通過與國內鋼廠合資辦廠等方式，利用其先進的技術更直接地參與國內市場競爭；三是國內煤、電、油、運的緊張局面預計短期內不會得到根本的緩解，原料、能源、運費等價格的持續上漲，將對鋼鐵企業的成本構成巨大的壓力。

從有利條件來看，我們也面臨著難得的發展機遇。二零零五年，世界經濟仍將保持總體向好的趨勢，我國經濟仍處於新一輪增長周期的上升階段。在國家宏觀調控的作用下，鋼鐵投資將更加理性，產品結構也將進一步升級。同時國家正在實施西部大開發和振興東北老工業基地戰略，這些都將為鋼鐵行業提供更多的發展空間。從內部看，隨著本公司一系列改造項目的竣工和順利達產，本公司的主體裝備水平具備了同其他先進鋼鐵企業競爭的實力，這為我們參與國內外市場競爭提供了保障。

## 本公司治理結構

### 1. 本公司治理結構狀況

本公司嚴格按照《公司法》、《證券法》、中國證監會有關規定以及香港聯合交易所有限公司(「香港聯合交易所」)《證券上市規則》(「《證券上市規則》」)、《深圳證券交易所股票上市規則》的要求，規範運作，並對照《上市公司治理準則》修改了本公司章程，建立了較完善的法人治理制度。

本公司成立了董事會下屬的專門委員會，其中薪酬與考核委員會、審計委員會、提名委員會都是由獨立董事擔任召集人，並獨立董事佔多數。

### 2. 獨立非執行董事履行職責情況

本公司已根據有關法律、法規以及《證券上市規則》及《深圳證券交易所股票上市規則》的規定聘任了獨立非執行董事，建立了獨立非執行董事制度，獨立非執行董事能夠按照有關法律、法規以及《證券上市規則》及《深圳證券交易所股票上市規則》的要求履行自己的職責，對本公司重大事項發表獨立意見，維護本公司及廣大中小投資者的利益。

2004年度本公司獨立非執行董事出席董事會的情況：

| 獨立非執行董事姓名 | 2004年度應參加董事會次數 | 親自出席(次) | 委託出席(次) | 缺席(次) | 備註 |
|---|---|---|---|---|---|
| 王林森 | 9 | 9 | 0 | 0 | |
| 姚維汀 | 9 | 9 | 0 | 0 | |
| 劉永澤 | 9 | 9 | 0 | 0 | |
| 李澤恩 | 9 | 9 | 0 | 0 | |

## 業務回顧(續)

### 3. 科研開發取得進展

堅持「應用一代、試製一代、儲備一代」的原則，實行產、銷、研一體化，產、學、研相結合的開發機制。二零零四年共完成科研項目38項。O5級轎車面板不僅用於國內多個品牌轎車，還首次出口北美轎車面板市場。合營公司的產品已經進入福特、奧迪、寶馬等轎車板市場。開發生產的輪胎子午綫及代表綫材最高端產品的精品綫材－簾綫鋼進入全球簾綫鋼製品公司。按時速350公里技術條件試鍘的50米定尺鋼軌已通過鐵道部高速辦的階段評審。到目前為止本公司已獲得金杯獎產品21項。這些都標誌著本公司的產品檔次和市場競爭力已實現了跨越式提升。

### 4. 推進系統創新管理模式(即NSI管理模式)，實現管理創新

為推進NSI管理模式，本公司實施了以「集中一貫生產管理、以顧客為導向的技術質量管理、科研管理、客戶關係管理、全面預算管理及全面生產維護管理」為內容的6項管理創新項目，從而提高各項管理效能。

### 5. 強化資本運作，促進公司健康發展

為實現核心產業一體化，搞好鋼鐵主業資源的系統整合，提出了收購鞍鋼集團新鋼鐵有限責任公司(「鞍鋼新鋼鐵公司」)100%股權的方案，為加快本公司發展、增厚股東回報打下了堅實的基礎。

成功地與大連新船重工有限責任公司(「新船重工」)合資建設鞍鋼新軋-新船重工大連鋼材加工配送有限公司(「鞍新公司」)，這是國內首家鋼鐵與造船行業上下游企業之間實現強強合作。

與德國蒂森克虜伯鋼鐵公司(「蒂森克虜伯」)再度聯手建立蒂森克虜伯鞍鋼中瑞(長春)激光拼焊板有限公司，為本公司開拓汽車板市場奠定了基礎。

## 業務回顧

### 1. 生產經營實現快速增長

二零零四年度，本公司在生產組織上充份發揮集中一貫管理的優勢，抓好生產組織，確保了生產能力的充分發揮。

本公司二零零四年生產鋼材555.48萬噸，比上年增長26.2%，其中冷軋板產量182萬噸，較上年增長5.27%；鍍鋅板及彩塗板產量58.97萬噸；綫材產量84.32萬噸，比上年增長16.5%；厚板產量110.78萬噸，比上年增長30.33%；大型材及連軋產量119.41萬噸，比上年增長8.66%。二零零四年煉鋼廠產鋼329.57萬噸，比上年增長15.41%。

### 2. 營銷管理工作成效顯著

繼續擴大直供，努力提高專、特、優產品的銷售比例。優化品種結構，全年專、特、優產品銷售量達308.88萬噸，比上年增加109.12萬噸。

瞄準國內鐵路、橋樑、水電和西氣東輸等國家重點建設項目，全年實現國家重點建設項目中標7次，訂貨量達8.4萬噸，產品成功地應用於西氣東輸、三峽工程、南京三橋、「沿江管綫」工程等國家重點建設項目中。

及時跟蹤市場，動態調整價格，實現效益最大化。

加大出口和以產頂進工作力度。在保持綫材、厚板出口品種的基礎上，成功地將冷軋板、鍍鋅板產品打入國際市場，遠銷世界各地。

二零零四年，本公司銷售鋼材549.7萬噸。

「本人謹此代表鞍鋼新軋鋼股份有限公司董事會提呈本集團截至二零零四年十二月三十一日止年度報告，並向各位股東致意。」



## 二零零四年經營業績

按國際財務報告準則，本公司截至二零零四年十二月三十一日止年度實現淨利潤為人民幣1,797,587千元，比上年度淨利潤人民幣1,433,000千元增長25.44%，每股基本加權平均盈利為人民幣0.607元。

按中國會計準則，本公司截至二零零四年十二月三十一日止年度實現淨利潤為人民幣1,776,337千元，比上年度淨利潤人民幣1,474,662千元增長24%，每股加權平均盈利為人民幣0.600元。

## 利潤分配

本公司根據中國法規及公司章程，從按中國會計準則二零零四年度淨利潤人民幣1,776,337千元中，提取法定公積金人民幣177,633千元，提取法定公益金人民幣177,633千元，加年初未分配利潤人民幣2,131,717千元，可供股東分配的利潤為人民幣3,552,788千元，減2003年度分配股利人民幣592,563千元，二零零四年末可供分配利潤為人民幣2,960,225千元。董事會建議二零零四年度每股派發股息人民幣0.3元(含稅)。此項股息預案尚須提交於二零零五年五月九日召開之二零零四年度股東周年大會之股東批准。

## 按中國會計準則編制(續)

### 5. 報告期內股東權益變動情況

單位:人民幣千元

| | 股本 | 資本公積 | 盈餘公積 | 法定公益金 | 未分配利潤 | 股東權益合計 |
|---|---|---|---|---|---|---|
| 期初數 | 2,962,309 | 3,083,648 | 770,594 | 385,297 | 2,131,717 | 8,948,268 |
| 本期增加 | 633 | 1,267 | 355,266 | 177,633 | 1,776,337 | 2,133,503 |
| 本期減少 | — | — | — | — | 947,829 | 947,829 |
| 期末數 | 2,962,942 | 3,084,915 | 1,125,860 | 562,930 | 2,960,225 | 10,133,942 |

變動原因:

(1) 股本:本公司於二零零零年三月十五日至十七日在境內發行人民幣15億元A股可轉換公司債券,二零零四年一月一日至二零零四年十二月三十一日之間,此債券轉為本公司A股633,594股;

(2) 資本公積增加人民幣1,267千元,為A股可轉債轉股增加;

(3) 盈餘公積及法定公益金的變動是根據稅後利潤的10%分別提取法定公積金和法定公益金;

(4) 未分配利潤的變動是本年度產生淨利潤人民幣1,776,337千元,提取法定公積金及公益金人民幣355,266千元,分配股利支出人民幣592,563千元。

## 按中國會計準則編制(續)

### 3. 本集團近三年主要會計數據和財務指標

單位：人民幣千元

| | **二零零四年** | 二零零三年 | 二零零二年 |
|---|---|---|---|
| 主營業務收入 | **23,227,617** | 14,520,736 | 10,771,077 |
| 淨利潤 | **1,776,337** | 1,432,579 | 594,588 |
| 扣除非經常性損益的淨利潤 | **1,777,329** | 1,474,662 | 612,937 |
| 總資產 | **15,343,328** | 15,011,870 | 12,425,350 |
| 股東權益(不含少數股東權益) | **10,133,942** | 8,948,268 | 7,805,448 |
| 每股收益(加權平均)(人民幣元) | **0.600** | 0.484 | 0.20 |
| 每股收益(攤薄)(人民幣元) | **0.600** | 0.484 | 0.20 |
| 報告期末至披露日股份變動後每股收益(人民幣元) | **0.600** | 0.484 | 0.20 |
| 每股淨資產(人民幣元) | **3.42** | 3.02 | 2.64 |
| 調整後的每股淨資產(人民幣元) | **3.42** | 3.01 | 2.63 |
| 每股經營活動產生的現金流量淨額(人民幣元) | **0.538** | 0.675 | 0.71 |
| 淨資產收益率(攤薄) | **17.53%** | 16% | 7.62% |
| 淨資產收益率(加權平均) | **18.62%** | 17.05% | 7.78% |
| 扣除非經常性損益後淨資產收益率(加權平均) | **18.63%** | 17.55% | 8.02% |

### 4. 按照中國證監會《公開發行證券公司信息披露編報規則(第9號)》要求計算二零零四年報告期利潤的淨資產收益率和每股收益

| | **淨資產收益率(%)** | | **每股收益(人民幣元/股)** | |
|---|---|---|---|---|
| | **全面攤薄** | **加權平均** | **全面攤薄** | **加權平均** |
| 主營業務利潤 | 33.19 | 35.25 | 1.135 | 1.135 |
| 營業利潤 | 25.99 | 27.61 | 0.889 | 0.889 |
| 淨利潤 | 17.53 | 18.62 | 0.600 | 0.600 |
| 扣除非經常性損益後的淨利潤 | 17.54 | 18.63 | 0.600 | 0.600 |



## 按中國會計準則編制(續)

**1. 本集團本年度主要會計數據：**(續)

註： 本報告期內本集團扣除非經常性損益的項目及金額：

| 非經常性損益項目 | 影響利潤金額(人民幣千元) |
|---|---|
| 營業外收入 | -222 |
| 營業外支出 | 1,702 |
| 相關所得稅 | -488 |
| 合計 | 992 |

**2. 本集團本年度按中國會計準則計算的淨利潤為人民幣1,776,337千元，按國際財務報告準則計算的淨利潤為人民幣1,797,587千元。其差異為人民幣21,250千元，差異原因為：**

(1) 合營公司開辦費增加利潤人民幣26,293千元；

(2) 一般借貸利息資本化增加利潤人民幣997千元；

(3) 重估土地使用權攤銷增加利潤人民幣4,536千元；

(4) 預付租賃攤銷減少利潤人民幣109千元；

(5) 遞延稅項減少利潤人民幣10,467千元。

## 按國際財務報告準則編制

單位：人民幣千元

| | **二零零四年** | 二零零三年 | 二零零二年 |
|---|---|---|---|
| 營業額 | **23,177,863** | 14,482,148 | 10,746,477 |
| 稅前利潤 | **2,664,460** | 1,752,435 | 857,482 |
| 稅項 | **866,873** | 319,433 | 259,166 |
| 淨利潤 | **1,797,587** | 1,433,002 | 598,316 |
| 總資產 | **14,899,934** | 14,845,674 | 12,293,565 |
| 總負債 | **4,877,658** | 6,030,289 | 4,619,310 |
| 股東權益 | **10,022,276** | 8,815,385 | 7,674,255 |
| 每股淨資產(人民幣元) | **3.38** | 2.98 | 2.58 |
| 每股收益(基本)(人民幣元) | **0.607** | 0.484 | 0.202 |
| 每股收益(攤薄)(人民幣元) | **0.606** | 0.484 | 0.202 |
| 淨資產收益率 | **17.94%** | 16.25% | 7.82% |

## 按中國會計準則編制

### 1. 本集團本年度主要會計數據

截至二零零四年十二月三十一日止年度

單位：人民幣千元

| | |
|---|---|
| 利潤總額 | 2,632,743 |
| 淨利潤 | 1,776,337 |
| 扣除非經常性損益後的淨利潤 | 1,777,329 |
| 主營業務利潤 | 3,363,488 |
| 其他業務利潤 | 96,434 |
| 營業利潤 | 2,633,990 |
| 投資收益 | 233 |
| 補貼收入 | — |
| 營業外收支淨額 | (1,480) |
| 經營活動產生的現金流量淨額 | 1,594,803 |
| 現金及現金等價物淨增減額 | 141,157 |

## 本公司簡介(續)

| | | |
|---|---|---|
| 1. | 本公司法定名稱 | |
| | 中文： | 鞍鋼新軋鋼股份有限公司 |
| | 英文： | ANGANG NEW STEEL COMPANY LIMITED |
| 2. | 本公司法定代表人： | 劉 玠 |
| 3. | 本公司董事會秘書： | 付吉會 |
| | 聯繫地址： | 遼寧省鞍山市鐵東區南中華路396號 |
| | 電話： | 0412-6334293 |
| | | 0412-6334292 |
| | 傳真： | 0412-6727772 |
| 4. | 本公司註冊地址： | 遼寧省鞍山市鐵東區南中華路396號 |
| | 郵政編碼： | 114003 |
| | 電子信箱： | fujihui@ansc.com.cn |
| 5. | 本公司年度報告備置地點： | 本公司董事會秘書室 |
| | 股票上市地點： | A股：深圳證券交易所 |
| | | H股：香港聯合交易所 |
| | 股票簡稱： | A股：鞍鋼新軋 |
| | | H股：鞍鋼新軋鋼 |
| | 股票代碼： | A股：000898 |
| | | H股：0347 |

鞍鋼新軋鋼股份有限公司(「本公司」)董事會(「董事會」)及其董事保證本報告所載資料不存在任何虛假記載、誤導性陳述或者重大遺漏，並對其內容的真實性、準確性和完整性承擔個別及連帶責任。

本公司負責人董事長劉玠、主管會計工作負責人總會計師馬連勇、會計機構負責人財務部部長張萬斌保證本報告中財務報告的真實、完整。

本公司董事會欣然宣佈本公司及本公司的合營公司(合稱「本集團」)截至二零零四年十二月三十一日止年度的業績報告。

## 本公司簡介

本公司是於一九九七年五月八日，由鞍山鋼鐵集團公司(以下簡稱「鞍鋼集團公司」)作為唯一發起人設立的股份有限公司，及根據重組，將發起人原所屬的冷軋廠、綫材廠、厚板廠注入本公司，淨資產經國有資產管理局確定為人民幣2,028,817,600元，折為以國有法人股形式向鞍鋼集團公司發行內資股1,319,000,000股，每股面值人民幣1元。

本公司於一九九七年七月二十二日發行890,000,000股H股，按每股1.63港元價格發行，並於一九九七年七月二十四日在香港聯合交易所掛牌交易。本公司於一九九七年十一月十六日在境內發行了300,000,000股A股，按每股人民幣3.90元價格發行，其中：公開發行285,505,400股，向本公司職工配售公司職工股14,494,600股。境內公開發行的285,505,400股於一九九七年十二月二十五日在深圳證券交易所掛牌交易。向本公司職工配售的公司職工股14,494,600股於一九九八年六月二十六日在深圳證券交易所掛牌交易。

本公司於二零零零年三月十五日至十七日在境內發行人民幣15億元A股可轉換公司債券，截至二零零四年十二月三十一日，尚有面值人民幣3,553,000元，其餘已經轉為本公司A股453,942,246股。本公司A股可轉換公司債券已於二零零一年十一月二十七日停止交易。

本公司的主營業務包括生產銷售鋼坯、冷軋薄板、鍍鋅板、彩塗板、綫材、厚板、重軌、管坯及大型材等鋼鐵產品。廣泛用於汽車、建築、造船、家用電器、鐵路建設、制管等領域。本公司產品在國內均具有較強的競爭實力，本公司冷軋廠、綫材廠、厚板廠、大型廠、煉鋼廠裝備水平都處於國內先進水平。

# 目錄





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# 鞍鋼新軋鋼股份有限公司

# Angang New Steel Company Limited

2004年年報